As filed with the Securities and Exchange Commission on June 25, 2015

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

SUNRUN INC.

(Exact name of Registrant as specified in its charter)

Delaware	4931	26-2841711
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

595 Market Street, 29th Floor

San Francisco, California 94105

(415) 580-6900

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Lynn Jurich

Chief Executive Officer

Sunrun Inc.

595 Market Street, 29th Floor

San Francisco, California 94105

(415) 580-6900

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Robert O’Connor, Esq. Jon C. Avina, Esq. Calise Y. Cheng, Esq. Wilson Sonsini Goodrich &Rosati, P.C. One Market, Spear Tower, Suite 3300 San Francisco, California 94105 (415) 947-2000	Mina Kim, Esq. Christopher Filosa, Esq. Sunrun Inc. 595 Market Street, 29th Floor San Francisco, California 94105 (415) 580-6900	Daniel G. Kelly, Jr., Esq. Sarah K. Solum, Esq. Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.0001 par value per share	$100,000,000	$11,620

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the right to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject To Completion. Dated                     , 2015.

            Shares

Common Stock

This is an initial public offering of shares of common stock of Sunrun Inc.              shares of common stock are being sold by us and              shares of common stock are being sold by the selling stockholders identified in this prospectus. We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Prior to this offering, there has been no public market for shares of our common stock. The initial public offering price of the common stock is expected to be between $            and $            . We have applied to list our common stock on the NASDAQ Stock Market under the symbol “RUN.”

The underwriters have an option to purchase from us a maximum of             additional shares to cover over-allotments of shares.

We are an “emerging growth company” as defined under the federal securities laws and, as such, are subject to reduced public company reporting requirements.

See “Risk Factors” beginning on page 14 to read about factors you should consider before buying shares of our common stock.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Issuer	Proceeds to Selling Stockholders
Per share	$	$	$	$
Total	$	$	$	$

Delivery of the shares of common stock will be made on or about                     , 2015.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	Goldman, Sachs & Co.	Morgan Stanley

BofA Merrill Lynch	RBC Capital Markets

KeyBanc Capital Markets	SunTrust Robinson Humphrey

The date of this prospectus is                     , 2015

SUNRUN IS REINVENTING THE WAY PEOPLE POWER THEIR HOMES

to create a planet run by the sun

~79,000
customers

430 MW
deployed

20 percent
expected savings over 20 years on most customers' electricity costs

$2 million
of solar installed per day

$1.5 billion
project finance raised

1.6 billion
avoided pounds of CO_2 emissions

Actual neighborhood of Sunrun homes in Stevenson Ranch, CA.

GOING SOLAR WITH SUNRUN IS SIMPLE.
Sunrun handles everything—we design, install, finance, insure, monitor and maintain the solar panels while our customers simply pay for electricity at a lower rate than their utility.
“We absolutely LOVE our solar! We brag about our low bills to our friends, telling them they should do it...and wave and smile to our neighbors who have it now too! We could not be happier!”
Artem & Jill B.
Nevada
Hawaii
Arizona
California
Colorado
Oregon
“I came into contact with Sunrun through [their retail partner]. And when this partner teams up with a company the service, quality, and value of that company is very high.”
Ryan L.
“I’m very happy with Sunrun. It’s so easy to live with! I like that Sunrun maintains my system, and I don’t have to worry about it. Their service agreement made a lot of sense and has saved me a lot of money.”
John D.
New jersey
Massachusetts
OUR CUSTOMERS LOCK-IN LONG TERM SAVINGS.
While they sit back and enjoy the savings, we take care of the system throughout the lifetime of the agreement—for no additional cost.

We have not, and the selling stockholders have not, authorized anyone to provide any information or make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the selling stockholders take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Through and including                     , 2015 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

For investors outside of the United States: Neither we, the selling stockholders nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, the terms “Sunrun,” “the company,” “we,” “us” and “our” in this prospectus refer to Sunrun Inc. and its consolidated subsidiaries.

SUNRUN INC.

Our Mission

Our mission is to provide homeowners with clean, affordable solar energy and a best-in-class customer experience. In 2007, we pioneered the residential solar service model, creating a hassle-free, low-cost solution for homeowners seeking to lower their energy bills. By removing the high initial cost and complexity that used to define the residential solar industry, we have fostered the industry’s rapid growth and exposed an enormous market opportunity. Our relentless drive to increase the accessibility of solar energy is fueled by our enduring vision: to create a planet run by the sun.

Overview

We provide clean, solar energy to homeowners at a significant savings to traditional utility energy. After inventing the residential solar service model and recognizing its enormous market potential, we leveraged our first-mover advantage to build out the infrastructure and capabilities necessary to rapidly acquire and serve customers in a low-cost and scalable manner. Today, our scalable operating platform provides us with a number of unique advantages. First, we are able to drive distribution by marketing our solar service offerings through multiple channels, including our diverse partner network and direct-to-consumer operations. This multi-channel model supports broad sales and installation capabilities, which together allow us to achieve capital-efficient growth. Second, we are able to provide differentiated solutions to our customers that, combined with a great customer experience, we believe will drive meaningful margin advantages for us over the long term as we strive to create the industry’s most valuable and satisfied customer base.

Our core solar product offerings are provided through a lease or a power purchase agreement, which are substantially similar to one another, and which we refer to as our “solar service offerings.” Our solar service offerings provide homeowners with simple, predictable pricing for solar energy that is insulated from rising retail electricity prices. While homeowners have the option to purchase a solar energy system outright from us, most of our customers choose to buy solar as a service from us through our solar service offerings and enjoy the flexibility and savings that come from purchasing solar energy without the significant upfront investment of purchasing a solar energy system. With our solar service offerings, we install solar energy systems on our customers’ homes and sell them the solar power produced by those systems for a 20-year initial term. Most of our customers can expect to save an estimated 20% or more on their cost of electricity over that 20-year term. In addition, we monitor, maintain and insure the system at no additional cost during the term of the contract. In exchange, we receive 20 years of predictable cash flows from high credit quality customers and qualify for tax and other benefits. We finance portions of these tax benefits and cash flows through tax equity and non-recourse debt structures in order to fund our upfront costs, overhead and growth investments. We develop valuable customer relationships that can extend beyond this initial contract term and provide us an opportunity to offer additional services in the future. Delivering a differentiated customer experience is core to our strategy. We emphasize a customized solution, including a design specific to each customer’s home and pricing configurations that typically drive both customer savings and value to us.

We currently go to market with our core solar service offerings through three channels: (i) our direct-to-consumer channel, (ii) our solar partner channel who originate customers for our solar service offerings, procure and install solar energy systems on our customers’ homes on our behalf, and (iii) a growing set of strategic relationships with recognized non-solar brands.

•	Direct-to-consumer channel. In our direct-to-consumer channel, we provide our solar service offerings to homeowners, and install the solar energy systems ourselves. We also sell and install customer-owned solar energy systems through this channel. This channel consists of an online lead-generation function, a telesales and field sales team, a direct-to-home sales force, a retail sales team and an industry-leading installation organization. We developed our direct-to-customer channel primarily through the acquisition of the residential solar business of a partner in 2014.

•	Solar partner channel. In our solar partner channel, we contract with more than 40 diverse solar organizations that act as lead generators, distributors of our solar service offerings and subcontractors for the procurement and installation of the related solar energy systems. Because of our commitment to our solar partners and our vested interest in their success, we refer to them as our “solar partners,” although the actual legal relationship is that of an independent contractor. These solar partners are compensated on a per customer or per solar energy system basis for the work they perform. They are not entitled to any portion of the ongoing payments that we receive from our customers pursuant to our solar service offerings.

•	Strategic partnerships. In our strategic partnership channel, we contract with new market entrants not previously engaged in solar, including cable, consumer marketing, retail, and specialized energy retail companies. Through these strategic arrangements, we market and sell our solar service offerings to the strategic partner’s customer base and install the related solar energy system directly or subcontract the installation through one of our solar partners. Typically, we compensate our strategic partners on a per customer basis for customers who enter into customer agreements with us as a result of the strategic partners’ marketing efforts or the access they provide to us to their customers. We call these relationships “partnerships” as well, although the legal relationship is typically structured as a sales and marketing contract or similar arrangement. Our strategic partners are not entitled to any portion of the ongoing payments that we receive from our customers pursuant to our solar service offerings.

Our platform of services and tools allows us to efficiently go to market through all three channels. Our platform incorporates processes and software automation, streamlining customer origination and solar energy system installation, and simplifying ongoing maintenance and billing. We believe the use of our platform, which we generally provide to solar partners free of charge, empowers new market entrants and smaller industry participants to become our solar partners and profitably serve our large and under-penetrated market without them having to make the significant investments in technology and infrastructure required to compete effectively against established industry players by improving efficiency and driving down system-wide costs. Our platform provides the support for our multi-channel model, which drives broad customer reach and capital-efficient growth. In part because of our platform capabilities, we have built a leading, diversified partner network of solar sales and installation companies.

We have made significant investments to expand our capabilities, including, in 2014, direct customer acquisition, direct system installation, and fulfillment and racking capabilities. To accelerate these efforts, we acquired the residential solar business of a long-time partner, Mainstream Energy Corporation, as well as its fulfillment and racking businesses, which we refer to collectively as “MEC.” We will continue to evaluate investment and partnership opportunities to expand market reach and lower our cost structure in this dynamic and nascent market.

We have experienced substantial growth in our business and operations since our inception in 2007. As of March 31, 2015, we operated the second largest fleet of residential solar energy systems in the United States, with approximately 79,000 customers across 13 states. We have deployed an aggregate of 430 megawatts (“MW”) as of March 31, 2015. As of March 31, 2015, our estimated nominal contracted payments remaining was approximately $1.7 billion, and our estimated retained value was $1.1 billion. In addition, we also have a long track record of attracting low-cost capital from diverse sources, including tax equity and debt investors. As of March 31, 2015, we have raised 20 tax equity investment funds to finance the installation of solar energy systems with an estimated value of $3.1 billion. These investment funds allow us to monetize the recurring customer payments from our customer agreements, as well as the associated tax and other incentives including the Federal Investment Tax Credit (“ITC”), accelerated tax depreciation and other government and utility incentives. We use proceeds from these investment funds to finance the costs associated with purchasing and installing solar energy systems. We have established different types of investment funds to implement our financing strategy, and the allocation of the economic benefits between us and the fund investor varies depending on the structure of the investment fund. We currently use three different investment fund structures which we refer to as lease pass-throughs, partnership flips and joint venture inverted leases. Economic and tax benefits are allocated between us and fund investors based on these structures, and these structures are treated differently for financial statement purposes. We provide additional information about these investment funds in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Investment Funds.” Although we have been successful in raising capital, we have incurred net losses since inception and had an accumulated deficit of $76.8 million as of March 31, 2015.

Market Opportunity

The residential solar market opportunity is both large and significantly underpenetrated. Growth in the market has been driven by the advent of the residential solar service model, allowing homeowners to benefit from solar electricity without the upfront capital expense or taking on the perceived risks of solar energy system ownership. Additional financing alternatives such as loan products have also served to continue to expand the market. Today, residential solar has penetrated less than 1% of the 83 million single family detached homes in the United States. The total residential electricity revenues in the United States were $175 billion in 2014 and are expected to reach $208 billion by 2020. According to GTM Research and the Solar Energy Industries Association (“SEIA”), the residential solar energy market is expected to deploy 5,242 MW of installed capacity in 2020, representing a 27% compounded annual growth rate (“CAGR”) from 2014 installation levels.

The following recent trends have made solar energy a cost-effective power source for homeowners in an increasing number of markets:

•	Rising utility energy prices. According to the U.S. Energy Information Administration (“EIA”), the average residential retail electricity prices from the power grid increased at a 3.4% CAGR from 2004 to 2014.

•	Declining solar energy system costs. Solar energy system costs continue to decline due to decreasing hardware prices, increased installation efficiencies and lower customer acquisition costs. According to GTM Research, costs to install residential solar systems have declined 42% since 2011 and module prices have declined 80% since 2008.

The following federal, state, and local policies have also been strong factors affecting the market for distributed solar generation:

•	Federal Investment Tax Credit (“ITC”). Tax incentives have accelerated growth in U.S. solar energy system installations. Currently, business owners of solar energy systems can claim a tax credit worth 30% of the system’s eligible tax basis (or the fair market value). While the tax credit for third-party-owned systems is set to step down to 10% on January 1, 2017, we expect the impact of any reduction to be mitigated by declining costs, rising electric rates and additional sources of low-cost financing.

•	Net metering. A substantial majority of states have net metering policies whereby homeowners can offset electricity purchased from a utility by the amount of excess solar energy produced and sold to the utility. Net metering helps reduce peak electricity load and offsets the construction of new generation transmission and distribution facilities and the increased output from traditional generation facilities.

•	Solar renewable energy certificates (“SRECs”) and other state incentives. Solar renewable energy certificates have been implemented in certain states to provide an incentive for solar capacity additions, particularly for distributed generation. States offering a market for SRECs allow utilities to meet regulations requiring minimum limits for the amount of electricity that must be generated by renewable sources.

Our Distinctive Approach

Our goal is to attract high-quality customers with a great service at a competitive cost structure. We employ a distinctive two-pronged approach to achieve this goal: ongoing investment in an open platform of services and tools to drive cost efficiencies, as well as broad customer reach, and a differentiated customer experience that attracts high quality customers with strong unit margin.

Platform of Services and Tools: We have built a platform that supports a diversified value creation engine across our various channels. Our platform facilitates tight process controls and a best-in-class customer experience and enables us to own and manage the ongoing customer relationship for all solar service customers originated through our partner ecosystem. This infrastructure underpins our ability to enjoy broad customer reach with a low system-wide cost structure and positions us for expansion to every market where distributed solar energy generation can offer homeowners savings versus traditional utility retail power.

Key elements of our platform include:

•	Brand. We have invested to develop a strong brand presence for both our partners and us. We believe that our continuing investments in our brand will help expand our reach and reduce our cost to find and sell to new customers in both our direct and partner business. In addition, our growing reputation as a choice solar service provider increases the attractiveness of our platform for new and existing partners. Our sales and installation partners are able to leverage our brand to provide services under the Sunrun name.

•	Technology Suite. BrightPath, our end-to-end software suite, is designed to enable us to manage every aspect of our customers’ experience in a scalable manner. BrightPath supports the sales and installation processes for both our direct and partner businesses. BrightPath also supports the maintenance and monitoring of systems which Sunrun performs as a service to the customer throughout the term of the customer agreement.

•	Operational Process Excellence. Over our eight-year operating history we have refined the key processes required to provide a great service at a competitive cost structure. This process excellence includes our sales and installation best practices, which we refine internally and share with partners through our dedicated training and partner management teams.

•	Fulfillment and Racking. Our fulfillment business, AEE, provides our direct-to-consumer business as well as more than 1,300 solar installers and other resellers across the United States with access to modules, inverters, racking and other solar components. In addition, we design and manufacture industry-leading racking technology with our SnapNrack solution, enabling fast, safe, and beautiful solar installations.

•	Uninterrupted Project Finance and Asset Management. Our ability to consistently raise low-cost tax equity and debt financing benefits us, our partners and consumers. Our partners benefit because we use our financing to pay them for the origination of customers for our solar service offerings, procurement and installation of solar energy systems. Our ability to draw on such commitments from investors is contingent on various conditions being satisfied in our tax equity and debt financing agreements.

We have the unique capability to reach customers through multiple channels because our platform is robust, nimble, and open to partners. Our platform empowers partners, including top-tier retail operations, service partners, solar integrators, local entrepreneurs, and potential new market entrants to profitably provide our solar service offerings to their customers without incurring the significant investments necessary to compete with established industry players. We believe that these key elements of our open platform provide us with reach and scalability, a competitive cost structure and capital efficiency.

Differentiated Customer Experience: Our differentiated customer acquisition strategy attracts a large group of high-quality customers with strong unit margin. We provide our customers with tailored system design and customizable pricing for each home. Our significant investment in technology and analytics allows us to provide these benefits to customers through our direct-to-consumer channel and through our partners without compromising speed and efficiency in the sales process.

We believe that our strategy of providing a leading solar service at competitive prices through a high-quality sales process sets us apart and drives low customer acquisition costs through new customer referrals. We have designed our customizable pricing and system design capabilities to offer all target homeowners a competitive service while uniquely attracting high-quality customers—those who realize enhanced savings at attractive unit margins to us. Through BrightPath, we are able to use high-resolution, site-specific data to provide customers that have favorable home characteristics with below-market pricing.

We focus our resources on markets with high electricity rates, favorable policy environments, and other characteristics that allow for low operational costs and favorable unit margins. As a result of this customer targeting and market selection, we generated an average nominal contract value of more than $35,000 per customer agreement sold in the quarter ended March 31, 2015. We believe that our distinctive approach will create a higher quality portfolio of solar energy assets that create significant value for our customers while generating reliable cash flow to us over time.

Our Strengths

We believe the following strengths will help position us to drive the mass adoption of residential solar in a manner that maximizes the value of our growing customer base over the long term:

•	Platform of Services and Tools. We have built a robust operational and technology infrastructure that enables broad customer reach with a favorable cost structure.

•	Differentiated Customer Experience. We strive to create a leading customer offering and experience through customer-friendly solar service features, tailored designs and customizable pricing for each homeowner, a highly consultative sales process, and a focus on customer savings.

•	Proven Execution. We have established meaningful scale in residential solar to provide streamlined customer origination and installation and simplify ongoing maintenance and management of the customer experience for us and our partners. As of March 31, 2015, we had deployed 430 MW of residential systems, created $1.1 billion of estimated retained value, and executed thousands of service transfers (usually when our customers move). We intend to leverage our extensive experience in solar service offerings through our partner channels in our newer direct-to-consumer business.

•

Proven Access to Capital. As of March 31, 2015, we have raised $1.5 billion in tax equity to fund the installation of solar energy systems with an estimated value of $3.1 billion. We have raised numerous investment funds—including 17 from repeat investors. Our capital providers rely on our ability to generate a diverse pool of high-quality 20-year customer agreements, build systems in a timely manner, and maintain performance in our growing fleet of tens of thousands of solar energy systems. Although we have been successful in raising capital, we have incurred net losses since inception and had an accumulated deficit of $76.8 million as of March 31, 2015.

•	Policy and Regulatory Leadership. We are dedicated to advancing solar-friendly policies throughout the country. We co-founded The Alliance for Solar Choice (“TASC”), which leads the national advocacy for rooftop solar and has led the industry to numerous favorable regulatory and legislative verdicts.

•	Industry Pioneering Management Team. We have assembled an executive management team with over 100 years of combined experience leading successful growth businesses and public companies in both energy and consumer-facing industries while bringing extensive functional experience in sales, marketing, project finance, legal, and public policy to help drive the mass adoption of residential solar.

Our Strategy

We will continue to focus on our distinctive approach—building an open platform of services and tools and delivering a differentiated customer experience—to achieve our goal of generating industry-leading cash flow from a large, happy customer base. The following are key elements of our strategy:

•	Grow Our Direct-to-Consumer Presence. We will continue to invest in and expand our direct-to-consumer channel, which enables us to reach homeowners and install systems using dedicated Sunrun personnel. Our direct-to-consumer strategy includes referrals, phone outreach, online sales, retail presence and direct-to-home sales. By managing the entire process from sales to installation to ongoing monitoring, we are well positioned to create value by pursuing attractive markets, driving cost savings and leveraging best practices across our partner network.

•	Expand Our Partnerships with Solar Partners, Strategic Partners, and Attractive New Market Participants. Our open platform of services and tools allows us to engage with a wide variety of solar industry partners, as well as new industry participants such as retailers and service providers who would like to cost-effectively offer solar to new and existing customers. We will continue to invest in our ability to attract, convert, grow, and retain promising partners in order to facilitate capital-efficient growth.

•	Continue to Invest in Our Platform. We plan to continue to invest in and develop complementary software, services and technologies to enhance the scalability of our platform and support a low system-wide cost structure.

•	Continue to Deliver a Differentiated Customer Experience. We will continue to sell customer-friendly solar service offerings with customized configurations and pricing. We believe that our increasing set of proprietary pricing and system performance data in BrightPath will enable us to deliver accurate and compelling pricing to an increasing number of customers at attractive margins to us.

•	Expand Our Geographic Footprint. We believe the market for residential solar remains significantly underpenetrated. We intend to leverage our versatile, scalable platform and unique multi-channel approach to expand into new markets as the economics for solar become more compelling.

•	Offer New Products and Services. We will continue to innovate and expand our product and service offerings to homeowners. For example, we are currently piloting a combined solar and battery service, which is designed to reduce demands on the existing energy distribution infrastructure by retaining the energy at the location of generation and use.

Risks Associated with Our Business

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. Some of these risks include:

•	We need to raise capital to finance the continued growth of our residential solar service business. If capital is not available to us on acceptable terms, as and when needed, our business and prospects would be materially and adversely impacted;

•	The solar energy industry is an emerging market that is constantly evolving and may not develop to the size or at the rate we expect;

•	Our ability to provide our solar service offerings to homeowners on an economically viable basis depends in part on our ability to finance these systems with fund investors who seek particular tax and other benefits;

•	We have historically benefited from declining costs in our industry, and our business and financial results may be harmed as a result of increases in costs associated with our solar service offerings. If we do not reduce our cost structure in the future, our ability to become profitable may be impaired;

•	Electric utility statutes and regulations and changes to statutes or regulations may present technical, regulatory and economic barriers to the purchase and use of our solar service offerings that may significantly reduce demand for such offerings;

•	We face competition from traditional energy companies as well as solar energy companies;

•	Regulations and policies related to rate design could deter potential homeowners from purchasing our solar service offerings, reduce the value of the electricity we produce, and reduce the savings that our homeowners could realize from our solar service offerings;

•	We rely on net metering and related policies to offer competitive pricing to homeowners in all of our current markets, and changes to net metering policies may significantly reduce demand for electricity from our solar service offerings;

•	Interconnection limits imposed by regulators may significantly reduce our ability to sell electricity from our solar service offerings in certain markets or slow interconnections, harming our growth rate and customer satisfaction scores; and

•	Upon completion of this offering, our executive officers, directors and principal stockholders will continue to have substantial control over us, which will limit your ability to influence the outcome of important matters, including a change in control.

Corporate Information

Our principal executive offices are located at 595 Market Street, 29th Floor, San Francisco, California 94105, and our telephone number is (415) 580-6900. Our website address is www.sunrun.com. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus and inclusions of our website address in this prospectus are inactive textual references only. We were formed in 2007 as a California limited liability company, and converted in 2008 into a Delaware corporation.

The Sunrun design logo, “Sunrun” and our other registered or common law trademarks, service marks or trade names appearing in this prospectus are the property of Sunrun Inc. Other trademarks and trade names referred to in this prospectus are the property of their respective owners.

Emerging Growth Company

The Jumpstart Our Business Startups Act (“JOBS Act”) was enacted in April 2012 with the intention of encouraging capital formation in the United States and reducing the regulatory burden on newly public companies that qualify as “emerging growth companies.” We are an emerging growth company within the meaning of the JOBS Act. As an emerging growth company, we may take advantage of certain exemptions from various public reporting requirements, including the requirement that our internal control over financial reporting be audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”), certain requirements related to the disclosure of executive compensation in this prospectus and in our periodic reports and proxy statements and the requirement that we hold a nonbinding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these exemptions until we are no longer an emerging growth company.

We will cease to be an “emerging growth company” upon the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues are $1.0 billion or more, (ii) the date on which we are deemed to be a “large accelerated filer” as defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (iii) the date on which we have, during the previous rolling three year period, issued more than $1 billion in non-convertible debt securities, and (iv) the last day of the fiscal year following the fifth anniversary of this offering. We are irrevocably opting out of the extended transition periods available under the JOBS Act for complying with new or revised accounting standards.

See the section titled “Risk Factors—Risks Related to Ownership of Our Common Stock and this Offering—As an emerging growth company within the meaning of the Securities Act, we will utilize certain modified disclosure requirements, and we cannot be certain if these reduced requirements will make our common stock less attractive to investors” for certain risks related to our status as an emerging growth company.

THE OFFERING

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Common stock to be outstanding after this offering	shares

Over-allotment option being offered by us	shares

Use of proceeds	We estimate that the net proceeds from the sale of shares of our common stock in this offering will be approximately $ million, based upon the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. We will not receive any of the proceeds from the sale of shares to be offered by the selling stockholders. See the section titled “Use of Proceeds” for additional information.

Directed Share Program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the common stock offered hereby to . The sales will be made by through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of our common stock offered hereby.

Proposed NASDAQ Stock Market trading symbol	“RUN”

The number of shares of our common stock that will be outstanding after this offering is based on 79,491,627 shares of our common stock outstanding as of March 31, 2015 (including shares of our preferred stock on an as-converted basis), and excludes:

•	10,610,240 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of March 31, 2015, with a weighted-average exercise price of $4.46 per share;

•	947,342 shares of our common stock issuable upon the vesting of restricted stock units (“RSUs”) outstanding as of March 31, 2015;

•	2,589,950 shares issuable upon the exercise of options to purchase shares of common stock granted after March 31, 2015, with a weighted-average exercise price of $9.17 per share;

•	135,000 shares of our common stock issuable upon the vesting of RSUs granted after March 31, 2015;

•	1,400,000 shares of our common stock issued on April 2015 and an additional 1,100,000 shares issuable, in connection with our acquisition of Clean Energy Experts, LLC (“CEE”); and

•	shares of our common stock reserved for future issuance under our equity compensation plans, consisting of:

•	shares of our common stock reserved for future issuance under our 2015 Equity Incentive Plan (“2015 Plan”) which will become effective prior to the completion of this offering; and

•	shares of our common stock reserved for future issuance under our 2015 Employee Stock Purchase Plan (“ESPP”) which will become effective prior to the completion of this offering.

Our 2015 Plan and our ESPP each provide for annual automatic increases in the number of shares reserved thereunder, and our 2015 Plan also provides for increases in the number of shares reserved thereunder based on awards under certain of our other equity compensation plans that expire, are forfeited or otherwise repurchased by us. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for additional information.

Except as otherwise indicated, all information in this prospectus assumes:

•	the filing and effectiveness of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering;

•	the assumed conversion of all outstanding shares of our convertible preferred stock into an aggregate of 54,840,767 shares of our common stock, which will occur immediately prior to the completion of this offering; and

•	no exercise by the underwriters of their over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables summarize our consolidated financial and other data. We have derived the summary consolidated statement of operations data for the years ended December 31, 2013 and 2014 and the summary consolidated balance sheet data as of December 31, 2014 from our audited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated statements of operations data for the three months ended March 31, 2014 and 2015 and the unaudited consolidated balance sheet data as of March 31, 2015 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited financial information on a basis consistent with our audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future, and our interim results are not necessarily indicative of the results to be expected for the full fiscal year. The following summary consolidated financial and other data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. See also the consolidated financial statements of MEC, which we acquired in February 2014, as well as the pro forma information contained elsewhere in this prospectus.

	Year Ended December 31,				Three Months Ended March 31,
	2013		2014		2014		2015
	(In thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue:
Operating leases and incentives		$54,740		$84,006		$18,441		$22,308
Solar energy systems and product sales		—		114,551		11,962		27,369

Total revenue		54,740		198,557		30,403		49,677
Operating expenses:
Cost of operating leases and incentives		43,088		72,898		14,896		21,377
Cost of solar energy systems and product sales		—		100,802		10,475		25,330
Sales and marketing		22,395		78,723		12,589		24,926
Research and development		9,984		8,386		1,927		2,287
General and administrative		33,242		68,098		12,650		20,306
Amortization of intangible assets		—		2,269		463		542

Total operating expenses		108,709		331,176		53,000		94,768

Loss from operations		(53,969)		(132,619)		(22,597)		(45,091)
Interest expense, net		11,752		27,521		5,662		7,130
Loss on early extinguishment of debt		—		4,350		—		—
Other expenses		365		3,043		460		299

Loss before income taxes		(66,086)		(167,533)		(28,719)		(52,520)
Income tax expense (benefit)		2,508		(4,980)		(4,980)		—

Net loss		(68,594)		(162,553)		(23,739)		(52,520)

Net loss attributable to noncontrolling interests and redeemable noncontrolling interests		(64,294)		(86,638)		(12,872)		(34,525)

Net loss attributable to common stockholders		$(4,300)		$(75,915)		$(10,867)		$(17,995)

Net loss per share attributable to common stockholders, basic and diluted		$(0.44)		$(3.33)		$(0.57)		$(0.74)

Weighted average shares used in computing net loss per share attributable to common stockholders, basic and diluted		9,780		22,795		19,021		24,427

Pro forma net loss per share attributable to common stockholders, basic and diluted(1)	$		$		$		$

Weighted average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted(1)

(1)	Pro forma net loss per share attributable to common stockholders, basic and diluted, as well as weighted average shares used in computing pro forma net loss per share attributable to common stockholders, give effect to the assumed conversion of our convertible preferred stock into an aggregate of 54,840,767 shares of our common stock as of the beginning of the applicable period.

	As of March 31, 2015
	Actual	Pro Forma as Adjusted(1)(2)
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$105,473	$
Solar energy systems, net	1,587,867
Total assets	2,016,555
Current portion of long-term debt	2,417
Line of credit	48,675
Long-term debt, less current portion	188,604
Redeemable noncontrolling interests	142,375
Total equity	412,971

(1)	The pro forma as adjusted column in the balance sheet data table above gives effect to the assumed conversion of all outstanding shares of our convertible preferred stock as of March 31, 2015 into an aggregate of 54,840,767 shares of our common stock, which assumed conversion will occur immediately prior to the completion of this offering, as if such conversion had occurred on March 31, 2015, and the sale and issuance by us of shares of our common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(2)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our cash and cash equivalents, total assets, and total equity by approximately $ million, assuming the number of shares of our common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. Similarly, each one million increase or decrease in the number of shares of our common stock offered by us would increase or decrease, as applicable, our cash and cash equivalents, total assets, and total equity by approximately $ million, assuming the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us.

Key Operating Metrics

We regularly review a number of metrics, including the following key operating metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. Some of these key operating metrics are estimates. The estimates are based on our management’s beliefs and assumptions and on information currently available to management. Although we believe that we have a reasonable basis for each of these estimates, we caution you that these estimates are based on a combination of assumptions that may prove to be inaccurate over time. Such inaccuracies could be material, particularly given that the estimates relate to cash flows up to 30 years in the future. Furthermore, other companies may calculate these metrics differently than we do now or in the future, which would reduce their usefulness as a comparative measure. For additional information about our key operating metrics, including their definitions and limitations, see the section of this prospectus captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics.”

	Year Ended December 31,		As of March 31,
	2013	2014	2014	2015
Megawatts deployed (during the period)	80	130	24	37
Cumulative megawatts deployed (end of period)	264	393	287	430
Customers (end of period)	48,998	73,113	52,718	78,730
Estimated nominal contracted payments remaining (end of period)	$995,455	$1,596,615	$1,091,524	$1,713,031
Estimated retained value (end of period)	$605,423	$1,000,064	$681,514	$1,087,428
Estimated retained value per watt (end of period)	$2.44	$2.40	$2.42	$2.41

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, before making a decision to invest in our common stock. The risks and uncertainties described below may not be the only ones we face. If any of the risks actually occur, our business, financial condition, results of operations, cash flows and prospects could be materially and adversely affected. In that event, the market price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business and Our Industry

We need to raise capital to finance the continued growth of our residential solar service business. If capital is not available to us on acceptable terms, as and when needed, our business and prospects would be materially and adversely impacted.

Our future success depends on our ability to raise capital from third parties to grow our business. To date, we have funded our business principally through low-cost tax equity investment funds. If we are unable to establish new investment funds when needed, or upon desirable terms, the growth of our solar service business would be impaired.

The contract terms in certain of our existing investment fund documents contain various conditions with respect to our ability to draw on financing commitments from the fund investors, including conditions that restrict our ability to draw on such commitments if an event occurs that could reasonably be expected to have a material adverse effect on the fund or, in some instances, us. If we were not able to satisfy such conditions due to events related to our business, a specific investment fund, developments in our industry, including tax or regulatory changes, or otherwise, and as a result, we were unable to draw on existing funding commitments, we could experience a material adverse effect on our business, liquidity, financial condition, results of operations and prospects. If any of the investors that currently invest in our investment funds were to decide not to invest in future investment funds to finance our solar service offerings due to general market conditions, concerns about our business or prospects or any other reason, or materially change the terms under which they were willing to provide future financing, we would need to identify new investors to invest in our investment funds and our cost of capital may increase.

There can be no assurance that we will be able to continue to successfully access capital in a manner that supports the growth of our business. Certain sources of capital may not be available in the future, and competition for any available funding may increase. We cannot be sure that we will be able to maintain necessary levels of funding without incurring high funding costs, unfavorable changes in the terms of funding instruments or the liquidation of certain assets. If we were unable to continue to offer a competitive investment profile, we may lose access to these funds or they may only be available on less favorable terms than those provided to our competitors or currently provided to us. If we were to be unable to arrange new or alternative methods of financing on favorable terms, our business, financial condition, results of operations and prospects could be materially and adversely affected.

The solar energy industry is an emerging market that is constantly evolving and may not develop to the size or at the rate we expect.

The solar energy industry is an emerging and constantly evolving market opportunity. We believe the solar energy industry will take several years to fully develop and mature, and we cannot be certain that the market will grow at the rate we expect. Any future growth of the solar energy market and the success of our solar service offerings depend on many factors beyond our control, including recognition and acceptance of the solar service market by consumers, the pricing of alternative sources of energy and our ability to provide our solar service offerings cost effectively. If the markets for solar energy do not develop at the rate we expect, our business may be adversely affected. Solar energy has yet to achieve broad market acceptance and depends in part on continued support in the form of rebates, tax credits and other incentives from federal, state and local governments. If this support diminishes, our ability to obtain external financing on acceptable terms, or at all, could be materially adversely affected. Such funding limitations could lead to inadequate financing support for the anticipated growth in our business. Furthermore, growth in residential solar energy depends in part on macroeconomic conditions, retail prices of electricity and homeowner preferences, each of which can change quickly. Declining macroeconomic conditions, including in the job markets and residential real estate markets, could contribute to instability and uncertainty among homeowners and impact their financial wherewithal, credit scores or interest in entering into long-term contracts, even if such contracts would generate immediate and long-term savings. Market prices of retail electricity generated by utilities or other energy sources could decline for a variety of reasons, as discussed further below. Any such declines in macroeconomic conditions or changes in homeowner preferences would adversely impact our business.

Our ability to provide our solar service offerings to homeowners on an economically viable basis depends in part on our ability to finance these systems with fund investors who seek particular tax and other benefits.

Our solar service offerings have been eligible for federal investment tax credits (“ITCs”), U.S. Treasury grants and other tax benefits. We have relied on, and will continue to rely on, tax equity investment funds, which are financing structures that monetize a substantial portion of those benefits, in order to finance our solar service offerings. If, for any reason, we were unable to continue to monetize those benefits through these arrangements, we may be unable to provide and maintain our solar service offerings for homeowners on an economically viable basis.

The availability of this tax-advantaged financing depends upon many factors, including:

•	our ability to compete with other solar energy companies for the limited number of potential fund investors, each of which has limited funds and limited appetite for the tax benefits associated with these financings;

•	the state of financial and credit markets;

•	changes in the legal or tax risks associated with these financings; and

•	non-renewal of these incentives or decreases in the associated benefits.

The federal government currently offers a 30% ITC (the “Commercial ITC”) under Section 48(a) of the Internal Revenue Code of 1986, as amended (the “Code”), for the installation of certain solar power facilities prior to December 31, 2016, for taxpayers using solar property in a trade or business. This Commercial ITC will be, pursuant to current law, reduced from approximately 30% of the fair market value of the solar energy systems to approximately 10% for solar energy systems placed in service after December 31, 2016. The Commercial ITC reductions will reduce the amount we can monetize pursuant to investment fund structures. Moreover, potential investors must remain satisfied that the funding structures that we offer will make the tax benefits associated with solar energy systems available to these investors, which depends both on the investors’ assessment of the tax law and the absence of any unfavorable interpretations of that law. Adverse changes in existing law or interpretations of existing law by the Internal Revenue Service (the “IRS”) and the courts could reduce the willingness of investors to invest in funds associated with these solar energy systems. Accordingly, we cannot assure you that this type of financing will continue to be available to us. New investment fund structures or other financing mechanisms may also become available, and if we are unable to take advantage of these fund structures and financing mechanisms, we may be at a competitive disadvantage. If, for any reason, we were unable to finance our solar service offerings through tax-advantaged structures or if we were unable to realize or monetize Commercial ITCs or other tax benefits, we may no longer be able to provide our solar service offerings to new homeowners on an economically viable basis, which would have a material adverse effect on our business, financial condition and results of operations.

We have historically benefited from declining costs in our industry, and our business and financial results may be harmed as a result of increases in costs associated with our solar service offerings. If we do not reduce our cost structure in the future, our ability to become profitable may be impaired.

Declining costs related to raw materials, manufacturing and the sale and installation of our solar service offerings has been a key driver in the pricing of our solar service offerings and, more broadly, homeowner adoption of solar energy. While historically the prices of solar panels and raw materials have declined, the cost of solar panels and raw materials could increase in the future due a variety of factors, including trade barriers, export regulations, regulatory or contractual limitations, industry market requirements and changes in technology and industry standards. Any such increases could slow our growth and cause our financial results and operational metrics to suffer. For example, in the past, we and our solar partners purchased a significant portion of the solar panels used in our solar service offerings from manufacturers based in China or such panels have contained components from China. The U.S. government has imposed antidumping and countervailing duties on solar cells manufactured in China. In addition, we may face other increases in our operating expense, including increases in wages or other labor costs, as well as marketing, sales or branding related costs. In addition, we invested heavily in building our direct-to-consumer capabilities in 2014 after our acquisition of MEC. These investments included significantly increasing our installation capacity through the opening of new branches, increasing our hiring in construction and in associated management personnel, and increasing brand and sales and marketing expenses. We may continue to make significant investments to drive growth in the future. Increases in any of these costs could adversely affect our results of operations and financial condition and harm our business and prospects. If we are unable to reduce our cost structure in the future, we may not be able to achieve profitability, which could have a material adverse effect on our business and prospects.

Electric utility statutes and regulations and changes to statutes or regulations may present technical, regulatory and economic barriers to the purchase and use of our solar service offerings that may significantly reduce demand for such offerings.

Federal, state, and local government statutes and regulations concerning electricity heavily influence the market for our solar service offerings. These statutes and regulations relate to electricity pricing, net metering, incentives, taxation, competition with utilities, and the interconnection of homeowner-owned and third party-owned solar energy systems to the electrical grid. These statutes and regulations are constantly evolving. Governments, often acting through state utility or public service commissions, change and adopt different rates for residential customers on a regular basis and these changes can have a negative impact on our ability to deliver savings to homeowners.

Utilities, their trade associations, and fossil fuel interests in the country, each of which has significantly greater economic and political resources than the residential solar industry, are currently challenging solar-related policies to reduce the competitiveness of residential solar energy. Any adverse changes in solar-related policies could have a negative impact on our business and prospects.

We face competition from traditional energy companies as well as solar energy companies.

The solar energy industry is highly competitive and continually evolving as participants strive to distinguish themselves within their markets and compete with large utilities. We believe that our primary competitors are the established utilities that supply energy to homeowners by traditional means. We compete with these utilities primarily based on price, predictability of price, and the ease by which homeowners can switch to electricity generated by our solar service offerings. If we cannot offer compelling value to homeowners based on these factors, then our business and revenues will not grow. Utilities generally have substantially greater financial, technical, operational and other resources than we do. As a result of their greater size, these competitors may be able to devote more resources to the research, development, promotion and sale of their products or respond more quickly to evolving industry standards and changes in market conditions than we can. Furthermore, these competitors are able to devote substantially more resources and funding to regulatory and lobbying efforts.

Utilities could also offer other value-added products or services that could help them compete with us even if the cost of electricity they offer is higher than ours. In addition, a majority of utilities’ sources of electricity are non- solar, which may allow utilities to sell electricity more cheaply than us. In addition, regulated utilities are increasingly seeking approval to ‘rate-base’ their own residential solar businesses. Rate-basing means that utilities would receive guaranteed rates of return for their solar businesses. This is already commonplace for utility scale solar projects and commercial solar projects. While few utilities to date have received regulatory permission to rate base residential solar, our competitiveness would be significantly harmed should more utilities receive such permission because we do not receive guaranteed profits for our solar service offerings.

We also face competition from other residential solar service providers. Some of these competitors have a higher degree of brand name recognition, differing business and pricing strategies, and greater capital resources than we have and have extensive knowledge of our target markets. If we are unable to establish or maintain a consumer brand that resonates with homeowners, or compete with the pricing offered by our competitors, our sales and market share position may be adversely affected as our growth is dependent on originating new homeowners. We may also face competitive pressure from companies who offer lower priced consumer offerings than us.

We also compete with companies that are not regulated like traditional utilities but that have access to the traditional utility electricity transmission and distribution infrastructure. These energy service companies are able to offer homeowners electricity supply-only solutions that are competitive with our solar service offerings on both price and usage of solar energy technology while avoiding the long-term agreements and physical installations that our current fund-financed business model requires. This may limit our ability to attract homeowners, particularly those who wish to avoid long-term contracts or have an aesthetic or other objection to putting solar panels on their roofs.

We also face competition from purely finance-driven nonintegrated competitors that subcontract out the installation of solar energy systems, from installation businesses (including solar partners) that seek financing from external parties, from large construction companies and from electrical and roofing companies. In addition, local installers that might otherwise be viewed as potential solar partners may gain market share by being able to be first providers in new local markets. Some of these competitors may provide energy at lower costs than we do.

As the solar industry grows and evolves, we will also face new competitors who are not currently in the market, as well as existing and new competitors that achieve significant developments in alternative technologies or new products such as storage solutions, loan products or other programs related to third-party ownership. Our failure to adapt to changing market conditions, to compete successfully with existing or new competitors and to adopt new or enhanced technologies could limit our growth and have a material adverse effect on our business and prospects.

Regulations and policies related to rate design could deter potential homeowners from purchasing our solar service offerings, reduce the value of the electricity we produce, and reduce the savings that our homeowners could realize from our solar service offerings.

All states regulate investor-owned utility retail electricity pricing. In addition, there are numerous publicly owned utilities and electric cooperatives that establish their own retail electricity pricing through some form of regulation or internal process. These regulations and policies could deter potential homeowners from purchasing our solar service offerings. For example, utilities are seeking rate design changes to “de-couple” rates. This form of “de-coupling” means changing rates to charge lower volume-based rates, or the rates charged for kilowatt hour of electricity purchased by a residential customer, and higher unavoidable fixed charges that a homeowner is subject to when they purchase solar energy from third parties. This form of rate design would adversely impact our business by reducing the value of the electricity our solar energy systems produce and reducing the savings homeowners receive by purchasing our solar service offerings. In addition to changes in general rates charged to all residential customers, utilities are increasingly seeking solar-specific charges (which may be fixed charges, capacity-based charges, or other rate changes). Any of these changes could materially reduce the demand for our products and could limit the number of markets in which our products are competitive with electricity provided by the utilities.

We rely on net metering and related policies to offer competitive pricing to homeowners in all of our current markets, and changes to net metering policies may significantly reduce demand for electricity from our solar service offerings.

As of March 31, 2015, a substantial majority of states have adopted net metering policies, including each of the states where we currently serve homeowners. Net metering policies provide homeowners with a one-for-one full retail credit within a monthly billing period for electricity that the solar energy system exports to the electric grid. At the end of the monthly billing period, if the homeowner has generated excess electricity within that month, the homeowner typically carries forward a credit for any excess electricity to be offset against future utility purchases. While the value of credits carried forward from month to month varies from state to state, all intra-month credits are at the full retail rate. At the end of an annual billing period or calendar year, utilities either continue to carry forward a credit, or reconcile the homeowner’s final annual or calendar year bill using different rates (including zero credit) for the exported electricity.

Utilities, their trade associations, and fossil fuel interests in the country are currently challenging net metering policies, and seeking to either eliminate it, cap it, or impose charges on homeowners that have adopted net metering. Some states, including California, currently set limits on the total percentage of a utility’s customers that can adopt net metering. Maryland, Nevada and New York also have metering caps and other states we serve now or in the future may adopt metering caps. If the net metering caps in California or other jurisdictions are reached without an expansion of net metering policies, homeowners in the future will be unable to recognize the cost savings associated with net metering they currently enjoy. Of the states in which we offer our solar service offerings, only Nevada is expected to reach its cap within the next 12 months unless the cap is increased. If changes to net metering policies occur without grandfathering to existing homeowners, those existing homeowners could be negatively impacted which could create a default risk from those homeowners. Our ability to sell our solar service offerings may be adversely impacted by the failure to expand existing limits to net metering. The failure to adopt a net metering policy where it currently is not in place would pose a barrier to entry in those states. Additionally, the imposition of charges that only or disproportionately impact homeowners that utilize net metering would adversely impact our business.

Our business currently depends on the availability of utility rebates, tax credits and other financial incentives in addition to other tax benefits. The expiration, elimination or reduction of these rebates and incentives could adversely impact our business.

U.S. federal, state and local governmental bodies provide incentives to owners, distributors, installers and manufacturers of solar energy systems to promote solar energy. These incentives include ITCs, as discussed above, as well as other tax credits, rebates and other financial incentives, such as system performance payments and payments for solar renewable energy credits (“SRECs”) associated with solar energy generation. We rely on these incentives to lower our cost of capital and to incent investors to invest in our funds, all of which enables us to lower the price we charge homeowners for our solar service offerings. However, these incentives may expire on a particular date (as discussed above with respect to ITCs), end when the allocated funding is exhausted, or be reduced or terminated without notice. The financial value of certain incentives may also decrease over time. For example, the values of SRECs are volatile and could decrease over time as the supply of SREC-producing solar energy systems installed in a particular market increases. We monetize SRECs through forward sales. If we are unable to deliver these contracted SRECs, we may be required to make up the shortfall of SRECs through purchases on the open market or make payments of liquidated damages.

Our business model also relies on multiple tax exemptions offered at the state and local levels. For example, solar energy systems are generally not considered in determining values for calculation of local and state real and personal property taxes as a result of applicable property tax exemptions. If solar energy systems were not excluded, the property taxes payable by homeowners would be higher, which could offset any potential savings our solar service offerings could offer. For example, in the state of Arizona, the Arizona Department of Revenue has determined that a personal property tax exemption on solar panels does not apply to solar panels that are leased (as opposed to owned), such that leased panels in Arizona may ultimately subject the homeowner to an increase in personal property taxes and this increased personal property tax could reduce or eliminate entirely the savings that these solar panels would otherwise provide to the homeowner. Although we are involved in ongoing litigation challenging the Arizona personal property tax determination, there can be no assurances that this litigation will be resolved in a manner that is favorable to us or other solar companies. If this litigation is not resolved in a manner that is favorable to us and other solar companies, and we pass the tax cost on to our customers, it will adversely impact our ability to attract new customers in Arizona, and the savings that our current Arizona customers realize will be reduced by the additional tax imposed, which will make our solar service offerings less attractive to those customers and could increase the risk of default from those customers. In addition, we rely on certain state and local tax exemptions that apply to the sale of equipment, sale of power, or both. These state and local sales tax exemptions can be changed by the state legislature and other regulators, and such a change could adversely impact our business.

We are not currently regulated as a utility under applicable laws, but we may be subject to regulation as a utility in the future or become subject to new federal and state regulations for any additional solar service offerings we may introduce in the future.

Federal, state, and municipal laws do not currently regulate us as a utility. As a result, we are not subject to the various regulatory requirements applicable to U.S. utilities. However, any federal, state, local or otherwise applicable regulations could place significant restrictions on our ability to operate our business and execute our business plan by prohibiting or otherwise restricting our sale of electricity. These regulatory requirements could include restricting our sale of electricity, as well as regulating the price of our solar service offerings. If we were subject to the same regulatory authorities as utilities in the United States or if new regulatory bodies were established to oversee our business, then our operating costs could materially increase.

Our business depends in part on the regulatory treatment of third-party owned solar energy systems.

Our customer agreements are third-party ownership arrangements. Sales of electricity by third parties face regulatory challenges in some states and jurisdictions. These challenges pertain to issues such as whether third-party-owned systems qualify for the same levels of rebates or other non-tax incentives available for homeowner-owned solar energy systems, whether third-party-owned systems are eligible at all for these incentives, and whether third-party-owned systems are eligible for net metering and the associated significant cost savings. Reductions in, or eliminations of, the current treatment of third-party arrangements could reduce demand for our solar service offerings, adversely impact our access to capital and cause us to increase the price we charge homeowners for energy.

Interconnection limits or circuit-level caps imposed by regulators may significantly reduce our ability to sell electricity from our solar service offerings in certain markets or slow interconnections, harming our growth rate and customer satisfaction scores.

Interconnection rules establish the circumstances in which rooftop solar will be connected to the electricity grid. Interconnection limits or circuit-level caps imposed by regulators may curb our growth in key markets. Utilities throughout the country have different rules and regulations regarding interconnection and some utilities cap or limit the amount of solar energy that can be interconnected to the grid. Our systems do not provide power to homeowners until they are interconnected to the grid. The vast majority of our current homeowners are connected to the grid, and we expect homeowners to continue to be connected to the grid in the future. Interconnection regulations are based on claims from utilities regarding the amount of solar electricity that can be connected to the grid without causing grid reliability issues or requiring significant grid upgrades. These interconnection limits or circuit-level caps have slowed the pace of our installations in Hawaii and could slow our installations in other markets, harming our growth rate and customer satisfaction scores.

We may be required to make payments or contribute assets to our investors upon the occurrence of certain events, including one-time reset or true-up payments or upon the exercise of a redemption option by one of our investors.

Our fund investors typically advance capital to us based on estimates. The models we use to calculate prepayments in connection with certain of our investment funds will be updated for each investment fund at a fixed date occurring after placement in service of all solar energy systems or an agreed upon date (typically within the first year of the applicable term) to reflect certain specified conditions as they exist at such date, including the ultimate system size of the equipment that was leased, how much it cost, and when it went into service. As a result of this true up, applicable payments are resized, and we may be obligated to refund the investor’s prepayments or to contribute additional assets to the investment fund. Further, our estimated retained value may be reduced. In addition, certain of our fund investors have the right to require us to purchase their interests in the investment funds after a set period of time, generally at a price equal to the greater of a set purchase price or fair market value of the interests at the time of the repurchase. Any significant refunds, capital contributions or purchases that we may be required to make could adversely affect our liquidity or financial condition.

A material drop in the retail price of utility-generated electricity or electricity from other sources would harm our business, financial condition and results of operations.

We believe that a homeowner’s decision to buy solar energy from us is primarily driven by a desire to lower electricity costs. Decreases in the retail prices of electricity from utilities or other energy sources would harm our ability to offer competitive pricing and could harm our business. The price of electricity from utilities could decrease as a result of:

•	the construction of a significant number of new power generation plants, including nuclear, coal, natural gas or renewable energy technologies;

•	the construction of additional electric transmission and distribution lines;

•	a reduction in the price of natural gas or other natural resources as a result of new drilling techniques or other technological developments, a relaxation of associated regulatory standards, or broader economic or policy developments;

•	energy conservation technologies and public initiatives to reduce electricity consumption; and

•	development of new energy technologies that provide less expensive energy.

A reduction in utility electricity prices would make the purchase of our solar service offerings less attractive. If the retail price of energy available from utilities were to decrease due to any of these or other reasons, we would be at a competitive disadvantage. As a result, we may be unable to attract new homeowners and our growth would be limited.

It is difficult to evaluate our business and prospects due to our limited operating history.

Until 2014, we focused our efforts primarily on the sales, financing, and monitoring of solar energy systems for residential customers, with installation provided by our solar partners. In February 2014, we purchased the residential sales and installation business of Mainstream Energy Corporation, as well as its fulfillment business, AEE Solar, and its racking business, SnapNrack. We refer to these businesses collectively as “MEC.” We have limited experience managing the fulfillment and racking lines of business, and we may not be successful in maintaining or growing the revenue from these businesses. Further, we have limited experience, in comparison to our solar partner model, in our direct-to-consumer business, and as a result, we may fail to grow as quickly or achieve the revenue scale targeted in connection with such model. We may also be unsuccessful in expanding our customer base through installation of our solar service offerings within our current markets or in new markets we may enter. Additionally, we cannot assure you that we will be successful in generating substantial revenue from our current solar service offerings or from any additional solar service offerings we may introduce in the future. Our limited operating history, combined with the rapidly evolving and competitive nature of our industry, may not provide an adequate basis for you to evaluate our results of operations and business prospects. In addition, we only have limited insight into emerging trends, such as alternative energy sources, commodity prices in the overall energy market, and legal and regulatory changes that impact the solar industry, any of which could adversely impact our business, prospects and results of operations.

We have incurred losses and may be unable to achieve or sustain profitability in the future.

We have incurred net losses in the past, and we had an accumulated deficit of $76.8 million as of March 31, 2015. We will continue to incur net losses as we increase our spending to finance the expansion of our operations, expand our installation, engineering, administrative, sales and marketing staffs, increase spending on our brand awareness and other sales and marketing initiatives, and implement internal systems and infrastructure to support our growth. We do not know whether our revenue will grow rapidly enough to absorb these costs and our limited operating history makes it difficult to assess the extent of these expenses or their impact on our results of operations. Our ability to achieve profitability depends on a number of factors, including but not limited to:

•	growing our customer base;

•	finding investors willing to invest in our investment funds on favorable terms;

•	maintaining or further lowering our cost of capital;

•	reducing the cost of components for our solar service offerings;

•	growing and maintaining our channel partner network;

•	growing our direct-to-consumer business to scale; and

•	reducing our operating costs by lowering our customer acquisition costs and optimizing our design and installation processes and supply chain logistics.

Even if we do achieve profitability, we may be unable to sustain or increase our profitability in the future.

Our results of operations may fluctuate from quarter to quarter, which could make our future performance difficult to predict and could cause our results of operations for a particular period to fall below expectations, resulting in a decline in the price of our common stock.

Our quarterly results of operations are difficult to predict and may fluctuate significantly in the future. We have experienced seasonal and quarterly fluctuations in the past and expect these fluctuations to continue. However, given that we are an early-stage company operating in a rapidly changing industry, those fluctuations may be masked by our recent growth rates and thus may not be readily apparent from our historical results of operations. As such, our past quarterly results of operations may not be good indicators of future performance.

In addition to the other risks described in this “Risk Factors” section, as well as the factors discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section, the following factors could cause our results of operations and key performance indicators to fluctuate:

•	the expiration or initiation of any governmental tax rebates or incentives;

•	significant fluctuations in homeowner demand for our solar service offerings;

•	changes in financial markets, which could restrict our ability to access available financing sources;

•	seasonal or weather conditions that impact sales, energy production and system installations;

•	the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and infrastructure;

•	announcements by us or our competitors of new products or services, significant acquisitions, strategic partnerships, joint ventures or capital-raising activities or commitments;

•	changes in our pricing policies or terms or those of our competitors, including utilities;

•	changes in regulatory policy related to solar energy generation;

•	the loss of one or more key partners;

•	actual or anticipated developments in our competitors’ businesses or the competitive landscape;

•	actual or anticipated changes in our growth rate;

•	general economic, industry and market conditions; and

•	changes to our cancellation rate.

In the past, we have experienced seasonal fluctuations in sales and installations, particularly in the fourth quarter. This has been the result of decreased sales through the holiday season and weather-related installation delays. In addition, energy production is greater in the second and third quarters of the year, causing variability in operating lease revenues throughout the year. Our incentives revenue is also highly variable due to associated revenue recognition rules, as discussed in greater detail in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Seasonal and other factors may also contribute to variability in our sales of solar energy systems and product sales. For these or other reasons, the results of any prior quarterly or annual periods should not be relied upon as indications of our future performance. In addition, our actual revenue or key operating metrics in future quarters may fall short of the expectations of investors and financial analysts, which could have a material adverse effect on the trading price of our common stock.

If we fail to manage our recent and future growth effectively, we may be unable to execute our business plan, maintain high levels of customer service or adequately address competitive challenges.

We have experienced significant growth in recent periods, and we intend to continue to expand our business significantly within existing markets and in a number of new locations in the future. This growth has placed, and any future growth may place, a significant strain on our management, operational and financial infrastructure. In particular, we will be required to expand, train and manage our growing employee base and solar partners. Our management will also be required to maintain and expand our relationships with homeowners, suppliers and other third parties and attract new homeowners and suppliers, as well as to manage multiple geographic locations.

In addition, our current and planned operations, personnel, systems and procedures might be inadequate to support our future growth and may require us to make additional unanticipated investment in our infrastructure, including additional costs for the expansion of our employee base and our solar partners as well as marketing and branding costs. Our success and ability to further scale our business will depend, in part, on our ability to manage these changes in a cost-effective and efficient manner. If we cannot manage our growth, we may be unable to take advantage of market opportunities, execute our business strategies or respond to competitive pressures. This could also result in declines in quality or homeowner satisfaction, increased costs, difficulties in introducing new solar service offerings or other operational difficulties. Any failure to effectively manage growth could adversely impact our business and reputation.

Servicing our debt requires a significant amount of cash to comply with certain covenants and satisfy payment obligations, and we may not have sufficient cash flow from our business to pay our substantial debt and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

We have substantial amounts of debt, including the working capital facility and the non-recourse debt facilities entered into by our subsidiaries, as discussed in more detail in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements. Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not continue to generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures to operate our business. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

We expect to incur substantially more debt in the future, which could intensify the risks to our business.

We and our subsidiaries expect to incur additional debt in the future, subject to the restrictions contained in our debt instruments. Our existing debt arrangements restrict our ability to incur additional indebtedness, including secured indebtedness, and we may be subject to similar restrictions under the terms of future debt arrangements. These restrictions could inhibit our ability to pursue our business strategies. Increases in our existing debt obligations would further heighten the debt related risk discussed above.

Furthermore, there is no assurance that we will be able to enter into new debt instruments on acceptable terms. If we were unable to satisfy financial covenants and other terms under existing or new instruments or obtain waivers or forbearance from our lenders or if we were unable to obtain refinancing or new financings for our working capital, equipment and other needs on acceptable terms if and when needed, our business would be adversely affected.

The production and installation of solar energy systems depends heavily on suitable meteorological conditions. If meteorological conditions are unexpectedly unfavorable, the electricity production from our solar service offerings may be below our expectations, and our ability to timely deploy new systems may be adversely impacted.

The energy produced and revenue and cash flows generated by a solar energy system depend on suitable solar and weather conditions, both of which are beyond our control. Furthermore, components of our systems, such as panels and inverters, could be damaged by severe weather or natural catastrophes, such as hailstorms, tornadoes or earthquakes. In these circumstances, we generally would be obligated to bear the expense of repairing the damaged solar energy systems that we own. Sustained unfavorable weather also could unexpectedly delay the installation of our solar energy systems, leading to increased expenses and decreased revenue and cash flows in the relevant periods. Weather patterns could change, making it harder to predict the average annual amount of sunlight striking each location where our systems are installed. This could make our solar service offerings less economical overall or make individual systems less economical. Any of these events or conditions could harm our business, financial condition and results of operations.

Our business is concentrated in certain markets, putting us at risk of region specific disruptions.

As of March 31, 2015, approximately 58% of our customers were in California and we expect much of our near-term future growth to occur in California, further concentrating our customer base and operational infrastructure. Accordingly, our business and results of operations are particularly susceptible to adverse economic, regulatory, political, weather and other conditions in this market and in other markets that may become similarly concentrated. In addition, our corporate and sales headquarters are located in San Francisco, California, an area that is at a heightened risk of earthquakes. We may not have adequate insurance, including business interruption insurance, to compensate us for losses that may occur from any such significant events, including damage to our solar energy systems. A significant natural disaster, such as an earthquake, could have a material adverse impact on our business, results of operations and financial condition. In addition, acts of terrorism or malicious computer viruses could cause disruptions in our or our solar partners’ businesses or the economy as a whole. To the extent that these disruptions result in delays or cancellations of installations or the deployment of our solar service offerings, our business, results of operations and financial condition would be adversely affected.

Loan financing developments could adversely impact our business.

The third-party ownership structure, which we bring to market through our solar service offerings, continues to be the predominant form of system ownership in the residential solar market in many states. However, there is a possibility of a shift from this trend to an outright purchase of the system by the homeowner (i.e., a homeowner purchases the solar energy system outright instead of leasing the system from us and paying us for the solar power produced by those systems for a 20-year initial term) with the development of loan financing products. Increases in third-party loan financing products or outright purchases could result in the demand for long-term customer agreements to decline, which would require us to shift our product focus to respond to the market trend and could have an adverse effect on our business. In 2014, the majority of our customers chose our solar service offerings as opposed to buying a solar energy system outright. Our financial model is impacted by the volume of homeowners who choose our solar service offerings, and an increase in the number of customers who choose to purchase solar energy systems (whether for cash or through third-party financing) may harm our business and financial results.

In addition to the Commercial ITC, the federal government currently offers a 30% ITC under Section 25D of the Code (“Individual ITC”). The Individual ITC is available only to individual taxpayers who purchase a solar energy system outright (for cash or through a loan) and is scheduled to expire at the end of 2016. Additionally, we sell solar panels and equipment to resellers and installers who sell solar energy systems to individual homeowners for cash. As such, we expect the demand for that portion of our direct-to-consumer products and sales in our distribution channel to be adversely affected to the extent such Individual ITC is not extended (with or without some level of reduction).

Our growth depends in part on the success of our relationships with third parties, including our solar partners.

A key component of our growth strategy is to develop or expand our relationships with third parties. For example, we are investing resources in establishing strategic relationships with market players across a variety of industries, including large retailers, to generate new customers. A significant portion of our business depends on attracting and retaining new and existing solar partners. Negotiating relationships with our solar partners, investing in due diligence efforts with potential solar partners, training such third parties and contractors, and monitoring them for compliance with our standards require significant time and resources and may present greater risks and challenges than expanding a direct sales or installation team. If we are unsuccessful in establishing or maintaining our relationships with these third parties, our ability to grow our business and address our market opportunity could be impaired. Even if we are able to establish and maintain these relationships, we may not be able to execute on our goal of leveraging these relationships to meaningfully expand our business, brand recognition and customer base. This would limit our growth potential and our opportunities to generate significant additional revenue or cash flows.

We and our solar partners depend on a limited number of suppliers of solar panels and other system components to adequately meet anticipated demand for our solar service offerings. Any shortage, delay or component price change from these suppliers, or the acquisition of any of these suppliers by a competitor, could result in sales and installation delays, cancellations and loss of market share.

We and our solar partners purchase solar panels, inverters and other system components from a limited number of suppliers, making us susceptible to quality issues, shortages and price changes. If we or our solar partners fail to develop, maintain and expand our relationships with these or other suppliers, we may be unable to adequately meet anticipated demand for our solar service offerings, or we may only be able to offer our systems at higher costs or after delays. If one or more of the suppliers that we or our solar partners rely upon to meet anticipated demand ceases or reduces production, we may be unable to quickly identify alternate suppliers or to qualify alternative products on commercially reasonable terms, and we may be unable to satisfy this demand. The acquisition of a supplier by one of our competitors could limit our access to such components and require significant redesigns of our solar energy systems or installation procedures and have a material adverse effect on our business.

In particular, there are a limited number of suppliers of inverters, which are components that convert electricity generated by solar panels into electricity that can be used to power the home. For example, once we design a system for use with a particular inverter, if that type of inverter is not readily available at an anticipated price, we may incur additional delay and expense to redesign the system. Further, the inverters on our solar energy systems generally carry only 10-year warranties. If there is an inverter equipment shortage in a year when a substantial number of inverters on our systems need to be replaced, we may not be able to replace the inverters to maintain proper system functioning or may be forced to do so at higher than anticipated prices, either of which would adversely impact our business.

There have also been periods of industry-wide shortage of key components, including solar panels, in times of rapid industry growth. For example, new or unexpected changes in rooftop fire codes or building codes may require new or different system components to satisfy compliance with such newly effective codes or regulations, which may not be readily available for distribution to us or our suppliers. The manufacturing infrastructure for some of these components has a long lead time, requires significant capital investment and relies on the continued availability of key commodity materials, potentially resulting in an inability to meet demand for these components and, as a result, could negatively impact our ability to install systems in a timely manner. Further, any decline in the exchange rate of the U.S. dollar compared to the functional currency of our component suppliers could increase our component prices. Any of these shortages, delays or price changes could limit our growth, cause cancellations or adversely affect our operating margins, and result in loss of market share and damage to our brand.

As the primary entity that contracts with homeowners, we are subject to risks associated with construction, cost overruns, delays, regulatory compliance and other contingencies, any of which could have a material adverse effect on our business and results of operations.

We are a licensed contractor in certain communities that we service, and we are ultimately responsible as the contracting party for every solar energy system installation. We may be liable, either directly or through our solar partners, to homeowners for any damage we cause to them, their home, belongings or property during the installation of our systems. For example, we, either directly or through our solar partners, frequently penetrate homeowners’ roofs during the installation process and may incur liability for the failure to adequately weatherproof such penetrations following the completion of construction. In addition, because the solar energy systems we or our solar partners deploy are high voltage energy systems, we may incur liability for any failure to comply with electrical standards and manufacturer recommendations.

Further, we or our solar partners may face construction delays or cost overruns, which may adversely affect our or our solar partners’ ability to ramp up the volume of installation in accordance with our plans. Such delays or overruns may occur as a result of a variety of factors, such as labor shortages, defects in materials and workmanship, adverse weather conditions, transportation constraints, construction change orders, site changes, labor issues and other unforeseen difficulties, any of which could lead to increased cancellation rates, reputational harm and other adverse effects.

In addition, the installation of solar energy systems, energy-storage systems and other energy-related products requiring building modifications are subject to oversight and regulation in accordance with national, state and local laws and ordinances relating to building, fire and electrical codes, safety, environmental protection, utility interconnection and metering, and related matters. We also rely on certain of our employees to maintain professional licenses in many of the jurisdictions in which we operate, and our failure to employ properly licensed personnel could adversely affect our licensing status in those jurisdictions. It is difficult and costly to track the requirements of every individual authority having jurisdiction over our installations and to design solar energy systems to comply with these varying standards. Any new government regulations or utility policies pertaining to our systems may result in significant additional expenses to us and our homeowners and, as a result, could cause a significant reduction in demand for our solar service offerings.

While we have a variety of stringent quality standards that we apply in the selection of our solar partners, we do not control our suppliers and solar partners or their business practices. Accordingly, we cannot guarantee that they follow our standards or ethical business practices, such as fair wage practices and compliance with environmental, safety and other local laws. A lack of demonstrated compliance could lead us to seek alternative suppliers or contractors, which could increase our costs and result in delayed delivery or installation of our products, product shortages or other disruptions of our operations. Violation of labor or other laws by our suppliers and solar partners or the divergence of a supplier’s or solar partners’ labor or other practices from those generally accepted as ethical in the United States or other markets in which we do business could also attract negative publicity for us and harm our business, brand and reputation in the market.

We typically bear the risk of loss and the cost of maintenance, repair and removal on solar energy systems that are owned or leased by our investment funds.

We typically bear the risk of loss and are generally obligated to cover the cost of maintenance, repair and removal for any solar energy system that we sell or lease to our investment funds. At the time we sell or lease a solar energy system to an investment fund, we enter into a maintenance services agreement where we agree to operate and maintain the system for a fixed fee that is calculated to cover our future expected maintenance costs. If our solar energy systems require an above-average amount of repairs or if the cost of repairing systems were higher than our estimate, we would need to perform such repairs without additional compensation. If our solar energy systems, a majority of which are located in California and Hawaii, are damaged as the result of a natural disaster beyond our control, losses could exceed or be excluded from, our insurance policy limits, and we could incur unforeseen costs that could harm our business and financial condition. We may also incur significant costs for taking other actions in preparation for, or in reaction to, such events. We purchase property insurance with industry standard coverage and limits approved by an investor’s third-party insurance advisors to hedge against such risk, but such coverage may not cover our losses.

Disruptions to our solar production metering solution could negatively impact our revenues and increase our expenses.

Our ability to invoice homeowners for the energy produced by our solar energy systems and monitor solar energy production for various purposes depends on the operation of our metering solution. We could incur significant expense and disruption to our operations in connection with failures of our metering solution, including meter hardware failures and failure of the cellular technology that we use to communicate with those meters. Many of our meters operate on either the 2G or 3G cellular data networks, which are expected to sunset before the term of our contract with homeowners. Upgrading our metering solution may cause us to incur a significant expense. Additionally, our meters communicate data through proprietary software, which we license from our metering partners. Should we be unable to continue to license, on agreeable terms, the software necessary to communicate with our meters, it could cause a significant disruption in our business and operations.

Problems with product quality or performance may cause us to incur warranty expenses and performance guarantee expenses, may lower the residual value of our solar energy systems and may damage our market reputation and cause our financial results to decline.

Homeowners who buy energy from us under leases or power purchase agreements are covered by production guaranties and roof penetration warranties. As the owners of the solar energy systems, we or our investment funds receive a warranty from the inverter and solar panel manufacturers, and, for those solar energy systems that we do not install directly, we receive workmanship and material warranties as well as roof penetration warranties from our solar partners. For example, we recently had to replace a significant number of defective inverters, the cost of which was borne by the manufacturer. However, our customers were without solar service for a period of time while the work was done, which impacted customer satisfaction. Furthermore, one or more of our third-party manufacturers or solar partners could cease operations and no longer honor these warranties, leaving us to fulfill these potential obligations to homeowners. Further, we provide a performance guarantee with certain solar service offerings pursuant to which we compensate homeowners on an annual basis if their system does not meet the electricity production guarantees set forth in their agreement with us. Homeowners who buy energy from us under leases or power purchase agreements are covered by production guarantees equal to the length of the term of these agreements, typically 20 years.

Because of our limited operating history, we have been required to make assumptions and apply judgments regarding a number of factors, including our anticipated rate of warranty claims and the durability, performance and reliability of our solar energy systems. Our assumptions could prove to be materially different from the actual performance of our systems, causing us to incur substantial expense to repair or replace defective solar energy systems in the future or to compensate homeowners for systems that do not meet their production guarantees. Product failures or operational deficiencies also would reduce our revenue from power purchase or lease agreements because they are dependent on system production. Any widespread product failures or operating deficiencies may damage our market reputation and adversely impact our financial results.

Product liability claims against us could result in adverse publicity and potentially significant monetary damages.

If our solar service offerings, including our racking systems or other products, injured someone, we would be exposed to product liability claims. Because solar energy systems and many of our other current and anticipated products are electricity-producing devices, it is possible that consumers or their property could be injured or damaged by our products, whether by product malfunctions, defects, improper installation or other causes. We rely on third-party manufacturing warranties, warranties provided by our solar partners and our general liability insurance to cover product liability claims and have not obtained separate product liability insurance. Any product liability claim we face could be expensive to defend and divert management’s attention. The successful assertion of product liability claims against us could result in potentially significant monetary damages that could require us to make significant payments, as well as subject us to adverse publicity, damage our reputation and competitive position and adversely affect sales of our systems and other products. In addition, product liability claims, injuries, defects or other problems experienced by other companies in the residential solar industry could lead to unfavorable market conditions to the industry as a whole, and may have an adverse effect on our ability to attract homeowners, thus affecting our growth and financial performance.

The residual value of our solar energy systems at the end of the associated term of the lease or power purchase agreement may be lower than projected, which may adversely affect our financial performance and valuation.

We depreciate the costs of our solar energy systems over 20 years to a residual value. At the end of the initial 20-year term, customers may choose to purchase their solar energy systems, ask to remove the system at our cost or renew their customer agreements. Homeowners may choose to not renew or purchase for any reason, such as pricing, decreased energy consumption, relocation of residence or switching to a competitor product. Furthermore, it is difficult to predict how future environmental regulations may affect the costs associated with the removal, disposal or recycling of our solar energy systems. If the value in trade or renewal revenue at the end of the contract is less than we expect, after giving effect to any associated removal and redeployment costs, we may be required to recognize all or some of the remaining unamortized costs. This could materially impair our future results of operations.

We have guaranteed a minimum return to be received by an investor in one of our investment funds, which could adversely affect our business and financial condition if we were required to make any payments as a result of this guarantee.

We have guaranteed payments to the investor in one of our investment funds in the case that the investor does not achieve a specified minimum internal rate of return in this fund, which rate is assessed annually. The amounts of potential future payments under this guarantee depend on the amounts and timing of future distributions to the investor from funds and the tax benefits that accrue to the investor from the fund’s activities. Because of uncertainties associated with estimating the timing and amounts of distributions to the investor, we cannot determine the potential maximum future payments that we could have to make under this guarantee. To date, we have not been required to make any payments under this guarantee. We may agree to similar terms with other third-party fund investors in the future. Any significant payments that we may be required to make under such guarantees, now or in the future, could adversely affect our financial condition.

Federal tax law is not clear regarding when our projects can be considered to have been “placed in service,” and we have obligations to indemnify some of our fund investors if the IRS is successful in asserting that the relevant fund did not place in service the system it owns. Our business and financial condition could be adversely affected if we were required to make any payments as a result of this indemnity.

Generally, only the entity that originally places a solar system in service may claim a Commercial ITC. The term “placed in service” for federal tax purposes is not statutorily defined, and while the IRS and tax court decisions have provided general guidance related to the factors that should determine when property is placed in service for federal tax purposes, it has not provided any guidance specifically related to this issue for residential solar systems. We have indemnification obligations in place with some of our fund investors for ITC losses resulting from systems being transferred to their funds after having been placed in service for federal tax purposes. If the IRS were to assert that these residential solar energy systems were placed in service for federal tax purposes, before being transferred to the relevant fund, it could lead to the loss of the ITCs claimed on these systems, and any resulting indemnification payments that we may be required to make to our fund investors, now or in the future, could adversely affect our financial condition. Furthermore, if the Commercial ITC steps down as is contemplated under current law from 30% to 10% in 2017, there may be confusion as to which year some of our systems are placed in service for federal tax purposes and which of the 30% and 10% tax credit can be claimed on such systems.

Damage to our brand and reputation or failure to expand our brand would harm our business and results of operations.

We depend significantly on our brand and reputation for high-quality solar service offerings, engineering and customer service to attract homeowners and grow our business. If we fail to continue to deliver our solar service offerings within the planned timelines, if our solar service offerings do not perform as anticipated or if we damage any homeowners’ properties or cancel projects, our brand and reputation could be significantly impaired. We also depend greatly on referrals from homeowners for our growth. Therefore, our inability to meet or exceed homeowners’ expectations would harm our reputation and growth through referrals. Further, we have focused particular attention on expeditiously growing our direct sales force and our solar partners, leading us in some instances to hire personnel or partner with third parties who we may later determine do not fit our company culture. If we cannot manage our hiring and training processes to avoid potential issues related to expanding our sales team or solar partners and maintain appropriate customer service levels, our business and reputation may be harmed and our ability to attract homeowners would suffer. In addition, if we were unable to achieve a similar level of brand recognition as our competitors, some of which currently have a broader brand footprint as a result of a larger direct sales force, more resources and longer operational history, we could lose recognition in the marketplace among prospective customers, suppliers and partners, which could affect our growth and financial performance. Our growth strategy involves marketing and branding initiatives that will involve incurring significant expenses in advance of corresponding revenues. We cannot assure you that such marketing and branding expenses will result in the successful expansion of our brand recognition or increase our revenues.

A failure to hire and retain a sufficient number of employees and service providers in key functions would constrain our growth and our ability to timely complete homeowners’ projects and successfully manage homeowner accounts.

To support our growth, we need to hire, train, deploy, manage and retain a substantial number of skilled employees, engineers, installers, electricians, sales and project finance specialists. Competition for qualified personnel in our industry is increasing, particularly for skilled personnel involved in the installation of solar energy systems. We may be unable to attract or retain qualified and skilled installation personnel or installation companies to be our solar partners, which would have an adverse effect on our business. We and our solar partners also compete with the homebuilding and construction industries for skilled labor. As these industries grow and seek to hire additional workers, our cost of labor may increase. The unionization of the industry’s labor force could also increase our labor costs. Shortages of skilled labor could significantly delay a project or otherwise increase our costs. Because our profit on a particular installation is based in part on assumptions as to the cost of such project, cost overruns, delays or other execution issues may cause us to not achieve our expected margins or cover our costs for that project. In addition, because we are headquartered in the San Francisco Bay Area, we compete for a limited pool of technical and engineering resources that requires us to pay wages that are competitive with relatively high regional standards for employees in these fields. Further, we need to continue to expand upon the training of our customer service team to provide high-end account management and service to homeowners before, during and following the point of installation of our solar energy systems. Identifying and recruiting qualified personnel and training them requires significant time, expense and attention. It can take several months before a new customer service person is fully trained and productive at the standards that we have established. If we are unable to hire, develop and retain talented customer service personnel, we may not be able to realize the expected benefits of this investment or grow our business.

In addition, to support the growth and success of our direct-to-consumer channel, we need to recruit, retain and motivate a large number of sales personnel on a continuing basis. We compete with many other companies for qualified sales personnel, and it could take many months before a new salesperson is fully trained on our solar service offerings. If we are unable to hire, develop and retain qualified sales personnel or if they are unable to achieve desired productivity levels, we may not be able to compete effectively.

If we or our solar partners cannot meet our hiring, retention and efficiency goals, we may be unable to complete homeowners’ projects on time or manage homeowner accounts in an acceptable manner or at all. Any significant failures in this regard would materially impair our growth, reputation, business and financial results. If we are required to pay higher compensation than we anticipate, these greater expenses may also adversely impact our financial results and the growth of our business.

The loss of one or more members of our senior management or key employees may adversely affect our ability to implement our strategy.

We depend on our experienced management team, and the loss of one or more key executives could have a negative impact on our business. In particular, we are dependent on the services of our chief executive officer and co-founder, Lynn Jurich, and our Chairman and co-founder, Edward Fenster. We also depend on our ability to retain and motivate key employees and attract qualified new employees. Neither our founders nor our key employees are bound by employment agreements for any specific term, and we may be unable to replace key members of our management team and key employees in the event we lose their services. Integrating new employees into our management team could prove disruptive to our operations, require substantial resources and management attention and ultimately prove unsuccessful. We recently hired our Chief Financial Officer in March 2015, and it will take time for this executive officer to become fully integrated into his new role. An inability to attract and retain sufficient managerial personnel who have critical industry experience and relationships could limit or delay our strategic efforts, which could have a material adverse effect on our business, financial condition and results of operations.

We may not realize the anticipated benefits of past or future acquisitions, and integration of these acquisitions may disrupt our business and management.

We acquired MEC in February 2014 and Clean Energy Experts in April 2015. We may in the future acquire additional companies, project pipelines, products, or technologies or enter into joint ventures or other strategic initiatives. We may not realize the anticipated benefits of past or future acquisitions, and any acquisition has numerous risks that are not within our control. These risks include the following, among others:

•	difficulty in assimilating the operations and personnel of the acquired company, especially given our unique culture;

•	difficulty in effectively integrating the acquired technologies or products with our current products and technologies;

•	difficulty in maintaining controls, procedures, and policies during the transition and integration;

•	disruption of our ongoing business and distraction of our management and employees from other opportunities and challenges due to integration issues;

•	difficulty integrating the acquired company’s accounting, management information, and other administrative systems;

•	inability to retain key technical and managerial personnel of the acquired business;

•	inability to retain key customers, vendors, and other business partners of the acquired business;

•	inability to achieve the financial and strategic goals for the acquired and combined businesses;

•	incurring acquisition-related costs or amortization costs for acquired intangible assets that could impact our results of operations;

•	significant post-acquisition investments which may lower the actual benefits realized through the acquisition;

•	potential failure of the due diligence processes to identify significant issues with product quality, legal and financial liabilities, among other things;

•	potential inability to assert that internal controls over financial reporting are effective; and

•	potential inability to obtain, or obtain in a timely manner, approvals from governmental authorities, which could delay or prevent such acquisitions.

Our failure to address these risks, or other problems encountered in connection with our past or future acquisitions, could cause us to fail to realize the anticipated benefits of these acquisitions or investments, cause us to incur unanticipated liabilities, and harm our business generally. Future acquisitions could also result in dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities, amortization expenses, incremental expenses or the write-off of goodwill, any of which could harm our financial condition or results of operations.

Mergers and acquisitions of companies are inherently risky, may not produce the anticipated benefits and could adversely affect our business, financial condition, or results of operations.

If we are unsuccessful in developing and maintaining our proprietary technology, including our BrightPath software, our ability to attract and retain solar partners could be impaired, our competitive position could be harmed and our revenue could be reduced.

Our future growth depends on our ability to continue to develop and maintain our proprietary technology that supports our solar service offerings, including our BrightPath software. In addition, we rely, and expect to continue to rely, on licensing agreements with certain third parties for aerial images that allow us to efficiently and effectively analyze a homeowner’s rooftop for solar energy system specifications. In the event that our current or future products require features that we have not developed or licensed, or we lose the benefit of an existing license, we will be required to develop or obtain such technology through purchase, license or other arrangements. If the required technology is not available on commercially reasonable terms, or at all, we may incur additional expenses in an effort to internally develop the required technology. In addition, our BrightPath software was developed, in part, with U.S. federal government funding. When new technologies are developed with U.S. government funding, the government obtains certain rights in any resulting patents, including a nonexclusive license authorizing the government to use the invention for non-commercial purposes. These rights may permit the government to disclose our confidential information to third parties and to exercise “march-in” rights to use or allow third parties to use our patented technology. We are also subject to certain reporting and other obligations to the U.S. government in connection with funding for BrightPath. If we were unable to maintain our existing proprietary technology, our ability to attract and retain solar partners could be impaired, our competitive position could be harmed and our revenue could be reduced.

Our business may be harmed if we fail to properly protect our intellectual property, and we may also be required to defend against claims or indemnify others against claims that our intellectual property infringes on the intellectual property rights of third parties.

We believe that the success of our business depends in part on our proprietary technology, including our software, information, processes and know-how. We rely on copyright, trade secret and patent protections to secure our intellectual property rights. Although we may incur substantial costs in protecting our technology, we cannot be certain that we have adequately protected or will be able to adequately protect it, that our competitors will not be able to utilize our existing technology or develop similar technology independently, that the claims allowed with respect to any patents held by us will be broad enough to protect our technology or that foreign intellectual property laws will adequately protect our intellectual property rights. Moreover, we cannot be certain that our patents provide us with a competitive advantage. Despite our precautions, it may be possible for third parties to obtain and use our intellectual property without our consent. Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business. In the future, some of our products could be alleged to infringe existing patents or other intellectual property of third parties, and we cannot be certain that we will prevail in any intellectual property dispute. In addition, any future litigation required to enforce our patents, to protect our trade secrets or know-how or to defend us or indemnify others against claimed infringement of the rights of third parties could harm our business, financial condition and results of operations.

The Office of the Inspector General of the U.S. Department of Treasury has issued subpoenas to a number of significant participants in the rooftop solar energy installation industry, including us. The subpoena we received requires us to deliver certain documents in our possession relating to our participation in the U.S. Treasury grant program. These documents are being delivered to the Office of the Inspector General of the U.S. Department of Treasury, which is investigating the administration and implementation of the U.S. Treasury grant program.

In July 2012, we and other companies that are significant participants in both the solar industry and the cash grant program under Section 1603 of the American Recovery and Reinvestment Act of 2009 received subpoenas from the U.S. Department of Treasury’s Office of the Inspector General. Our subpoena requested, among other things, documents that relate to our applications for U.S. Treasury grants and communications with certain other solar service companies or certain firms that appraise solar energy property for U.S. Treasury grant application purposes. The Inspector General is working with the Civil Division of the U.S. Department of Justice to investigate the administration and implementation of the U.S. Treasury grant program, including possible misrepresentations concerning the fair market value of the solar power systems submitted for grant under that program made in grant applications by companies in the solar industry, including us. We are continuing to produce documents and testimony as requested by the Inspector General, and we intend to continue to cooperate fully with the Inspector General and the Department of Justice. We are not able to predict how long this review will be on-going. If, at the conclusion of the investigation, the Inspector General concludes that misrepresentations were made, the Department of Justice could decide to bring a civil action to recover amounts it believes were improperly paid to us. If it were successful in asserting this action, we could be required to pay damages and penalties for any funds received based on such misrepresentations (which, in turn, could require us to make indemnity payments to certain of our fund investors). Such consequences could have a material adverse effect on our business, liquidity, financial condition and prospects. Additionally, the period of time necessary to resolve the investigation is uncertain, and this matter could require significant management and financial resources that could otherwise be devoted to the operation of our business.

If the Internal Revenue Service or the U.S. Treasury Department makes determinations that the fair market value of our solar energy systems is materially lower than what we have claimed, we may have to pay significant amounts to our fund investors and our business, financial condition and prospects may be materially and adversely affected.

We and our fund investors claim the Commercial ITC or the U.S. Treasury grant in amounts based on the fair market value of our solar energy systems. We have obtained independent appraisals to determine the fair market values we report for claiming Commercial ITCs and U.S. Treasury grants. The IRS and the U.S. Treasury Department review these fair market values. With respect to U.S. Treasury grants, the U.S. Treasury Department reviews the reported fair market value in determining the amount initially awarded, and the IRS and the U.S. Treasury Department may also subsequently audit the fair market value and determine that amounts previously awarded must be repaid to the U.S. Treasury Department or that excess awards constitute taxable income for U.S. federal income tax purposes. With respect to Commercial ITCs, the IRS may review the fair market value on audit and determine that the tax credits previously claimed must be reduced. If the fair market value is determined in these circumstances to be less than we reported, we may owe our fund investors an amount equal to this difference, plus any costs and expenses associated with a challenge to that valuation. We could also be subject to tax liabilities, including interest and penalties. If the IRS or the U.S. Treasury Department further disagrees now or in the future with the amounts we reported regarding the fair market value of our solar energy systems, or if we receive an adverse outcome with respect to the Department of Treasury Inspector General investigation, it could have a material adverse effect on our business, financial condition and prospects. For example, a hypothetical five percent downward adjustment in the fair market value of the solar energy systems for which we have been awarded approximately $269.0 million in U.S. Department of Treasury grants since the beginning of the U.S. Treasury grant program through December 31, 2014, would obligate us to repay approximately $14 million to our fund investors. Two of our investment funds have been subject to audit by the IRS related to this issue. One of these audits has been closed with no adjustment. The other audit is still ongoing.

We are subject to legal proceedings, regulatory inquiries and litigation, and we may be named in additional legal proceedings, become involved in regulatory inquiries or be subject to litigation in the future, all of which are costly, distracting to our core business and could result in an unfavorable outcome, or a material adverse effect on our business, financial condition, results of operations, or the trading price for our securities.

We are involved in legal proceedings and receive inquiries from government and regulatory agencies, including the pending Treasury investigation discussed above and under “Business—Legal Proceedings.” In the event that we are involved in significant disputes or are the subject of a formal action by a regulatory agency, we could be exposed to costly and time consuming legal proceedings that could result in any number of outcomes. Although outcomes of such actions vary, any current or future claims or regulatory actions initiated by or against us, whether successful or not, could result in expensive costs, costly damage awards or settlement amounts, injunctive relief, increased costs of business, fines or orders to change certain business practices, significant dedication of management time, diversion of significant operational resources, or otherwise harm our business.

Further, we are currently involved in an ongoing consumer rights class action lawsuit, as well as a wage and hour class action. If we are not successful in these cases, we may be required to pay significant monetary damages, which could hurt our results of operations. Lawsuits are time-consuming and expensive to resolve and divert management’s time and attention. Although we carry general liability insurance, our insurance may not cover potential claims or may not be adequate to indemnify us for all liability that may be imposed. We cannot predict how the courts will rule in the class action lawsuits or any other potential lawsuit against us. Decisions in favor of parties that bring lawsuits against us could subject us to significant liability for damages, adversely affect our results of operations and harm our reputation.

A failure to comply with laws and regulations relating to our interactions with current or prospective residential customers could result in negative publicity, claims, investigations, and litigation, and adversely affect our financial performance.

Our business involves transactions with homeowners. We must comply with numerous federal, state and local laws and regulations that govern matters relating to our interactions with homeowners, including those pertaining to privacy and data security, consumer financial and credit transactions, home improvement contracts, warranties and direct-to-home solicitation. These laws and regulations are dynamic and subject to potentially differing interpretations, and various federal, state and local legislative and regulatory bodies may expand current laws or regulations, or enact new laws and regulations, regarding these matters. Changes in these laws or regulations or their interpretation could dramatically affect how we do business, acquire customers, and manage and use information we collect from and about current and prospective customers and the costs associated therewith. We strive to comply with all applicable laws and regulations relating to our interactions with residential customers. It is possible, however, that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Our non-compliance with any such law or regulations could also expose us to claims, proceedings, litigation and investigations by private parties and regulatory authorities, as well as substantial fines and negative publicity, each of which may materially and adversely affect our business. We have incurred, and will continue to incur, significant expenses to comply with such laws and regulations, and increased regulation of matters relating to our interactions with residential customers could require us to modify our operations and incur significant additional expenses, which could have an adverse effect on our business, financial condition and results of operations.

Compliance with occupational safety and health requirements and best practices can be costly, and noncompliance with such requirements may result in potentially significant penalties, operational delays and adverse publicity.

The installation of solar energy systems requires our employees and employees of our solar partners to work with complicated and potentially dangerous electrical systems. The evaluation and installation of our energy-related products require these employees to work in locations that may contain potentially dangerous levels of asbestos, lead or mold or other substances. We also maintain large fleets of vehicles that these employees use in the course of their work. There is substantial risk of serious injury or death if proper safety procedures are not followed. Our operations are subject to regulation under the U.S. Occupational Safety and Health Act (“OSHA”) and equivalent state laws. Changes to OSHA requirements, or stricter interpretation or enforcement of existing laws or regulations, could result in increased costs. If we fail to comply with applicable OSHA regulations, even if no work-related serious injury or death occurs, we may be subject to civil or criminal enforcement and be required to pay substantial penalties, incur significant capital expenditures, or suspend or limit operations. Any accidents, citations, violations, injuries or failure to comply with industry best practices may subject us to adverse publicity, damage our reputation and competitive position and adversely affect our business.

Rising interest rates will adversely impact our business.

Rising interest rates will increase our cost of capital. Our future success depends on our ability to raise capital from fund investors and obtain secured lending to help finance the deployment of our solar service offerings. Part of our business strategy is to seek to reduce our cost of capital through these arrangements to improve our margins, offset future reductions in government incentives and maintain the price competitiveness of our solar service offerings. Rising interest rates may have an adverse impact on our ability to offer attractive pricing on our solar service offerings to homeowners.

The majority of our cash flows to date have been from solar service offerings under customer agreements that have been monetized under various investment fund structures. One of the components of this monetization is the present value of the payment streams from homeowners who enter into these customer agreements. If the rate of return required by capital providers, including debt providers, rises as a result of a rise in interest rates, it will reduce the present value of the homeowner payment stream and consequently reduce the total value derived from this monetization. Any measures that we could take to mitigate the impact of rising interest rates on our ability to secure third-party financing could ultimately have an adverse impact on the value proposition that we offer homeowners.

We are exposed to the credit risk of homeowners and payment delinquencies on our accounts receivables.

Our customer agreements are typically for 20 years and require the homeowner to make monthly payments to us. Accordingly, we are subject to the credit risk of homeowners. As of March 31, 2015, the average FICO score of our customers under a lease or power purchase agreement was approximately 760, but this may decline to the extent FICO score requirements under future investment funds are relaxed. While to date homeowner defaults have been immaterial, we expect that the risk of homeowner defaults may increase as we grow our business. Due to the immaterial amount of homeowner defaults to date, our reserve for this exposure is minimal, and our future exposure may exceed the amount of such reserves. If we experience increased homeowner credit defaults, our revenues and our ability to raise new investment funds could be adversely affected. If economic conditions worsen, certain of our homeowners may face liquidity concerns and may be unable to satisfy their payment obligations to us on a timely basis or at all, which could have a material adverse effect on our financial condition and results of operations.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members and officers.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the listing requirements of the NASDAQ Stock Market and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and results of operations and maintain effective disclosure controls and procedures and internal control over financial reporting. To maintain and improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could harm our business and results of operations. Although we have already hired additional employees to comply with these requirements, we may need to hire more employees in the future, which will increase our costs and expenses.

We use “open source” software in our solutions, which may require that we release the source code of certain software subject to open source licenses or subject us to possible litigation or other actions that could adversely affect our business.

We utilize software that is licensed under so-called “open source,” “free” or other similar licenses. Open source software is made available to the general public on an “as-is” basis under the terms of a non-negotiable license. We currently combine our proprietary software with open source software but not in a manner that we believe requires the release of the source code of our proprietary software to the public. However, our use of open source software may entail greater risks than use of third-party commercial software. Open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. In addition, if we combine our proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release the source code of our proprietary software to the public. This would allow our competitors to create similar offerings with lower development effort and time. We may also face claims alleging noncompliance with open source license terms or infringement or misappropriation of proprietary software. These claims could result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our software, any of which would have a negative effect on our business and results of operations. In addition, if the license terms for open source software that we use change, we may be forced to re-engineer our solutions, incur additional costs or discontinue the use of these solutions if re-engineering cannot be accomplished on a timely basis. Although we monitor our use of open source software to avoid subjecting our offerings to unintended conditions, few courts have interpreted open source licenses, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to use our proprietary software. We cannot guarantee that we have incorporated or will incorporate open source software in our software in a manner that will not subject us to liability or in a manner that is consistent with our current policies and procedures.

Any unauthorized disclosure or theft of personal information we gather, store and use could harm our reputation and subject us to claims or litigation.

We receive, store and use personal information of homeowners, including names, addresses, e-mail addresses, credit information and other housing and energy use information. Unauthorized disclosure of such personal information, whether through breach of our systems by an unauthorized party, employee theft or misuse, or otherwise, could harm our business. If we were subject to an inadvertent disclosure of such personal information, or if a third party were to gain unauthorized access to homeowners’ personal information we possess, we could be subject to claims or litigation arising from damages suffered by homeowners. In addition, we could incur significant costs in complying with the multitude of federal, state and local laws regarding the unauthorized disclosure of personal information. Finally, any perceived or actual unauthorized disclosure of such information could harm our reputation, substantially impair our ability to attract and retain homeowners and have an adverse impact on our business.

Our management will not be required to evaluate the effectiveness of our internal control over financial reporting until the end of the fiscal year for which our second annual report is due. If we are unable to maintain effective internal control over financial reporting, investors may lose confidence in the accuracy of our financial reports.

As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal controls. Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal control over financial reporting. Beginning with our second annual report following this offering, we will be required to provide a management report on internal control over financial reporting. When we are no longer an emerging growth company, our management report on internal control over financial reporting will need to be attested to by our independent registered public accounting firm. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

We may fail to maintain effective internal controls over financial reporting, in which case we may not detect errors on a timely basis and our financial statements may be materially misstated. In addition, we cannot guarantee that our internal control over financial reporting will prevent or detect all errors and fraud. The risk of errors is increased in light of the complexity of our business and investment funds. For example, we must deal with significant complexity in accounting for our fund structures and the resulting allocation of net income (loss) between our stockholders and noncontrolling interests under the hypothetical liquidation book value (“HLBV”) method as well as the income tax consequences of these fund structures. As we enter into additional investment funds, which may have contractual provisions different from those of our existing funds, the analysis as to whether we consolidate these funds, the calculation under the HLBV method, and the analysis of the tax impact could become increasingly complicated. This additional complexity could require us to hire additional resources and increase the chance that we experience errors in the future.

In connection with the audits of our consolidated financial statements for the years ended December 31, 2013 and 2012, we identified material weaknesses in our internal control over financial reporting relating to certain aspects of our financial statement close process and our accounting for income taxes. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. These material weaknesses resulted from an aggregation of deficiencies.

The accounting policies associated with our investment funds are complex, which contributed to the material weaknesses in our internal control over financial reporting. For a certain fund arrangement, we initially characterized the transfer of legal title to certain solar energy systems and the associated prepaid cash flows as a sale as opposed to a lease pass-through arrangement. Additionally, our accrual for certain milestone payments was incomplete.

We incorrectly accounted for our deferred tax liabilities, prepaid tax asset and the related amortization as it related to income taxes incurred on intercompany transactions. The foregoing resulted in the restatement of our 2012 consolidated financial statements. In addition, deficiencies in the design and operation of our internal controls resulted in audit adjustments and delayed our financial statement close process for the years ended December 31, 2013 and 2012.

If we fail to maintain effective internal controls over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, which could cause the price of our common stock to decline. In addition, we could become subject to investigations by the NASDAQ Stock Market, the SEC or other regulatory authorities, which could require additional management attention and which could adversely affect our business.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2014, we had U.S. federal net operating loss carryforwards of approximately $454.5 million and state net operating loss carryforwards of approximately $409.6 million, which begin expiring in varying amounts from 2028 through 2034 if unused. Under Sections 382 and 383 of the Code if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes, such as research tax credits, to offset its post-change income and taxes may be limited. In general, an “ownership change” occurs if there is a cumulative change in our ownership by “5% shareholders” that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. Any such limitations on our ability to use our net operating loss carryforwards and other tax assets could adversely impact our business, financial condition and results of operations.

Risks Related to Ownership of Our Common Stock and this Offering

Upon completion of this offering, our executive officers, directors and principal stockholders will continue to have substantial control over us, which will limit your ability to influence the outcome of important matters, including a change in control.

Upon completion of this offering, our executive officers, directors and each of our stockholders who beneficially own 5% or more of our outstanding common stock and their affiliates, in the aggregate, will beneficially own approximately     % of the outstanding shares of our common stock, based on the number of shares outstanding as of                     , 2015. As a result, these stockholders, if acting together, will be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentrated control may have the effect of delaying or preventing a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their capital stock and might ultimately affect the market price of our common stock.

An active trading market for our common stock may never develop or be sustained.

We have applied to list our common stock on the NASDAQ Stock Market under the symbol “RUN.” However, we cannot assure you that an active trading market for our common stock will develop on that exchange or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the liquidity of any trading market, your ability to sell your shares of our common stock when desired or the prices that you may obtain for your shares of our common stock.

The market price of our common stock may be volatile, and you could lose all or part of your investment.

Prior to the completion of this offering, there has been no public market for shares of our common stock. The initial public offering price of our common stock will be determined through negotiation between us and the underwriters. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell shares of our common stock following this offering. In addition, the market price of our common stock following this offering is likely to be highly volatile, may be higher or lower than the initial public offering price of our common stock and could be subject to wide fluctuations in response to various factors, some of which are beyond our control and may not be related to our operating performance.

Fluctuations in the market price of our common stock could cause you to lose all or part of your investment because you may not be able to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the market price of our common stock include the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	volatility in the market prices and trading volumes of companies in our industry or companies that investors consider comparable;

•	changes in operating performance and stock market valuations of other companies generally, or those in our industry in particular;

•	sales of shares of our common stock by us or our stockholders;

•	failure of securities analysts to maintain coverage of us, changes in financial estimates by securities analysts who follow us, or our failure to meet these estimates or the expectations of investors;

•	the financial projections we may provide to the public, any changes in those projections or our failure to meet those projections;

•	announcements by us or our competitors of new products or services;

•	the public’s reaction to our press releases, other public announcements and filings with the SEC;

•	rumors and market speculation involving us or other companies in our industry;

•	actual or anticipated changes in our results of operations;

•	changes in tax and other incentives that we rely upon in order to raise tax equity investment funds;

•	changes in the regulatory environment and utility policies and pricing, including those that could reduce the savings we are able to offer to customers;

•	actual or anticipated developments in our business, our competitors’ businesses or the competitive landscape generally;

•	litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;

•	announced or completed acquisitions of businesses or technologies by us or our competitors;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidelines, interpretations or principles;

•	any significant change in our management; and

•	general economic conditions and slow or negative growth of our markets.

In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

A total of                     , or     %, of the outstanding shares of our capital stock after this offering will be restricted from immediate resale but may be sold in the near future. The large number of shares of our capital stock eligible for public sale or subject to rights requiring us to register them for public sale could depress the market price of our common stock.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering, and the perception that these sales could occur may also depress the market price of our common stock. Based on shares of our capital stock outstanding as of                     , 2015, we will have              shares of our capital stock outstanding after this offering. Our executive officers, directors and the holders of substantially all of our capital stock and securities convertible into or exchangeable for our capital stock have entered into market standoff agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our capital stock for 180 days following the date of this prospectus. As a result of these agreements, the provisions of our investors’ rights agreement described further in the section titled “Description of Capital Stock—Registration Rights” and the provisions of Rule 144 or Rule 701 under the Securities Act, shares of our capital stock will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, all shares of our common stock sold in this offering will be immediately available for sale in the public market; and

•	beginning 180 days after the date of this prospectus, the remainder of the shares of our capital stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144 and our insider trading policy.

Following the expiration of the lock-up agreements referred to above, stockholders owning an aggregate of up to              shares of our common stock can require us to register shares of our capital stock owned by them for public sale in the United States. In addition, we intend to file a registration statement to register approximately              shares of our capital stock reserved for future issuance under our equity compensation plans. Upon effectiveness of that registration statement, subject to the satisfaction of applicable exercise periods, the expiration or waiver of the market standoff agreements and lock-up agreements referred to above and applicable volume and restrictions that apply to affiliates, the shares of our capital stock issued upon exercise of outstanding options to purchase shares of our common stock will be available for immediate resale in the United States in the open market.

Future sales of our common stock may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause the market price of our common stock to decline and make it more difficult for you to sell shares of our common stock.

Anti-takeover provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law contain provisions which could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by our board of directors and therefore depress the trading price of our common stock.

Among other things, our amended and restated certificate of incorporation and amended and restated bylaws include provisions:

•	creating a classified board of directors whose members serve staggered three-year terms;

•	authorizing “blank check” preferred stock, which could be issued by our board of directors without stockholder approval and may contain voting, liquidation, dividend and other rights superior to our common stock;

•	limiting the liability of, and providing indemnification to, our directors and officers;

•	limiting the ability of our stockholders to call and bring business before special meetings;

•	requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors; and

•	controlling the procedures for the conduct and scheduling of board of directors and stockholder meetings.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation law, which prevents certain stockholders holding more than 15% of our outstanding capital stock from engaging in certain business combinations without approval of the holders of at least two-thirds of our outstanding capital stock not held by such stockholder.

Any provision of our amended and restated certificate of incorporation, amended and restated bylaws or Delaware law that has the effect of delaying or preventing a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our capital stock and could also affect the price that some investors are willing to pay for our common stock.

Provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws limit the ability of our stockholders to call special meetings and prohibit stockholder action by written consent.

Our amended and restated certificate of incorporation will provide that our stockholders may not take action by written consent. Instead, any such actions must be taken at an annual or special meeting of our stockholders. As a result, our stockholders will not be able to take any action without first holding a meeting of our stockholders called in accordance with the provisions of our amended and restated bylaws, including advance notice procedures set forth in our amended and restated bylaws. Our amended and restated bylaws will further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our Chief Executive Officer or our President. As a result, our stockholders are not allowed to call a special meeting. These provisions may delay the ability of our stockholders to force consideration of a stockholder proposal, including a proposal to remove directors.

Provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws could preclude our stockholders from bringing matters before meetings of stockholders and delay changes in our board of directors.

Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before, or nominate candidates for election as directors at, our annual or special meetings of stockholders. In addition, our amended and restated certificate of incorporation will provide that stockholders may remove directors only for cause. Any amendment of these provisions in our amended and restated bylaws or amended and restated certificate of incorporation would require approval by holders of at least     % of our then outstanding capital stock. These provisions could preclude our stockholders from bringing matters before annual or special meetings of stockholders and delay changes in our board of directors.

Our amended and restated bylaws will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated bylaws, which will become effective prior to the completion of this offering, provide that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees to us or to our stockholders, (iii) any action asserting a claim arising pursuant to the Delaware General Corporation Law or (iv) any action asserting a claim governed by the internal affairs doctrine. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations and financial condition.

Our management will have broad discretion over the use of proceeds and may apply the proceeds of this offering in ways that may not improve our operating results or increase the value of your investments.

We intend to use the net proceeds to us from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. We cannot specify with certainty the particular uses of the net proceeds to us from this offering. Accordingly, our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The assumed initial public offering price of $              per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, is substantially higher than the pro forma net tangible book value per share of our outstanding capital stock upon the completion of this offering. Therefore, if you purchase shares of our common stock in this offering, you will incur immediate dilution of $             in the net tangible book value per share from the price you paid. In addition, investors purchasing shares of our common stock from us in this offering will have contributed     % of the total consideration paid to us by all stockholders who purchased shares of our common stock from us, in exchange for acquiring approximately     % of the outstanding shares of our common stock as of                     , 2015 after giving effect to this offering. The exercise of outstanding options to purchase shares of our common stock will result in further dilution.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, our market or our competitors, or if they adversely change their recommendations regarding our common stock, the market price of our common stock and trading volume could decline.

The market for our common stock will be influenced by the research and reports that securities or industry analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us adversely change their recommendations regarding our common stock, or provide more favorable recommendations about our competitors, the market price of our common stock would likely decline. If any of the analysts who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price of our common stock and trading volume to decline.

We do not expect to declare any dividends in the foreseeable future.

We do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. Consequently, investors may need to rely on sales of our common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase shares of our common stock.

Additional stock issuances could result in significant dilution to our stockholders.

We may issue additional equity securities to raise capital, make acquisitions or for a variety of other purposes. Additional issuances of our stock may be made pursuant to the exercise or conversion of new or existing convertible debt securities, warrants, stock options or other equity incentive awards to new and existing service providers. Any such issuances will result in dilution to existing holders of our stock. We rely on equity-based compensation as an important tool in recruiting and retaining employees. The amount of dilution due to equity-based compensation of our employees and other additional issuances could be substantial.

As an emerging growth company within the meaning of the Securities Act, we will utilize certain modified disclosure requirements, and we cannot be certain if these reduced requirements will make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies.” These exemptions include not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We have in this prospectus utilized, and we plan in future filings with the SEC to continue to utilize, the modified disclosure requirements available to emerging growth companies. As a result, our stockholders may not have access to certain information they may deem important.

We could remain an “emerging growth company” for up to five years following the anniversary of this offering, or until the earliest of (1) the last day of the first fiscal year in which our annual gross revenue reaches or exceeds $1.0 billion, (2) the date that we become a “large accelerated filer” as defined in the Exchange Act, which could occur as early as January 1, 2017 or (3) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the preceding three-year period.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our ability to finance solar energy systems through financing arrangements with fund or other investors;

•	our ability to establish new investment funds;

•	the impact that existing electric utility industry regulations, and changes to those regulations, may have on demand for the purchase and use of solar energy systems;

•	our reliance on net metering and related policies to offer competitive pricing to our customers in some of our key markets;

•	our dependence on the availability of rebates, tax credits and other financial incentives;

•	our dependence on the regulatory treatment of third-party owned solar energy systems;

•	determinations by the Internal Revenue Service or the U.S. Treasury Department of the fair market value of our solar energy systems;

•	the retail price of utility-generated electricity or electricity from other energy sources;

•	our ability to maintain an adequate rate of revenue growth;

•	our business plan and our ability to effectively manage our growth;

•	our ability to further penetrate existing markets and expand into new markets;

•	our expectations concerning relationships with third parties, including the attraction and retention of qualified channel partners;

•	the calculation of certain of our key financial metrics;

•	the effects of increased competition in our market and our ability to compete effectively;

•	the effects of seasonal trends on our operating results;

•	the cost of solar panels and the residual value of solar panels after the expiration of our customer agreements;

•	our ability to maintain, protect and enhance our brand and intellectual property; and

•	our expected use of proceeds from this offering.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

MARKET AND INDUSTRY DATA

This prospectus contains estimates and information concerning our industry, including market size and growth rates of the markets in which we participate, that are based on industry publications and reports. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications and reports.

Certain information in the text of this prospectus is contained in independent industry publications. The source of these independent industry publications is provided below:

(1)	U.S. Census Bureau, 2013 American Community Survey, December 2014, revised February 2015

(2)	Greentech Media, Inc. and Solar Energy Industries Association, Inc., U.S. Solar Market Insight Report Q2 2014, September 2014

(3)	U.S. Energy Information Administration, Annual Energy Outlook 2014 With Projections to 2040, April 2014

(4)	U.S. Energy Information Administration, Electric Power Monthly with Data for March 2015, May 2015

(5)	Greentech Media Research U.S. PV Leaderboard for Q4 2014

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of shares of our common stock in this offering at the assumed initial public offering price of $            per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $             million, or approximately $            million if the underwriters exercise their over-allotment in full. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

Each $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $            million, assuming the number of shares of our common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. Similarly, each one million increase or decrease in the number of shares of our common stock offered by us would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $            million, assuming the assumed initial public offering price of $            per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us.

We intend to use the net proceeds to us from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. We cannot specify with certainty the particular uses of the net proceeds to us from this offering. Accordingly, we will have broad discretion in using these proceeds, provided that we comply with the terms and conditions contained in our credit agreements. Pending the use of proceeds to us from this offering as described above, we intend to invest the net proceeds from this offering in short-term and long-term interest-bearing obligations, including government and investment-grade debt securities and money market funds.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not expect to pay any dividends on our capital stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant. In addition, our credit agreements contain restrictions on payments of cash dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, as well as our capitalization, as of March 31, 2015 as follows:

•	on an actual basis;

•	on a pro forma basis, giving effect to the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 54,840,767 shares of our common stock and the filing and effectiveness of our amended and restated certificate of incorporation in Delaware, as if such conversion and filing and effectiveness had occurred on March 31, 2015; and

•	on a pro forma as adjusted basis, giving effect to the pro forma adjustments set forth above and the issuance and sale by us of shares of our common stock in this offering, based upon the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and related notes, and the sections titled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are included elsewhere in this prospectus.

	As of March 31, 2015
	Actual	Pro Forma	Pro Forma as Adjusted(1)
	(In thousands, except per share amounts)
Cash and cash equivalents	$105,473	$	$

Total debt and capital lease obligations	248,971
Redeemable noncontrolling interest in subsidiaries	142,375
Stockholders’ equity:
Convertible preferred stock, par value $0.0001 per share: 57,028 shares authorized, 54,841 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	5
Common stock, par value $0.0001 per share: 125,047 shares authorized, 24,651 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma and shares authorized, shares issued and outstanding, pro forma as adjusted	2
Additional paid-in capital	388,152
Accumulated other comprehensive loss	(1,793)
Accumulated deficit	(76,845)

Total stockholders’ equity	309,521
Noncontrolling interests in subsidiaries	103,450

Total capitalization	$804,317	$	$

(1)

Each $1.00 increase or decrease in the assumed initial public offering price of $            per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our cash and cash equivalents, additional paid-in capital, and total stockholders’ equity by approximately $            million, assuming the number of shares of our common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. Similarly, each one million increase or decrease in the number of shares of our common stock offered by us would increase or decrease, as applicable, our cash and cash equivalents, additional paid-in capital, and total stockholders’ equity by

approximately $            million, assuming the assumed initial public offering price of $            per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us.

If the underwriters exercise their over-allotment option in full, pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity, total capitalization and shares outstanding as of March 31, 2015, would be $            million, $            million, $            million, $            million and            , respectively.

See the section titled “Prospectus Summary—The Offering” for a description of the shares of our capital stock that are or are not reflected as outstanding shares on a pro forma basis in the table above.

DILUTION

If you purchase shares of our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Dilution in pro forma as adjusted net tangible book value per share to investors purchasing shares of our common stock in this offering represents the difference between the amount per share paid by investors purchasing shares of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after completion of this offering.

Our historical net tangible book value of our common stock as of March 31, 2015 was $240.5 million, or $9.75 per share. Historical net tangible book value per share represents our tangible assets (total assets less intangible assets) less total liabilities and non-controlling interests divided by the number of shares of outstanding common stock.

Our pro forma net tangible book value as of March 31, 2015 was $         million, or $         per share. Our pro forma net tangible book value per share represents the amount of our historical tangible book value as of March 31, 2015, after giving effect to the assumed conversion of all outstanding shares of our convertible preferred stock into an aggregate of 54,840,767 shares of our common stock, which conversion will occur immediately prior to the completion of this offering.

After giving effect to the sale by us of             shares of our common stock in this offering at the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2014 would have been $             million, or $             per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $             per share to our existing stockholders and an immediate dilution of $             per share to investors purchasing shares of our common stock in this offering. The following table illustrates this dilution:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of March 31, 2015			$9.75
Pro forma net tangible book value per share as of March 31, 2015 before this offering	$
Increase in pro forma net tangible book value per share attributable to investors purchasing shares of our common stock in this offering
Pro forma as adjusted net tangible book value per share of our common stock immediately after the completion of this offering		$

Dilution in pro forma as adjusted net tangible book value per share to investors purchasing shares of our common stock in this offering		$

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per share of our common stock immediately after the completion of this offering would be $             per share, and the dilution in pro forma net tangible book value per share to investors purchasing shares of our common stock in this offering would be $             per share.

The following table presents, as of March 31, 2015, after giving effect to (i) the assumed automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 54,840,767 shares of our common stock, which assumed conversion will occur immediately prior to the completion of this offering, and (ii) the sale by us of             shares of our common stock in this offering at the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, the difference between the existing stockholders and the investors purchasing shares of our common stock in this offering with respect to the number of shares of our common stock purchased from us, the total consideration paid or to be paid to us, and the average price per share paid or to be paid to us, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
Investors purchasing shares of our common stock in this offering

Totals		100%		$	100%

The foregoing table does not reflect any sales of shares of our common stock by existing stockholders in this offering. The sale of             shares of our common stock to be sold by the selling stockholders in this offering will reduce the number of shares held by existing stockholders to             shares, or     % of the total shares outstanding, and will increase the number of shares held by investors purchasing shares of our common stock in this offering to             shares, or     % of the total shares outstanding.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ over-allotment option. If the underwriters exercise their over-allotment option in full, our existing stockholders would own     % and the investors purchasing shares of our common stock in this offering would own     % of the total number of shares of our common stock outstanding immediately after completion of this offering.

See the section titled “Prospectus Summary—The Offering” for a description of the shares of our capital stock that are or are not reflected as outstanding shares on a pro forma basis in the table and discussion above.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected consolidated statement of operations data for the years ended December 31, 2013 and 2014 and selected consolidated balance sheet data as of December 31, 2013 and 2014 have been derived from our audited financial statements included elsewhere in this prospectus. The statements of operations data for each of the three month periods ended March 31, 2014 and 2015 and the balance sheet data as of March 31, 2015 set forth below are derived from our unaudited quarterly consolidated financial statements included elsewhere in this prospectus and contain all adjustments, consisting of normal recurring adjustments, that management considers necessary for a fair presentation of our financial position and results of operations for the periods presented. Our historical results are not necessarily indicative of the results that may be expected in the future, and our interim results are not necessarily indicative of the results to be expected for the full fiscal year. You should read the following selected financial and other data in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus. See also the consolidated financial statements of MEC, which we acquired in February 2014, as well as the pro forma information contained elsewhere in this prospectus.

	Year Ended December 31,				Three Months Ended March 31,
	2013		2014		2014		2015
	(In thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue:
Operating leases and incentives		$54,740		$84,006		$18,441		$22,308
Solar energy systems and product sales		—		114,551		11,962		27,369

Total revenue		54,740		198,557		30,403		49,677
Operating expenses:
Cost of operating leases and incentives		43,088		72,898		14,896		21,377
Cost of solar energy systems and product sales		—		100,802		10,475		25,330
Sales and marketing		22,395		78,723		12,589		24,926
Research and development		9,984		8,386		1,927		2,287
General and administrative		33,242		68,098		12,650		20,306
Amortization of intangible assets		—		2,269		463		542

Total operating expenses		108,709		331,176		53,000		94,768

Loss from operations		(53,969)		(132,619)		(22,597)		(45,091)
Interest expense, net		11,752		27,521		5,662		7,130
Loss on early extinguishment of debt		—		4,350		—		—
Other expenses		365		3,043		460		299

Loss before income taxes		(66,086)		(167,533)		(28,719)		(52,520)
Income tax expense (benefit)		2,508		(4,980)		(4,980)		—

Net loss		(68,594)		(162,553)		(23,739)		(52,520)

Net loss attributable to noncontrolling interests and redeemable noncontrolling interests		(64,294)		(86,638)		(12,872)		(34,525)

Net loss attributable to common stockholders		$(4,300)		$(75,915)		$(10,867)		$(17,995)

Net loss per share attributable to common stockholders, basic and diluted		$(0.44)		$(3.33)		$(0.57)		$(0.74)

Weighted average shares used in computing net loss per share attributable to common stockholders, basic and diluted		9,780		22,795		19,021		24,427

Pro forma net loss per share attributable to common stockholders, basic and diluted(1)	$		$		$		$

Weighted average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted(1)

(1)	Pro forma net loss per share attributable to common stockholders, basic and diluted, as well as weighted average shares used in computing pro forma net loss per share attributable to common stockholders, give effect to the conversion of our convertible preferred stock into an aggregate of 54,840,767 shares of our common stock as of the beginning of the applicable period.

	December 31,		March 31,
	2013	2014	2015
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$99,699	$152,154	$105,473
Solar energy systems, net	1,080,996	1,484,251	1,587,867
Total assets	1,330,584	1,935,785	2,016,555
Long-term debt, current portion	2,214	2,602	2,417
Line of credit	24,000	48,597	48,675
Long-term debt, less current portion	141,546	188,052	188,604
Redeemable noncontrolling interests	109,665	135,948	142,375
Total equity	227,927	416,772	412,971

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Selected Consolidated Financial and Other Data” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include those identified below and those discussed in the section titled “Risk Factors” included elsewhere in this prospectus.

Overview

We provide clean, solar energy to homeowners at a significant savings compared to traditional utility energy. We have been selling solar energy to residential customers through a variety of offerings since we were founded in 2007. We, either directly or through one of our solar partners, install a solar energy system on a customer’s home and either sell the system to the homeowner or, as is more often the case, sell the energy generated by the system to the homeowner pursuant to a lease or power purchase agreement (“PPA”) with no or low upfront costs. We refer to these leases and PPAs as “customer agreements.” Following installation, a system is interconnected to the local utility grid. The home’s energy usage is provided by the solar energy system, with any additional energy needs provided by the local utility. Through the use of a bi-directional utility meter, any excess solar energy that is not immediately used by the homeowner is exported to the utility grid, and the homeowner receives a credit for the excess energy from their utility to offset future usage of utility-generated energy.

Until 2014, we provided our solar service offerings primarily through our solar partner channel and relied on our solar partners to originate customers for our solar service offerings and procure and install the solar energy systems on our customers’ homes. In February 2014, we purchased the residential sales and installation business of Mainstream Energy Corporation, as well as its fulfillment business, AEE Solar, and its racking business, SnapNrack. We refer to these businesses collectively as “MEC.” Following the MEC acquisition, we began offering our solar service offerings both directly to the homeowner and through our solar partners, which include sales and installation partners, and strategic partners, which include retail partners. In addition, following the acquisition, we began to sell solar energy systems directly to customers for cash. We also sell solar energy panels and other products to resellers through AEE Solar and SnapNrack. As of March 31, 2015, we offered our solar service offerings to customers in 13 states, with approximately 58% of our customers in California, and sold solar energy panels and other products to resellers throughout the United States. The acquisition of MEC provided us with direct-to-consumer installation capabilities in the areas we previously serviced only through our partner channel. We did not expand our solar service offerings to any new state as a result of the acquisition of MEC.

We compete mainly with traditional utilities. In the markets we serve, our strategy is to price the energy we sell below prevailing retail electricity rates. As a result, the price our customers pay to buy energy from us through our solar service offerings varies depending on the state where the customer lives and the local traditional utility that otherwise provides electricity to the customer as well as the prices other solar energy companies charge in that region. Even within the same neighborhood, site-specific characteristics drive meaningful variability in the revenue and cost profiles of each home. Using our proprietary technology, we target homes with advantageous revenue and cost characteristics, which means we are often able to offer pricing that allows customers to save more on their energy bill while maintaining our ability to meet our targeted returns. For example, with the insights provided by our technology, we can offer competitive pricing to customers with homes that have favorable characteristics, such as roofs that allow for easy installation, high electricity consumption, or low shading, effectively passing through the cost savings we are able to achieve on these installations to the homeowner.

Our ability to offer customer agreements depends in part on our ability to finance the purchase and installation of the solar energy systems by monetizing the resulting customer cash flows and related investment tax credits (“ITCs”), accelerated tax depreciation and other incentives from governments and local utilities. We monetize these incentives under tax equity investment funds which are generally structured as non-recourse project financings. Since inception, we have established 20 investment funds, which represent financing for an estimated $3.1 billion in value of solar energy systems on a cumulative basis. We intend to establish additional investment funds and may also use debt, equity and other financing strategies to fund our growth.

Investment Funds

Our customer agreements provide for recurring customer payments, typically over 20 years, and the related solar energy systems are generally eligible for ITCs, accelerated tax depreciation and other government or utility incentives. Our financing strategy is to monetize these benefits at a low weighted-average cost of capital. This low cost of capital enables us to offer attractive pricing to our customers for the energy generated by the solar energy system on their homes. Historically, we have monetized a portion of the value created by our customer agreements and the related solar energy systems through investment funds. These assets are attractive to fund investors due to the long-term, recurring nature of the cash flows generated by our customer agreements, the high credit scores of our customers, the fact that energy is a non-discretionary good and our low loss rates. As of March 31, 2015, our average customer under a lease or PPA had a FICO score of over 760 and we had collected approximately 99% of cumulative billings due from customers. In addition, fund investors can receive attractive after-tax returns from our investment funds due to their ability to utilize ITCs, accelerated depreciation and certain government or utility incentives associated with the funds’ ownership of solar energy systems.

Since inception, we have formed 20 investment funds. Of these 20 funds, 15 are currently active and are described below. We have established different types of investment funds to implement our asset monetization strategy. Depending on the nature of the investment fund, cash may be contributed to the investment fund by the investor upfront or in stages based on milestones associated with the design, construction or interconnection status of the solar energy systems. The cash contributed by the fund investor is used by the investment fund to purchase solar energy systems. The investment funds either own or enter into a master lease with a Sunrun subsidiary for the solar energy systems, customer agreements and associated incentives. We receive on-going cash distributions from the investment funds representing a portion of the monthly customer payments received. We use the upfront cash as well as on-going distributions to cover our costs associated with purchasing and installing the solar energy systems. In addition, we also use debt, equity and other financing strategies to fund our operations. The allocation of the economic benefits between us and the fund investor and the corresponding accounting treatment varies depending on the structure of the investment fund.

In general, our investment funds do not have limits on their terms. However, the economic modeling of the investment funds is generally tied to the 20-year terms of the underlying customer agreements. The terms and conditions of each investment fund vary significantly by investor and by fund. In our active investment funds, the investor commitments range in size from approximately $75 million to $125 million per fund, which allows us to finance portfolios of solar energy systems with a total fair market value (as determined at the time of such investment) ranging from approximately $140 million to $275 million. The fund investor is required to invest the committed capital only if we achieve specified project development milestones within a specified time frame. Our investment funds also require that we meet certain capital deployment deadlines and investment criteria, including certain credit concentrations.

Our rights to receive cash distributions or other payments from the investment funds vary widely depending on a variety of factors, including the investment fund structure, the terms and conditions of the specific investment fund and the performance and composition of the investment fund portfolio of solar energy systems. Only one of our current investment funds includes a guaranteed return to the investor. The rates of return actually received by fund investors is dependent on the performance of the solar energy assets and term of the transaction, as many of our investment funds include put or call options as described below.

Our investment funds typically include an option for us to acquire all of the equity interests that our fund investors hold in the investment funds or an option in favor of our tax equity investors to require us to acquire all of their equity interests in the investment funds. The timing of these call and put options varies by investment fund but is generally at least five years after the installation of the last solar energy system funded by the investment fund. If we were to acquire all of the equity interests in any of our investment funds, we would receive all of the customer payments for the remainder of the term of the customer agreements, with no further distributions made to the tax equity investor. For additional information about these put and call options, please see Note 14 to our consolidated financial statements included elsewhere in this prospectus.

We currently utilize three legal structures in our investment funds, which we refer to as: (i) lease pass-throughs, (ii) partnership flips and (iii) joint venture (“JV”) inverted leases. We reflect lease pass-through arrangements on our consolidated balance sheet as a lease pass-through financing obligation. We record the investor’s interest in partnership flips or JV inverted leases (which we define collectively as consolidated joint ventures) as noncontrolling interests or redeemable noncontrolling interests. These consolidated joint ventures are usually redeemable at our option and, in certain cases, at the investor’s option. If redemption is at our option or the consolidated joint ventures are not redeemable, we record the investor’s interest as a noncontrolling interest and account for the interest using the hypothetical liquidation at book value (“HLBV”) method. If the investor has the option to put their interest to us, we book the investor’s interest as redeemable noncontrolling interest at the greater of the HLBV and the redemption value. Please see “Net Loss Attributable to Common Stockholders” under “Components of Statements of Operations” below for a description of the application of the HLBV method. As of March 31, 2015, one JV inverted lease is not redeemable and is accounted for using a pro rata income allocation.

The table below provides an overview of our current investment funds:

Consolidated Joint Ventures
	Lease Pass-Through	Partnership Flip	JV Inverted Lease
Consolidation	Owner entity consolidated, tenant entity not consolidated	Single entity, consolidated	Owner and tenant entities consolidated	Owner and tenant entities consolidated

Balance sheet classification	Lease pass-through financing obligation	Redeemable noncontrolling interest and noncontrolling interest	Noncontrolling interest	Noncontrolling interest

Revenue from ITCs	Recognized annually over 5 years as the recapture period elapses	None	None	None

Method of calculating investor interest	Effective interest rate method	HLBV	Greater of HLBV or redemption value	Pro rata

Liability balance as of March 31, 2015	$196.3 million	N/A	N/A	N/A

Noncontrolling interest balance (redeemable or otherwise) as of March 31, 2015	N/A	$107.0 million	$132.7 million	$6.0 million

Number of funds (as of March 31, 2015)	4	6	4	1

MW deployed (as of March 31, 2015)(1)	91.5	104.8	129.9	20.7

Carrying value of solar energy systems, net (as of March 31, 2015)	$363.9 million	$399.5 million	$521.1 million	$90.3 million

Contributions from third-party fund investors (through March 31, 2015)	$380.2 million	$328.6 million	$372.4 million	$86.3 million

Lease Pass-Through

Lease Pass-Through. In this investment fund structure, we and the fund investor form two partnership entities which facilitate the pass-through of the ITC or U.S. Treasury grants to the fund investors. In this structure we contribute solar energy systems to an “owner” entity in exchange for interests in the owner entity, and the fund investors contribute cash to a “tenant” entity in exchange for interests in the tenant entity.

Under our lease pass-through structure, in accordance with the provisions of Financial Accounting Standards Board (“FASB”), Accounting Standards Codification Topic 810 (“ASC 810”) Consolidation, we have determined that we are the primary beneficiary of the owner entity, and accordingly, we consolidate that entity. We have also determined that we are not the primary beneficiary of the tenant entity, and accordingly, we do not consolidate that entity.

In this investment fund structure, the investors make a series of large up-front payments as well as, in some instances, subsequent smaller quarterly lease payments through their respective tenant entity to the corresponding owner entity in exchange for the assignment of cash flows from customer agreements and certain other benefits associated with the customer agreements and related solar energy systems. We account for the payments from investors as borrowings by recording the proceeds received as lease pass-through financing obligations. The financing obligation is reduced by recurring customer payments received under the customer agreements assigned to the funds and, if applicable, any U.S. Treasury grants, the fair value of the ITCs monetized and proceeds from the contracted resale of assigned solar renewable energy certificates (“SRECs”), as they are received by the investor over the term of the assignment agreement, which is approximately 20 years. We account for these investment funds in our consolidated financial statements as if we are the lessor in the arrangement with the customer, and we record on our consolidated financial statements activities arising from the customer agreements and any related U.S. Treasury grants, ITCs, incentive rebates and SREC sales. The interest charge on our lease pass-through financing obligations is imputed at the inception of the fund based on the effective interest rate in the arrangement giving rise to the obligation and is updated prospectively as appropriate.

Consolidated Joint Ventures

Partnership Flips. Under partnership flip structures, we and our fund investors contribute cash into a partnership entity. The partnership uses the cash to acquire solar energy systems developed by us and sells or leases the energy produced under customer agreements. Each fund investor receives a minimum target rate of return, typically on an after-tax basis, which varies by investment fund. Prior to the fund investor receiving its minimum target rate of return, the fund investor receives the majority of the value attributable to customer payments and accelerated tax depreciation, and substantially all of the ITCs. Once the fund investor has received its minimum target rate of return, we receive substantially all of the value attributable to the remaining customer payments and other incentives. In this format, in part owing to the allocation of depreciation benefits to the investor, the investor’s pre-tax return is much lower than the investor’s after-tax return.

Under our partnership flip structure, we have determined that we control the variable interest entity (“VIE”), and accordingly we consolidate the entity and book the investor’s interest as a noncontrolling interest.

Inverted Leases. Under our inverted lease structure, we and the fund investor set up a multi-tiered investment vehicle that is comprised of two partnership entities which facilitate the pass through of the tax benefits to the fund investors. In this structure we contribute solar energy systems to an “owner” partnership entity in exchange for interests in the owner partnership and the fund investors contribute cash to a “tenant” partnership in exchange for interests in the tenant partnership, which in turn makes an investment in the owner partnership entity in exchange for interests in the owner partnership. The owner partnership uses the cash contributions received from the tenant partnership to purchase systems from us and/or fund installation of such systems. The owner partnership leases the contributed solar energy systems to the tenant partnership under a master lease, and the tenant partnership pays the owner partnership rent for those systems both upfront and on an ongoing basis. The tenant partnership sells energy from the solar energy systems to customers pursuant to the terms of the applicable customer agreements. Customer payments made to the tenant partnership are used to pay expenses (including fees to us), make master lease rent payments and pay preferred return distributions to the fund investor. The owner partnership distributes cash to us and the tenant partnership. As the tenant partnership is an investor in the owner partnership, this allows the fund investors to receive a portion of the accelerated tax depreciation and operating losses associated with the ownership of the assets. In this format, in part owing to the allocation of depreciation benefits to the investor, the investor’s pre-tax return is much lower than the investor’s after-tax return. Under our existing JV inverted lease structure, a substantial portion of the value generated by the solar energy systems is provided to the fund investor for a specified period of time, which is generally based upon the period of time corresponding to the expiry of the recapture period associated with the ITCs. After that point in time, we receive substantially all of the value attributable to the long-term recurring customer payments and the other incentives.

Under our JV inverted lease structure, we have determined that we control the VIE, and accordingly we consolidate the entity and book the investor’s interest as a noncontrolling interest or redeemable noncontrolling interest. For all of our JV inverted leases, the redeemable noncontrolling interest is carried on our balance sheet at the greater of the redemption value or the amount calculated under the HLBV method. The HLBV method estimates the amount that, if the fund’s assets were hypothetically sold at their book value, the investor would be entitled to receive according to the liquidation waterfall in the partnership agreement. Generally, the terms of each agreement allocate the value of ITCs earned or grants received by the fund investor to us. Any remaining proceeds are allocated on a pro rata basis to the fund investor and us in accordance with their ownership percentages. We also have one JV inverted lease fund whereby we have a pro rata interest in the entity and we account for the noncontrolling interest’s share of income on a pro rata basis. Accordingly, the noncontrolling interest of this fund is carried on our balance sheet at the cumulative amount of capital contributions, reduced by cumulative distributions paid to the investor, as well as the pro rata share of their income. For further information, see the section entitled “Components of Statements of Operations—Net Loss attributable to common stockholders.”

For further information regarding our investment funds, including the associated risks, see “Risk Factors—Our ability to provide our solar service offerings to homeowners on an economically viable basis depends in part on our ability to finance these systems with fund investors who seek particular tax and other benefits” and Note 14 to our consolidated financial statements appearing elsewhere in this prospectus.

Key Operating Metrics

We regularly review a number of metrics, including the following key operating metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. Some of our key operating metrics are estimates. These estimates are based on our management’s beliefs and assumptions and on information currently available to management. Although we believe that we have a reasonable basis for each of these estimates, we caution you that these estimates are based on a combination of assumptions that may prove to be inaccurate over time. Such inaccuracies could be material, particularly given that the estimates relate to cash flows up to 30 years in the future. Underperformance of the solar energy systems, payment defaults by our homeowners, cancellations of signed contracts, system transfers, competition from other distributed solar energy companies, development in the distributed solar energy market and the energy market more broadly, technical innovation, macroeconomic conditions, developments in the regulatory environment, government incentives or other factors described under the section of this prospectus captioned “Risk Factors” could cause our actual results to differ materially from our calculations. Furthermore, other companies may calculate these metrics differently than we do now or in the future, which would reduce their usefulness as a comparative measure.

Megawatts Deployed and Cumulative Megawatts Deployed

We track the electricity-generating capacity of our solar energy systems as measured in megawatts. Because the size of solar energy systems varies greatly due to roof design, sun exposure and other factors, we believe that tracking the aggregate megawatt production capacity of the systems is an indicator of the growth rate of our residential solar service. We track megawatts deployed in a given period as an indicator of asset growth in the period. We track cumulative megawatts deployed as of the end of a given period as an indicator of our historical growth.

Megawatts deployed represents the aggregate megawatt production capacity of our solar energy systems, whether sold directly to customers or subject to customer agreements, for which we have (i) confirmation that the systems are installed on the roof, subject to final inspection, or (ii) in the case of certain system installations by our partners, accrued at least 80% of the expected project cost.

The following sets forth the megawatt production capacity of solar energy systems we have deployed during the period presented and the cumulative megawatts deployed from inception to the end of each period presented:

	December 31,				March 31,
	2013		2014		2014		2015
Megawatts deployed (during the period)	80	(1)	130	(1)	24	(1)	37
Cumulative megawatts deployed (end of period)	264	(2)	393	(2)	287	(2)	430

(1)	These numbers include 38.3 MW in capacity of solar energy systems cumulatively deployed by MEC through the year ended December 31, 2013, and 0.25 MW of capacity of solar energy systems deployed by MEC in January 2014, prior to the MEC acquisition.
(2)	These numbers include 3.9 MW in capacity of solar energy systems deployed by MEC in 2013 and 0.25 MW of capacity of solar energy systems deployed by MEC in January 2014, prior to the MEC acquisition.

Customers

We track the number of customers with solar energy systems that are installed or are under contract to install, net of cancellations, including both customers who purchase solar energy offerings under customer agreements and customers who purchase solar energy systems for cash. Cancellations are shown in the period in which the cancellation occurs, not in the period in which the contract is executed. Our customer agreements have a 10-day cancellation period, and there are no consequences to a customer for cancelling the customer agreement with us during that period. Under the terms of our customer agreements, the consequences to a customer of cancelling the customer agreement with us after the expiration of the 10-day cancellation period is payment in full of the lost 20 years of cash flows expected from the customer agreement plus any lost tax benefits that would have been associated with the solar energy system. The customers who purchase solar energy systems pay cash for the solar energy system and related installation and do not enter into a customer agreement.

	December 31,				March 31,
	2013		2014		2014		2015
Customers at period end	48,998	(1)	73,113	(1)	52,718	(1)	78,730	(1)
Net new customers per period	14,592	(2)	24,115	(2)	3,720	(2)	5,617	(2)

(1)	These numbers include: (i) 6,879 customers who purchased solar energy systems for cash from MEC through the year ended December 31, 2013, (ii) 53 customers who purchased solar energy systems for cash from MEC in January 2014, prior to the MEC acquisition, (iii) 168 customers who purchased solar energy systems for cash from Sunrun in February and March 2014, after the acquisition of MEC and (iv) 257 customers who purchased solar energy systems for cash from Sunrun in the first quarter of 2015.
(2)	These numbers include: (i) 715 customers who purchased solar energy systems for cash from MEC in 2013, (ii) 53 customers who purchased solar energy systems for cash from MEC in January 2014, prior to the MEC acquisition, (iii) 168 customers who purchased solar energy systems for cash from Sunrun in February and March 2014, after the acquisition of MEC and (iv) 257 customers who purchased solar energy systems for cash from Sunrun in the first quarter of 2015.

Estimated Nominal Contracted Payments Remaining

Our customer agreements, which consist of leases and PPAs, create recurring customer payments over the term of the customer agreement, typically 20 years. We refer to these payment obligations as “estimated nominal contracted payments remaining.” As of March 31, 2015, we had $1.7 billion in estimated nominal contracted payments remaining.

We track the estimated nominal contracted payments remaining as of specified dates. Estimated nominal contracted payments remaining equals the sum of the remaining cash payments that our customers are expected to pay over the terms of their agreements with us, including estimated uncollected prepayments, for systems contracted as of the measurement date. Estimated nominal contracted payments remaining do not reflect potential customer losses, which to date have been insignificant. For a PPA, we multiply the contract price per kilowatt-hour by the estimated annual energy output of the associated solar energy system to determine the estimated nominal contracted payments. For a lease, we include the monthly fees and upfront fee, if any, as set forth in the lease. The estimated nominal contracted payments remaining for a particular PPA or lease decline as the payments are made. Estimated nominal contracted payments include value attributable to customer agreements that are owned by our investment funds. Fund investors have contractual rights to a portion of these nominal contracted payments.

Estimated nominal contracted payments remaining is a forward-looking number, and we use judgment in developing the assumptions used to calculate it. For PPAs, the primary assumption in the calculation is the annual energy output of the associated solar energy systems, which is estimated based on typical annual sun hours given the system’s location, nameplate production capacity of the system, and estimated declines in the solar equipment productivity over the life of the system. Those assumptions may not prove to be accurate over time. As of March 31, 2015, approximately $1.5 billion of our estimated nominal contracted payments remaining was associated with PPAs.

The following table sets forth, with respect to our long-term customer agreements, the estimated nominal contracted payments remaining as of the end of each period presented (in thousands):

	Year Ended December 31,		As of March 31,
	2013	2014	2014	2015
	(In thousands)		(In thousands)
Estimated nominal contracted payments remaining	$995,455	$1,596,615	$1,091,524	$1,713,031

The estimated nominal contracted payments remaining metric does not factor in renewal or sale of the solar energy system at the end of the initial 20-year term of the customer agreement. At the end of the original contract term, customers have the option to renew the contract at a then-determined price, purchase the system or have us remove the system. The solar energy systems will already be installed on the customer’s home, which we believe will facilitate customer acceptance of our renewal or purchase offer and result in limited additional costs to us.

Estimated Retained Value

Estimated retained value represents the cash flows, discounted at 6% that we expect to receive from homeowners pursuant to customer agreements, net of estimated cash distributions to investors in consolidated joint ventures and estimated operating, maintenance and administrative expenses for systems contracted as of the measurement date. In calculating estimated retained value, we do not deduct customer payments we are obligated to pass through to investors in lease pass-throughs. These amounts are reflected on our balance sheet as long-term and short-term lease pass-through obligations, similar to the way that debt obligations are presented. In determining our financing strategy, we use lease pass-throughs and long-term debt in an equivalent fashion. The longer tenor, pre-tax cost of capital and accounting methodology associated with our lease pass-throughs are more similar to debt than consolidated joint venture funds. We calculate estimated retained value as the sum of estimated retained value under energy contract and estimated retained value of either purchase or renewal. Estimated retained value under energy contract represents the net cash flows during the initial 20-year term of our customer agreements, and estimated retained value of a purchase or renewal is the forecasted net present value we would receive upon or following the expiration of the initial contract term.

All our customer agreements include a purchase option for the homeowner at the end of the initially contracted term at fair market value, which is typically determined at the time of the expiration of the initial contracted term. We believe the fair market value of a solar energy system upon the date of such purchase option would be equal to the present value of cash flows the system would be expected to produce if the customer elected to renew the lease for another 10 years.

Because all of our customers are still within the initially contracted term of their customer agreements, we cannot know for certain whether it is more likely that customers will renew their lease, purchase their system, or request system removal. In the absence of such data, we assume it is more likely than not that customers will exercise their purchase option, and therefore have determined that the useful life of the solar energy system is the initial contractual term. As such, we depreciate our solar energy systems ratably over the useful life to us, generally 20 years, to a residual value, which is estimated to be the fair market value of the system at expiration of the initial term.

We estimate the retained value of our systems using the established industry convention, which assumes that, at the end of their initial term substantially all customers either (i) purchase the solar energy system, or (ii) renew their customer agreements for 10 years, at an assumed rate that equals 90% of the customer’s contractual rate in effect at the end of the initial term. Because the fair market value purchase price of a solar energy system at the end of the initially contracted term approximates the renewal value to us of that system, whether a customer purchases or renews their customer agreements does not create a difference in the expected value of a customer.

	Year Ended December 31,		As of March 31,
	2013	2014	2014	2015
	(In thousands)		(In thousands)
Estimated retained value under energy contract	$383,501	$642,735	$429,895	$710,543
Estimated retained value of purchase or renewal	221,922	357,329	251,619	376,885
Estimated retained value	605,423	1,000,064	681,514	1,087,428

Estimated retained value is defined as the net present value, discounted at 6%, of estimated nominal contracted payments remaining plus contracted SRECs net of estimated cash payments we believe we will be obligated to distribute to tax equity investors, and estimated expenses. All such estimated expenses associated with the operations, maintenance, and administrative activities of the solar energy systems are subtracted for the purpose of calculating estimated retained value. These expenses vary by investment fund based on the requirements of the particular fund and are estimated as a cost per kilowatt. Based on third-party engineering data, we currently estimate these expenses start at $10.00 per kilowatt for prepaid customer agreements and $23.00 per kilowatt for monthly customer agreements during the initial contract term, both escalated at 2.5% annually. During the assumed renewal period, these expenses are estimated to have started at $23.00 per kilowatt, escalated at 2.5% annually. We also include the replacement cost of inverters, which have a 10 to 25-year warranty, using the latest available cost estimates. Our other costs and exposure related to this equipment is assumed to be covered by the applicable product’s warranty and our channel partner warranties. Expected distributions to fund investors vary between the different investment funds and are based on individual investment fund contract provisions. For investment funds subject to HLBV accounting (i.e., partnerships flips and most inverted lease transactions), we deduct all estimated future cash distributions to fund investors. For funds not subject to HLBV accounting (e.g., lease pass-throughs and pro rata JV inverted leases), we include all cash flows arising from the fund in estimated retained value, as the amount associated with future liability to investment fund investors is reflected on our balance sheet. Our lease pass-through financing obligation was $77.3 million, $185.4 million, $92.0 million and $196.3 million as of December 31, 2013, December 31, 2014, March 31, 2014 and March 31, 2015, respectively. We and our investor have levered our cash flows from our pro rata JV inverted lease transaction, and this debt obligation is included in our long-term debt, net of current portion. These distributions to fund investors are estimated based on contracted rates, expected sun hours, and the production capacity of the solar equipment installed.

Estimated retained value per watt is calculated by dividing the estimated retained value as of the measurement date by the aggregate nameplate capacity of solar energy systems under customer agreements as of such date.

	Year Ended December 31,		As of March 31,
	2013	2014	2014	2015
Estimated retained value per watt	$2.44	2.40	$2.42	$2.41

We have chosen to initially introduce our solar energy systems in states where utility rates, climate conditions and regulatory policies provide for the most compelling market for distributed solar energy. Although we believe that there are many strategic and economic opportunities in other markets for us, estimated retained value per watt may decrease over time to the extent conditions in new or existing markets become less attractive.

We consider a discount rate of 6% to be appropriate based on recent market transactions that demonstrate that a portfolio of residential solar homeowner contracts is an asset class that can be securitized successfully on a long term basis, with a coupon of less than 5%. The tables below provide a range of estimated retained value amounts if different default, discount and purchase or renewal rate assumptions were used.

Estimated retained value under energy contracts:

	As of March 31, 2015
	Discount rate
Default rate	4%	6%	8%
	(in thousands)
5%	$815,531	$692,646	$596,362
0%	837,670	710,543	611,003

Estimated retained value of purchase or renewal:

	As of March 31, 2015
	Discount rate
Purchase or renewal rate	4%	6%	8%
	(in thousands)
80%	$506,381	$328,803	$216,084
90%	580,589	376,885	247,631
100%	654,769	424,937	279,148

Estimated total retained value:

	As of March 31, 2015
	Discount rate
Purchase or renewal rate	4%	6%	8%
	(in thousands)
80%	$1,343,987	$1,039,311	$827,081
90%	1,418,259	1,087,427	858,634
100%	1,492,531	1,135,544	890,188

We also use the methodology for determining estimated retained value to evaluate our project value per watt on a periodic basis. Project value is calculated on a pre-tax basis. We calculate project value to determine the total cash proceeds received or to be received in respect of megawatts deployed in a certain period by adding certain components of value to estimated retained value. While retained value provides an estimate of the present value of expected future customer payments after estimated cash distributions to tax equity investors and certain expenses, project value provides a discounted estimate of all sources of cash flow, after expenses, of deployed systems. As such, we believe project value supplements estimated retained value by providing a comprehensive measure of the present value of all cash generated by our solar energy systems subject to customer agreements.

Project value is calculated as the sum of the following components (all measured on a per-watt basis with respect to megawatts deployed during the period): (i) estimated retained value, (ii) utility or upfront state incentives, (iii) upfront payments from customers for deposits and partial or full prepayments of amounts otherwise due under customer agreements and (iv) finance proceeds from tax equity investors. For the quarter ended March 31, 2015, our project value per watt was $5.02.

Estimated retained value, estimated retained value per watt and project value per watt are forecasted as of specified dates. They are forward-looking numbers, and we use judgment in developing the assumptions used to calculate them. Those assumptions may not prove to be accurate over time. These metrics do not consider the impact of other events that could adversely affect the cash flows generated by the solar energy system during the contract term and anticipated renewal period. These events could include, but are not limited to, non-payment of obligated amounts by the homeowner or tax equity investor, declines in utility rates for residential electricity or early contract termination by the homeowner as a result of the homeowner purchasing the solar energy system in connection with the sale of the home on which the solar energy system is installed. As of March 31, 2015, we had collected approximately 99% of cumulative billings due from customers. In addition, losses associated with early contract terminations have been immaterial to our business.

Factors Affecting Our Performance

Availability of Capital

Our future success depends on our ability to raise capital from third parties on competitive terms to help finance the deployment of our residential solar energy systems. To date, we have relied heavily on tax equity funding to grow our business and have successfully raised 20 investment funds, which represent financing for an estimated $3.1 billion in value of solar energy systems on a cumulative basis. However, there have been a limited number of potential investment fund investors, due in part to the illiquid nature of these investments and in part to the limited number of investors who are able to utilize the tax benefits generated by these investment funds. The principal tax credit in which fund investors in our industry rely is the Commercial ITC. By statute, the ITC is scheduled to decrease to 10% from 30% of the fair market value of a solar energy system on January 1, 2017. As a result, the amounts that fund investors are willing to invest in the future could decrease or we may be required to provide a larger allocation of customer payments to investors in future funds as a result of this scheduled decrease. For certain of our investment funds, we are contractually required under certain circumstances to make payments to fund investors so that they receive value equivalent to the tax benefits they expected to receive when entering into such funds. For additional information regarding our investment funds, see “—Investment Funds.” In addition, with certain funds, we contribute a portion of the cash that is used to acquire solar energy systems. We intend to establish additional investment funds and to use debt, equity or other financing strategies to fund our operations, including our obligations to make contributions to investment funds. Such other financing strategies may increase our cost of capital.

Investments in Our Growth

A key component of our growth strategy is to continue to invest in our platform and develop or expand our relationships with both solar partners and strategic partners. For example, we invested heavily in building our direct-to-consumer capabilities in 2014 after our acquisition of MEC. As a result of the acquisition, our number of employees increased from less than 300 to nearly 1,000. Following the acquisition, we have continued to significantly invest in our direct-to-consumer capabilities. These investments included significantly increasing our installation capacity through the opening of new branches, increasing our hiring in construction and in associated management personnel, and increasing brand and sales and marketing expenses. We have also had to significantly expand our internal controls, procedures and policies to operate this new, direct-to-consumer business. We will continue to make significant investments to drive growth in the future. If these investments do not result in anticipated growth or if we are unable to effectively manage and operate our direct-to-consumer business, our business and results of operations will be harmed. In addition, we are continuing to invest resources in marketing and branding, expanding the technological capabilities of our platform and related infrastructure, and establishing strategic relationships with large retailers and other third parties to generate new customers.

These investments have caused and may continue to cause significant variance in our per unit margins and total operating results. If we are unable to reduce our cost structure in the future, we may not be able to achieve profitability, which could have a material adverse effect on our business and prospects. We also continue to invest in time and internal resources identifying and attracting new solar partners to our network and maintaining relationships with existing solar partners. Negotiating relationships with our partners, conducting due diligence before entering into such partner relationships, training such partners and monitoring them for compliance with our standards requires significant time and resources. If we are unsuccessful in establishing or maintaining our relationships with these third parties, our ability to grow our business and our brand recognition could be impaired. Even if we are able to establish and maintain these relationships, we may not be able to execute on our goal of leveraging these relationships to meaningfully expand our business, brand recognition and customer base. This would limit our growth potential and our opportunities to generate significant additional revenue and cash flow.

Government Incentives and Regulation

Our cost of capital, the price we can charge for electricity, the cost of our systems and the demand for residential solar energy is impacted by a number of federal, state and local government incentives and regulations, including tax credits, particularly the ITC, tax abatements, rebate programs and net metering policies. These programs have been challenged from time to time by utilities, governmental authorities and others. As discussed above, the ITC is scheduled to decrease and other incentives may decrease in the future. A reduction in such incentives could adversely affect our results of operations, cost of capital and growth prospects. In addition, we have received U.S. Treasury grants with respect to some of the solar energy systems that we have installed in the past, and like others in our industry, we are subject to an investigation by the U.S. Treasury Department in relation to our applications for these cash grants. See the section titled “Business—Government Regulations and Incentives.”

Although we are not regulated as a utility, federal, state, and local government statutes and regulations concerning electricity heavily influence the market for our products and services. These statutes and regulations often relate to electricity pricing, net metering, incentives, taxation, competition with utilities, and the interconnection of customer-owned electricity generation. In the United States, governments continuously modify these statutes and regulations. Governments, often acting through state utility or public service commissions, change and adopt different rates for residential customers on a regular basis, and these changes can have a negative impact on our ability to deliver savings to customers.

Cost of Solar Energy Systems

The declining cost of solar panels and the raw materials necessary to manufacture them has been a key driver in the pricing of our solar service offerings and customer adoption of solar energy. While historically the prices of solar panels and raw materials have declined, we do not expect significant future declines, and prices for these items could increase in the future due to a variety of factors, including trade barriers, export regulations, regulatory or contractual limitations, industry market requirements and changes in technology and industry standards. In the past, we and our solar partners purchased a significant portion of the solar panels and other components used in our solar service offerings from manufacturers based in China. The U.S. government has imposed antidumping and countervailing duties on solar cells manufactured in China. Any increase in the cost of solar panels, other components of solar energy systems and raw materials would increase the costs of our solar service offerings, and could reduce our ability to offer compelling pricing to homeowners, slow our growth and cause our financial results to suffer.

Expansion into New Markets

We currently sell solar energy to residential customers in 15 states. We have focused on these states because the utility-generated energy prices, sun exposure, climate conditions, regulatory policies, and government incentives in these states provide the most compelling market for distributed solar energy. We believe that these states remain significantly underpenetrated, and we intend to further penetrate these markets by investing, marketing and expanding our reach within these states. We also plan to expand into new states that present attractive economics for us and homeowners. These economics will be driven by all of the foregoing factors as well as our ability to leverage our platform and infrastructure and reduce costs. We believe our multi-channel platform allows for rapid and cost efficient entry into new geographic markets, with the flexibility to test new markets through both our partner network and direct-to-consumer solar service offerings.

Evolving Market Opportunity

The residential solar service market is new and still evolving. The future growth of this market and the success of our solar service offerings depend on many factors beyond our control, including recognition and acceptance by homeowners and our ability to provide our solar service offerings cost-effectively. Residential solar service has yet to achieve broad market acceptance and depends on continued governmental incentives and favorable regulatory policies. If this support diminishes, our ability to obtain external financing on acceptable terms, or at all, could be materially and adversely affected. Growth in this market also depends in part on macroeconomic conditions and consumer preferences, each of which can change quickly. Declining macroeconomic conditions, including in the job markets and residential real estate markets, could contribute to instability and uncertainty among homeowners and impact their financial wherewithal, credit scores or interest in entering into long-term customer agreements with us, even if such agreements would generate immediate and long-term savings.

Components of Statements of Operations

Revenue

We generate revenue from (1) operating leases and incentives and (2) solar energy systems and product sales commencing in 2014 as a result of the MEC acquisition.

Operating Leases and Incentives

Operating leases and incentives revenue is primarily comprised of revenue from our customer agreements, solar energy system rebate incentives and sales of SRECs generated by our solar energy systems to third parties, as well as revenue associated with ITCs assigned to investment funds that are classified as lease pass-through arrangements.

We classify and account for our customer agreements as operating leases. We recognize revenue from these agreements either on a straight-line basis over the term of the agreements (in the case of leases) or as we generate and sell energy to customers (in the case of PPAs). The term of these agreements is typically 20 years.

We consider the proceeds from solar energy system rebate incentives to be minimum lease payments under our customer agreements and recognize such payments as revenue over the contract term on a straight-line basis.

We also apply for and receive SRECs and sell them to third parties in certain jurisdictions for energy generated by our solar energy systems. We recognize revenue related to the sale of SRECs upon delivery to the third party.

Finally, under our investment funds that are classified as lease pass-through arrangements, we recognize revenue by allocating a portion of the cash consideration received from the investors to the estimated fair value of the ITCs assigned to such investment funds. The ITCs are subject to recapture under the Internal Revenue Code (“Code”) if the underlying solar energy system either ceases to be a qualifying property or undergoes a change in ownership within five years of its placed-in-service date. The recapture amount decreases on the anniversary of the permission to operate (“PTO”) date. We recognize revenue as the recapture provisions lapse, with one-fifth of the estimated fair value of the assigned ITC recognized on each anniversary of the solar energy systems’ PTO date over the following five years.

Our quarterly operating leases and incentives revenue has been and will continue to be impacted by seasonality. Energy production is greater in the second and third quarters than in the first and fourth quarters, causing variability in revenue recognized under PPAs. There are also seasonal fluctuations in sales and installations, particularly in the fourth quarter, resulting from decreased sales through the holiday season and weather-related installation delays. In addition, as described above, ITC revenue associated with lease pass-through arrangements is recognized once annually on the anniversary of the PTO date and a high percentage of our existing ITCs have PTO dates that occur in the second quarter.

Solar Energy Systems and Product Sales

Solar energy systems sales are comprised of revenue from the sale of solar energy systems directly to homeowners. We generally recognize revenue from solar energy systems sold to homeowners when we install the solar energy system and it passes inspection by the authority having jurisdiction, provided all other revenue recognition criteria have been met.

Product sales revenue primarily consists of revenue from the sale of solar panels, inverters, racking systems and other solar-related equipment to resellers and is recognized at the time title is transferred, generally upon shipment.

Our quarterly solar energy systems and product sales revenue has and will continue to fluctuate due to a variety of factors, including timing of installation and seasonal factors described above, as well as other factors that may cause homeowners to opt to purchase solar energy systems rather than leasing them.

Operating Expenses

Operating expenses are classified by the related activity and assigned department of our personnel. Personnel costs include salaries, bonuses, benefits and stock-based compensation. Corporate overhead costs include information technology and facilities costs that are allocated based upon the estimated use by personnel in the related classification below.

Cost of Operating Leases and Incentives

Operating leases and incentives cost of revenue is primarily comprised of (1) the depreciation of solar energy systems, as reduced by amortization of U.S. Treasury grant income, (2) amortization of initial direct costs (“IDCs”), (3) lease operations, monitoring and maintenance costs including associated personnel costs, and (4) allocated corporate overhead costs.

Our quarterly gross margin has and will continue to fluctuate, with higher gross margin in the second quarter due to the recognition of higher annual ITC revenue recognized in the period as described above, which has no associated cost recognized in the period.

Cost of Solar Energy Systems and Product Sales

Solar energy systems cost of revenue and product sales cost of revenue primarily consists of direct and indirect material and personnel costs for solar energy systems installations and product sales. Other costs include engineering and design costs, estimated warranty costs, freight costs, allocated corporate overhead costs, vehicle depreciation costs and personnel costs associated with supply chain, logistics, operations management, safety and quality control.

Sales and Marketing

Sales and marketing expenses include personnel costs as well as advertising, promotional and other marketing related expenses. Sales and marketing expenses also include referral fees, allocated corporate overhead costs, travel and professional services.

As discussed above under “Factors Affecting Our Performance – Investments in Our Growth,” we have invested heavily in sales and marketing and expect these investments to continue at least in the near-term, causing our sales and marketing expenses to increase.

Research and Development

Research and development expenses include personnel costs, allocated corporate overhead costs, and other costs related to the development of our BrightPath software suite as well as our racking equipment.

General and Administrative

General and administrative expenses include personnel costs related to accounting, finance, structured finance services, legal, executive staff and human resources. General and administrative expenses also include professional services and allocated corporate overhead costs as well as certain fees paid to fund investors.

Amortization of Intangible Assets

We acquired intangible assets in connection with the acquisition of MEC. We recorded intangible assets at their fair value of $15.4 million as of the acquisition date. Such intangible assets are being amortized over their estimated useful lives, which range from four months to 10 years. We expect amortization of intangible assets to increase in future periods due to the acquisition of CEE in April 2015.

Non-operating Expenses

Interest Expense, net

Interest expense, net primarily consists of the interest charges associated with long term borrowing and lease pass-through financing obligations. Our revolving line of credit and syndicated term loans are subject to variable interest rates. Our notes payable and bank and non-bank term loans bear fixed interest rates. The interest charge on our lease pass-through financing obligations is imputed at the inception of the related transaction based on the effective interest rate in the arrangement giving rise to the obligation and updated prospectively as appropriate. Interest expense also includes the amortization of deferred financing costs associated with such borrowings, partially offset by a nominal amount of interest income generated from our cash holdings in interest-bearing accounts. In the future we may incur additional indebtedness to fund our operations, and our interest expense would correspondingly increase. As noted in “Contractual Obligations and Other Commitments,” we have entered into a new syndicated working capital facility in April 2015.

Loss on Early Extinguishment of Debt

Loss on early extinguishment of debt consists of loss from early extinguishment of certain non-bank term loans in 2014.

Other Expenses

Other expenses consist principally of our portion of the net loss in our investment in The Alliance for Solar Choice (“TASC”), which is accounted for under the equity method of accounting.

Income Tax Expense

We are subject to taxation in the United States, where all of our business is conducted. Our effective tax rates differ from the statutory rate primarily due to noncontrolling and redeemable noncontrolling interest adjustments and prepaid tax expense on intercompany gains.

As of December 31, 2014, we had approximately $454.5 million of federal and $409.6 million of state net operating loss carryforwards (“NOLs”), available to offset future taxable income, if any, which expire in varying amounts beginning in 2028 and 2020 for federal and state purposes, respectively, if unused. It is possible that we will not generate taxable income in time to use these NOLs before their expiration.

Net Loss Attributable to Common Stockholders

As discussed above under “—Investment Funds,” 11 of our 15 active investment funds are consolidated joint ventures. We determine the net loss attributable to common stockholders by deducting from net loss the net loss attributable to noncontrolling interests and redeemable noncontrolling interests in these funds. The net loss attributable to noncontrolling interests and redeemable noncontrolling interests represents the fund investors’ allocable share in the results of operations of these investment funds. For these funds, we have determined that the provisions in the contractual arrangements represent substantive profit sharing arrangements, where the allocations to the partners sometimes differ from the stated ownership percentages. We have further determined that, for these arrangements, the appropriate methodology for attributing income and loss to the noncontrolling interests and redeemable noncontrolling interests each period is a balance sheet approach using the HLBV method.

Under the HLBV method, the amounts of income and loss attributed to the noncontrolling interests and redeemable noncontrolling interests in the consolidated statements of operations reflect changes in the amounts the fund investors would hypothetically receive at each balance sheet date under the liquidation provisions of the contractual provisions of these funds, assuming the net assets of the respective investment funds were liquidated at the carrying value determined in accordance with generally accepted accounting principles in the United States (“GAAP”). The fund investors’ interest in the results of operations of these investment funds is initially determined by calculating the difference in the noncontrolling interests and redeemable noncontrolling interests’ claim under the HLBV method at the start and end of each reporting period, after taking into account any contributions and distributions between the fund and the fund investors and subject to the redemption provisions in certain funds. The redeemable noncontrolling interests balance is the greater of the carrying value calculated under the HLBV method or the redemption value. Because the investor contributes cash into the fund to purchase solar energy systems at fair market value which exceeds their carrying value, the noncontrolling interest balance is reduced upon application of the HLBV method. As such, the HLBV method generally allocates more loss to the noncontrolling interest in the first several years after fund formation. After the solar systems have been purchased by the fund, the noncontrolling interest’s contributions decrease substantially. As ongoing distributions are received by the noncontrolling interest, their losses under the HLBV method tend to reverse. While the application of HLBV is performed consistently, the results of that application and its impact on the income or loss allocated between us and the noncontrolling interests and redeemable noncontrolling interests depend on the respective funds’ specific contractual liquidation provisions. The HLBV results are generally affected by the tax attributes allocated to the fund investors including tax bonus depreciation and ITCs or U.S. Treasury grants in lieu of the ITCs, the amount of preferred returns that have been paid to the fund investors by the investment funds, and the allocation of tax income or losses in a liquidation scenario.

The contractual liquidation provisions of our consolidated joint ventures (which include our partnership flips and JV inverted leases) provide that the allocation percentages between us and the investor change, or “flip,” under certain circumstances, such as upon the achievement of the fund investor’s targeted rate of return, the passage of time, or the expiration of the recapture period associated with ITCs. Prior to the point at which the allocation percentage flips, the investor is entitled to receive a majority of the value generated by the solar energy systems. At the flip point, we become entitled to receive most of the value. The difference between our current partnership flip structures and JV inverted lease structures that drives a significant impact on our results from the application of the HLBV method is how the flip point is determined.

For investment funds that have a partnership flip structure, the flip point is tied to the achievement of the fund investor’s targeted rate of return. The receipt of tax benefits by the fund investor count towards the achievement of such target, which reduces the amount distributable to the fund investor in a hypothetical liquidation under these funds’ contractual liquidation provisions. This results in a net loss attributable to the fund investor over the periods in which these tax benefits are received as a result of our application of the HLBV method.

For investment funds that have a JV inverted lease structure, the flip point is typically tied to the expiration of the recapture period associated with ITCs. An investor in a fund with a JV inverted lease fund structure will receive tax benefits similar to an investor in a fund that has adopted a partnership structure. However, unlike the partnership flip structure, the receipt of tax benefits by the fund investor does not impact the amount distributable to the fund investor in a hypothetical liquidation under these funds’ contractual liquidation provisions. At the flip point, the fund investor’s claims on the net assets of the investment fund generally decreases. This results in a net loss attributable to the fund investor in the period when the flip occurs as a result of our application of the HLBV method. As discussed above under “—Investment Funds,” we also have one JV inverted lease whereby we have a pro rata interest in the entity, and we account for the noncontrolling interest’s share of income on a pro rata basis.

These differences are a result of the specific contractual provisions for each of our existing funds and are not necessarily indicative of terms for our future partnership flip or JV inverted lease structures. Future investment funds may contain different features than those that we currently employ, and as a result, the application of the HLBV method and resulting allocation of net income or loss may be different from our existing funds.

The amount of loss allocated to noncontrolling interests and redeemable noncontrolling interests for each period presented is as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2013	2014	2014	2015
	(in thousands)
			(unaudited)	(unaudited)
Noncontrolling interests	$(30,708)	$(35,703)	$(8,615)	$(24,203)
Redeemable noncontrolling interests	(33,586)	(50,935)	(4,257)	(10,322)

	$(64,294)	$(86,638)	$(12,872)	$(34,525)

Results of Operations

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes thereto included elsewhere in this prospectus.

	Year Ended December 31,		Three Months Ended March 31,
	2013	2014	2014	2015
	(in thousands, except per share data)
			(unaudited)	(unaudited)
Consolidated Statements of Operations Data:
Revenue:
Operating leases and incentives	$54,740	$84,006	$18,441	$22,308
Solar energy systems and product sales	—	114,551	11,962	27,369

Total revenue	54,740	198,557	30,403	49,677
Operating expenses:
Cost of operating leases and incentives	43,088	72,898	14,896	21,377
Cost of solar energy systems and product sales	—	100,802	10,475	25,330
Sales and marketing	22,395	78,723	12,589	24,926
Research and development	9,984	8,386	1,927	2,287
General and administrative	33,242	68,098	12,650	20,306
Amortization of intangible assets	—	2,269	463	542

Total operating expenses	108,709	331,176	53,000	94,768

Loss from operations	(53,969)	(132,619)	(22,597)	(45,091)
Interest expense, net	11,752	27,521	5,662	7,130
Loss on early extinguishment of debt	—	4,350	—	—
Other expenses	365	3,043	460	299

Loss before income taxes	(66,086)	(167,533)	(28,719)	(52,520)
Income tax expense (benefit)	2,508	(4,980)	(4,980)	—

Net loss	(68,594)	(162,553)	(23,739)	(52,520)
Net loss attributable to noncontrolling interests and redeemable noncontrolling interests	(64,294)	(86,638)	(12,872)	(34,525)

Net loss attributable to common stockholders	$(4,300)	$(75,915)	$(10,867)	$(17,995)

Net loss per share attributable to common stockholders, basic and diluted	$(0.44)	$(3.33)	$(0.57)	$(0.74)

Weighted average shares used in computing net loss attributable to common stockholder, basic and diluted	9,780	22,795	19,021	24,427

Comparison of the Three Months Ended March 31, 2014 and 2015

Revenue

	Three Months Ended March 31,		Change
	2014	2015	$	%
	(in thousands)
Operating leases	$12,629	$17,132	$4,503	36%
Incentives	5,812	5,176	(636)	(11)%

Operating leases and incentives	18,441	22,308	3,867	21%

Solar energy systems	2,352	5,806	3,454	147%
Products	9,610	21,563	11,953	124%

Solar energy systems and product sales	11,962	27,369	15,407	129%

Total revenue	$30,403	$49,677	$19,274	63%

Revenue from operating leases and incentives increased by $3.9 million during the first quarter of 2015 compared to the first quarter of 2014 due to solar energy systems placed in service in the first quarter of 2014 being in service for a full quarter in 2015 versus a partial quarter in 2014, as well as new systems added since the first quarter of 2014, which together increased electricity revenue from operating leases by $4.5 million. Revenue from incentives in the first quarter of 2015 decreased $0.6 million compared to the first quarter of 2014 due to a reduction in SRECs sold. SRECs are recognized when delivered and sales can vary from quarter to quarter.

The $15.4 million increase in revenue from solar energy systems and product sales includes an increase of $7.8 million due to a full quarter of solar energy system and product sales in 2015, compared to two months in 2014 as a result of the February 1, 2014 acquisition of MEC, as well as an increase of $7.6 million due to an increase in sales to new and existing customers, which is a reflection of overall growth following our increase in sales and marketing expense throughout 2014.

Operating Expenses

	Three Months Ended March 31,		Change
	2014	2015	$	%
	(in thousands)
Cost of operating lease and incentives	$14,896	$21,377	$6,481	44%
Cost of solar energy systems and product sales	10,475	25,330	14,855	142%
Sales and marketing	12,589	24,926	12,337	98%
Research and development	1,927	2,287	360	19%
General and administrative expense	12,650	20,306	7,656	61%
Amortization of intangible assets	463	542	79	17%

Total operating expenses	$53,000	$94,768	$41,768	79%

Cost of Operating Leases and Incentives. The $6.5 million increase in cost of operating leases and incentives was primarily due to solar energy systems placed in service during the first quarter of 2014 being in service for a full quarter in 2015 versus a partial quarter in 2014, and new systems added since the first quarter of 2014, which together increased depreciation by $3.4 million, as well as associated increases in operations, maintenance, personnel costs and allocated overhead of $2.5 million, and a $0.6 million increase in non-capitalizable costs associated with procuring, warehousing and managing raw materials associated with solar energy systems subject to customer agreements beginning February 1, 2014 subsequent to our acquisition of MEC, when we began such activities. The cost of operating leases and incentives increased to 95.8% of associated revenues in the first quarter of 2015, compared to 80.8% of associated revenues in the first quarter of

2014 due to the additional $0.6 million of non-capitalizable costs discussed above related to an increase in direct-to-consumer leased systems being built during the first quarter of 2015 as well as a $0.6 million decrease in incentives revenue, primarily from SREC sales, which have minimal associated cost of revenues.

Cost of Solar Energy Systems and Product Sales. The $14.9 million increase in cost of solar energy systems and product sales represents the increase in the direct and indirect material and personnel costs of solar energy systems sold directly to customers as well as solar panels, inverters and other solar-related products sold to resellers. We did not sell solar energy systems directly to our customers, nor did we directly or indirectly sell solar panels and other related products to resellers prior to our acquisition of MEC in the first quarter of 2014. Instead, prior to the acquisition of MEC, we relied on solar partners to originate customers for our solar service offerings and procure and install the solar energy systems on our customers’ homes on our behalf. As a result of the acquisition, we began offering customer agreements and installing solar energy systems both directly to the customer and selling solar energy systems for cash through our direct-to-consumer channel. The cost of solar energy systems and product sales increased to 92.5% of associated revenues in the first quarter of 2015 compared to 87.6% of associated revenues in the first quarter of 2014 due to various volume discounts offered to customers in the first quarter of 2015.

Sales and Marketing Expense. The $12.3 million increase in sales and marketing expense was attributable to the expansion of our direct-to-consumer channel as a result of our acquisition of MEC in the first quarter of 2014, as well as our continued efforts to grow our business by entering new markets, increasing internal lead generation through advertising and other channels, and increased hiring of sales and marketing personnel. As a result, internal and contracted personnel and travel costs increased by $5.7 million, advertising and promotional costs increased by $3.9 million, and allocated overhead increased by $2.7 million.

Research and Development. The $0.4 million increase in research and development expenses primarily resulted from an increase in fees paid to external consultants in connection with ongoing development of our pricing and quoting platforms.

General and Administrative Expense. The $7.7 million increase in general and administrative expenses primarily resulted from increased personnel costs of $2.4 million as a result of our acquisition of MEC on February 1, 2014 and other increases in headcount, as well as an increase in professional service and legal fees of $3.4 million driven primarily from our efforts in preparing to become a public company, as well as general corporate costs associated with supporting overall growth of our business. We also experienced a $1.1 million increase in stock-based compensation expense and a $0.8 million increase in allocated overhead.

Non-Operating Expenses

	Three Months Ended March 31,		Change
	2014	2015	$	%
	(in thousands)
Interest expense, net	$5,662	$7,130	$1,468	26%
Other expenses	460	299	(161)	(35)%

Total interest and other expenses, net	$6,122	$7,429	$1,307	21%

Interest Expense, net. The increase in interest expense, net of $1.5 million was related to an increase in imputed interest on additional lease pass-through obligations entered into in 2014 and additional interest expense related to additional borrowings entered into in late 2014.

Other Expense. The decrease in other expenses of $0.2 million primarily represents a smaller loss from our investment in TASC in 2015.

Income Tax Expense (Benefit)

	Three Months Ended March 31,		Change
	2014	2015	$	%
	(in thousands)
Income tax expense (benefit)	$(4,980)	$—	$4,980	100%

The $5.0 million income tax benefit in the first quarter of 2014 was related to the purchase of MEC and the resulting change in tax-related assets and liabilities. There was no income tax expense during the first quarter of 2015 due to the net losses in all jurisdictions. Tax benefits from the first quarter 2015 net loss were reduced by the allocation of losses to noncontrolling interests and redeemable noncontrolling interests and as a result of the accounting for income taxes on intercompany transactions, including the recording and amortization of prepaid tax assets.

Net Loss Attributable to Noncontrolling Interests and Redeemable Noncontrolling Interests

	Three Months Ended March 31,		Change
	2014	2015	$	%
	(in thousands)
Net loss attributable to noncontrolling interests and redeemable noncontrolling interests	$(12,872)	$(34,525)	$(21,653)	(168)%

The increase in net loss attributable to noncontrolling interests and redeemable noncontrolling interests was primarily a result of the addition of five investment funds since March 31, 2014.

Comparison of the Years Ended December 31, 2013 and 2014

Revenue

	Year Ended December 31,		Change
	2013	2014	$	%
	(in thousands)
Operating leases	$44,249	$63,962	$19,713	45%
Incentives	10,491	20,044	9,553	91%

Operating leases and incentives	54,740	84,006	29,266	53%

Solar energy systems	—	23,687	23,687	n/a
Products	—	90,864	90,864	n/a

Solar energy systems and product sales	—	114,551	114,551	n/a

Total revenue	$54,740	$198,557	$143,817	263%

Revenue from operating leases and incentives increased by $29.3 million in 2014 due to solar energy systems placed in service in 2013 being in service for a full year in 2014 versus a partial year in 2013, as well as new systems added in 2014, which together increased electricity revenue from operating leases by $19.7 million. Revenue from incentives in 2014 includes $5.6 million in ITC revenue due to lapsing of the first year of the ITC recapture period associated with solar energy systems placed in service in 2013 under lease pass-through arrangements. We did not recognize ITC revenue in 2013 as the first year of the ITC recapture period associated with solar energy systems placed in service in 2013 had not elapsed until 2014. Additionally, revenue from incentives increased $3.9 million in 2014 due to increased rebate and SREC revenue as a result of the increase in cumulative megawatts deployed under operating leases discussed above.

The $114.6 million increase in revenue from solar energy systems and product sales was a result of the acquisition of MEC in 2014. We did not sell solar energy systems directly to homeowners or sell products to solar energy installers and distributors prior to this acquisition.

Operating Expenses

	Year Ended December 31,		Change
	2013	2014	$	%
	(in thousands)
Cost of operating lease and incentives	$43,088	$72,898	$29,810	69%
Cost of solar energy systems and product sales	—	100,802	100,802	n/a
Sales and marketing	22,395	78,723	56,328	252%
Research and development	9,984	8,386	(1,598)	(16)%
General and administrative expense	33,242	68,098	34,856	105%
Amortization of intangible assets	—	2,269	2,269	n/a

Total operating expenses	$108,709	$331,176	$222,467	205%

Cost of Operating Leases and Incentives. The $29.8 million increase in cost of operating leases and incentives was primarily due to an increase in the solar energy systems under customer agreements that were placed in service during the year. As a result, depreciation expense on solar energy systems increased by $13.3 million, allocated overhead costs increased by $2.6 million, and personnel costs for operations, monitoring and maintenance increased by $1.9 million in 2014. Additionally, subsequent to our acquisition of MEC, we incurred $8.8 million in indirect, non-capitalizable costs associated with procuring, warehousing and managing raw materials associated with solar energy systems subject to customer agreements. Prior to the acquisition of MEC, we purchased our solar energy systems from our installation partners and did not procure, warehouse or manage raw materials or build solar energy systems ourselves. The remaining increase relates to metering services, maintenance, insurance, registration and other fees.

Cost of Solar Energy Systems and Product Sales. The cost of solar energy systems and product sales of $100.8 million in 2014 represents the direct and indirect material and personnel costs of solar energy systems sold directly to customers as well as solar panels, inverters and other solar-related products sold to resellers. We did not sell solar energy systems directly to our customers, nor did we directly or indirectly sell solar panels and other related products to resellers prior to our acquisition of MEC in 2014. Instead, prior to the acquisition of MEC, we relied on solar partners to originate customers for our solar service offerings and procure and install the solar energy systems on our customers’ homes on our behalf. As a result of the acquisition, we began offering customer agreements and installing solar energy systems both directly to the customer and selling solar energy systems for cash through our direct-to-consumer channel.

Sales and Marketing Expense. The $56.3 million increase in sales and marketing expense was attributable to the expansion of our direct-to-consumer channel as a result of our acquisition of MEC in February 2014, as well as our continued efforts to grow our business by entering new markets, increasing internal lead generation through advertising and other channels, and increased hiring of sales and marketing personnel. As a result, internal and contracted personnel and travel costs increased by $32.9 million, advertising and promotional costs increased by $15.4 million, and allocated overhead increased by $7.0 million.

Research and Development. The $1.6 million decrease in research and development expenses primarily resulted from a shift in 2014 toward activities that qualified for capitalization as internally developed software rather than a decrease in research and development activity. We expect to continue to make significant investments in research and development.

General and Administrative Expense. The $34.9 million increase in general and administrative expenses primarily resulted from increased personnel costs of $11.1 million as a result of our acquisition of MEC in 2014 as well as an increase in professional service and legal fees of $11.1 million driven primarily from our efforts in preparing to become a public company, as well as general corporate costs associated with supporting overall growth and the formation of five additional investment funds in 2014. We also experienced a $5.5 million increase in stock-based compensation expense and a $3.8 million increase in commitment and other fees that we incurred in connection with various investments funds, as well as a $2.0 million increase in allocated overhead in 2014.

Non-Operating Expenses

	Year Ended December 31,		Change
	2013	2014	$	%
	(in thousands)
Interest expense, net	$11,752	$27,521	$15,769	134%
Loss on early extinguishment of debt	—	4,350	4,350	n/a
Other expenses	365	3,043	2,678	734%

Total interest and other expenses, net	$12,117	$34,914	$22,797	188%

Interest Expense, net. The increase in interest expense, net of $15.8 million was related to a full year of interest on borrowings entered into in 2013 as well as imputed interest on additional lease pass-through obligations entered into in 2014.

Other Expense. The increase in other expenses of $2.7 million primarily represents our loss from our investment in TASC in 2014.

Income Tax Expense (Benefit)

	Year Ended December 31,		Change
	2013	2014	$	%
	(in thousands)
Income tax expense (benefit)	$2,508	$(4,980)	$(7,488)	(299)%

The $7.5 million change in income tax expense (benefit) was primarily a result of an increase in the net loss during the year offset by changes in a prepaid tax asset related to our intercompany sales of solar energy systems to our consolidated investment funds. As these investment funds are consolidated by us, the gain on the sale of solar energy systems is not recognized in our consolidated financial statements. However, this gain is recognized for tax reporting purposes. Since these transactions are intercompany sales, any tax expense is deferred and recorded as a prepaid tax asset and amortized as tax expense over the depreciable life of the underlying solar energy systems.

Net Loss Attributable to Noncontrolling Interests and Redeemable Noncontrolling Interests

	Year Ended December 31,		Change
	2013	2014	$	%
	(in thousands)
Net loss attributable to noncontrolling interests and redeemable noncontrolling interests	$(64,294)	$(86,638)	$(22,344)	(35)%

The increase in net loss attributable to noncontrolling interests and redeemable noncontrolling interests consisted of an increase of $5.0 million in the loss allocation from noncontrolling interests and an increase of $17.3 million in the loss allocation from redeemable noncontrolling interests. The losses attributable to noncontrolling interests and redeemable noncontrolling interests for 2014 were primarily driven by accelerated depreciation allowances under applicable tax rules, as well as the receipt of ITCs which were primarily allocated to noncontrolling interests and redeemable noncontrolling interests.

Liquidity and Capital Resources

As of March 31, 2015, we had cash and cash equivalents of $105.5 million, which consisted principally of cash held in checking and money market accounts with financial institutions. Since inception, we have financed our operations primarily from investment fund arrangements that we have formed with fund investors, borrowings, preferred stock equity offerings and cash generated from our operations. Our principal uses of cash are funding our business, including the costs of acquisition and installation of solar energy systems, satisfaction of our obligations under our debt instruments and other working capital requirements. Our business model requires substantial outside financing arrangements to grow the business and facilitate the deployment of additional solar energy systems.

The solar energy systems that are operational are expected to generate a positive return rate over the customer agreement, typically 20 years. However, in order to grow, we are dependent on financing from outside parties. If financing is not available to us on acceptable terms if and when needed, we may be required to reduce planned spending, which could have a material adverse effect on our operations. While there can be no assurances, we anticipate raising additional required capital from new and existing investors. We believe our cash and cash equivalents, investment fund commitments and available borrowings as further described below will be sufficient to meet our anticipated cash needs for at least the next 12 months, and we are not dependent upon this offering to meet our liquidity needs for the next 12 months.

The following table summarizes our cash flows:

	Year Ended December 31,		Three Months Ended March 31,
	2013	2014	2014	2015
	(in thousands)
			(unaudited)	(unaudited)
Consolidated cash flow data:
Net cash provided by (used in) operating activities	$23,374	$(7,928)	$11,264	$(2,316)
Net cash used in investing activities	(325,754)	(463,968)	(98,144)	(133,238)
Net cash provided by financing activities	312,294	524,351	192,329	88,873

Net increase (decrease) in cash and cash equivalents	$9,914	$52,455	$105,449	$(46,681)

Operating Activities

We used our cash flow from operations to fund our investment in sales and marketing as well as general and administrative expenses as described above. For the three months ended March 31, 2015, we used $2.3 million in net cash from operations. The primary driver of our operating cash inflow consists of payments received from customers. During the three months ended March 31, 2015, we had an increase in deferred revenue of approximately $12.3 million relating to upfront lease payments received from customers and solar energy system incentive rebate payments received from various state and local utilities. This increase was offset by our operating cash outflows of $28.3 million from our net loss excluding non-cash and non-operating items. Changes in working capital, primarily inventories and accounts payable, resulted in a source of cash of $13.7 million.

For the three months ended March 31, 2014, we generated $11.3 million in net cash from operations. During the quarter, we had an increase in deferred revenue of approximately $18.8 million relating to upfront lease payments received from customers and solar energy system incentive rebate payments received from various state and local utilities. This increase was offset by our operating cash outflows of $6.8 million from our net loss excluding non-cash and non-operating items. Changes in working capital resulted in a use of cash of $0.7 million.

During 2014, we used $7.9 million in net cash from operations. During 2014, we had an increase in deferred revenue of approximately $97.4 million relating to upfront lease payments received from customers and solar energy system incentive rebate payments received from various state and local utilities and prepayment for future deliveries of SRECs. The increase generated from deferred revenue was offset by our operating cash outflows of $93.4 million from our net loss excluding non-cash and non-operating items. Changes in working capital, primarily accounts receivable, prepaid assets and accounts payable, resulted in a use of cash of $11.9 million.

During 2013, we generated $23.4 million in net cash from operations. During 2013, we had an increase in deferred revenue of $57.1 million relating to upfront lease payments received from customers and solar energy system incentive rebate payments received from various state and local governments. We had operating cash outflows of $34.8 million from our net loss excluding non-cash and non-operating items. Changes in working capital provided cash of $1.1 million.

Investing Activities

For the three months ended March 31, 2015, we used $133.2 million in cash in investing activities. Of this amount, we used $131.3 million to acquire and install solar energy systems and components under our long-term customer agreements. We also used $1.9 million for the acquisition of vehicles under capital leases, office equipment, leasehold improvements and furniture.

For the three months ended March 31, 2014, we used $98.1 million in cash in investing activities. Of this amount, we used $60.5 million to acquire and install solar energy systems and components under our long-term customer agreements. We also used $1.9 million for the acquisition of vehicles under capital leases, office equipment, leasehold improvements and furniture and spent approximately $35.7 million in cash for the acquisitions of businesses, which includes the backlog purchased in connection with a new installer partner relationship, as well as the MEC acquisition.

Our investing activities consist primarily of capital expenditures and to a lesser extent, the acquisitions of businesses in 2014.

During 2014, we used $464.0 million in cash in investing activities. Of this amount, we used $412.3 million to acquire and install solar energy systems and components under our long-term customer agreements. We also used $15.3 million for the acquisition of vehicles, office equipment, leasehold improvements and furniture and spent approximately $36.4 million in cash for the acquisitions of businesses, which includes the backlog purchased in connection with a new installer partner relationship, as well as the MEC acquisition.

During 2013, we used $325.8 million in investing activities. Of this amount, we used $322.0 million in cash to acquire and install solar energy systems under operating leases with our customers. We also used $3.7 million in cash for the acquisition of vehicles, office equipment, leasehold improvements and furniture.

Financing Activities

For the three months ended March 31, 2015, we generated $88.9 million from financing activities. The primary source of our financing comes from fund investors who make upfront contributions that enable the purchase of solar energy systems. During the quarter, we received $87.0 million in net proceeds from fund investors. Restricted cash increased by $3.0 million. We also received $5.2 million from state grants and $1.1 million from the exercise of employee stock options, offset by debt repayment of $0.7 million, and payment of capital lease obligations of $0.6 million.

For the three months ended March 31, 2014, we generated $192.3 million from financing activities. During the quarter, we received $63.2 million in net proceeds from fund investors. We also raised $119.6 million, net of transaction costs, from the issuance of convertible preferred stock, and $9.1 million, net of debt issuance costs, from long-term borrowing, offset by debt repayment of $0.8 million. We also received $0.9 million from the exercise of employee stock options and restricted cash decreased by $0.4 million, offset by payment of capital lease obligations of $0.2 million.

During 2014, we generated $524.4 million from financing activities. The primary source of our financing comes from fund investors who make upfront contributions that enable the purchase of solar energy systems. During 2014 we received $311.7 million in net proceeds from fund investors. We also raised $143.4 million, net of transaction costs, from the issuance of convertible preferred stock, and $184.8 million, net of debt issuance costs from long-term borrowing, offset by debt repayment of $120.1 million. We also received $2.7 million from the exercise of employee stock options and $1.6 million from state grants in 2014.

During 2013, we generated $312.3 million from financing activities. During 2013, we received $166.3 million in net proceeds from fund investors. We also received $142.8 million, net of debt issuance costs, from long-term borrowings and $29.3 million from U.S. Treasury grants. During 2013, we paid $22.0 million to acquire the noncontrolling interests in three investment funds. Lastly, we increased restricted cash by $4.6 million in 2013.

Sources of Funds

Investment Fund Commitments

As of March 31, 2015, we had 15 active investment funds with undrawn committed capital for the five funds that had not yet been fully drawn down of approximately $214.1 million which may only be used to purchase and install solar energy systems. We intend to establish new investment funds in 2015, and we may also use debt, equity or other financing strategies to finance our business.

Our future success depends on our ability to raise capital from third parties, in particular through the formation of investment funds. If we are unable to establish additional investment funds, we will be required to obtain additional financing in order to continue to grow our business or finance the deployment of solar energy systems and use cash on hand until such additional financing has been secured. We assign to our investment funds long-term customer agreements and related incentives associated with solar energy systems in accordance with the criteria of the specific funds. Upon such assignment and the satisfaction of certain conditions precedent, we are able to draw down on the investment fund commitments. The conditions precedent to funding vary across our investment funds but generally require that we have entered into a contract with the customer, that the customer meets certain credit criteria, that the solar energy system is expected to be eligible for the ITC, that we have a recent appraisal from an independent appraiser establishing the fair market value of the system and that the property is in an approved state. All of the capital contributed by our fund investors into the investment funds is, depending on the investment fund structure, either paid to us to acquire solar energy systems or distributed to us following our contribution of solar energy systems to the investment fund. Some fund investors have additional criteria that are specific to those investment funds. Once received by us, these proceeds are generally used for working capital to develop and deliver solar energy systems.

Debt Instruments

Revolving Line of Credit. In December 2014, we entered into a revolving credit agreement with a syndicate of banks to obtain funding for working capital, letters of credit and general corporate needs. The revolving credit agreement has a $50.0 million committed facility which includes a $1.0 million sub-limit for the issuance of letters of credit which was fully drawn as of March 31, 2015. Borrowed funds bear interest at an annual rate of 1.00% plus the prime rate. The fee for letters of credit is 2.00% per annum, and the fee for undrawn commitments is 0.25% per annum. The facility is secured by certain of our assets. This facility matures in December 2016. As of March 31, 2015, the unpaid principal amount, net of lender fees, under the facility was $48.7 million, and the remaining $0.8 million of the facility was issued under a letter of credit. In connection with entering into this revolving credit agreement, we used approximately $24.0 million of the proceeds to fully repay our outstanding borrowings under our prior revolving credit facility outstanding as of December 31, 2013.

Under the terms of the revolving credit agreement, we are required to meet various restrictive covenants, including meeting certain reporting requirements, such as the completion and presentation of audited consolidated financial statements. We also are required to maintain specified consolidated EBITDA minimums for each quarter. In addition we are required to maintain a minimum liquidity ratio of cash (with certain limits) plus eligible receivables to all indebtedness owing to the lenders of at least 1.35 to 1.00, and to maintain minimum cash on deposit with the agent or any lender or in one or more of the permitted accounts of $20.0 million in the aggregate at all times, $25.0 million in the aggregate as of the last day of each calendar month, and $25.0 million in the aggregate on average for each calendar month. If the liquidity ratio is less than 2.00 to 1.00, the applicable margin for borrowed funds increases to 2.25%, and fees for letters of credit increase to 5.00%. We were in compliance with all debt covenants as of March 31, 2015.

In April 2015, we entered into a new working capital facility with a syndicate of banks for a total commitment of up to $205.0 million. As of April 1, 2015, $80.0 million had been drawn down and $107.0 million was available to be drawn. We have used $49.7 million of the debt proceeds to fully repay the outstanding balance of our revolving line of credit described above plus accrued interest and other fees, and terminated the facility. The working capital facility is secured by substantially all of our unencumbered assets as well as our ownership interests in certain of our subsidiaries.

Syndicated Credit Facilities. In December 2014, two of our subsidiaries entered into secured credit facilities agreements with Investec Bank PLC, as administrative agent and sole book runner, and a syndicate of certain financial institutions as lenders. These credit agreements have an aggregate committed facility of $195.4 million which is comprised of a $158.5 million senior term loan (Term Loan A) and a $24.0 million subordinated term loan (Term Loan B) of which $110.0 million and $20.0 million, respectively, were initially available and fully drawn pursuant to the facilities’ terms and outstanding as of December 31, 2014, a $5.0 million working capital revolver commitment for additional liquidity and credit support to the Term Loan A borrower, and a $7.9 million senior secured revolving letter of credit facility for the purpose of satisfying the required debt service reserve amount of the Term Loan A borrower. As of March 31, 2015, an additional $10.2 million of the Term Loan A commitment was available and undrawn. The borrowed funds bear interest at a rate of LIBOR plus 2.75% with a 25 basis point step up triggered on the fourth anniversary for Term Loan A, the working capital revolver and the revolving letter of credit facility, and LIBOR plus 5.00% with a LIBOR floor of 1.00% for Term Loan B. The loan proceeds, after repayment of $94.4 million of non-bank term loans described below, payment of lender fees and other transaction fees and expenses, and funding of debt service reserves, were used for general corporate purposes.

Prepayments are permitted under Term Loan A at par without premium or penalty, and Term Loan B with prepayment penalties ranging from 0%-2% depending on the timing of the prepayment. This facility matures on December 31, 2021.

Under the terms of the credit facilities, we are required to meet various restrictive covenants, including meeting certain reporting requirements, such as the completion and presentation of audited consolidated financial statements. We are also required to maintain debt service reserves, as defined in the credit agreements, in amounts at least equal to the next six months of scheduled interest and principal for each of the Term Loan A and Term Loan B. We and our subsidiaries were in compliance with these covenants as of March 31, 2015.

Non-Bank Term Loans. In 2013, three of our subsidiaries entered into various credit agreements with non-bank lenders, whereby the lenders provided the subsidiaries with aggregate commitments for term loans up to a total of $119.5 million. The proceeds were used to finance our acquisition of the noncontrolling interests in three of our investment funds for $22.0 million, and to obtain funding for working capital. Two of the loans bore interest at a standard rate of LIBOR plus 8.25% subject to a LIBOR floor of 1.25%, with a minimum cash coupon of 7% per annum, and the third loan bears interest at a fixed rate of 9.079%. For the fixed rate loan, we may incur up to $9.5 million of borrowings with a maturity date of December 31, 2024. For the two variable rate loans, on each scheduled payment date, to the extent cash flows to the borrowers from the pledged subsidiaries are insufficient to pay the full amount of interest accrued on the outstanding loan balances at the standard rate, the borrowers pay cash interest in an amount at least equal to the minimum cash coupon, and the unpaid interest is paid-in-kind through additions to the principal amount at a rate equal to the standard rate plus a payment in kind addition of 0.50%. The loans are collateralized by the assets and related cash flows of the borrowers’

subsidiaries and are non-recourse to our other assets. In December 2014, we paid $94.4 million to repay the two variable rate loans, including accrued interest and a prepayment premium using the proceeds of the syndicated credit facilities described above. In conjunction with the prepayment, we incurred a loss on extinguishment charge of $4.3 million which is recorded in non-operating loss from ordinary operations in our statement of operations. We and our subsidiaries were in compliance with the covenants under these loans as of December 31, 2014. As of March 31, 2015, the principal amount outstanding under non-bank term loans was $3.1 million, all of which consisted of a fixed rate loan.

Bank Term Loan. In December 2013, one of our subsidiaries entered into a credit agreement with a commercial bank, whereby the bank provided this subsidiary with a term loan of $38.0 million. The proceeds of this term loan after fees and expenses were distributed to the members of this subsidiary, including us, in proportion to the members’ pro-rata interest in the subsidiary. The loan bears interest at 6.25% and has a maturity date of April 12, 2022. As of March 31, 2015, we had incurred $38.0 million in borrowings under this agreement and the principal amount outstanding was $32.8 million. The loan is collateralized by the assets and related cash flows of the subsidiary and is non-recourse to our other assets. We and our subsidiaries were in compliance with the covenants under this loan as of March 31, 2015.

Notes Payable. In December 2013, one of our subsidiaries entered into a note purchase agreement with an investor for the issuance of senior notes in exchange for proceeds of $27.2 million to obtain funding for general corporate purposes. The notes bear interest at a rate of 12% and any accrued and unpaid interest is paid-in-kind at the same rate. As of March 31, 2015, the principal amount outstanding under these notes was $30.4 million. The notes mature on December 30, 2018. The notes are collateralized by the assets and related cash flows of certain of our subsidiaries and are non-recourse to our other assets. We and our subsidiaries were in compliance with the covenants under this loan as of March 31, 2015.

Issuance of Convertible Preferred Stock

On March 27, 2014, we sold 7,626,135 shares and 1,445,709 shares of Series E preferred stock to unrelated parties (new investors) and related parties (existing investors), respectively. On May 15, 2014, we sold 1,120,427 shares and 686,713 shares of Series E preferred stock to unrelated parties and related parties, respectively. We sold an aggregate of 10,878,984 shares of Series E convertible preferred stock. The shares of Series E convertible preferred stock were sold for $13.83 per share for aggregate net proceeds of $143.4 million.

Each share of the Series E preferred stock is convertible into one share of common stock at the option of the stockholder or automatically upon the offering contemplated by this prospectus or the consent of a majority of the Series E preferred stockholders. The conversion price is subject to adjustment, subject to certain exceptions, upon issuance of common stock at a price below the conversion price of the Series E preferred stock, or issuance of certain convertible instruments with a conversion price or exercise price below the then effective conversion price of the Series E convertible preferred stock. We obtained such financing to fund our growing operations and to bolster our financial condition in advance of this offering.

Use of Funds

Our principal uses of cash are funding our operations, including the costs of acquiring and installing solar energy systems, satisfaction of our obligations under our debt instruments, and other working capital requirements. Over the past two years, our revenue and operating expenses have increased from year to year due to the significant growth of our business. We anticipate that our operating and capital expenditures will increase as we continue to grow our business.

We expect our operating cash requirements to increase in the future as we increase sales and marketing activities to expand into new markets and increase sales coverage in markets in which we currently operate. In addition, the agreements governing many of our investment funds include options that, when exercised, either require us to purchase, or allow us to elect to purchase, our fund investor’s interest in the investment fund. Generally, these options are exercisable for a set period of time beginning upon the later of (1) five years after the date on which the last solar energy system included in the fund has been placed into service, or (2) the date on which the fund investor achieves a specified return on their investment. The purchase price for the fund investor’s interest varies by fund but is generally the greater of a specified amount, which ranges from approximately $7.2 million to $14.9 million, or the fair market value of such interest at the time the option is exercised. If such options were exercisable by all investors as of March 31, 2015, the aggregate amount we could be required to redeem under these agreements was $86.4 million. Such options are expected to become exercisable in the future, and the exercise of one or more options could require us to expend significant funds. Regardless of whether these options are exercised, we will need to raise financing to support our operations, and such financing may not be available to us on acceptable terms, or at all. As discussed in “—Financing Activities” above, we acquired the noncontrolling interests in three of our investment funds in 2013, which acquisition was not executed through the exercise of the aforementioned options. If we were unable to raise financing when needed, our operations and ability to execute our business strategy could be adversely affected. We may seek to raise financing through the sale of equity, equity-linked securities or the incurrence of indebtedness. Additional equity or equity-linked financing would be dilutive to our stockholders. If we raise funding through the incurrence of indebtedness, such indebtedness would have rights that are senior to holders of our equity securities and could contain covenants that restrict our operations.

Contractual Obligations and Other Commitments

The following table summarizes our contractual obligations as of December 31, 2014:

	Payments Due by Period(1)
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
	(in thousands)
Contractual Obligations:
Debt obligations (including future interest)	$16,002	$122,454	$148,040	$23,676	$310,172
Distributions payable to noncontrolling interests and redeemable noncontrolling interests	6,764	—	—	—	6,764
Purchase of photovoltaic modules	70,000	—	—	—	70,000
Capital lease obligations (including accrued interest)	2,598	5,088	324	—	8,010
Operating lease obligations	3,973	9,659	1,520	—	15,152

Total contractual obligations	$99,337	$137,201	$149,884	$23,676	$410,098

(1)	The foregoing table does not include the amount we could be required to expend under our redemption obligations discussed above and does not include amounts related to the $205.0 million syndicated working capital facility entered into in April 2015.

Off-Balance Sheet Arrangements

We include in our consolidated financial statements all assets and liabilities and results of operations of our investment funds as discussed above under “Investment Funds.” We do not have any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to certain market risks in the ordinary course of our business. Our primary exposures include changes in interest rates because certain borrowings bear interest at floating rates based on LIBOR plus a specified margin. We sometimes manage our interest rate exposure on floating-rate debt by entering into derivative instruments to hedge all or a portion of our interest rate exposure in certain debt facilities. We do not enter into any derivative instruments for trading or speculative purposes. Changes in economic conditions could result in higher interest rates, thereby increasing our interest expense and operating expenses and reducing funds available for capital investments, operations and other purposes. A hypothetical 10% increase in our interest rates on our variable rate debt facilities would have increased our interest expense by $1.0 million and $0.5 million for the years ended December 31, 2014 and December 31, 2013, respectively.

Emerging Growth Company

We are an emerging growth company within the meaning of the rules under the Securities Act, and we will utilize certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies. For example, we will not have to provide an auditor’s attestation report on our internal controls for future annual reports on Form 10-K as otherwise required by Section 404(b) of the Sarbanes-Oxley Act. In addition, Section 107 of the JOBS Act provides that an emerging growth company can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to utilize this extended transition period.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with GAAP. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. In many instances, we could have reasonably used different accounting estimates, and in other instances, changes in the accounting estimates are reasonably likely to occur from period-to-period. Actual results could differ significantly from our estimates. Our future financial statements will be affected to the extent that our actual results materially differ from these estimates. For further information on all of our significant accounting policies, see Note 2 to our consolidated financial statements included elsewhere in this prospectus.

We believe that assumptions and estimates associated with our principles of consolidation, revenue recognition, impairment of long-lived assets, goodwill impairment analysis, stock-based compensation expense and common stock valuation, provision for income taxes and valuation of noncontrolling interests and redeemable noncontrolling interests have the greatest impact on our consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates.

Principles of Consolidation

Our consolidated financial statements include our accounts and those of our subsidiaries in which we have a controlling financial interest. The typical condition for a controlling financial interest is holding a majority of the voting interests of an entity. However, a controlling financial interest may also exist in entities, such as VIEs, through arrangements that do not involve controlling financial interests. We consolidate any VIE of which we are the primary beneficiary, which is defined as the party that has (1) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and (2) the obligation to absorb losses or receive benefits of the VIE that could potentially be significant to the VIE. We evaluate our relationships with our VIEs on an ongoing basis to determine whether we continue to be the primary beneficiary. Our financial statements reflect the assets and liabilities of VIEs that we consolidate. All intercompany transactions and balances have been eliminated in consolidation. For further information regarding consolidation of our investment funds, see Investment Funds above.

Revenue Recognition

We sell the energy that our solar energy systems produce through long-term customer agreements. We also derive a portion of our revenue from solar energy system rebate incentives, sales of SRECs generated from our solar energy systems and ITCs assigned to investment funds that are classified as lease pass-through arrangements.

Following the acquisition of MEC in February 2014, we began selling solar energy systems to homeowners, as well as related products, such as solar panels, inverters, racking systems and other solar-related equipment, to resellers.

We recognize revenue when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the sales price is fixed and determinable, and (iv) collection of the related receivable is reasonably assured.

Operating Leases and Incentives Revenue. Operating leases and incentives revenue represent both ongoing and advance payments received under the terms of the customer agreements, which typically have terms of 20 years. Revenue from advance payments including prepayment options is deferred and begins to be recognized when PTO is given by the local utility company or on the date daily operation commences if utility approval is not required, provided all other revenue criteria are met.

We have determined that our customer agreements should be accounted for as operating leases after evaluating the following lease classification criteria: (i) whether there is a transfer of ownership or bargain purchase option at the end of the lease, (ii) whether the lease term is greater than 75% of the useful life, or (iii) whether the present value of minimum lease payments exceeds 90% of the fair value at lease inception.

In the majority of our customer agreements, we charge a fixed fee per kilowatt hour based on the amount of electricity the solar energy system actually produces, with an annual fixed percentage price escalation to address the impact of inflation and utility rate increases over the period of the contract. In these cases, we consider the customer payments to be contingent lease payments which are excluded from minimum lease payments used for purposes of assessing the lease classification criteria above. Accordingly, we recognize these electricity payments as earned, provided all other revenue recognition criteria discussed above are met.

We also offer customer agreements whereby the customers’ monthly payment is a pre-determined amount calculated based on the expected solar energy generation and includes an annual fixed percentage price escalation (to address the impact of inflation and utility rate increases) over the period of the contracts, which are typically 20 years. We record operating lease revenue from minimum lease payments on a straight-line basis over the life of the lease term, provided all other revenue recognition criteria are met.

We also apply for and receive upfront rebates and incentives offered by certain state and local governments and local utility companies on behalf of our customers for solar facilities installed on certain of our customers’ premises. We consider these rebates to be minimum lease payments which are generally recognized on a straight-line basis over the life of the lease term. The difference between the payments received and the revenue recognized is recorded as deferred revenue on the consolidated balance sheet.

SREC revenue arises from the sale of environmental credits generated by solar energy systems. If the solar energy systems do not generate the amount of electricity required to earn SRECs sold forward or if for any reason the electricity generated does not produce SRECs for a particular state, we may be required to make up the shortfall of SRECs through purchases on the open market or make payments of liquidated damages. SREC revenue is recorded in operating leases and incentives revenue in the period that the SRECs are delivered to third parties.

For lease pass-through structures, we monetize the ITCs associated with the systems subject to customer agreements by assigning them to the investor together with the future associated customer payments. A portion of the cash consideration received from the investor is allocated to the estimated fair value of the assigned ITCs. The estimated fair value of the ITCs is determined by applying the expected internal rate of return to the investor to the gross amount of the ITCs that may be claimed by the investor.

The ITCs are subject to recapture under the Code if the underlying solar energy systems either ceases to be a qualifying property or undergoes a change in ownership within five years of its placed in service date. The recapture amount decreases by one-fifth on the anniversary of the placed in service date, which begins upon PTO. As we have an obligation to ensure the solar energy system is in service and operational for a term of five years to avoid any recapture of the ITCs, we recognize revenue as the recapture provisions lapse provided the other revenue recognition criteria have been met. The monetized ITCs are initially recorded as deferred revenue on the consolidated balance sheet, and subsequently, one-fifth of the monetized ITCs will be recognized as operating leases and incentives revenue in the consolidated statement of operations on each anniversary of the solar energy system’s PTO date over the following five years.

Solar Energy Systems and Product Sales. For solar energy systems sold to customers, we recognize revenue, net of any applicable governmental sales taxes, when we install the solar facilities and it passes inspection by the responsible city department, provided all other revenue recognition criteria are met. The installation projects of our solar energy systems are typically completed in a short period of time. Prior to our acquisition of MEC in February 2014, we did not directly sell solar energy systems to homeowners.

Product sales revenue is recognized at the time the goods are shipped or when title is transferred. Shipping and handling fees charged to customers are included in net sales. Shipping and handling costs incurred are included in cost of sales. Total shipping and handling fees charged to customers were $2.4 million and $0.3 million and $0.5 million for the year ended December 31, 2014, and the three months ended March 31, 2014 and 2015, respectively. Taxes assessed by government authorities that are directly imposed on revenue producing transactions are excluded from product sales revenue. Prior to our acquisition of MEC in February 2014, we did not sell solar-related products to homeowners.

Impairment of Long-Lived Assets

The carrying amounts of our long-lived assets, including solar energy systems and definite-lived intangible assets, are periodically reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable or that the useful life is shorter than originally estimated. Factors that we consider in deciding when to perform an impairment review would include significant negative industry or economic trends, and significant changes or planned changes in our use of the assets. Recoverability of these assets is measured by comparison of the carrying amount of each asset to the future undiscounted cash flows the asset is expected to generate over its remaining life. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. If the useful life is shorter than originally estimated, we amortize the remaining carrying value over the new shorter useful life. No impairment of any long-lived assets was identified in 2013 or 2014.

Goodwill Impairment Analysis

Goodwill represents the excess of the purchase price of an acquired business over the fair value of the net tangible and identifiable intangible assets acquired. Our goodwill balance is a result of the acquisition of MEC in February 2014. We have determined that we operate as one reporting unit, and our goodwill is recorded at the enterprise level. We perform our annual impairment test of goodwill on October 1 of each year or whenever events or circumstances change or occur that would indicate that goodwill might be impaired. When assessing goodwill for impairment, we use qualitative and, if necessary, quantitative methods. We also consider our enterprise value and, if necessary, our discounted cash flow model, which involves assumptions and estimates, including our future financial performance, weighted-average cost of capital and interpretation of currently enacted tax laws. Circumstances that could indicate impairment and require us to perform an impairment test include a significant decline in our financial results, a significant decline in our enterprise value relative to our net book value, an unanticipated change in competition or our market share and a significant change in our strategic plans. We did not have any goodwill prior to 2014, and no impairment charges have been recorded to date.

Stock-Based Compensation

We grant stock options to our employees, including our executive officers and employee members of our board of directors, and recognize employee stock-based compensation expense based on the fair value of stock options at grant date. We estimate the fair value of stock options using the Black-Scholes option-pricing model. This model requires us to use certain estimates and assumptions such as: (i) the fair value of our common stock, which is estimated using the methodology as discussed below in Common Stock Valuation; (ii) the expected volatility of our common stock, which is based on the volatility data of a group of publicly traded peer companies in our industry; (iii) the expected terms of our stock options, which are based on the historical average vesting terms and contractual lives of our stock options; (iv) the expected dividend yield, which is 0%, as we have not paid and do not anticipate paying dividends on our common stock; and (v) the risk-free interest rates, which are based on the U.S. Treasury yield curves in effect at the grant date with maturities equal to the expected terms of the options granted. Our stock options have a contractual term of 10 years and generally vest over four years, with 25% vesting after one year and the remainder vesting monthly thereafter over 36 months. If any of the assumptions used in the Black-Scholes model changes significantly, stock-based compensation for future awards may differ materially compared with the awards granted previously.

The following table summarizes the assumptions relating to our stock options granted in 2013 and 2014:

	Year Ended December 31,		Three Months Ended March 31,
	2013	2014	2014	2015
Risk-free interest rate	0.70% – 2.06%	0.76% –2.60%	0.76% – 2.60%	N/A
Volatility	54.31% – 55.80%	37.32% – 55.80%	37.32% – 55.80%	N/A
Expected term (in years)	5.00 – 6.08	3.50 – 6.26	3.50 – 6.26	N/A
Dividend yield	0%	0%	0%	N/A

We record stock-based compensation expense net of estimated forfeitures so that expense is recorded for only those stock-based awards that we expect to vest. We estimate forfeitures based on our historical forfeiture of equity awards adjusted to reflect future changes in facts and circumstances, if any. We will revise our estimated forfeiture rate if actual forfeitures differ from our initial estimates. We record stock-based compensation expense for stock options on a straight-line basis over the vesting term.

We also granted restricted stock units (“RSUs”) to certain non-employee service providers. Certain RSUs granted to non-employees vest upon the satisfaction of both a performance-based condition and service condition. We start recognizing non-employee stock-based compensation expense on RSUs subject to performance-based conditions and service conditions when the performance conditions are met based on the fair value of our common stock at that date. We subsequently re-measure the associated expense at each reporting period until the RSUs vest or when the service condition is met.

We will continue to use judgment in evaluating the expected term, expected volatility and forfeiture rate related to our stock-based compensation on a prospective basis. As we continue to accumulate additional data related to our common stock, we may have refinements to the estimates of our expected volatility, expected terms and forfeiture rates, which could materially impact our future stock-based compensation expense as it relates to the future grants of our stock-based awards.

Common Stock Valuation

At each grant date, our board of directors intended the exercise price per share for each option grant to be not less than the per share fair value of our common stock underlying those options on each grant date.

Additionally, the common stock valuation is used to determine the total purchase consideration used in our acquisition accounting. The common stock valuations were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation. The assumptions we used in the valuation models were based on future expectations combined with management judgment. Our board of directors is comprised of a majority of non-employee directors who we believe have the relevant experience and expertise to determine the fair value of our common stock on each grant date. Following completion of this offering and so long as our common stock is publicly traded, estimates regarding the fair value of our common stock will not be necessary. In the absence of a public trading market for our common stock, our board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the common stock value as of the date of each option grant, including the following factors:

•	Contemporaneous valuations, as set forth in the chart below;

•	The prices, rights, preferences, and privileges of our preferred stock relative to those of our common stock;

•	The prices of our preferred stock sold to outside investors in arm’s-length transactions;

•	Our operating and financial performance;

•	Current business conditions and projections;

•	The market performance of comparable publicly traded companies;

•	Our history and the introduction of new products and services;

•	Our stage of development;

•	The hiring of key personnel;

•	The likelihood of achieving a liquidity event for our common stock, such as an initial public offering or sale of the company in the prevailing market conditions;

•	Any adjustment necessary to recognize a lack of marketability for our common stock;

•	Individual sales of our common stock; and

•	The U.S. and global capital market conditions.

In valuing our common stock, our board of directors determined the equity value of our business generally using the market comparable approach valuation method. When applicable, we also considered recent preferred stock offerings or sales of company stock method as a data point in our valuation method. The market comparable approach estimates equity value based on a comparison of the subject company to comparable public companies in a similar line of business. From the comparable companies, a representative market value multiple is determined which is applied to the subject company’s results of operations to estimate the value of the subject company. In our valuations, the multiple of the comparable companies was determined using a ratio of net income and market capitalization as of the valuation date. The estimated value was then discounted by a non-marketability factor due to the fact that stockholders of private companies do not have access to trading markets similar to those enjoyed by stockholders of public companies, which impacts liquidity. To determine our peer group of companies, we considered solar service providers and leasing companies. We selected those that were similar to us in size, stage of life cycle, and financial leverage.

The sales of company stock method estimates value by considering prior sales of the subject company’s equity. When considering prior sales of the company’s equity, the valuation considers the size of the equity sale, the relationship of the parties involved in the transaction, and the timing of the equity sale.

Once we determined an equity value, we utilized the probability weighted expected return method (“PWERM”) to allocate the equity value to each of our classes of stock. Under this method we analyze future values of the company based on several likely liquidity scenarios. These scenarios may include an initial public offering, a strategic sale or a merger of the company. The value of the common stock was determined for each scenario at the time of each future liquidity event and discounted back to the present using a risk-adjusted discount rate. The present values of the common stock under each scenario are then weighted based on the probability of each occurring to determine an indication of the value of the common stock. Our estimates of the fair value of our common stock are set forth below as of the indicated dates:

Valuation Date	Per Share Value
December 31, 2012	$3.19
January 24, 2014	5.88
June 30, 2014	9.40
September 30, 2014	8.24
February 28, 2015	9.17

In the case of certain grants issued in between certain valuation dates, we considered the amount of time between the valuation date and the grant date to determine whether to use the latest common stock valuation determined pursuant to one of the methods described above or a straight-line interpolation between the two valuation dates. This determination included an evaluation of whether the subsequent valuation indicated that any significant change in valuation had occurred between the previous valuation and the grant date. We used straight-line interpolation to determine the estimated fair value of our common stock for grants issued in November 2013, March 2014, April 2014, and June 2014. We determined that the straight-line interpolation provides the most reasonable basis for the valuations for the options granted on the interim dates because we did not identify any single event that occurred during this interim period that would have caused a material change in fair value. For the November 2013 grants, we determined that the most reasonable basis for the valuation of options granted was to interpolate between October 1, 2013 and January 24, 2014 because we believe that the increase in value occurred during the fourth quarter. This is due to improvements in our prospects enabled by additional completed and potential tax equity, debt and equity financings, and acquisitions.

We granted stock options with the following exercise prices between January 1, 2013 and March 31, 2015:

Grant Date	Number of Stock Options Granted	Exercise Price		Fair Value Per Share of Common Stock	Aggregate Grant Date Fair Value
February 20, 2013	1,229,736	$3.19		$3.19	$1,998,237
April 12, 2013	935,072	3.19		3.19	1,510,630
May 30, 2013	1,562	3.19		3.19	3,867
July 30, 2013	932,250	3.19		3.19	1,568,176
September 4, 2013	1,299,000	3.19		3.19	2,192,716
November 22, 2013	408,100	3.19		4.81	1,232,427
February 1, 2014	576,878	3.87-16.49	(1)	5.88	1,592,115
March 17, 2014	2,404,914	5.88		7.05	8,681,740
April 11, 2014	980,250	5.88		7.61	3,989,618
June 1, 2014	47,400	5.88		8.75	236,052
August 18, 2014	837,165	9.40		9.40	3,490,978
September 10, 2014	72,550	9.40		9.40	313,416
September 22, 2014	80,000	9.40		9.40	301,600
December 24, 2014	299,900	8.24		8.24	1,018,245

(1)	Exercise price range reflects exercise prices of stock options assumed in the MEC acquisition.

Provision for Income Taxes

We account for income taxes under an asset and liability approach. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax reporting purposes, net operating loss carryforwards and other tax credits measured by applying currently enacted tax laws. A valuation allowance is provided when necessary to reduce deferred tax assets to an amount that is more likely than not to be realized.

We sell solar energy systems to the investment funds. As the investment funds are consolidated by us, the gain on the sale of the solar energy systems is not recognized in the consolidated financial statements. However, this gain is recognized for tax reporting purposes. Since these transactions are intercompany sales for book purposes, any tax expense incurred related to these intercompany sales is deferred and recorded as a prepaid tax asset and amortized over the estimated useful life of the underlying solar energy systems which has been estimated to be 20 years.

We determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. We use a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained upon tax authority examination, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement.

Our policy is to include interest and penalties related to unrecognized tax benefits, if any, within the provision for taxes in the consolidated statements of operations.

Noncontrolling Interests and Redeemable Noncontrolling Interests

Our noncontrolling interests and redeemable noncontrolling interests represent fund investors’ interests in the net assets of certain investment funds, which we consolidate, that we have entered into in order to finance the costs of solar energy facilities under operating leases. We have determined that the provisions in the contractual arrangements of the investment funds represent substantive profit-sharing arrangements, which gives rise to the noncontrolling interests and redeemable noncontrolling interests. We have further determined that for all but one of these arrangements, the appropriate methodology for attributing income and loss to the noncontrolling interests and redeemable noncontrolling interests each period is a balance sheet approach using the HLBV method.

Attributing income and loss to the noncontrolling interests and redeemable noncontrolling interests under the HLBV method requires the use of significant assumptions to calculate the amounts that fund investors would receive upon a hypothetical liquidation. Changes in these assumptions can have a significant impact on the amount that fund investors would receive upon a hypothetical liquidation.

We classify certain noncontrolling interests with redemption features that are not solely within our control outside of permanent equity on our consolidated balance sheets. Redeemable noncontrolling interests are reported using the greater of their carrying value at each reporting date as determined by the HLBV method or their estimated redemption value in each reporting period. Estimating the redemption value of the redeemable noncontrolling interests requires the use of significant assumptions and estimates such as projected future cash flows at the time the redemption feature can be exercised. Changes in these assumptions and estimates can have a significant impact on the calculation of the redemption value.

INDUSTRY OVERVIEW

Market Opportunity

Solar power is experiencing remarkable growth across the United States and is transforming electricity generation to satisfy consumer needs. Today’s utility-based electricity system suffers from a number of critical problems related to aging infrastructure, environmental and health effects of fossil fuels such as coal and natural gas, and the volatility of global fuel prices. Solar power offers the potential to generate electricity with no polluting emissions, no depletion of natural resources, and no risks of fuel price volatility. Generating power on-site at the point of consumption, rather than centrally, eliminates the cost, complexity, interdependencies, and inefficiencies associated with transmission and distribution.

For homeowners looking to lower their energy costs or reduce their environmental footprint, the option to install a solar energy system can be an appealing yet complicated undertaking. Many cities, counties and states have interrelated and unnecessarily complicated permitting, inspection and regulatory requirements for residential solar projects that potentially discourage consumers from adopting solar. Additionally, the upfront cost of a system can be a burden to many homeowners as the prices of an average residential system run in the tens of thousands of dollars.

Historically, the growth of residential solar energy was driven by homeowners purchasing solar energy systems. Growth in the market has been driven by the advent of the residential solar service model, allowing homeowners to benefit from solar electricity without the upfront capital expense or taking on the perceived risks of solar system ownership. Additional financing alternatives such as loan products have also served to continue to expand the market. Leasing residential solar, either through purchasing power produced from a solar energy system or by set monthly lease payments, takes the complicated process of financing, permitting, and installing a solar energy system along with a complex suite of state and federal incentives and turns them into a simple service with immediate savings to homeowners. A homeowner can avoid the ongoing monitoring and periodic maintenance of a system through paying only for the energy produced from the solar energy system or leasing the system. Integrated solar service companies are able to arrange financing by aggregating large numbers of residential projects into funds which attract potential investors.

The residential solar market opportunity is both large and significantly underpenetrated. Today, residential solar has penetrated less than 1% of the 83 million single family detached homes in the United States. The total residential electricity revenues in the United States were $175 billion in 2014 and are expected to reach $208 billion by 2020. As prices of residential retail electricity increase and the cost of solar energy systems decreases, the market for residential solar will continue to expand. According to GTM Research and the Solar Energy Industries Association (“SEIA”), the residential solar energy market is expected to deploy 5,242 megawatts (MW) of installed capacity in 2020, representing a 27% compounded annual growth rate (“CAGR”) from 2014 installation levels.

Rising Utility Energy Prices

According to the U.S. Energy Information Administration (“EIA”), the average residential retail electricity price from the power grid increased at a 3.4% CAGR from 2004 to 2014. According to data from the EIA, average residential electricity prices will continue to rise, which will expand the potential market opportunity and demand by U.S. residential solar customers. As retail electricity prices increase, the number of markets for which solar energy generation becomes viable is expected to increase, and the economics of distributed solar energy will continue to improve.

Source: U.S. Energy Information Administration (“EIA”)

Declining Solar Energy System Costs

Solar energy system costs continue to decline due to decreasing hardware prices, increased installation efficiencies and lower customer acquisition costs. This has led to solar energy as a cost-effective option for customers in more markets. According to GTM Research, costs to install residential solar systems have declined 42% since 2011 and module prices have declined 80% since 2008. In 2014 alone, residential solar installation costs declined 10%. Additionally, the low cost of financing with improved tax equity rates and access to low-cost securitization and other financing products contributed to the increase in residential solar.

Policies and Incentives

The following federal, state, and local policies have also been strong factors affecting the market for distributed solar generation:

•	Federal Investment Tax Credit (“ITC”). Tax incentives have accelerated growth in U.S. solar energy system installations. Currently, business owners of solar energy systems can claim a tax credit worth 30% of the system’s eligible tax basis (or the fair market value). While the tax credit for third-party-owned systems is set to step down to 10% on January 1, 2017, we expect the impact of this reduction to be mitigated by declining costs, rising electric rates and additional sources of low-cost financing.

•	Net metering. A substantial majority of states have net metering policies whereby homeowners can offset electricity purchased from a utility by the amount of excess solar energy produced and sold to the utility. Net metering helps reduce peak electricity load and offsets the construction of new generation transmission and distribution facilities and the increased output from traditional generation facilities. According to the Database of State Incentives for Renewables and Efficiency, a substantial majority of states have net metering policies, the majority of which credit homeowners for on-site power production that exceeds on-site power demand at the retail rate. Regulators have adopted or expanded net metering policies over 150 times during the last three decades, and we are not aware of any contractions during that period.

•	Solar renewable energy certificates (“SRECs”) and other state incentives. Solar renewable energy certificates have been implemented in certain states to provide an incentive for solar capacity additions, particularly for distributed generation. States offering a market for SRECs allow utilities to meet regulations requiring minimum limits for the amount of electricity that must be generated by renewable sources. Some states specifically require a minimum amount of distributed solar energy generation while some states (e.g., Arizona, California, Massachusetts and New York) offer rebates for the installation of residential solar energy systems. In addition, certain states offer tax credits and incentives for solar energy systems that we are able to monetize. Support remains for these programs, although system costs have declined in our key markets such that we are not reliant on these incentives.

BUSINESS

Our Mission

Our mission is to provide homeowners with clean, affordable solar energy and a best-in-class customer experience. In 2007, we pioneered the residential solar service model, creating a hassle-free, low-cost solution for homeowners seeking to lower their energy bills. By removing the high initial cost and complexity that used to define the residential solar industry, we have fostered the industry’s rapid growth and exposed an enormous market opportunity. Our relentless drive to increase the accessibility of solar energy is fueled by our enduring vision: to create a planet run by the sun.

Business Overview

We provide clean, solar energy to homeowners at a significant savings to traditional utility energy. After inventing the residential solar service model and recognizing its enormous market potential, we leveraged our first-mover advantage to build out the infrastructure and capabilities necessary to rapidly acquire and serve customers in a low-cost and scalable manner. Today, our scalable operating platform provides us with a number of unique advantages. First, we are able to drive distribution by marketing our solar service offerings through multiple channels, including our diverse partner network and direct-to-consumer operations. This multi-channel model supports broad sales and installation capabilities, which together allow us to achieve capital-efficient growth. Second, we are able to provide differentiated solutions to our customers that, combined with a great customer experience, we believe will drive meaningful margin advantages for us over the long term as we strive to create the industry’s most valuable and satisfied customer base.

Our core solar service offerings are provided through our customer agreements (leases and PPAs) which provide homeowners with simple, predictable pricing for solar energy that is insulated from rising retail electricity prices. While homeowners have the option to purchase a solar energy system outright from us, most of our customers choose to buy solar as a service from us through our solar service offerings and enjoy the flexibility and savings that come from purchasing solar energy without the significant upfront investment of purchasing a solar energy system. With our solar service offerings, we install solar energy systems on our customers’ homes and sell them the solar power produced by those systems for a 20-year initial term. Most of our customers can expect to save an estimated 20% or more on their cost of electricity over that 20-year term. In addition, we monitor, maintain and insure the system at no additional cost during the term of the contract. In exchange, we receive 20 years of predictable cash flows from high credit quality customers and qualify for tax and other benefits. We finance portions of these tax benefits and cash flows through tax equity and non-recourse debt structures in order to fund our upfront costs, overhead and growth investments. We develop valuable customer relationships that can extend beyond this initial contract term and provide us an opportunity to offer additional services in the future.

Since our founding we have continued to invest in a platform of services and tools to enable large scale operations for us and our partner network. The platform incorporates processes and software automation based upon eight years of learning and investment in the dynamic residential solar market. This platform streamlines customer origination and installation and simplifies ongoing maintenance and billing. It is built with an open architecture to enable our partners to plug in and benefit from our investments. We believe our platform empowers new market entrants and smaller industry participants to profitably serve our large and underpenetrated market without making the significant investments in technology and infrastructure required to compete effectively against established industry players by improving efficiencies and driving down system-wide costs. Our platform provides the support for our multi-channel model, which drives broad customer reach and capital-efficient growth.

We are an innovator in bringing scalable new channels for customer acquisition and solar installation to market. Historically, our primary focus towards these efforts was in building out a leading, diversified partner network of solar sales and installation companies. These partners include local solar installation contractors, sales and lead generation companies and large retailers that help us acquire customers and build solar energy systems, while we own and manage the systems and the 20-year customer experience. The ecosystem we built provides broad reach, positioning us for sustained and rapid growth through a capital efficient business model. Our network of partners continues to thrive and expand today.

We have made significant investments to expand our platform capabilities, including, in 2014, direct customer acquisition, direct system installation, and fulfillment and racking capabilities. To accelerate these efforts, we acquired the residential solar business of a long-time partner, Mainstream Energy Corporation, as well as its fulfillment and racking businesses, which we refer to collectively as MEC. Throughout 2014, we integrated MEC onto the Sunrun platform to enhance the competitiveness of our existing partner network with these new capabilities. We also made significant investments to scale our acquired direct-to-consumer sales and installation business. These investments spanned digital lead acquisition capabilities, retail footprint expansion, continued sales and installation capacity growth, technology development, brand investment, new branch openings, planned technology rollouts, upcoming geographical expansions, and more. We believe that these investments are paying off, as the installed MWs delivered by our direct-to-consumer channel nearly tripled in the first quarter of 2015 versus the same period in the prior year. This growth accelerated throughout the year. In the second quarter of 2015 we expanded our platform capabilities again with the acquisition of Clean Energy Experts (CEE). CEE is a leading independent solar lead generation company, generating more than one million leads since 2013. We make these leads available for purchase to all industry participants, including Sunrun, our partners, and other solar providers. We will continue to evaluate investment and partnership opportunities to expand market reach and lower our cost structure in this dynamic and nascent market.

Delivering a differentiated customer experience is core to our strategy. We emphasize a customized solution, including a design specific to each customer’s home and pricing configurations that typically drive both customer savings and value to us. We believe that our passion for engaging our customers, developing a trusted brand, and providing a customized solar service offering resonates with our customers who are accustomed to a traditional residential power market that is often overpriced and lacking in customer choice.

We have experienced substantial growth in our business and operations since our inception in 2007. As of March 31, 2015, we operated the second largest fleet of residential solar energy systems in the United States, with approximately 79,000 customers across 13 states. We have deployed an aggregate of 430 megawatts (“MW”) as of March 31, 2015. As of March 31, 2015, our estimated nominal contracted payments remaining was approximately $1.71 billion, and our estimated retained value was $1.1 billion. For the quarter ended March 31, 2015, the average size of the solar energy systems we installed was over 7 kilowatts in production capacity. Our growth has occurred despite declining incentives. For example, California, our largest market, has grown more than 10x between 2008 and 2014 even as proceeds from California and federal incentives have declined by approximately $3.00 per watt.

We also have a long track record of attracting low-cost capital from diverse sources, including tax equity and debt investors. Since inception, we have raised tax equity investment funds to finance the installation of solar energy systems with an estimated value of $3.1 billion. Although we have been successful in raising capital, we have incurred net losses since inception and had an accumulated deficit of $76.8 million as of March 31, 2015. Our installation cost per watt for Sunrun built solar energy systems was $2.52 for the quarter ended March 31, 2015.

Our Distinctive Approach

Our goal is to attract high-quality customers with a great service at a competitive cost structure. We believe this will lead to our long-term objective of generating industry-leading cash flow from a large, happy and valuable customer base. We employ a distinctive two-pronged approach to achieve this goal: 1) ongoing investment in an open platform of services and tools to drive both broad customer reach and a competitive cost structure for us and our partners, and 2) a differentiated customer experience that attracts high-quality customers with strong unit margins that we believe create the industry’s most valuable and satisfied customer base.

Platform of Services and Tools

We have built a platform that supports a diversified value creation engine across our various channels. Our platform streamlines customer origination and installation and simplifies ongoing maintenance and customer experience. It supports our direct-to-consumer business and is open to our partners (including existing industry players and new market entrants) to plug in and benefit from our years of experience and investment. Additionally, third-party industry participants purchase from our fulfillment, racking, and customer acquisition capabilities through AEE, SnapNrack, and CEE in order to benefit from our platform’s scale.

Our platform facilitates tight process controls and a best-in-class customer experience and enables us to own and manage the ongoing customer relationship for all solar service customers originated through our partner ecosystem. This infrastructure underpins our ability to enjoy broad customer reach with a low system-wide cost structure and positions us for expansion to every market where distributed solar energy generation can offer homeowners savings versus traditional utility retail power. We will continue to invest in the infrastructure to improve our marginal costs, and drive a competitive cost structure for both Sunrun and partners.

Key elements of the platform include:

•	Brand: We have invested to develop a strong brand presence that benefits both our partners and us. We believe that our continuing investments in our brand will help expand our reach and reduce our cost to find and sell to new customers in both our direct and partner business. In addition, our growing reputation as a choice solar service provider increases the attractiveness of our platform for new and existing partners. Our sales and installation partners are able to leverage our brand to provide services under the Sunrun name.

•	Acquisition Marketing. Our significant investments in the development of leading acquisition marketing capabilities underpins our ability to drive continued cost-effective growth for both Sunrun and partners. In the second quarter of 2015 we acquired a leading independent solar lead generation company, Clean Energy Experts (CEE). CEE generated more than one million leads since 2013 through its proprietary platform. The vast majority of qualified leads were sold at auction to third-party solar companies, including some of the industry’s largest developers. CEE’s auctions remain open to all industry participants, including Sunrun, our partners, and other solar providers.

•	Technology Suite. BrightPath, our end-to-end software suite, supports both our direct-to-consumer and partner channels and is designed to enable us to manage every aspect of our customers’ experience in a scalable manner. BrightPath evaluates thousands of design options in minutes, taking into account energy production, efficiency, shading, bill of materials, system cost and pricing offers before generating a customized solar design and proposed financial terms for each home we quote. BrightPath will enable us to uniquely deliver customized solutions that drive strong unit economics.

•	Operational Process Excellence. Over our eight-year operating history, we have refined the key processes required to provide a great service at a competitive cost structure. This process excellence includes our sales and installation best practices, which we refine internally and share with partners through our dedicated training and partner management teams. The sales and installation process is only the start of our long-term customer relationship as we continue our customer relationship through ongoing electricity production, system monitoring and maintenance. As of March 31, 2015, we have executed thousands of home transfers, answered thousands of customer inquiries, analyzed hundreds of thousands of potential customer homes, collected approximately 99% of all billings due, and generated approximately 994 GWh of electricity, avoiding an estimated 1.6 billion pounds of CO2 emissions. We are constantly working to optimize and automate these operational efforts as we scale.

•	Fulfillment and Racking. Our fulfillment business, AEE, provides our direct-to-consumer business as well as more than 1,300 solar installers and other resellers across the United States with access to modules, inverters, racking and other solar components. The insights gained from AEE’s installers (and potential future partners) help inform our expansion strategy and new partner selection process. In addition, we design and manufacture industry-leading racking technology with our SnapNrack solution, enabling fast, safe, and beautiful solar installations. Our fulfillment and SnapNrack solutions enable us and our partners to realize the advantages of our purchasing power and innovative racking technologies. SnapNrack has recently completed the design of SnapNrack InvisiLight, a mounting solution that eliminates rails in system installation, which is designed to reduce material and labor costs while providing fast, safe and beautiful installations. InvisiLight is expected to be released in 2015.

•	Uninterrupted Project Finance and Asset Management. Our ability to consistently raise low-cost tax equity and debt financing benefits us, our partners and consumers. Our partners benefit because we use our financing to pay them for the origination of customers for our solar service offerings, procurement and installation of solar energy systems. Our ability to draw on such commitments from investors is contingent on various conditions being satisfied in our tax equity and debt financing agreements.

We have the unique capability to reach customers through multiple channels because our platform is robust, nimble, and open to partners. We currently go to market through our direct-to-consumer channel, our solar partner channel who originate customers for our solar service offerings and procure and install solar energy systems on our behalf, and a growing set of strategic relationships with recognized non-solar brands. In this underpenetrated market, we have experienced very limited channel conflict. Less than 5% of all potential customers receiving a proposal from Sunrun or one of our solar partners in 2014 received competing proposals from within the Sunrun network. In addition, our platform empowers partners, including top-tier retail operations, service partners, solar integrators, local entrepreneurs, and potential new market entrants to profitably provide our solar service offerings to their customers without incurring the significant investments necessary to compete with established industry players. We believe that this nascent and attractive market will continue to attract talented entrepreneurs and sophisticated adjacent industry players to the Sunrun ecosystem. Finally, our platform provides flexibility in our expansion strategy by allowing us to combine partner and direct-to-consumer investments in any particular geography as market conditions change.

We believe that these key elements of our open platform provide us with the following competitive advantages:

•	Reach and Scalability. Our goal is to make solar a mainstream energy source. Doing so requires that we provide customers with ubiquitous and seamless access to our solar service offerings. Our multi-channel approach enables broad market coverage with little channel conflict. Today, we estimate that 90% of the populations in our largest markets, California and Hawaii, live within 30 miles of one of our more than 140 direct and partner locations. Our ability to rapidly onboard new partners and build out our direct-to-consumer efforts positions us for fast expansion to every market where distributed solar energy generation can offer homeowners savings versus traditional utility power. Finally, by combining our direct efforts and the specialization of our various partners in the Sunrun ecosystem, we are positioned for low-cost growth including attractive customer acquisition costs and efficient execution.

•	Competitive Cost Structure. Our platform investments are designed to support a competitive cost structure for both partners and our direct-to-consumer channels. We have invested heavily in areas that benefit from economies of scale, such as technology, customer servicing, marketing, training, and procurement. We partner strategically in areas that often enjoy fewer scale advantages, such as local installation and customer acquisition. We believe our platform empowers partners to profitably serve the market without making significant investments in technology and infrastructure. As a result, our partners can operate at a lower cost structure and/or at higher margins than they would on their own. Finally, we expect the significant investments we made in 2014 to build out the capacity of our direct-to-consumer business to support further economies of scale in the future.

•	Capital Efficiency. Competing in the residential solar industry can require significant capital investment. Our multi-channel approach and open platform allow us to leverage our investment spend and grow in a capital efficient way as we share the benefits of our investment with our partners. This arrangement offers us the benefits of vertical integration without the significant investment required to scale a purely direct-to-consumer model. While we deploy our direct-to-consumer channel alongside our partners in markets where the long-term opportunity justifies the fixed-cost investment, we benefit from our partners’ investment and experience when evaluating, entering, and expanding into new markets. As solar becomes compelling in more geographies, we are able to enter through selected partnerships without having to make significant upfront investments of time and capital. Accordingly, as of March 31, 2015 we had amassed $1.1 billion in estimated retained value, while only having raised $306 million in equity capital.

Differentiated Customer Experience

Our differentiated customer acquisition strategy attracts a large group of high-quality customers with strong unit margin.

We are building a brand based on best-in-class solar service offerings and customer experience at competitive prices. Our solar service is powered by what we believe to be the industry’s most customer-friendly features, including a leading performance guarantee and roof warranty. We provide our customers with tailored system design and customizable pricing for each home. Our significant investment in technology and analytics allows us to provide these benefits to customers through our direct-to-consumer channel and through our partners without compromising speed and efficiency in the sales process. Through our trust-based and consultative sales approach, we educate potential customers about the savings and other benefits of our solar service. We believe that our strategy of providing a leading solar service at competitive prices through a high-quality sales process sets us apart and drives low customer acquisition costs through new customer referrals.

We believe that our differentiated customer experience positions us to realize favorable economic and operational outcomes over the long term. We have engineered our customizable pricing and system design capabilities to offer all target homeowners a competitive service while uniquely attracting high-quality customers—those who realize enhanced savings at attractive unit margins to Sunrun. Through BrightPath, we are able to use high-resolution, site-specific data to provide customers that have favorable home characteristics (such as roofs that allow for easy installation, high electricity consumption, or low shading) with below-market pricing. Even within the same neighborhood, site-specific characteristics drive dramatic variability in the revenue and cost profiles—and thus unit margin potential—of each home. For example, a common variance of just 100 kWh / kW (or approximately 7%) of a typical system’s annual production can impact nominal contract value of a system by approximately $1,800. There are also many costs that are more appropriately applied per home rather than per watt, which makes homes with larger systems more cost effective. As compared to competitors, we believe this strategy has created a customer base with larger, more productive and more valuable systems. We believe that this strategy leads to creating the industry’s most valuable and satisfied customer base.

Over time, we believe the accumulation of proprietary pricing and system performance data in BrightPath will enable us to continue to improve our site assessment capabilities to deliver accurate and compelling pricing to an increasing number of customers. As the market develops, we believe that our ability to identify homes with leading unit-margin potential and provide market-leading pricing for these customers will become a prominent competitive advantage.

We focus our resources on markets with high electricity rates, favorable policy environments, and other characteristics that allow for low operational costs and favorable unit margins. As a result of this customer targeting and market selection, we generated an average nominal contract value of more than $35,000 per customer agreement sold in the quarter ending March 31, 2015. We believe that our distinctive approach will create a higher quality portfolio of solar energy assets that create significant value for our customers while generating reliable cash flow to us over time.

Our Strengths

We believe the following strengths will help position us to drive the mass adoption of residential solar in a manner that maximizes the value of our growing customer base over the long term:

•	Platform of Services and Tools. We have built a platform that supports a diversified value creation engine. This infrastructure underpins our ability to enjoy broad customer reach with a low system-wide cost structure and positions us for expansion to every market where distributed solar energy generation can offer homeowners savings versus traditional utility retail power.

•	Differentiated Customer Experience. We strive to create a leading customer offering and experience. We do this through various methods: customer-friendly solar service features; tailored designs and customizable pricing for each homeowner; a highly consultative sales process; and a focus on customer savings. This differentiated customer acquisition strategy attracts a large group of high-quality customers who support strong unit margins.

•	Proven Execution. Since we pioneered the residential solar service industry in 2007, we have built a track record of successful execution. We have established meaningful scale in residential solar to provide streamlined customer origination and installation and simplify ongoing maintenance and management of the customer experience for us and our partners. As of March 31, 2015, we had deployed 430 MW of residential systems, created $1.1 billion of estimated retained value, and executed thousands of service transfers (usually when our customers move). For the quarter ended March 31, 2015, each day, we installed an average of $2 million worth of solar systems. We intend to leverage our extensive experience in solar service offerings through our partner channels in our newer direct-to-consumer business.

•	Proven Access to Capital. To date, we have raised $1.5 billion in tax equity to fund the installation of solar energy systems with an estimated value of $3.1 billion. We have raised numerous investment funds—including 17 from repeat investors. Our capital providers rely on our ability to generate a diverse pool of high-quality 20-year customer agreements, build systems in a timely manner, and maintain performance in our growing fleet of tens of thousands of solar energy systems. Although we have been successful in raising capital, we have incurred net losses since inception and had an accumulated deficit of $76.8 million as of March 31, 2015.

•	Policy and Regulatory Leadership. Residential electricity, including solar, is highly regulated at multiple levels of government. We are dedicated to advancing solar-friendly policies throughout the country. We co-founded The Alliance for Solar Choice (“TASC”), which leads the national advocacy for rooftop solar and has led the industry to numerous favorable regulatory and legislative verdicts. Our capital light market entry and exit capabilities through our partner network allow us to be nimble enough to quickly benefit from regulatory opportunities and avoid regulatory-caused market disruptions. We will continue to focus on the key regulatory and legislative threats to consumer choice as we promote a policy framework that will be beneficial to homeowners and the environment.

•	Industry Pioneering Management Team. Our founders, Lynn Jurich and Edward Fenster, pioneered solar as a service in 2007 and have grown our business to serve approximately 79,000 customers as of March 31, 2015. We have assembled an executive management team with over 100 years of combined experience leading successful growth businesses and public companies in both energy and consumer-facing industries while bringing extensive functional experience in sales, marketing, project finance, legal, and public policy to help drive the mass adoption of residential solar.

Our Strategy

We will continue to focus on our distinctive approach—building an open platform of services and tools and delivering a differentiated customer experience—to achieve our goal of generating industry-leading cash flow from a large, happy customer base. The following are key elements of our strategy:

•	Grow Our Direct-to-Consumer Presence. We will continue to invest in and expand our direct-to-consumer channel, which enables us to reach homeowners and install systems using dedicated Sunrun personnel. Our direct-to-consumer strategy includes referrals, phone outreach, online sales, retail presence and direct-to-home sales. We plan to continue to invest in direct response methods in which customers can transact directly over the phone or in-store through our retailer partnerships, all as part of our ongoing efforts to drive lower customer acquisition costs. By managing the entire process from sales to installation to ongoing monitoring, we are well positioned to create value by pursuing attractive markets, driving cost savings and leveraging best practices across our partner network.

•	Expand Our Partnerships with Solar Partners, Strategic Partners, and Attractive New Market Participants. Our open platform of services and tools allows us to engage with a wide variety of solar industry partners, as well as new industry participants such as retailers and service providers who would like to cost-effectively offer solar to new and existing customers. We will continue to invest in our ability to attract, convert, grow, and retain promising partners in order to facilitate capital-efficient growth.

•	Continue to Invest in Our Platform. We plan to continue to invest in and develop complementary software, services and technologies to enhance the scalability of our platform and support a low system-wide cost structure. We will continue to make significant investments in automating the end-to-end solar process through improved workflow management, electronic site-audit, and electronic permitting capabilities.

•	Continue to Deliver a Differentiated Customer Experience. We will continue to sell customer-friendly solar service offerings with customized configurations and pricing. We believe that our increasing set of proprietary pricing and system performance data in BrightPath will enable us to deliver accurate and compelling pricing to an increasing number of customers at attractive margins to us. By combining our reach across multiple sales and installation channels with our technology-enabled customizable pricing, we believe that we position ourselves to optimize our market opportunity.

•	Expand Our Geographic Footprint. We believe the market for residential solar remains significantly underpenetrated. We expect that significant expansion opportunities will emerge as our costs decline, making our offering compelling in new regions. We intend to leverage our versatile, scalable platform and unique multi-channel approach to expand into new markets as the economics for residential solar become more compelling.

•	Offer New Products and Services. We will continue to innovate and expand our product and service offerings to homeowners. For example, we are currently piloting a combined solar and battery service. Battery technologies will serve to reduce demands on the existing energy distribution infrastructure by retaining the energy at the location of generation and use. We believe that innovative offerings such as this will be compelling to many solar customers and will further disrupt the residential energy market.

Our Multi-Channel Capabilities

Our unique, multi-channel capabilities offer consumers a compelling solar service through scalable, cost-effective and consumer-friendly channels. Homeowners can access our products through three channels: direct-to-consumer, solar partnerships, and strategic partnerships.

Direct-to-Consumer

We sell solar service offerings and install solar energy systems for homeowners through our direct-to-consumer channel. We also sell and install solar energy systems for cash through our direct-to-consumer channel. This channel consists of an online lead-generation function, a telesales and field sales team, a direct-to-home sales force, a retail sales team and an industry-leading installation organization. After investing throughout the year to scale-up this business, customer growth more than doubled as of the end of 2014 versus the same period in the prior year, before MEC was acquired by Sunrun.

Solar Partnerships

We contract with more than 40 diverse solar organizations that act as either exclusive or non-exclusive (depending on the terms of their contract with us) distributors of our solar service offerings and subcontractors for the installation of the related solar energy systems. Because of our commitment to our solar partners and our vested interest in their success, we refer to them as our “solar partners,” although the actual legal relationship is that of an independent contractor. These partners are compensated on a per customer or per solar energy system basis for the work they perform. They are not entitled to any portion of the ongoing payments that we receive from our customers pursuant to our solar service offerings. Due to our high quality standards, we accept a small minority of partners that express interest in our platform. We train all partners extensively to uphold our brand, customer experience, and quality standards, and empower partners with dedicated Sunrun account representatives. Our solar partners include:

•	Solar integrators: trained and trusted partners who originate customers for our solar service offerings and procure and install the solar energy systems on our customers’ homes on our behalf as our subcontractors. Partnerships with solar integrators allow us to expand our brand, quickly enter new markets, and drive capital-efficient growth. We compensate our solar integrators on a per solar energy system basis for the sales and installation work they perform for us.

•	Sales partners: sales and lead generation partners who provide us with high-quality leads and customers at competitive prices. We compensate our sales partners on a per customer basis for the sales and lead-generation services they perform for us.

•	Installation partners: trusted installation partners who procure and install a subset of our solar energy systems as our subcontractors and allow us to more efficiently deploy a mix of in-house and outsourced installation capabilities. We compensate our installation partners on a per solar energy system basis for the procurement of materials and installation work they perform for us.

Our ability to connect specialized sales and installation firms on a single platform, which we license to our solar partners at no cost, allows us to enjoy the benefits of vertical integration without the additional fixed cost structure. This creates margin opportunities, system efficiencies and benefits from network effects in matching these ecosystem participants. In 2014, we delivered customer growth of over 50% compared to 2013 through our solar partnerships.

Strategic Partnerships

Our strategic partnerships encompass relationships with new market entrants not previously engaged in solar, including cable, consumer marketing, retail, and specialized energy retail companies. Our strategic partners find the residential solar market attractive but recognize that significant barriers to entry make partnership the preferred method to reach solar homeowners. Through these strategic arrangements, we typically market our solar service offerings to the strategic partner’s customer base and install the solar energy system directly or through one of our solar partners. We manage the customer experience and retain the value of the economic relationship through the term of the homeowner’s contract and potential renewal period. We have executed strategic partnerships in competitive processes that give us access to millions of potential customers. As our industry grows, we believe that our unique platform and deep partnership experience position us to be the partner of choice for new market entrants. We believe that these broad strategic relationships will help us drive down our customer acquisition costs and make solar accessible to even more homeowners.

The combination of direct-to-consumer, solar partnerships and strategic partnerships offers distinct advantages. The direct-to-consumer channel allows us to scale rapidly, drive incremental unit costs down over the long term, and refine operational processes to share with our partners. Our solar partnerships and strategic partnerships enable nimble market entry and exit, while allowing for capital efficient growth. Together, this multi-channel strategy supported by our open platform allows us to reach more customers with our leading solar service without compromising our ability to provide exceptional customer service.

Case Studies

Solar Integrator

•	In the fourth quarter of 2012, a small solar integrator decided to switch to Sunrun from a competitor after experiencing relatively flat growth in the prior year. Over the next two years, the number of sales we created together increased at a compounded rate of 34.4% each quarter. By the fourth quarter of 2014, the partner recorded sales with Sunrun that were more than 10 times the rate at which they were selling when they joined our platform. Our platform helped accelerate the partner’s growth through benefits such as: an integrated marketing campaign, customized sales training, installation process improvements and best-practice sharing. As the partner has integrated these resources and capacities, the quality of their sales process has improved even as their growth has accelerated, as measured by reduced cancellation rates since they first joined our platform.

Sales- and Lead- Generation Organization

•	In the third quarter of 2014, we were approached by certain experienced direct-to-home sales leaders. These sales leaders expressed interest in starting their own solar door-to-door sales company, and recognized the need to partner with an organization that would bring the brand, project finance, installation, and technology expertise necessary to succeed. Out of many potential partners, the sales leaders selected us and quickly plugged into the Sunrun platform. Within one quarter the partner had gone from a standing start to originating up to 250 customers each month, with attractive sales costs and low cancellation rates.

Customer Agreements

Since we were founded in 2007, we have been selling solar energy to residential customers at prices typically below utility rates through a variety of offerings, most commonly through our leases and power purchase agreements which we refer to as our “customer agreements.” Our two forms of customer agreements work the same way economically and have substantially the same contractual terms. However, under our lease agreements, customers lease their solar energy systems from us, while under our power purchase agreements, customers purchase the power produced by the solar energy system. Either directly or through a partner, we construct a solar energy system on a customer’s home and sell the electricity generated by the system at set prices through customer agreements which typically have an initial term of 20 years. Rates for both forms of our customer agreements can be fixed for the duration of the contract or escalated at a pre-determined percentage annually. Customers have a right to cancel their customer agreement with us under the following circumstances: (i) for any reason during the 10 day period after signing the customer agreement, (ii) if, at any time, the terms of the customer agreement are materially modified by us or (iii) after 180 days of signing the customer agreement, if installation of their solar energy system has not begun, provided the delay in installation is not caused by the customer. Customers can also choose to purchase the solar energy system from us rather than purchase the power generated by the system. Upon installation, a system is interconnected to the local utility grid. The home’s energy usage is provided by the solar energy system with any additional energy needs provided by the local utility.

Through the use of a bi-directional utility net meter, any excess solar energy that is not immediately used by our customers is exported to the utility grid, and the customer receives a credit for this excess power from their utility to offset future usage.

Although many of our homeowners choose to pay little to nothing upfront and instead receive a monthly bill, some customers choose to prepay for some or all of the electricity produced by their systems, thereby reducing their monthly bill. The amount of an upfront payment is customized for each customer and typically ranges from $0 to $3,000 for customers paying monthly. Customers may also choose to fully prepay their 20-year contracts, and the average cost of these prepaid contracts is approximately $16,000. The prepayment amount is based on the estimated amount of the solar energy system’s output over the 20-year term of the customer agreement. If the estimated production of the solar energy system is less than the actual production for a given year after the first full year of the agreement, prepaid customers are refunded the difference at the end of each such year. If the solar energy system’s energy production is in excess of the estimate, we allow customers to keep the excess energy at no charge. After the initial term of the customer agreement, customers have the option to renew their contracts for the remaining life of the solar energy system typically at a 10% discount to then-prevailing power prices, to purchase the system from us at its fair market value, or have us remove the system.

Regardless of the type of customer agreement our customers choose, we operate the system and agree to monitor and maintain it in good condition at no cost to the customer. We offer an industry-leading performance guarantee to ensure that our customers are receiving the energy they expect at the price they expect. Our customers also receive a five-year warranty for roof penetration for our partner-built systems and a ten-year warranty for systems built directly by us.

If a customer sells their home, the customer has the right to purchase the system or assign their customer agreement to the new homeowner, provided the new homeowner meets our credit requirements and agrees to be bound by the terms and conditions of the agreement. In connection with this service transfer, the customer may prepay all or a portion of the remaining payments due under the customer agreement to lower the monthly rate to be paid by the new homeowner. The amount of this prepayment may be reflected in the sales price of the home. If the customer fails to purchase the system or assign the agreement to a new owner, we may negotiate an agreement directly with the new homeowner on modified terms and/or look to the original customer for any past due or lost payments. We have completed thousands of service transfers and, from inception through March 31, 2015, the aggregate expected net present value of the customer agreements once assigned represented approximately 99% of what it was prior to assignment.

Sales and Marketing

We sell our solar energy offerings through a scalable sales organization using both a direct-to-consumer approach across online and offline channels and a diverse partner network of approximately 40 integrated partners that originate and/or install our systems. We market and sell our products using direct channels, partner channels, mass media, digital media, canvassing, referral, retail, and field marketing. We sell to homeowners over the phone, in the field through canvassing and in-home sales and through retail sales channels through our strategic partners. We also partner with sales-only organizations that focus on direct-to-consumer marketing and sales on our behalf, typically with a Sunrun-branded offering at point of sale, which further increases our brand and reach. We believe that a customized, homeowner-focused selling process is important before, during and after the sale of our solar services.

Our direct and partner sales teams participate in a comprehensive training program so we can deliver a uniform sales experience to our customers. We maintain quality through on-going evaluations of our direct sales teams as well as quarterly performance evaluations of our partners. We train our sales team on sales techniques and applicable laws and regulations and train them to customize their consultative presentation according to the individual homeowner, based on guidelines and principles outlined in our training materials. We are able to provide our sales team with real-time data and pricing tools through our proprietary technology which is designed to generate a tailored product offering with optimized pricing based on the actual characteristics of a homeowner’s home, including roof characteristics and shading, as well as actual energy usage. This allows our sales team to differentially price homes in the same geographic region quickly and effectively.

Technology Suite

BrightPath is an innovative, end-to-end software platform designed to manage every aspect of a residential solar project. In addition to providing our sales platform, BrightPath’s features also include the following capabilities some of which are planned for roll-out in the near future:

•	SolarStation: Sunrun SolarStation delivers an interactive retail experience for homeowners to obtain an estimate of their savings with solar and provides an opportunity for homeowners to purchase in-store. Homeowners can use a touch-based interface to customize a solar energy system for their home, select pricing options and receive a proposal ready for electronic signature. Powered by the BrightPath platform, the SolarStation reduces the time and cost of customer acquisition.

•	Workflow Management: To support our acquisition of the installation business of MEC, we expect to launch Sunrun Workflow Management in the near future. Workflow Management tracks solar projects from customer signature through order management, installation and customer experience. Workflow Management will support our new direct-to-consumer efforts by offering a centralized way to manage every phase and task in the post-sale fulfillment process and will allow us to automate handovers and approvals, drive labor efficiency through auto-scheduling and reduce overall cycle time.

•	Audit and Permit: Audit streamlines the site audit and verification process with a mobile-friendly application used by site technicians in the field to survey the customer’s home and validate in real time that the sold system is appropriately tailored to the customer’s roof and process change orders on-site. Expected to launch in the near future, Permit will utilize the detailed information gathered through Audit to auto-generate and complete submission-ready permit sets to reduce cycle time.

•	Fleet Management: Fleet Management monitors energy production and servicing for our fleet of solar energy systems. Fleet Management uses advanced performance algorithms to identify system underperformance and failures and estimates probable causes. The integrated and automated alert system allows us to efficiently deploy our field service team. We also use the data from Fleet Management to provide customers with information about their home’s energy generation on mySunrun.

•	mySunrun: mySunrun is our online customer engagement platform. Customers can view their energy generation, pay their bills, contact our customer service team, assess their positive environmental impact, make referrals and share this information on social networks.

Customer Service and Operations

We have made significant investments to create a platform of services and tools that addresses customer origination, system design and installation, performance monitoring, billing, collections and general customer support. Before a sales representative conducts a consultation, homeowners are pre-qualified based on a preliminary evaluation which considers a homeowner’s credit, home ownership, electricity usage and suitability of the roof based on age, condition, shading and pitch. Once a homeowner is pre-qualified, all necessary data is collected so we can generate a proposal to present to the homeowner. If a homeowner is interested in moving forward, we generate a customer contract for electronic execution. This contract then undergoes a final review and verification of credit before it is countersigned.

Once an agreement is fully executed, the installer (whether us or a partner) performs a site audit at the home to inspect the roof and measure shading. This audit is followed by a final system design plan and an application for any required building permits. The plans are reviewed by us to ensure they conform to the executed contract or to process a change order if required. A second production estimate is generated at this time and if the expected energy production exceeds or falls below the original estimate by certain thresholds, the homeowner agreement is modified accordingly.

In order to reduce installation costs and operational risk, we have defined design and installation quality standards designed to ensure that homeowners receive a quality product, regardless of who installs the system. Every month, we review at least 5% of recently built systems using inspections completed by a third party on our behalf. Inspection results are reviewed by us and also shared with the relevant installation partners on a monthly basis.

Our homeowners generally only pay for the actual electricity produced by their systems. We measure production with a meter located at the customer’s home. Each meter is integrated with a wireless communication device that transmits data to us through the local cellular network, and we use this data to monitor and assess performance and identify any underperformance and maintenance issues. Customers can access their energy production data through our customer website, which we call the mySunrun portal. If a system requires maintenance, we or a partner or dedicated service-only contractor will visit the customer’s home and perform any necessary repairs or maintenance at no additional cost to the customer.

Suppliers

The main components of a residential solar energy system are the solar panels, inverters and racking systems. We generally purchase the components for our direct installation business from select manufacturers. As of March 31, 2015, our primary solar panel supplier was REC Group and our primary inverter supplier was ABB Group. In February 2014, we acquired MEC, as well as its fulfillment business, AEE Solar, and its racking business, SnapNrack. We believe that our racking system will be able to meet all of our racking needs for the foreseeable future and is an additional offering to our partner network. Our acquisition of AEE also provides us with fulfillment capabilities in all 50 states.

We maintain a running list of approved suppliers we can rely on if any of our contracted sources for panels, inverters or other components became unavailable. If we fail to develop, maintain and expand our relationships with these or other suppliers, our ability to meet anticipated demand for our solar energy systems may be adversely affected, or we may only be able to offer our systems at higher costs or after delays. If one or more of the suppliers that we rely upon to meet anticipated demand ceases or reduces production due to its financial condition, acquisition by a competitor or otherwise, it may be difficult to quickly identify alternate suppliers or to qualify alternative products on commercially reasonable terms, and our ability to satisfy this demand may be adversely affected.

We screen all suppliers and components based on expected cost, reliability, warranty coverage, ease of installation and other factors. We typically enter into master contract arrangements with our major suppliers that define the general terms and conditions of our purchases, including warranties, product specifications, indemnities, delivery and other customary terms. We typically purchase solar panels and inverters from time to time from our suppliers at then-prevailing prices pursuant to purchase orders issued under our master contract arrangements.

The declining cost of solar panels and the raw materials necessary to manufacture them has been a key driver in the prices we charge for electricity and homeowner adoption of solar energy. According to industry experts, solar panel and raw material prices are not expected to continue to decline at the same rate as they have over the past several years. The resulting prices could slow our growth and cause our financial results to suffer. If we are required to pay higher prices for our supplies, accept less favorable terms, or purchase solar panels or other system components from alternative, higher-priced sources, our financial results may be adversely affected.

We generally source the other products related to our solar energy systems, such as fasteners, wiring and electrical fittings, through a variety of distributors.

We currently provide solar energy services in Arizona, California, Delaware, Colorado, Connecticut, Hawaii, Maryland, Massachusetts, Nevada, New Hampshire, New Jersey, New York, Oregon, Pennsylvania and South Carolina, as well as the District of Columbia. Our corporate headquarters are located in San Francisco, California. We manage inventory through our local warehouses and maintain a fleet of more than 400 owned and leased vehicles, including forklifts and construction vehicles, to support our installers and operations.

Competition

We believe that our primary competitors are the traditional utilities that supply electricity to our potential customers. We compete with these traditional utilities primarily based on price (cents per kilowatt hour), predictability of future prices (by providing pre-determined annual price escalations) and the ease by which homeowners can switch to electricity generated by our solar energy systems. We believe that we compete favorably with traditional utilities based on these factors in the states where we offer our solar services.

We also compete with companies that are not regulated like traditional utilities but that have access to the traditional utility electricity transmission and distribution infrastructure pursuant to state and local pro-competitive and consumer choice policies and with solar companies with business models that are similar to ours. We believe that we compete favorably with these companies based on our unique multi-channel approach and differentiated customer experience.

We also face competition from purely finance-driven organizations that acquire homeowners and then subcontract out the installation of solar energy systems, from installation businesses that seek financing from external parties, from large construction companies and utilities and from sophisticated electrical and roofing companies. At the same time, our open platform provides opportunities for these competitors to become our partners, and we believe our open platform offers these new market participants a cost effective way to enter the market and compelling process, technology and supply chain services over the long term.

Research and Development

We believe continued investment in research and development is an important component of our on-going efforts to improve and expand our platform of services and tools. Our research and development expenses were $10.0 million in 2013 and $8.4 million in 2014. These expenses include costs related to the development, maintenance and research associated with our BrightPath software and our SnapNrack racking equipment. We also capitalized additional costs of $1.9 million in 2013 and $7.3 million in 2014 associated with our software, including BrightPath.

Intellectual Property

We seek to protect our intellectual property rights by relying on federal, state and common law rights in the United States and other countries, as well as contractual restrictions. We generally enter into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with other third parties, in order to limit access to, and disclosure and use of, our confidential information and proprietary technology. In addition to these contractual arrangements, we also rely on a combination of trademarks, trade dress, domain names, copyrights, trade secrets and patents to help protect our brand and our other intellectual property.

As of March 31, 2015, we had nine issued patents and 23 filed patent applications in the United States and foreign countries relating to a variety of aspects of our solar solutions. Our issued United States patents will expire 20 years from their respective filing dates, with the earliest expiring in 2029. We intend to file additional patent applications as we innovate through our research and development efforts.

We may be unable to obtain patent or trademark protection for our technologies and brands, and our existing patents and trademarks, and any patents or trademarks that may be issued in the future, may not provide us with competitive advantages or distinguish our products and services from those of our competitors. In addition, any patents and trademarks may be contested, circumvented or found unenforceable or invalid, and we may not be able to prevent third parties from infringing, diluting or otherwise violating them.

Government Regulation and Incentives

Government Regulation

Although we are not regulated as a public utility in the United States under applicable national, state or other local regulatory regimes where we conduct business, we compete primarily with regulated utilities. As a result, we have developed and are committed to maintaining a policy team to focus on the key regulatory and legislative issues impacting the entire industry. We plan to continue to invest in building out our team to shape the dialogue and promote a policy framework that will be beneficial to homeowners and the environment and fair to energy providers and grid operators. We believe these efforts help us better navigate local markets through relationships with key stakeholders and facilitate a deep understanding of the regional policy environment.

To operate our systems we obtain interconnection permission from the applicable local primary electric utility. Depending on the size of the solar energy system and local law requirements, interconnection permission is provided by the local utility and us and/or our homeowners. In almost all cases, interconnection permissions are issued on the basis of a standard process that has been pre-approved by the local public utility commission or other regulatory body with jurisdiction over net metering policies. As such, no additional regulatory approvals are required once interconnection permission is given.

Our operations are subject to stringent and complex federal, state and local laws, including regulations governing the occupational health and safety of our employees and wage regulations. For example, we are subject to the requirements of the federal Occupational Safety and Health Act, as amended (“OSHA”), the U.S. Department of Transportation (“DOT”), and comparable state laws that protect and regulate employee health and safety.

Government Incentives

Federal, state and local government bodies provide incentives to owners, distributors, system integrators and manufacturers of solar energy systems to promote solar energy in the form of rebates, tax credits and other financial incentives such as system performance payments, payments for renewable energy credits associated with renewable energy generation and exclusion of solar energy systems from property tax assessments. These incentives enable us to lower the price we charge homeowners for energy from, and to lease, our solar energy systems, helping to catalyze homeowner acceptance of solar energy as an alternative to utility-provided power.

The federal government currently offers a 30% investment tax credit under Section 48(a) of the Internal Revenue Code (“Commercial ITC”), for the installation of certain solar power facilities owned for business purposes until December 31, 2016. The depreciable basis of a solar facility is also reduced by 50% of the tax credit claimed. Without a change in law, this tax credit is scheduled to decrease to 10% on January 1, 2017, and we expect the reduction in the Commercial ITC negatively to impact the economics of distributed solar energy systems provided under operating customer agreements. Similarly, the federal government currently offers a 30% investment tax credit under Section 25D of the Internal Revenue Code (“Individual ITC”), for the installation of certain solar power facilities owned by individuals until December 31, 2016. Without a change in law, this tax credit is scheduled to expire on January 1, 2017, and we expect the elimination of this tax credit negatively to impact the economics of distributed solar energy systems purchased by homeowners or provided under capital leases or loans. Without a change in law, the asymmetric reduction in the ITC would likely result in a greater share of distributed solar energy systems being provided under operating lease or power purchase agreement structures than sold outright or provided under capital leases.

Solar energy systems that began construction or satisfied a safe harbor by incurring eligible project costs prior to the end of 2011 were eligible to receive a 30% federal cash grant paid by the U.S. Treasury Department under Section 1603 of the American Recovery and Reinvestment Act of 2009, or the U.S. Treasury grant, in lieu of the ITC. While we have received U.S. Treasury grants with respect to some of the solar energy systems that we have installed in the past, with limited exceptions, the U.S. Treasury grant program has ended, and we do not expect to receive U.S. Treasury grants in the future.

The economics of purchasing a solar energy system are also improved by eligibility for accelerated depreciation according to an accelerated schedule set forth by the Internal Revenue Service. Although many market participants find the value of accelerated depreciation to be slight in an environment of exceptionally low interest rates, this rule creates a valuable tax benefit in times of higher interest rates that reduces the overall cost of the solar energy system and increases the return on investment.

More than half of the states, and many local jurisdictions, have established property tax incentives for renewable energy systems that include exemptions, exclusions, abatements and credits. Many states also have adopted procurement requirements for renewable energy production. Twenty-nine states and the District of Columbia have adopted a renewable portfolio standard (and nine other states have some voluntary goal) that requires regulated utilities to procure a specified percentage of total electricity delivered in the state from eligible renewable energy sources, such as solar energy systems, by a specified date. To prove compliance with such mandates, utilities must surrender renewable energy certificates or SRECs to the applicable authority. Solar energy system owners such as our investment funds often are able to sell SRECs to utilities directly or in SREC markets.

While there are numerous federal, state and local government incentives that benefit our business, some adverse interpretations or determinations of new and existing laws can have a negative impact on our business. For example, in the state of Arizona, the Arizona Department of Revenue has determined that a personal property tax exemption on solar panels does not apply to solar panels that are leased (as opposed to owned), such that leased panels in Arizona may ultimately subject the homeowner to an increase in personal property taxes, and this increased personal property tax could reduce or eliminate entirely the savings that these solar panels would otherwise provide to the homeowner. Although we are involved in ongoing litigation challenging the Arizona personal property tax determination, there can be no assurances that this litigation will be resolved in a manner that is favorable to us or other solar companies. If this litigation is not resolved in a manner that is favorable to us and other solar companies, and we pass the tax cost on to our customers, it will adversely impact our ability to attract new customers in Arizona and the savings that our current Arizona customers realize with our solar service offerings will be reduced by the additional tax imposed which will make our solar service offerings less attractive to those customers and could increase the risk of default from those customers.

Employees

As of March 31, 2015, we had over 1,700 employees. We also engage independent contractors and consultants. None of our employees are covered by collective bargaining agreements. We have not experienced any work stoppages.

Facilities

Our corporate headquarters and executive offices are located in San Francisco, California, where we occupy approximately 44,000 square feet of office space. We also maintain 27 other locations, consisting primarily of branch offices, warehouses, sales offices and design centers in seven states.

We lease all of our facilities and we do not own any real property. We believe that our current facilities are adequate to meet our ongoing needs. If we require additional space, we believe that we will be able to obtain additional facilities on commercially reasonable terms.

Legal Proceedings

In July 2012, the Department of Treasury and the Department of Justice (together, the “Government”) opened a civil investigation into the participation by residential solar developers in the Section 1603 grant program. The Government served subpoenas on several developers, including Sunrun, along with their investors and valuation firms, with requests for information related to the cash grant applications made by the developers. The focus of the investigation is the claimed fair market value of the solar systems the developers submitted to the Government in their grant applications. We have cooperated fully with the Government and plan to continue to do so. No claims have been brought against us.

In addition, we are a party to litigation and subject to claims in the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the final outcome of litigation and claims will not have a material adverse effect on our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of March 31, 2015:

Name	Age	Position
Executive Officers:
Lynn Jurich	35	Chief Executive Officer and Director
Edward Fenster	38	Chairman
Bob Komin	52	Chief Financial Officer
Tom Holland	52	President
Paul Winnowski	43	Chief Operating Officer

Non-Employee Directors:
Jameson McJunkin	40	Director
Gerald Risk	46	Director
Steve Vassallo	43	Director
Richard Wong	45	Director

Executive Officers

Lynn Jurich. Ms. Jurich is one of our co-founders and has served as our Chief Executive Officer since March 2014 and as a member of our board of directors since inception. Ms. Jurich served as our Co-Chief Executive Officer from October 2012 to March 2014, our President from January 2009 to March 2014, and our Executive Vice President of Sales and Marketing from 2007 to January 2009. From July 2002 to July 2005, Ms. Jurich served as an associate at Summit Partners, a private equity firm. Ms. Jurich holds a B.S. in Science, Technology, and Society from Stanford University and an M.B.A. from the Stanford Graduate School of Business.

Ms. Jurich was selected to serve on our board of directors because of the perspective and experience she brings as one of our co-founders and as one of our largest stockholders.

Edward Fenster. Mr. Fenster is one of our co-founders and has served as our Chairman since March 2014 and as a member of our board of directors since inception. Mr. Fenster served as our Chief Executive Officer from June 2008 to October 2012, and our Co-Chief Executive Officer from October 2012 to March 2014. From May 2003 to June 2005, Mr. Fenster served as Director of Corporate Development at Asurion, LLC, a technology device protection and support company. From July 1999 to May 2003, Mr. Fenster worked at The Blackstone Group, a private equity firm. Mr. Fenster holds a B.A. in Economics from Johns Hopkins University and an M.B.A. from the Stanford Graduate School of Business.

Mr. Fenster was selected to serve on our board of directors because of the perspective and experience he brings as one of our co-founders and as one of our largest stockholders.

Bob Komin. Mr. Komin has served as our Chief Financial Officer since March 2015. From September 2013 to January 2015, Mr. Komin served as Chief Financial Officer at Flurry, Inc., a mobile analytics and advertising company. From August 2012 to August 2013, Mr. Komin served as Chief Financial Officer at Ticketfly, Inc., a ticket-distribution service provider. From January 2010 to July 2012, Mr. Komin served in various roles at Linden Research, Inc., a developer of digital entertainment, including as Chief Financial Officer. Previously, Mr. Komin also served as Chief Financial Officer at Solexel, Inc., a thin-silicon solar company, Tellme Networks, Inc., a telephone-based applications company, and XOR, Inc., a business application solution provider. Mr. Komin holds a B.S. in Accounting and General Science from the University of Oregon and a M.B.A. from the Harvard Business School.

Tom Holland. Mr. Holland has served as our President since March 2014. From August 2013 to March 2014, Mr. Holland served as our Chief Operating Officer. From December 1989 to July 2013, Mr. Holland served as a partner at Bain & Company, a management consulting firm. Mr. Holland holds a B.S. in Civil Engineering from the University of California, Berkeley and an M.B.A. from the Stanford Graduate School of Business.

Paul Winnowski. Mr. Winnowski joined us in connection with our acquisition of Mainstream Energy Corporation, a solar energy company, in February 2014 and has served as our Chief Operating Officer since March 2014. From December 2012 to January 2014, Mr. Winnowski served as Chief Executive Officer at Mainstream Energy Corporation. From March 2008 to March 2012, Mr. Winnowski served as President, Fire and Security, Europe and South Africa at United Technologies Corporation, a provider of security and fire detection solutions. Mr. Winnowski holds a B.B.A. in Business Economics from the University of San Diego and an M.B.A. from Vanderbilt University.

Non-Employee Directors

Jameson McJunkin. Mr. McJunkin has served as a member of our board of directors since May 2012. Since April 2005, Mr. McJunkin has served as Founder and General Partner at Madrone Capital Partners, a private investment firm. Mr. McJunkin currently serves on the boards of directors of Enphase Energy, Inc., a microinverter technology company, and a number of privately held companies. From August 2000 to March 2005, Mr. McJunkin served as a growth capital investor at TA Associates, Inc., a private equity firm. Mr. McJunkin holds an A.B. in Public Policy from Princeton University and an M.B.A. from the Stanford Graduate School of Business.

Mr. McJunkin was selected to serve on our board of directors because of his extensive experience as an investor building emerging growth companies, paired with his extensive knowledge of the solar industry.

Gerald Risk. Mr. Risk has served as a member of our board of directors since February 2014. Since March 2013, Mr. Risk has served as Vice Chairman at Asurion, LLC, and previously served as its President from May 2009 to March 2013 and its Chief Financial Officer from February 1999 to May 2009. Mr. Risk currently serves on the boards of directors of a number of privately held companies. Mr. Risk holds a Bachelor of Commerce from Queen’s University and an M.B.A. from the Stanford Graduate School of Business.

Mr. Risk was selected to serve on our board of directors because of his extensive executive experience and his experience as an operator and investor building emerging growth businesses.

Steve Vassallo. Mr. Vassallo has served as a member of our board of directors since October 2009 and previously served as a member of our board of directors from June 2008 to July 2009. Since October 2007, Mr. Vassallo has served as a General Partner at Foundation Capital, a venture capital firm. Mr. Vassallo currently serves on the boards of directors of Control4 Corporation, a home automation and smart controls company, and a number of privately held companies. Mr. Vassallo holds a B.S. in Mechanical Engineering from Worcester Polytechnic Institute and an M.B.A. from the Stanford Graduate School of Business.

Mr. Vassallo was selected to serve on our board of directors because of his extensive experience as an investor building emerging growth companies.

Richard Wong. Mr. Wong has served as a member of our board of directors since July 2009. Since November 2006, Mr. Wong has served as a General Partner at Accel Partners, a venture capital firm. From 2001 to 2006, Mr. Wong served as Senior Vice President and General Manager of Products at Openwave Systems Inc., a software company. Mr. Wong holds a B.S. in Materials Science and Engineering and an M.S. in Management from the Massachusetts Institute of Technology.

Mr. Wong was selected to serve on our board of directors because of his extensive experience as an investor building emerging growth companies.

Each executive officer serves at the discretion of our board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics that will apply upon the completion of this offering to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The full text of our code of business conduct and ethics will be posted on the investor relations page on our website. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, on our website or in filings under the Exchange Act.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. Our board of directors consists of six directors, four of whom qualify as “independent” under the listing standards of the NASDAQ Stock Market. Pursuant to our certificate of incorporation in effect prior to the amendment we expect to adopt in connection with this offering and our amended and restated investors’ rights agreement, our directors were elected as follows:

•	Edward Fenster and Lynn Jurich were elected as the designees nominated by holders of our common stock;

•	Steve Vassallo was elected as the designee nominated by holders of our Series A preferred stock;

•	Richard Wong was elected as the designee nominated by holders of our Series B preferred stock;

•	Jameson McJunkin was elected as the designee nominated by holders of our Series D preferred stock; and

•	Gerald Risk was elected as an independent director by our board of directors.

The provisions of our amended and restated investors’ rights agreement relating to the election of our directors will terminate and our certificate of incorporation by which our directors were elected will be amended and restated in connection with this offering. After the completion of this offering, the number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective prior to the completion of this offering. Each of our current directors will continue to serve as a director until the election and qualification of his or her successor, or until his or her earlier death, resignation or removal.

Classified Board of Directors

Our amended and restated certificate of incorporation that will become effective prior to the completion of this offering will provide that, immediately after the completion of this offering, our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our current directors will be divided among the three classes as follows:

•	The Class I directors will be Lynn Jurich and Steven Vassallo, and their terms will expire at the annual meeting of stockholders to be held in 2016;

•	The Class II directors will be Edward Fenster and Richard Wong, and their terms will expire at the annual meeting of stockholders to be held in 2017; and

•	The Class III directors will be Gerald Risk and Jameson McJunkin, and their terms will expire at the annual meeting of stockholders to be held in 2018.

Each director’s term will continue until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.

This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that Messrs. McJunkin, Risk, Vassallo and Wong do not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing standards of the NASDAQ Stock Market. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Lead Independent Director

Our board of directors has adopted corporate governance guidelines that will become effective prior to the completion of this offering. Our corporate governance guidelines provide that one of our independent directors should serve as our Lead Independent Director at any time when our Chief Executive Officer serves as the Chairman of our board of directors or if the Chairman is not otherwise independent. Because Edward Fenster is our Chairman and is not an “independent” director as defined in the listing standards of the NASDAQ Stock Market, our board of directors has appointed Steve Vassallo to serve as our Lead Independent Director. As Lead Independent Director, Mr. Vassallo will preside over periodic meetings of our independent directors, serve as a liaison between our Chairman and our independent directors and perform such additional duties as our board of directors may otherwise determine and delegate.

Committees of Our Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Following the completion of this offering, our audit committee will be composed of Messrs. McJunkin, Risk and Vassallo, each of whom satisfies the requirements for independence and financial literacy under the applicable rules and regulations of the SEC and listing standards of the NASDAQ Stock Market. Mr. Risk will serve as the chair of our audit committee, qualifies as an “audit committee financial expert” as defined in the rules of the SEC, and satisfies the financial sophistication requirements under the listing standards of the NASDAQ Stock Market. Following the completion of this offering, our audit committee will, among other things, be responsible for:

•	selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	helping to ensure the independence and performance of the independent registered public accounting firm;

•	discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent registered public accounting firm, our interim and year-end results of operations;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing our policies on risk assessment and risk management;

•	reviewing related party transactions; and

•	approving or, as required, pre-approving, all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Our audit committee will operate under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of the NASDAQ Stock Market.

Compensation Committee

Following the completion of this offering, our compensation committee will be composed of Messrs. Vassallo and Wong, each of whom satisfies the requirements for independence under the applicable rules and regulations of the SEC and listing standards of the NASDAQ Stock Market. Mr. Wong will serve as the chair of our compensation committee. Each member of our compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code. Following the completion of this offering, our compensation committee will, among other things, be responsible for:

•	reviewing, approving and determining, or making recommendations to our board of directors regarding, the compensation of our executive officers;

•	administering our equity compensation plans;

•	reviewing, approving and making recommendations to our board of directors regarding incentive compensation and equity compensation plans; and

•	establishing and reviewing general policies relating to compensation and benefits of our employees.

Our compensation committee will operate under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of the NASDAQ Stock Market.

Nominating and Corporate Governance Committee

Following the completion of this offering, our nominating and governance committee will be composed of Messrs. McJunkin and Wong, each of whom satisfies the requirements for independence under the applicable rules and regulations of the SEC and listing standards of the NASDAQ Stock Market. Mr. McJunkin will serve as the chair of our nominating and corporate governance committee. Following the completion of this offering, our nominating and corporate governance committee will, among other things, be responsible for:

•	identifying, evaluating and selecting, or making recommendations to our board of directors regarding, nominees for election to our board of directors and its committees;

•	evaluating the performance of our board of directors and of individual directors;

•	considering and making recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	reviewing developments in corporate governance practices;

•	evaluating the adequacy of our corporate governance practices and reporting; and

•	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters.

Our nominating and corporate governance committee will operate under a written charter that satisfies the applicable listing standards of the NASDAQ Stock Market.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our board of directors or compensation committee.

Mr. Vassallo, a member of our compensation committee, is a General Partner at Foundation Capital. Since January 1, 2012, entities affiliated with Foundation Capital (the “Foundation Capital Entities”) have purchased shares of our convertible preferred stock in the following transactions: in May 2012, the Foundation Capital Entities purchased an aggregate of 361,141 shares of our Series D convertible preferred stock from us at a purchase price of $9.23 per share, for an aggregate purchase price of $3,333,331; and in March 2014, the Foundation Capital Entities purchased an aggregate of 201,030 shares of our Series E convertible preferred stock from us at a purchase price of $13.834 per share, for an aggregate purchase price of $2,781,049.

Mr. Wong, a member of our compensation committee, is a General Partner at Accel Partners. Since January 1, 2012, entities affiliated with Accel Partners (the “Accel Partners Entities”) have purchased shares of our convertible preferred stock in the following transactions: in May 2012, the Accel Partners Entities purchased an aggregate of 361,141 shares of our Series D convertible preferred stock from us at a purchase price of $9.23 per share, for an aggregate purchase price of $3,333,331; and in March 2014, the Accel Partners Entities purchased an aggregate of 108,427 shares of our Series E convertible preferred stock from us at a purchase price of $13.834 per share, for an aggregate purchase price of $1,499,979.

The sales of our convertible preferred stock to the Foundation Capital Entities and the Accel Partners Entities were made in connection with our convertible preferred stock financings and on substantially the same terms and conditions as all other sales of our convertible preferred stock by us in each such financing. The Foundation Capital Entities and the Accel Partners Entities are also party to our amended and restated investors’ rights agreement. See the section titled “Certain Relationships and Related Party Transactions” for further description of these transactions.

Non-Employee Director Compensation

Our non-employee directors do not currently receive, and did not receive in 2014, any cash compensation for their service on our board of directors and committees of our board of directors.

The following table provides information regarding the total compensation that was granted to each of our directors who was not serving as an executive officer in 2014.

Name	Option Awards(1)	Total
Jameson McJunkin	—	—
Gerald Risk(2)	$425,944	$425,944
Steve Vassallo	—	—
Richard Wong	—	—

(1)	The amounts reported represent the aggregate grant-date fair value of the award as calculated in accordance with Financial Accounting Standard Board Accounting Standards Codification Topic 718. The assumptions used in calculating the grant date fair value of the award reported in this column are set forth in the notes to our audited consolidated financial statements included elsewhere in this prospectus.
(2)	As of December 31, 2014, Mr. Risk held an option to purchase a total of 120,000 shares of our common stock. 25% of the shares of our common stock subject to this option vested on July 31, 2014, and the balance vests in 30 successive equal monthly installments, subject to continued service to us and subject to acceleration of vesting of a portion of the unvested shares in the event of a change of control.

Directors who are also our employees receive no additional compensation for their service as directors. During 2014, Ms. Jurich and Mr. Fenster were our employees. See the section titled “Executive Compensation” for additional information about their compensation.

Although compensation has been paid to our non-employee directors prior to the completion of this offering, we do not currently have a policy or plan to make equity award grants or pay cash retainers to our non-employee directors at a particular time, of a particular value or of a particular amount. Prior to the completion of this offering, we intend to implement a formal policy pursuant to which our non-employee directors would be eligible to receive equity awards and cash retainers as compensation for service on our board of directors and committees of our board of directors beginning as of the effective date of the registration statement of which this prospectus forms a part.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides information regarding the total compensation for services rendered in all capacities that was earned by each individual who served as our principal executive officer at any time in 2014, and our two other most highly compensated executive officers who were serving as executive officers as of December 31, 2014. These individuals were our named executive officers for 2014.

Name and Principal Position	Year	Salary($)	Bonus($)	Stock Awards($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Non- Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)(2)	Total($)
Lynn Jurich(3)	2014	329,070	189,000	—	1,635,145	—	—	25,000	2,178,215
Chief Executive Officer

Edward Fenster(4)	2014	317,753	180,900	—	1,635,145	—	—	—	2,133,798
Chairman

Tom Holland	2014	326,458	146,250	—	—	—	—	—	472,708
President

Paul Winnowski(5)	2014	285,558	139,500	—	399,274	—	—	60,000	884,332
Chief Operating Officer

(1)	The amounts disclosed represent the aggregate grant-date fair value of the award as calculated in accordance with Financial Accounting Standard Board Accounting Standards Codification Topic 718. The assumptions used in calculating the grant date fair value of the award disclosed in this column are set forth in the notes to our audited consolidated financial statements included elsewhere in this prospectus.
(2)	The amounts disclosed represent: for Ms. Jurich, charitable donation reimbursement; and for Mr. Winnowski, $36,000 related to relocation expense reimbursement and $24,000 related to a monthly stipend for residential housing in San Francisco.
(3)	Ms. Jurich served as our Co-Chief Executive Officer from October 2012 to March 2014. Ms. Jurich currently serves as our Chief Executive Officer.
(4)	Mr. Fenster served as our Co-Chief Executive Officer from October 2012 to March 2014. Mr. Fenster currently serves as our Chairman.
(5)	Mr. Winnowski began serving as our Chief Operating Officer in March 2014.

Executive Officer Employment Letters

Lynn Jurich

We have entered into a confirmatory employment letter with Lynn Jurich, our Chief Executive Officer. The confirmatory employment letter has no specific term and provides for at-will employment. Ms. Jurich’s current annual base salary is $400,000, and she is eligible for annual target incentive payments equal to 80% of her base salary.

Edward Fenster

We have entered into a confirmatory employment letter with Edward Fenster, our Chairman. The confirmatory employment letter has no specific term and provides for at-will employment. Mr. Fenster’s current annual base salary is $400,000, and he is eligible for annual target incentive payments equal to 80% of his base salary.

Bob Komin

Bob Komin became our Chief Financial Officer in March 2015. We have entered into a confirmatory employment letter with him. The confirmatory employment letter has no specific term and provides for at-will employment. Mr. Komin’s current annual base salary is $300,000, and he is eligible for annual target incentive payments equal to 50% of his base salary.

Tom Holland

We have entered into a confirmatory employment letter with Tom Holland, our President. The confirmatory employment letter has no specific term and provides for at-will employment. Mr. Holland’s current annual base salary is $325,000, and he is eligible for annual target incentive payments equal to 60% of his base salary.

Paul Winnowski

We have entered into a confirmatory employment letter with Paul Winnowski, our Chief Operating Officer. The confirmatory employment letter has no specific term and provides for at-will employment. Mr. Winnowski’s current annual base salary is $310,000, and he is eligible for annual target incentive payments equal to 50% of his base salary.

Pension Benefits and Nonqualified Deferred Compensation

We do not provide a pension plan for our employees, and none of our named executive officers participated in a nonqualified deferred compensation plan in 2014.

Outstanding Equity Awards at 2014 Year-End

The following table sets forth information regarding outstanding stock options and stock awards held by our named executive officers as of December 31, 2014:

	Option Awards						Stock Awards
Name	Grant Date		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Lynn Jurich	06/16/2011	(1)	484,696	10,314	1.95	06/15/2021	—	—
	04/12/2013	(2)	183,364	120,136	3.19	04/11/2023	—	—
	04/11/2014	(3)	—	400,000	5.88	04/10/2024	—	—

Edward Fenster	06/16/2011	(1)	484,696	10,314	1.95	06/15/2021	—	—
	04/12/2013	(2)	183,364	120,136	3.19	04/11/2023	—	—
	04/11/2014	(3)	—	400,000	5.88	04/10/2024	—	—

Tom Holland	09/04/2013	(4)	539,063	—	3.19	09/03/2023	—	—

Paul Winnowski	02/01/2014	(5)	114,903	344,710	3.87	10/07/2020	—	—
	03/17/2014	(6)	—	110,000	5.88	03/16/2024	—	—

(1)	One forty-eighth of the shares subject to the option vested on February 15, 2011 and one forty-eighth of the shares subject to the option vest monthly thereafter, subject to continued service to us and subject to acceleration of vesting of all of the unvested shares in the event the named executive officer is terminated without cause in connection with a change of control.
(2)	Twenty-five percent of the shares subject to the option vested on July 5, 2013 and one forty-eighth of the shares subject to the option vest monthly thereafter, subject to continued service to us.
(3)	Twenty-five percent of the shares subject to the option will vest on April 11, 2015 and one forty-eighth of the shares subject to the option vest monthly thereafter, subject to continued service to us.
(4)	Twenty-five percent of the shares subject to the option vested on August 15, 2014 and one twenty-fourth of the shares subject to the option vest monthly thereafter, subject to continued service to us and subject to acceleration of vesting of all of the unvested shares in the event the named executive officer is terminated without cause not in connection with a change of control and a portion of the unvested shares in the event the named executive officer is terminated without cause in connection with a change of control. This option is early exercisable, and to the extent shares subject to this option are issued and unvested as of a given date, such shares will remain subject to a right of repurchase held by us.

(5)	Twenty-five percent of the shares subject to the option vested on February 1, 2014, twenty-five percent of the shares subject to the option vest on February 1, 2015, and one twenty-fourth of the shares subject to the option vest monthly thereafter, subject to continued service to us and subject to acceleration of vesting of a portion of unvested shares in the event the named executive officer is terminated without cause due to a change of control, or without good reason.
(6)	Twenty-five percent of the shares subject to the option vest on February 1, 2015 and one forty-eighth of the shares subject to the option vest monthly thereafter, subject to continued service to us.

Potential Payments upon Termination or Change in Control

We adopted a change in control and severance plan applicable to our executive officers and certain other key employees. Under the plan, for the period from three months prior to until 12 months following a change in control (“change in control period”) if any plan participant is terminated for any reason other than cause, death or disability or a plan participant voluntarily resigns for good reason, the plan participant would be entitled to receive severance benefits. Upon the occurrence of such an event, our named executive officers are entitled to receive the following severance benefits: (i) a lump sum cash amount equal to 12 months (18 months in the case of Ms. Jurich or Mr. Fenster) of his or her then current annual base salary, (ii) a lump sum cash amount equal to 100% (150% in the case of Ms. Jurich or Mr. Fenster) of his or her target bonus amount for the fiscal year of termination, (iii) reimbursement of continued health coverage under COBRA or taxable lump sum payment in lieu of reimbursement, as applicable, for a period of 12 months (18 months in the case of Ms. Jurich or Mr. Fenster) following termination, and (iv) all unvested equity awards held by such plan participant immediately prior to such termination will become vested and exercisable in full.

Further, under the policy, if, outside the change in control period, any plan participant is terminated for any reason other than cause, death or disability or, in the case of certain plan participants (including our named executive officers), a plan participant voluntarily resigns for good reason, the plan participant would be entitled to receive severance benefits. Upon the occurrence of such an event, our named executive officers are entitled to receive the following: (i) continuing payments of his or her then current annual base salary for a period of six months (12 months in the case of Ms. Jurich or Mr. Fenster) following the termination date, (ii) a pro-rated amount of the average aggregate amount of the actual bonus payments paid to the plan participant during each of the two fiscal years immediately preceding the fiscal year of the plan participant’s termination date and payable over a period of six months (12 months in the case of Ms. Jurich or Mr. Fenster) following the termination date, (iii) reimbursement of continued health coverage under COBRA or taxable lump sum payment in lieu of reimbursement, as applicable, for a period of six months (12 months in the case of Ms. Jurich or Mr. Fenster) following termination, and (iv) 25% of all unvested equity awards held by such plan participant immediately prior to such termination will become vested and exercisable in full.

In order to receive the severance benefits, the plan participant must sign and not revoke a release of claims in our favor within the timeframe set forth in the plan.

If any of the payments provided for under the plan or otherwise payable to a plan participant would constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code and could be subject to the related excise tax under Section 4999 of the Internal Revenue Code, such plan participant would be entitled to receive either full payment of benefits or such lesser amount which would result in no portion of the benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to such plan participant. These agreements do not require us to provide any tax gross-up payments to any plan participant.

Employee Benefit and Stock Plans

2015 Equity Incentive Plan

Prior to the completion of this offering, our board of directors will adopt, and our stockholders will approve, our 2015 Plan. We expect that our 2015 Plan will be effective on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part. Our 2015 Plan will provide for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code (the “Code”), to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units (“RSUs”), stock appreciation rights, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

Authorized Shares. A total of             shares of our common stock will be reserved for issuance pursuant to our 2015 Plan. In addition, the shares reserved for issuance under our 2015 Plan also will include shares returned to our 2013 Plan as the result of expiration or termination of awards and shares previously issued pursuant to our 2013 Plan that are forfeited or repurchased by us (provided that the maximum number of shares that may be added to our 2015 Plan pursuant to this provision is             shares). The number of shares available for issuance under our 2015 Plan will also include an annual increase on the first day of each fiscal year beginning on January 1, 2016, equal to the least of:

•	shares;

•	of the outstanding shares of our common stock as of the last day of the immediately preceding fiscal year; or

•	such other amount as our board of directors may determine.

If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program, or, with respect to restricted stock, restricted stock units, performance units or performance shares, is forfeited to or repurchased due to failure to vest, the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) will become available for future grant or sale under the 2015 Plan. With respect to stock appreciation rights, the net shares issued will cease to be available under the 2015 Plan and all remaining shares will remain available for future grant or sale under the 2015 Plan. Shares used to pay the exercise price of an award or satisfy the tax withholding obligations related to an award will become available for future grant or sale under the 2015 Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in a reduction in the number of shares available for issuance under the 2015 Plan.

Plan Administration. The compensation committee of our board of directors is expected to administer our 2015 Plan. In the case of awards intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code, the committee will consist of two or more “outside directors” within the meaning of Section 162(m). In addition, if we determine it is desirable to qualify transactions under our 2015 Plan as exempt under Rule 16b-3, such transactions will be structured to satisfy the requirements for exemption under Rule 16b-3. The administrator has the power to administer our 2015 Plan, including but not limited to, the power to interpret the terms of our 2015 Plan and awards granted under it, to create, amend and revoke rules relating to our 2015 Plan, including creating sub-plans, and to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration, if any, payable upon exercise. The administrator also has the authority to amend existing awards to reduce or increase their exercise prices, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator and to institute an exchange program by which outstanding awards may be surrendered in exchange for awards of the same type which may have a higher or lower exercise price or different terms, awards of a different type and/or cash.

Stock Options. Stock options may be granted under our 2015 Plan. The exercise price of options granted under our 2015 Plan must be at least equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date subject to the provisions of our 2015 Plan. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law and the other terms of the option, subject to the provisions of our 2015 Plan. After the termination of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option generally will remain exercisable for three months following the termination of service. An option may not be exercised later than the expiration of its term.

Stock Appreciation Rights. Stock appreciation rights may be granted under our 2015 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding ten years. After the termination of service of an employee, director or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her stock appreciation rights agreement. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of our 2015 Plan, the administrator determines the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash, shares of our common stock or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right must be no less than 100% of the fair market value per share on the date of grant.

Restricted Stock. Restricted stock may be granted under our 2015 Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant and, subject to the provisions of our 2015 Plan, will determine the terms and conditions of such awards. The administrator may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us); and may, in its sole discretion, accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

RSUs. RSUs may be granted under our 2015 Plan. An RSU is an award that covers a number of shares of our common stock and that may be settled upon vesting by the issuance of the underlying shares or in cash or a combination of shares and cash. Subject to the provisions of our 2015 Plan, the administrator determines the terms and conditions of RSUs, including the vesting criteria (which may include accomplishing specified performance criteria or continued service to us) and the form and timing of payment. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Performance Units and Performance Shares. Performance units and performance shares may be granted under our 2015 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance criteria or other vesting provisions for such performance units or performance shares. Performance units shall have an initial dollar value established by the administrator on or prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, shares or some combination thereof.

Outside Directors. Our 2015 Plan provides that all outside (non-employee) directors will be eligible to receive all types of awards (except for incentive stock options) under our 2015 Plan. Prior to the completion of this offering, we intend to implement a formal policy pursuant to which our outside directors will be eligible to receive equity awards under our 2015 Plan. In order to provide a maximum limit on the awards that can be made to our outside directors, our 2015 Plan provides that in any given year, an outside director (i) will not be granted cash-settled awards having a grant-date fair value greater than $            , but that in the fiscal year that an outside director first joins our board of directors, he or she may be granted a cash-settled award with a grant-date fair value of up to $             ; and (ii) will not be granted stock-settled awards having a grant-date fair value greater than $            , but that in the fiscal year that an outside director first joins our board of directors, he or she may be granted stock-settled awards having a grant-date fair value of up to $            . The grant-date fair values will be determined according to GAAP. The maximum limits do not reflect the intended size of any potential grants or a commitment to make grants to our outside directors under our 2015 Plan in the future.

Non-Transferability of Awards. Unless the administrator provides otherwise, our 2015 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Certain Adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under our 2015 Plan, the administrator will adjust the number and class of shares that may be delivered under our 2015 Plan and/or the number, class and price of shares covered by each outstanding award, and the numerical share limits set forth in our 2015 Plan.

Dissolution or Liquidation. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control. Our 2015 Plan provides that in the event of a merger or change in control, as defined under our 2015 Plan, each outstanding award will be treated as the administrator determines, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels and such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time. If the service of an outside director is terminated on or following a change in control, other than pursuant to a voluntary resignation, his or her stock options, RSUs and stock appreciation rights, if any, will vest fully and become immediately exercisable, all restrictions on his or her restricted stock will lapse and all performance goals or other vesting requirements for his or her performance shares and units will be deemed achieved at 100% of target levels, and all other terms and conditions met.

Amendment; Termination. The administrator has the authority to amend, suspend or terminate our 2015 Plan provided such action does not impair the existing rights of any participant. Our 2015 Plan will automatically terminate in 2025, unless we terminate it sooner.

2015 Employee Stock Purchase Plan

Prior to the completion of this offering, our board of directors will adopt, and our stockholders will approve, our 2015 Employee Stock Purchase Plan (“ESPP”). Our ESPP will be effective on the effective date of the registration statement of which this prospectus forms a part. We believe that allowing our employees to participate in our ESPP provides them with a further incentive towards ensuring our success and accomplishing our corporate goals.

Authorized Shares. A total of             shares of our common stock will be available for sale under our ESPP. The number of shares of our common stock available for sale under our ESPP will also include an annual increase on the first day of each fiscal year beginning on January 1, 2016, equal to the least of:

•	shares;

•	% of the outstanding shares of our common stock as of the last day of the immediately preceding fiscal year; or

•	such other amount as our board of directors may determine.

Plan Administration. Our compensation committee will administer our ESPP and will have full but non-exclusive authority to interpret the terms of our ESPP and determine eligibility to participate, subject to the conditions of our ESPP, as described below.

Eligibility. Generally, all of our employees will be eligible to participate if they are employed by us, or any participating subsidiary, for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted rights to purchase shares of our common stock under our ESPP if such employee:

•	immediately after the grant would own capital stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

•	hold rights to purchase shares of our common stock under all of our employee stock purchase plans that accrue at a rate that exceeds $25,000 worth of shares of our common stock for each calendar year.

Offering Periods. Our ESPP includes a component that allows us to make offerings intended to qualify under Section 423 of the Code and a component that allows us to make offerings not intended to qualify under Section 423 of the Code to participants of designated companies, as described in our ESPP. Our ESPP provides for twelve-month offering periods. The offering periods are scheduled to start on the first trading day on or after             and             of each year, except for the first offering period, which will commence on the first trading day on or after completion of this offering and will end on the first trading day on or after             . Each offering period will include purchase periods, which will be the approximately six-month period commencing with one exercise date and ending with the next exercise date.

Contributions. Our ESPP permits participants to purchase shares of our common stock through payroll deductions of up to     % of their eligible compensation. A participant may purchase a maximum of             shares of our common stock during a purchase period. In addition, for any offering that is not intended to qualify under Section 423 of the Code and is made to participants of designated companies within the European Economic Area, we will automatically decrease the number of shares of common stock permitted to be sold to participants in those designated companies and either continue or terminate the offering period to ensure that we have complied with relevant securities laws.

Exercise of Purchase Right. Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month purchase period. The purchase price of the shares will be     % of the lower of the fair market value of our common stock on the first trading day of each offering period or on the exercise date. If the fair market value of our common stock on the exercise date is less than the fair market value on the first trading day of the offering period, participants will be withdrawn from the current offering period following their purchase of shares of our common stock on the purchase date and will be automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of our common stock. Participation ends automatically upon termination of employment with us.

Non-Transferability. A participant may not transfer rights granted under our ESPP. If our compensation committee permits the transfer of rights, it may only be done by will, the laws of descent and distribution or as otherwise provided under our ESPP.

Merger or Change in Control. Our ESPP provides that in the event of a merger or change in control, as defined under our ESPP, a successor corporation may assume or substitute each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase right, the offering period then in progress will be shortened, and a new exercise date will be set. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Amendment; Termination. The administrator has the authority to amend, suspend or terminate our ESPP, except that, subject to certain exceptions described in our ESPP, no such action may adversely affect any outstanding rights to purchase shares of our common stock under our ESPP. Our ESPP automatically will terminate in 2035, unless we terminate it sooner.

2014 Equity Incentive Plan

Our board of directors and our stockholders adopted our 2014 Plan in August 2014. Our 2014 Plan will be terminated prior to the completion of this offering, and accordingly, no new awards will be granted under the 2014 Plan upon the adoption of our 2015 Plan. All outstanding awards under the 2014 Plan will continue to be governed by their existing terms. As of March 31, 2015 restricted stock units to purchase 947,342 shares of our common stock remained outstanding under our 2014 Plan. Our 2014 Plan provides that in the event of a merger or change in control, as defined under the 2014 Plan, each outstanding award will be treated as the administrator determines, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels and such award will become fully exercisable, if applicable, for a specified period as determined by the administrator. The award will then terminate upon the expiration of the specified period of time. Our 2014 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise the award during his or her lifetime. Our board of directors may amend our 2014 Plan at any time, provided that such amendment does not impair the rights under outstanding awards without the participant’s written consent.

2013 Equity Incentive Plan, as Amended

Our board of directors and our stockholders adopted our 2013 Plan in July 2013. Our 2013 Plan will be terminated prior to the completion of this offering, and accordingly, no new awards will be granted under the 2013 Plan following the completion of this offering. All outstanding awards under the 2013 Plan will continue to be governed by their existing terms. As of March 31, 2015 options to purchase 6,260,353 shares of our common stock remained outstanding under our 2013 Plan at a weighted-average exercise price of approximately $5.53 per share. Our 2013 Plan provides that in the event of a merger or change in control, as defined under the 2013 Plan, each outstanding award will be treated as the administrator determines, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels and such award will become fully exercisable, if applicable, for a specified period as determined by the administrator. The award will then terminate upon the expiration of the specified period of time. Our 2013 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise the award during his or her lifetime. Our board of directors may amend our 2013 Plan at any time, provided that such amendment does not impair the rights under outstanding awards without the participant’s written consent.

2008 Equity Incentive Plan, as Amended

Our board of directors and our stockholders adopted our 2008 Plan in June 2008. Our 2008 Plan was most recently amended in July 2013. Our 2008 Plan was terminated in connection with the adoption of our 2013 Plan, and accordingly, no new awards have been granted under the 2008 Plan since the adoption of our 2013 Plan. All outstanding awards under the 2008 Plan will continue to be governed by their existing terms. As of March 31,

2015 options to purchase 3,776,424 shares of our common stock remained outstanding under our 2008 Plan at a weighted-average exercise price of approximately $2.39 per share. Our 2008 Plan provides that, in the event of a change in control, as defined under our 2008 Plan, each participant will be given an opportunity to exercise any of his or her vested and unexercised options prior to the consummation of the change in control and participate in such transaction as a holder of our common stock. We will have the discretion to provide for the termination of any of a participant’s outstanding options as of the effective date of the change in control as long as we have given the participant at least 10 days’ written notice of the change in control. If the change in control is structured as a merger or consolidation, the participant must waive any dissenters’ rights, appraisal rights or similar rights in connection with such merger or consolidation. If the change in control is structured as a sale of shares, the participant must agree to sell all of the shares he or she acquired under our 2008 Plan and any vested option on the terms and conditions approved by us and comparable to the terms applicable to the other holders of our common stock. Our 2008 Plan generally does not allow for the transfer of awards and only the recipient of an option may exercise the option during his or her lifetime. Our board of directors may amend our 2008 Plan at any time, provided that such amendment does not materially impair the rights and obligations under outstanding awards without the participant’s written consent.

Mainstream Energy Corporation 2009 Stock Plan

In connection with our acquisition of Mainstream Energy Corporation in February 2014, we assumed nonstatutory stock options granted under the Mainstream Energy Corporation 2009 Stock Plan (the “MEC Plan”) held by MEC employees who continued employment with us or one of our subsidiaries after the closing and converted them into options to purchase shares of our common stock. The MEC Plan was terminated on the closing of the acquisition, but outstanding awards under the MEC Plan that we assumed in the acquisition will continue to be governed by their existing terms. As of March 31, 2015 options to purchase 573,463 shares of our common stock remained outstanding under the MEC Plan at a weighted-average exercise price of approximately $6.38 per share.

Executive Incentive Compensation Plan

Our Executive Incentive Compensation Plan (“Incentive Compensation Plan”) was adopted by our board of directors in December 2014. Our Incentive Compensation Plan allows our compensation committee to provide cash incentive awards to employees selected by our compensation committee, including our named executive officers, based upon performance goals established by our compensation committee.

Under our Incentive Compensation Plan, our compensation committee determines the performance goals applicable to any award, which goals may include, without limitation, customer net promoter scores, sales bookings, business divestitures and acquisitions, cash flow, cash position, results of operations and operating metrics, product defect measures, product release timelines, productivity, return on assets, return on capital, return on equity, return on investment, return on sales, sales results, sales growth, stock price, time to market, total stockholder return, working capital and individual objectives such as peer reviews or other subjective or objective criteria. The performance goals may differ from participant to participant and from award to award.

Our compensation committee currently administers our Incentive Compensation Plan. The administrator of our Incentive Compensation Plan may, in its sole discretion and at any time, increase, reduce or eliminate a participant’s actual award, and/or increase, reduce or eliminate the amount allocated to the bonus pool for a particular performance period. The actual award may be below, at or above a participant’s target award, in the discretion of the administrator. The administrator may determine the amount of any reduction on the basis of such factors as it deems relevant, and it is not required to establish any allocation or weighting with respect to the factors it considers.

Actual awards are paid in cash only after they are earned, which usually requires continued employment through the last day of the performance period and the date the actual award is paid. Payment of awards occurs as soon as administratively practicable after they are earned, but no later than the dates set forth in our Incentive Compensation Plan.

Our board of directors has the authority to amend, alter, suspend or terminate our Incentive Compensation Plan, provided such action does not alter or impair the existing rights or obligations of any participant with respect to any earned awards without the participant’s written consent.

401(k) Plan

We maintain two tax-qualified retirement plans (each a “401(k) plan”). Each 401(k) plan provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis. Each eligible employee is able to participate in the relevant 401(k) plan as of his or her date of hire. Under each 401(k) plan, participants are able to defer up to 90% of their eligible compensation subject to applicable annual Code limits. Under each 401(k) plan, all participants’ interests in their deferrals are 100% vested when contributed. Each 401(k) plan permits us to make matching contributions and profit sharing contributions to eligible participants, although we have declined to make any such contributions to date.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, discussed in the sections titled “Management” and “Executive Compensation” and the registration rights described in the section titled “Description of Capital Stock—Registration Rights,” the following is a description of each transaction since January 1, 2012 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•	any of our directors, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Equity Financings

Series D Convertible Preferred Stock Financing

From May 2012 through September 2012, we sold an aggregate of 7,583,965 shares of our Series D convertible preferred stock at a purchase price of $9.23 per share, for an aggregate purchase price of $69,999,997. The following table summarizes purchases of our Series D convertible preferred stock by related persons:

Stockholder	Shares of Series D Convertible Preferred Stock	Total Purchase Price
Entities affiliated with Foundation Capital(1)	361,141	$3,333,331
Entities affiliated with Accel Partners(2)	361,141	3,333,331
Entities affiliated with Sequoia Capital(3)	361,141	3,333,331
Madrone Partners, L.P.(4)	5,417,118	49,999,999

(1)	Entities affiliated with Foundation Capital holding our securities whose shares are aggregated for purposes of reporting share ownership information are Foundation Capital VI, L.P. and Foundation Capital VI Principals Fund, LLC. Steve Vassallo, a member of our board of directors, is a General Partner at Foundation Capital.
(2)	Entities affiliated with Accel Partners holding our securities whose shares are aggregated for purposes of reporting share ownership information are Accel X L.P., Accel X Strategic Partners L.P., and Accel Investors 2009 L.L.C. Richard Wong, a member of our board of directors, is a General Partner at Accel Partners.
(3)	Entities affiliated with Sequoia Capital holding our securities whose shares are aggregated for purposes of reporting share ownership information are Sequoia Capital U.S. Growth Fund IV, L.P. and Sequoia Capital USGF Principals Fund IV, L.P.
(4)	Jameson McJunkin, a member of our board of directors, is a General Partner at Madrone Partners.

Series E Convertible Preferred Stock Financing

From March 2014 through May 2014, we sold an aggregate of 10,878,984 shares of our Series E convertible preferred stock at a purchase price of $13.834 per share, for an aggregate purchase price of $150,499,865. The following table summarizes purchases of our Series E convertible preferred stock by related persons:

Stockholder	Shares of Series E Convertible Preferred Stock	Total Purchase Price
Entities affiliated with Foundation Capital(1)	201,030	$2,781,049
Entities affiliated with Accel Partners(2)	108,427	1,499,979
Entities affiliated with Sequoia Capital(3)	361,428	4,999,995
Entities affiliated with Canyon Partners(4)	7,228,565	99,999,968
Madrone Partners, L.P.(5)	738,682	10,218,927
Gerald Risk(6)	108,428	1,499,993

(1)	Entities affiliated with Foundation Capital holding our securities whose shares are aggregated for purposes of reporting share ownership information are Foundation Capital VI, L.P. and Foundation Capital VI Principals Fund, LLC. Steve Vassallo, a member of our board of directors, is a General Partner at Foundation Capital.
(2)	Entities affiliated with Accel Partners holding our securities whose shares are aggregated for purposes of reporting share ownership information are Accel X L.P., Accel X Strategic Partners L.P., and Accel Investors 2009 L.L.C. Richard Wong, a member of our board of directors, is a General Partner at Accel Partners.
(3)	Entities affiliated with Sequoia Capital holding our securities whose shares are aggregated for purposes of reporting share ownership information are Sequoia Capital U.S. Growth Fund IV, L.P. and Sequoia Capital USGF Principals Fund IV, L.P.
(4)	Entities affiliated with Canyon Partners holding our securities whose shares are aggregated for purposes of reporting share ownership information are Canyon Balanced Master Fund, Ltd., The Canyon Value Realization Master Fund, L.P., Canyon Value Realization Fund, L.P., and Canyon-GRF Master Fund II, L.P.
(5)	Jameson McJunkin, a member of our board of directors, is a General Partner at Madrone Partners.
(6)	An entity affiliated with Gerald Risk, a member of our board of directors, purchased shares of our Series E convertible preferred stock from us.

Investors’ Rights Agreement

We are party to an investors’ rights agreement which provides, among other things, that certain holders of our capital stock, including entities affiliated with Foundation Capital, entities affiliated with Accel Partners, entities affiliated with Sequoia Capital, entities affiliated with Canyon Partners, Madrone Partners, L.P., Lynn Jurich, Edward Fenster, Paul Winnowski, and Gerald Risk have the right to demand that we file a registration statement or request that their shares of our capital stock be covered by a registration statement that we are otherwise filing. See the section titled “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights.

Our investors’ rights agreement also provides that those certain holders of our capital stock mentioned in the paragraph above have (i) a right to purchase shares of our capital stock which stockholders propose to sell to other parties and (ii) agreed to vote their shares of our capital stock on certain matters, including with respect to the election of directors. These rights will terminate upon completion of this offering.

Right of First Refusal

Pursuant to our equity compensation plans and certain agreements with our stockholders, including our investors’ rights agreement, we or our assignees have a right to purchase shares of our capital stock that stockholders propose to sell to other parties. This right will terminate upon the completion of this offering. Since January 1, 2012, we have waived our right of first refusal in connection with the sale of certain shares of our capital stock, including sales by certain of our executive officers, resulting in the purchase of such shares by certain of our stockholders, including related persons. See the section titled “Principal Stockholders” for additional information regarding beneficial ownership of our capital stock.

Transactions with REC Solar Commercial Corporation

Tim Ball, who served as one of our directors until March 2015, and his spouse have a direct material ownership interest in REC Solar Commercial Corporation. In addition, Mr. Ball and Mr. Ball’s spouse serve as directors of REC Solar Commercial Corporation. In 2014, we sold approximately $7.6 million of solar equipment to REC Solar Commercial Corporation.

Limitation of Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Further, we have entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are included in our amended and restated certificate of incorporation, amended and restated bylaws and indemnification agreements with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Policies and Procedures for Related Party Transactions

We have adopted a formal written policy providing that our audit committee will be responsible for reviewing “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest.

For purposes of this policy, a related person is defined as a director, executive officer, nominee for director or greater than 5% beneficial owner of any class of our common stock, in each case since the beginning of the most recently completed year, and any of their immediate family members. In determining whether to approve or ratify any such transaction, our audit committee will take into account, among other factors it deems appropriate, (i) whether the transaction is on terms no less favorable than terms generally available to unaffiliated third parties under the same or similar circumstances, (ii) the extent of the related party’s interest in the transaction, (iii) whether the transaction would impair the independence of a non-employee director or any member of our compensation committee, and (iv) whether the transaction would present an improper conflict of interest for any director or executive officer, taking into account the size of the transaction and certain other factors. The policy will grant standing pre-approval of certain transactions, including (i) certain compensation arrangements of executive officers, (ii) certain director compensation arrangements, (iii) transactions with another company at which a related party’s only relationship is as a non-executive employee, director or beneficial owner of less than 10% of that company’s shares and the aggregate amount involved does not exceed the greater of $200,000 or 2% of the company’s total annual revenue, (iv) transactions where a related party’s interest arises solely from the ownership of our common stock and all holders of our common stock received the same benefit on a pro rata basis, and (v) transactions available to all U.S. employees generally.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our capital stock as of June 1, 2015 and as adjusted to reflect the sale of our common stock offered by us in this offering assuming no exercise of the underwriters’ over-allotment option, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our current directors and executive officers as a group;

•	each person known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock; and

•	each of the selling stockholders.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act.

We have based our calculation of the percentage of beneficial ownership prior to this offering on 82,127,977 shares of our common stock outstanding as of June 1, 2015 which includes 54,840,767 shares of our common stock resulting from the assumed conversion of all outstanding shares of our convertible preferred stock into shares of our common stock immediately prior to the completion of this offering, as if such conversion had occurred as of June 1, 2015. We have based our calculation of the percentage of beneficial ownership after this offering on                  shares of our common stock outstanding immediately after the completion of this offering, assuming no exercise by the underwriters of their over-allotment option. We have deemed shares of our common stock subject to stock options that are currently exercisable or exercisable within 60 days of June 1, 2015 to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the percentage ownership of that person. We did not deem these shares to be outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Sunrun Inc., 595 Market Street, 29th floor, San Francisco, California 94105.

	Beneficial Ownership Prior to this Offering		Shares Being Offered	Beneficial Ownership After this Offering
Name of Beneficial Owner	Shares	Percent		Shares	Percent
Named Executive Officers and Directors:
Lynn Jurich(1)	3,150,562	3.8%
Edward Fenster(2)	2,719,168	3.4%
Tom Holland(3)	750,000	*
Paul Winnowski(4)	987,730	1.2%
Jameson McJunkin(5)	6,155,800	7.5%
Gerald Risk(6)	556,054	*
Steve Vassallo(7)	16,185,149	19.7%
Richard Wong(8)	10,868,126	13.2%
All directors and executive officers as a group (9 persons)(9)	41,444,589	48.9%

5% Stockholders:
Entities affiliated with Foundation Capital(10)	16,185,149	19.7%
Entities affiliated with Accel Partners(11)	10,868,126	13.2%
Entities affiliated with Canyon Partners(12)	7,509,337	9.1%
Entities affiliated with Sequoia Capital(13)	7,416,902	9.0%
Madrone Partners, L.P.(14)	6,155,800	7.5%

Selling Stockholders:

*	Represents beneficial ownership of less than one percent of the outstanding shares of our common stock.
(1)	Consists of (i) 2,302,927 shares held of record by Ms. Jurich, and (ii) 847,635 shares issuable pursuant to outstanding stock options held by Ms. Jurich which are exercisable within 60 days of December 31, 2014.
(2)	Consists of (i) 1,871,533 shares held of record by Mr. Fenster and (ii) 847,635 shares issuable pursuant to outstanding stock options held by Mr. Fenster which are exercisable within 60 days of June 1, 2015.
(3)	Consists of (i) 210,937 shares held of record by Mr. Holland and (ii) 539,063 shares issuable pursuant to outstanding stock options held by Mr. Holland which are exercisable within 60 days of June 1, 2015.
(4)	Consists of (i) 623,213 shares held of record by Mr. Winnowski and (ii) 364,517 shares issuable pursuant to outstanding stock options held by Mr. Winnowski which are exercisable within 60 days of June 1, 2015.
(5)	Consists solely of the shares described in footnote (14) below which are held of record by Madrone Partners, L.P. Mr. McJunkin is a managing member of Madrone Capital Partners, LLC, the general partner of Madrone Partners, L.P., and may be deemed to share voting and dispositive power over the shares held by Madrone Partners, L.P.
(6)	Consists of (i) 490,054 shares held of record by Mr. Risk and (ii) 66,000 shares issuable pursuant to outstanding stock options held by Mr. Risk which are exercisable within 60 days of December 31, 2014.
(7)	Consists solely of the shares described in footnote (10) below which are held of record by Foundation Capital VI, L.P. and Foundation Capital VI Principals Fund, LLC. Mr. Vassallo is a managing member of Foundation Capital Management Co. VI, LLC, the manager of each of Foundation Capital VI, L.P. and Foundation Capital VI Principals Fund, LLC, and may be deemed to share voting and dispositive power over the shares held by Foundation Capital VI, L.P. and Foundation Capital VI Principals Fund, LLC.
(8)	Consists solely of the shares described in footnote (11) below which are held of record by Accel X L.P., Accel X Strategic Partners L.P. and Accel Investors 2009 L.L.C. Mr. Wong is a managing member of Accel X Associates L.L.C., the general partner of each of Accel X L.P. and Accel X Strategic Partners L.P., and of Accel Investors 2009 L.L.C., and may be deemed to share voting and dispositive power over the shares held by Accel X L.P., Accel X Strategic Partners L.P. and Accel Investors 2009 L.L.C.
(9)	Consists of (i) 38,779,739 shares held of record by our current directors and executive officers and (ii) 2,664,850 shares issuable pursuant to outstanding stock options held by our current directors and executive officers which are exercisable within 60 days of June 1, 2015.
(10)	Consists of (i) 16,006,304 shares held of record by Foundation Capital VI, L.P. and (ii) 178,845 shares held of record by Foundation Capital VI Principals Fund, LLC. Foundation Capital Management Co. VI, LLC is the general partner of each of Foundation Capital VI, L.P. and Foundation Capital VI Principals Fund, LLC. William Elmore, Paul Koontz, Mike Schuh, Paul Holland, Richard Redelfs, Charles Moldow, Steve Vassallo, and Warren Weiss are the managing members of Foundation Capital Management Co. VI, LLC and may be deemed to share voting and investment power over the shares held by Foundation Capital VI, L.P. and Foundation Capital VI Principals Fund, LLC. The address of each of these entities is 250 Middlefield Road, Menlo Park, CA 94025.
(11)	Consists of (i) 9,745,451 shares held of record by Accel X L.P., (ii) 731,424 shares held of record by Accel X Strategic Partners L.P. and (iii) 391,251 shares held of record by Accel Investors 2009 L.L.C. Accel X Associates L.L.C. is the general partner of each of Accel X L.P. and Accel X Strategic Partners L.P. Andrew G. Braccia, James W. Breyer, Kevin J. Efrusy, Sameer K. Gandhi, Ping Li, Tracy L. Sedlock and Richard P. Wong are the managing members of each of Accel X Associates L.L.C. and Accel Investors 2009 L.L.C. and may be deemed to share voting and dispositive power over the shares held by Accel X L.P., Accel X Strategic Partners L.P. and Accel Investors 2009 L.L.C. The address of each of these entities is 428 University Avenue, Palo Alto, CA 94301.
(12)

Consists of (i) 3,003,733 shares held of record by The Canyon Value Realization Master Fund, L.P. (“CVRMF”), (ii) 2,628,268 shares held of record by Canyon Balanced Master Fund, Ltd. (“CBMF”), (iii) 1,501,868 shares held of record by Canyon Value Realization Fund, L.P. (“CVRF”) and (iv) 375,468 shares held of record by Canyon-GRF Master Fund II, L.P. (“CGRFMF”). Canyon Capital Advisors LLC (“CCA”) is the investment advisor of, or the general partner of, each of CVRMF, CBMF, CVRF, CGRFMF. Joshua S. Friedman and Mitchell R. Julis are the co-chairmen and co-chief executive officers of CCA and may be deemed to share voting and dispositive power over the shares held by CVRMF, CBMF, CVRF and

CGRFMF. The address of each of CCA and CVRF is 2000 Avenue of the Stars, 11th Floor, Los Angeles, California 90067. The address of each of CVRMF, CBMF and CGRFMF is Ugland House, Grand Cayman, Cayman Islands KY1-1104.

(13)	Consists of (i) 7,107,926 shares held of record by Sequoia Capital U.S. Growth Fund IV, L.P. and (ii) 308,976 shares held of record by Sequoia Capital USGF Principals Fund IV, L.P. SC US (TTGP), LTD. is the general partner of SCGF IV Management, L.P., which is the general partner of each of Sequoia Capital U.S. Growth Fund IV, L.P. and Sequoia Capital USGF Principals Fund IV, L.P. (collectively, the “Sequoia Capital GFIV Funds”). The directors and stockholders of SC US (TTGP), LTD. that exercise voting and investment discretion with respect to the Sequoia Capital GFIV Funds’ investments are Roelof Botha, Scott Carter, Michael Goguen, James Goetz, Douglas Leone and Michael Moritz. As a result, and by virtue of the relationships described in this footnote, each such person may be deemed to share beneficial ownership of the shares held by the Sequoia Capital GFIV Funds. The address of each of these entities is 2800 Sand Hill Road, Suite 101, Menlo Park, CA 94025.
(14)	Consists of 6,155,800 shares held of record by Madrone Partners, L.P. Madrone Capital Partners, LLC is the general partner of Madrone Partners, L.P. Greg Penner, Thomas Patterson and Jameson McJunkin are the Managers of Madrone Capital Partners, LLC and may be deemed to share voting and dispositive power over the shares held by Madrone Partners, L.P. The address of each of these entities is 3000 Sand Hill Circle, Building 1, Suite 150, Menlo Park, CA 94025.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common stock and preferred stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws which will be in effect after the completion of this offering. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation, amended and restated bylaws, amended and restated investors’ rights agreement and shareholders agreement, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

Immediately following the completion of this offering, our authorized capital stock will consist of              shares of capital stock, $         par value per share, of which:

•	shares are designated as common stock; and

•	shares are designated as preferred stock.

As of March 31, 2015, there were 79,491,627 shares of our common stock outstanding, held by 252 stockholders of record, and no shares of our preferred stock outstanding, assuming the automatic conversion of all outstanding shares of our convertible preferred stock into shares of our common stock effective immediately prior to the completion of this offering.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy” for additional information.

Voting Rights

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation establishes a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of our stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Fully Paid and Non-Assessable

All of the outstanding shares of our common stock are, and the shares of our common stock to be issued pursuant to this offering will be, fully paid and non-assessable.

Preferred Stock

After the completion of this offering, no shares of our preferred stock will be outstanding. Pursuant to our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue from time to time shares of preferred stock in one or more series. Our board of directors may designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, redemption rights, liquidation preference, sinking fund terms, and the number of shares constituting any series or the designation of any series. The issuance of preferred stock could have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying, deterring, or preventing a change in control. Such issuance could have the effect of decreasing the market price of our common stock. We currently have no plans to issue any shares of preferred stock.

Options

As of March 31, 2015, we had outstanding options to purchase an aggregate of 10,610,240 shares of our common stock, with a weighted-average exercise price of approximately $4.46 per share, under our equity compensation plans and the equity compensation plan we assumed in connection with one of our acquisitions.

Restricted Stock Units

As of March 31, 2015, we had outstanding 947,342 shares of our common stock issuable upon the vesting of RSUs under our equity compensation plans.

Registration Rights

After the completion of this offering, certain holders of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our amended and restated investors’ rights agreement (the “IRA”) and our shareholders agreement (the “Shareholders Agreement”). We and certain holders of our preferred stock are parties to the IRA. We and certain former securityholders of CEE are parties to the Shareholders Agreement. The registration rights set forth in the IRA and the Shareholders Agreement will expire seven years following the completion of this offering, or, with respect to any particular stockholder, when such stockholder is able to sell all of its shares entitled to registration rights pursuant to Rule 144 of the Securities Act during any 90-day period. We will pay the registration expenses (other than underwriting discounts and commissions and stock transfer taxes) of the holders of the shares registered pursuant to the registrations described below.

Demand Registration Rights

After the completion of this offering, the holders of up to              shares of our common stock will be entitled to certain demand registration rights. At any time beginning 180 days after the effective date of this offering, the holders of at least a majority of these shares then outstanding can request that we file a registration statement to register the offer and sale of their shares. We are obligated to effect only two such registrations. Such request for registration must cover securities the anticipated aggregate public offering price of which, before payment of underwriting discounts and commissions, is at least $60,000,000 for the first request, and at least $10,000,000 for the second request. If we determine that it would be materially detrimental to us and our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days.

Piggyback Registration Rights

After the completion of this offering, the holders of up to              shares of our common stock will be entitled to certain “piggyback” registration rights. If we propose to register the offer and sale of shares of our common stock under the Securities Act, all holders of these shares then outstanding can request that we include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (i) a registration on Form S-8 relating solely to employee stock option, stock purchase or other benefit plans, or (ii) a registration on Form S-4 relating solely to a transaction covered by Rule 145 promulgated under the Securities Act, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration. The holders of these shares have waived such right with respect to this offering.

S-3 Registration Rights

After the completion of this offering, the holders of up to              shares of our common stock will be entitled to certain Form S-3 registration rights. The holders of at least a majority of these shares then outstanding can request that we register the offer and sale of their shares of our common stock on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers securities the anticipated aggregate public offering price of which, before payment of underwriting discounts and commissions, is at least $3,000,000. These stockholders may make an unlimited number of requests for registration on a registration statement on Form S-3. However, we will not be required to effect a registration on Form S-3 if we have effected two such registrations within the 12-month period preceding the date of the request. Additionally, if we determine that it would be materially detrimental to us and our stockholders to effect such a registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days.

Anti-Takeover Provisions

The provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, which are summarized below, may have the effect of delaying or discouraging another person from acquiring control of us. These provisions are designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We will be governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	the transaction was approved by the board of directors prior to the time that the stockholder became an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” as a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing changes in control of our company.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws will include a number of provisions that could delay or discourage an unsolicited takeover or a change in control or changes in our board of directors or management team, including the following:

Board of Directors Vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors and will promote continuity of management.

Classified Board. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that our board of directors is classified into three classes of directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See the section titled “Management—Classified Board of Directors.”

Directors Removed Only for Cause. Our amended and restated certificate of incorporation will provide that stockholders may remove directors only for cause.

Stockholder Action; Special Meeting of Stockholders. Our amended and restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated bylaws will further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our Chief Executive Officer or our President, thus preventing a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual or special meetings of stockholders or to nominate candidates for election as directors at our annual or special meetings of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual or special meetings of stockholders or from making nominations for directors at our annual or special meetings of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

Amendment of Charter Provisions. Any amendment of the above provisions in our amended and restated certificate of incorporation would require approval by holders of at least             % of our then outstanding capital stock.

Issuance of Undesignated Preferred Stock. Our board of directors will have the authority, without further action by our stockholders, to designate and issue shares of preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of undesignated preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

Choice of Forum. Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, New York 11219.

Limitations of Liability and Indemnification

See the section titled “Certain Relationships and Related Party Transactions—Limitation of Liability and Indemnification of Officers and Directors.”

Listing

We have applied to list our common stock on the NASDAQ Stock Market under the symbol “RUN.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to the completion of this offering, there has been no public market for shares our common stock. Future sales of shares of our common stock in the public market after this offering, or the perception that these sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Following the completion of this offering, based on the number of shares of our common stock outstanding as of March 31, 2015 a total of             shares of our common stock will be outstanding. Of these shares, all             shares of our common stock sold in this offering will be eligible for sale in the public market without restriction under the Securities Act, except that any shares of our common stock purchased in this offering by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the conditions of Rule 144 described below.

The remaining shares of our common stock will be deemed “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities will be eligible for sale in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. Subject to the lock-up agreements described below, the provisions of our IRA described under the section titled “Description of Capital Stock—Registration Rights,” the applicable conditions of Rule 144 or Rule 701, and our insider trading policy, these restricted securities will be eligible for sale in the public market from time to time beginning 181 days after the date of this prospectus.

Lock-Up Agreements

We, our executive officers, directors and holders of substantially all of our common stock and securities convertible into or exercisable or exchangeable for shares of our common stock have entered into lock-up agreements with the underwriters of this offering under which we and they have agreed that, subject to certain exceptions, without the prior written consent of Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co., and Morgan Stanley & Co. LLC (the “Representatives”), we and they will not dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock for a period of 180 days after the date of this prospectus. The Representatives may, in their discretion, release any of the securities subject to these lock-up agreements at any time. See the section titled “Underwriting” for a description of certain exceptions to this agreement. In addition, holders of all of our common stock and securities convertible into or exercisable or exchangeable for shares of our common stock have entered into market standoff agreements with us.

Rule 144

Rule 144 generally provides that, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a stockholder who is not deemed to have been one of our affiliates at any time during the preceding 90 days and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell such shares in reliance upon Rule 144 without complying with the volume limitation, manner of sale or notice conditions of Rule 144. If such stockholder has beneficially owned the shares of our common stock proposed to be sold for at least one year, then such person is entitled to sell such shares in reliance upon Rule 144 without complying with any of the conditions of Rule 144.

Rule 144 also provides that a stockholder who is deemed to have been one of our affiliates at any time during the preceding 90 days and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell such shares in reliance upon Rule 144 within any three-month period beginning 90 days after the date of this prospectus a number of shares that does not exceed the greater of

•	1% of the number of shares of our capital stock then outstanding, which will equal shares immediately after the completion of this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales of our common stock made in reliance upon Rule 144 by a stockholder who is deemed to have been one of our affiliates at any time during the preceding 90 days are also subject to the current public information, manner of sale and notice conditions of Rule 144.

Rule 701

Rule 701 generally provides that, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a stockholder who purchased shares of our common stock pursuant to a written compensatory benefit plan or contract and who is not deemed to have been one of our affiliates at any time during the preceding 90 days may sell such shares in reliance upon Rule 144 without complying with the current public information or holding period conditions of Rule 144. Rule 701 also provides that a stockholder who purchased shares of our common stock pursuant to a written compensatory benefit plan or contract and who is deemed to have been one of our affiliates during the preceding 90 days may sell such shares under Rule 144 without complying with the holding period condition of Rule 144. However, all stockholders who purchased shares of our common stock pursuant to a written compensatory benefit plan or contract are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

Registration Rights

After the completion of this offering, the holders of up to              shares of our common stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. The registration of these shares of our common stock under the Securities Act would result in these shares becoming eligible for sale in the public market without restriction under the Securities Act immediately upon the effectiveness of such registration, subject to the Rule 144 limitations applicable to affiliates. See the section titled “Description of Capital Stock—Registration Rights” for a description of these registration rights.

Registration Statement

After the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of our common stock subject to equity awards outstanding or reserved for issuance under our equity compensation plans. The shares of our common stock covered by such registration statement will be eligible for sale in the public market without restriction under the Securities Act immediately upon the effectiveness of such registration statement, subject to vesting restrictions, the conditions of Rule 144 applicable to affiliates, and any applicable market standoff agreements and lock-up agreements. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for a description of our equity compensation plans.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the ownership and disposition of our common stock sold pursuant to this offering, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction or under U.S. federal gift and estate tax laws. In addition, this discussion does not address the potential application of the alternative minimum tax provisions, the tax on net investment income, or any tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	tax-qualified retirement plans;

•	tax-exempt organizations;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	brokers or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than 5% of our common stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	partnerships or entities classified as partnerships for U.S. federal income tax purposes and other pass-through entities (and investors therein);

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors with respect to the tax consequences of the ownership and disposition of our common stock.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are a beneficial owner of our common stock, other than a partnership or other entity classified as a partnership for U.S. federal income tax purposes, that is not:

•	an individual citizen or resident of the United States (for U.S. federal income tax purposes);

•	a corporation, or other entity taxable as a corporation created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia, or other entity treated as such for U.S. federal income tax purposes;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a U.S. person.

Distributions

We have not made any distributions on our common stock and we do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Subject to the discussion below on effectively connected income, any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us or the applicable withholding agent with an IRS Form W-8BEN (or successor form) or other appropriate version of IRS Form W-8 (or successor form) certifying qualification for the reduced rate. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, that are attributable to a permanent establishment or a fixed base maintained by you in the United States), are exempt from such withholding tax. In order to obtain this exemption, you must provide us or the applicable withholding agent with an IRS Form W-8ECI (or successor form) or other applicable IRS Form W-8 (or successor form) properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, generally are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding and foreign accounts, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by you in the United States);

•	you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

We believe that we are not currently and will not become a USRPHC and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, as to which there can be no assurance, such common stock will be treated as U.S. real property interests only if you actually or constructively own more than 5% of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale at the same graduated U.S. federal income tax rates applicable to U.S. persons, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which tax may be offset by U.S.-source capital losses for the year. You should consult any applicable income tax or other treaties that may provide for different rules.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends on or of proceeds from the disposition of our common stock made to you may be subject to additional information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example, by properly certifying your non-U.S. status on an IRS Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if the applicable withholding agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Accounts

Legislation commonly referred to as FATCA generally imposes a U.S. federal withholding tax of 30% on dividends on and the gross proceeds of a sale or other disposition of our common stock, paid to a “foreign financial institution” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the

U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on and the gross proceeds of a sale or other disposition of our common stock paid to a “non-financial foreign entity” (as specifically defined for purposes of these rules) unless such entity provides the withholding agent with a certification identifying certain substantial direct and indirect U.S. owners of the entity, certifies that there are none or otherwise establishes an exemption. The withholding provisions under FATCA generally apply to dividends on our common stock and, under current transitional rules, are expected to apply with respect to the gross proceeds of a sale or other disposition of our common stock on or after January 1, 2017. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement to be dated the date of this prospectus, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co., and Morgan Stanley & Co. LLC are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
Goldman, Sachs & Co.
Morgan Stanley & Co. LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
RBC Capital Markets, LLC
KeyBanc Capital Markets Inc.
SunTrust Robinson Humphrey, Inc.

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to             additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel including the validity of the shares, and subject to other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The offering of the shares by the underwriters is also subject to the underwriters’ right to reject any order in whole or in part.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of up to $         per share. After the initial public offering the representatives may change the public offering price and selling concession to broker/dealers.

The following table summarizes the compensation we and the selling stockholders will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting discounts and commissions paid by us	$	$	$	$
Underwriting discounts and commissions paid by the selling stockholders	$	$	$	$

We estimate that our out of pocket expenses for this offering (not including any underwriting discounts and commissions) will be approximately $         million.

We have agreed to reimburse the underwriters for expenses of up to $         related to clearance of this offering with the Financial Industry Regulatory Authority, Inc. (“FINRA”).

The underwriters have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

We have agreed that we will not offer, sell, issue, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 180 days after the date of this prospectus. The restrictions described in this paragraph do not apply in certain circumstances, including in connection with the issuance of employee stock options.

Our officers, directors and substantially all of our existing security holders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 180 days after the date of this prospectus. The restrictions in this paragraph do not apply in certain circumstances, including sales of shares purchased in the open market after this offering or in the directed share program (provided that the seller is not an officer, director or Section 16 filer); transfers of shares to us upon a vesting event, upon the exercise of options or the repurchase of securities by us; transfers pursuant to divorce decrees, domestic orders, separation agreements or in similar circumstances provided that the transferee agrees to be bound by such restrictions; and transfers pursuant to a bona fide third-party tender offer, merger or other similar transaction made to all holders of our securities involving a “change of control” occurring after this offering that has been approved by our board of directors.

We and the selling stockholders have agreed to indemnify the several underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We have applied to our common stock on The NASDAQ Stock Market under the symbol “RUN.”

Prior to the offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In determining the initial public offering price, we and the representatives expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the underwriters;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the recent market prices of, and demand for, publicly-traded common stock of generally comparable companies;

•	the general condition of the securities markets at the time of the offering; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that shares of our common stock will trade in the public market at or above the initial public offering price.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, creating a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ Stock Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received, may continue to receive or will receive customary fees, commissions and/or expenses. We have entered into tax equity financings, credit and loan agreements and equity financings with certain of the underwriters and their affiliates and may do so again in the future.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Directed Share Program

At our request, the underwriters have reserved up to 5% of the shares of common stock offered by this prospectus for sale, at the initial public offering price, to                                         . The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

Selling Restrictions

EEA restriction

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus (the “Shares”) may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are qualified investors as defined under the Prospectus Directive;

(b) by the underwriter to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of Shares shall result in a requirement for the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

The underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Notice to United Kingdom Investors

This prospectus is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in the shares described herein. The shares may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland, and neither this document nor any other offering or marketing material relating to the shares may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, nor the Company nor the shares have been or will be filed with or approved by any Swiss regulatory authority. The shares are not subject to the supervision by any Swiss regulatory authority, e.g., the Swiss Financial Markets Supervisory Authority FINMA (FINMA), and investors in the shares will not benefit from protection or supervision by such authority.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

LEGAL MATTERS

Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California, which has acted as our counsel in connection with this offering, will pass upon the validity of the shares of our common stock being offered by this prospectus. The underwriters have been represented by Davis Polk & Wardwell LLP, Menlo Park, California.

EXPERTS

The consolidated financial statements of Sunrun Inc. as of December 31, 2013 and 2014 and for each of the two years in the period ended December 31, 2014 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of said firm as experts in accounting and auditing.

The combined financial statements of the Noncommercial Operations of Mainstream Energy Corporation as of January 31, 2014 and December 31, 2013 and for the month ended January 31, 2014 and the year ended December 31, 2013 included in this prospectus have been so included in reliance on the report of KPMG LLP, an independent public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement is this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of the exhibits by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates or view them online. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains the registration statement of which this prospectus forms a part, as well as the exhibits thereto. These documents, along with future reports, proxy statements and other information about us, are available at the SEC’s website, www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.sunrun.com. Upon the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

SUNRUN INC.

MAINSTREAM ENERGY CORPORATION

Distribution, Product Development and Residential Installation Operations

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders of Sunrun Inc.

We have audited the accompanying consolidated balance sheets of Sunrun Inc. as of December 31, 2013 and 2014, and the related consolidated statements of operations, comprehensive loss, redeemable noncontrolling interests and equity, and cash flows for each of the two years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sunrun Inc. at December 31, 2013 and 2014, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

San Francisco, California

March 26, 2015

SUNRUN INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share values)

	As of December 31,		March 31,
	2013	2014	2015
			(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$99,699	$152,154	$105,473
Restricted cash	6,062	2,534	4,283
Accounts receivable (net of allowances for doubtful accounts of $346, $703 and $924 (unaudited) as of December 31, 2013 and 2014, and March 31, 2015 respectively)	17,220	43,189	49,145
Grants receivable	89	5,183	—
Inventories	—	23,914	35,451
Prepaid expenses and other current assets	4,592	9,560	9,846
Deferred tax assets, current	332	3,048	4,695

Total current assets	127,994	239,582	208,893
Restricted cash	3,919	6,012	7,259
Solar energy systems, net	1,080,996	1,484,251	1,587,867
Property and equipment, net	7,484	22,195	24,263
Intangible assets, net	—	13,111	12,569
Goodwill	—	51,786	51,786
Prepaid tax asset	103,957	109,534	113,456
Other assets	6,234	9,314	10,462

Total assets(1)	$1,330,584	$1,935,785	$2,016,555

Liabilities and total equity
Current liabilities:
Accounts payable	$18,091	$51,166	$73,007
Distributions payable to noncontrolling interests and redeemable noncontrolling interests	16,189	6,764	5,937
Accrued expenses and other liabilities	13,263	25,445	31,445
Deferred revenue, current portion	24,594	44,398	50,293
Deferred grant, current portion	13,687	13,754	14,008
Capital lease obligation, current portion	—	1,593	3,128
Line of credit	24,000	—	—
Long-term debt, current portion	2,214	2,602	2,417
Lease pass-through financing obligation, current portion	12,124	5,161	7,000

Total current liabilities	124,162	150,883	187,235
Deferred revenue, net of current portion	321,057	467,726	497,794
Deferred grant, net of current portion	234,116	226,801	222,948
Capital lease obligation, net of current portion	—	5,761	6,147
Line of credit	—	48,597	48,675
Long-term debt, net of current portion	141,546	188,052	188,604
Lease pass-through financing obligation, net of current portion	65,143	180,224	189,343
Other liabilities	2,678	2,424	2,312
Deferred tax liabilities	104,290	112,597	118,151

Total liabilities(1)	992,992	1,383,065	1,461,209
Redeemable noncontrolling interests in subsidiaries	109,665	135,948	142,375
Stockholders’ equity:
Convertible preferred stock, $0.0001 par value—authorized, 45,211, 57,028 and 57,028 (unaudited) shares as of December 31, 2013, 2014, and March 31, 2015 respectively; issued and outstanding, 43,998, 54,841 and 54,841 (unaudited) shares as of December 31, 2013, 2014, and March 31, 2015 respectively; aggregate liquidation value of $155,463, $305,883 and $305,883 (unaudited) as of December 31, 2013, 2014, and March 31, 2015 (unaudited) respectively	4	5	5
Common stock, $0.0001 par value—authorized, 87,801, 119,547 and 125,047 (unaudited) shares as of December 31, 2013, 2014, and March 31, 2015 respectively; issued and outstanding, 10,412, 24,249 and 24,651 (unaudited) shares as of December 31, 2013 and 2014, and March 31, 2015 respectively	1	2	2
Additional paid-in capital	153,129	383,860	388,152
Accumulated other comprehensive loss	—	—	(1,793)
Accumulated earnings (deficit)	17,065	(58,850)	(76,845)

Total stockholders’ equity	170,199	325,017	309,521
Noncontrolling interests in subsidiaries	57,728	91,755	103,450

Total equity	227,927	416,772	412,971

Total liabilities, redeemable noncontrolling interests in subsidiaries and total equity	$1,330,584	$1,935,785	$2,016,555

(1)	The Company’s consolidated assets as of December 31, 2013 and 2014, and March 31, 2015, include $803,587, $986,878, and $1,067,144 (unaudited) respectively, in assets of variable interest entities, or VIEs, that can only be used to settle obligations of the VIEs. Solar energy systems, net, as of December 31, 2013 and 2014, and March 31, 2015 were $757,670, $942,655 and $1,010,871 (unaudited), respectively; cash and cash equivalents as of December 31, 2013 and 2014, and March 31, 2015 were $33,546, $29,099 and $40,140 (unaudited), respectively; restricted cash as of December 31, 2013 and 2014, and March 31, 2015 were $1,159, $593 and $649 (unaudited), respectively; accounts receivable, net as of December 31, 2013 and 2014, and March 31, 2015 were $11,092, $14,351 and $15,274 (unaudited), respectively; grants and state tax credits receivable as of December 31, 2013, and 2014, and March 31, 2015 were $89, $0, and $0 (unaudited), respectively; prepaid expenses and other current assets as of December 31, 2013 and 2014, and March 31, 2015 were $31, $180 and $210 (unaudited), respectively. The Company’s consolidated liabilities as of December 31, 2013 and 2014, and March 31, 2015 include $442,426, $474,348 and $487,357 (unaudited), respectively, in liabilities of VIEs whose creditors have no recourse to the Company. These liabilities include accounts payable as of December 31 2013 and 2014, and March 31, 2015 were $7,970, $9,057 and $14,650 (unaudited) respectively; distributions payable to noncontrolling interests and redeemable noncontrolling interests as of December 31, 2013 and 2014 and March 31, 2015 were $16,189, $6,426 and $5,937 (unaudited) respectively; accrued expenses and other liabilities as of December 31, 2013 and 2014, and March 31, 2015 were $0, $340 and $386 (unaudited) respectively; deferred revenue as of December 31, 2013 and 2014, and March 31, 2015 were $235,855, $301,792 and $312,082 (unaudited) respectively; deferred grants as of December 31, 2013 and 2014, and March 31, 2015 were $145,913, $123,351 and $121,523 respectively; and long-term debt as of December 31, 2013 and 2014, and March 31, 2015 were $36,499, $33,382 and $32,779 (unaudited) respectively.

SUNRUN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share values)

	Years Ended December 31,				Three Months Ended March 31,
	2013		2014		2014		2015
					(Unaudited)
Revenue:
Operating leases and incentives		$54,740		$84,006		$18,441		$22,308
Solar energy systems and product sales		—		114,551		11,962		27,369

Total revenue		54,740		198,557		30,403		49,677
Operating expenses:
Cost of operating leases and incentives		43,088		72,898		14,896		21,377
Cost of solar energy systems and product sales		—		100,802		10,475		25,330
Sales and marketing		22,395		78,723		12,589		24,926
Research and development		9,984		8,386		1,927		2,287
General and administrative		33,242		68,098		12,650		20,306
Amortization of intangible assets		—		2,269		463		542

Total operating expenses		108,709		331,176		53,000		94,768

Loss from operations		(53,969)		(132,619)		(22,597)		(45,091)
Interest expense, net		11,752		27,521		5,662		7,130
Loss on early extinguishment of debt		—		4,350		—		—
Other expenses		365		3,043		460		299

Loss before income taxes		(66,086)		(167,533)		(28,719)		(52,520)
Income tax expense (benefit)		2,508		(4,980)		(4,980)		—

Net loss		(68,594)		(162,553)		(23,739)		(52,520)

Net loss attributable to noncontrolling interests and redeemable noncontrolling interests		(64,294)		(86,638)		(12,872)		(34,525)

Net loss attributable to common stockholders		$(4,300)		$(75,915)		$(10,867)		$(17,995)

Net loss per share attributable to common shareholders—basic and diluted		$(0.44)		$(3.33)		$(0.57)		$(0.74)
Weighted average shares used to compute net loss per share attributable to common stockholders—basic and diluted		9,780		22,795		19,021		24,427

Unaudited pro forma net loss per share attributable to common shareholders—basic and diluted	$		$		$		$
Unaudited weighted average shares used to compute unaudited pro forma net loss per share attributable to common stockholders—basic and diluted

SUNRUN INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Years ended December 31,		Three Months Ended March 31,
	2013	2014	2014	2015
			(Unaudited)
Net loss attributable to common stockholders	$(4,300)	$(75,915)	$(10,867)	$(17,995)
Other comprehensive loss:
Unrealized loss on derivatives, net of tax benefit	—	—	—	(1,793)

Comprehensive loss	$(4,300)	$(75,915)	$(10,867)	$(19,788)

SUNRUN INC.

CONSOLIDATED STATEMENTS OF

REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY

(In thousands)

	Redeemable Noncontrolling Interests	Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Earnings (Deficit)	Total Stockholders’ Equity	Noncontrolling Interests	Total Equity
		Shares	Amount	Shares	Amount
Balance—January 1, 2013	$95,941	43,998	$4	9,450	$1	$152,134	$—	$21,365	$173,504	$57,472	$230,976
Exercise of stock options	—	—	—	962	—	1,119	—	—	1,119	—	1,119
Stock-based compensation	—	—	—	—	—	2,655	—	—	2,655	—	2,655
Acquisition of noncontrolling interests	(16,906)	—	—	—	—	(5,118)	—	—	(5,118)	—	(5,118)
Income tax effect of acquisition of noncontrolling interest	—	—	—	—	—	2,339	—	—	2,339	—	2,339
Contributions from noncontrolling interests and redeemable noncontrolling interests	73,189	—	—	—	—	—	—	—	—	92,142	92,142
Distribution to noncontrolling interests and redeemable noncontrolling interests	(8,973)	—	—	—	—	—	—	—	—	(61,178)	(61,178)
Net loss	(33,586)	—	—	—	—	—	—	(4,300)	(4,300)	(30,708)	(35,008)

Balance—December 31, 2013	$109,665	43,998	$4	10,412	$1	$153,129	$—	$17,065	$170,199	$57,728	$227,927

Conversion of Preferred Stock	—	(36)	—	36	—	—	—	—	—	—	—
Issuance of Series E convertible preferred stock net of issuance costs of $7,108	—	10,879	1	—	—	143,392	—	—	143,393	—	143,393
Issuance of shares for an acquisition	—	—	—	12,763	1	75,280	—	—	75,281	—	75,281
Exercise of stock options	—	—	—	1,038	—	2,707	—	—	2,707	—	2,707
Stock-based compensation	—	—	—	—	—	9,352	—	—	9,352	—	9,352
Contributions from noncontrolling interests and redeemable noncontrolling interests	88,837	—	—	—	—	—	—	—	—	80,653	80,653
Distributions to noncontrolling interests and redeemable noncontrolling interests	(11,619)	—	—	—	—	—	—	—	—	(10,923)	(10,923)
Net loss	(50,935)	—	—	—	—	—	—	(75,915)	(75,915)	(35,703)	(111,618)

Balance—December 31, 2014	$135,948	54,841	$5	24,249	$2	$383,860	$—	$(58,850)	$325,017	$91,755	$416,772

	Redeemable Noncontrolling Interests	Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Earnings (Deficit)	Total Stockholders’ Equity	Noncontrolling Interests	Total Equity
		Shares	Amount	Shares	Amount
Balance—January 1, 2015	$135,948	54,841	$5	24,249	$2	$383,860	$—	$(58,850)	$325,017	$91,755	$416,772
Exercise of stock options (unaudited)	—	—	—	402	—	1,058	—	—	1,058	—	1,058
Stock-based compensation (unaudited)	—	—	—	—	—	3,234	—	—	3,234	—	3,234
Contributions from noncontrolling interests and redeemable noncontrolling interests (unaudited)	20,399	—	—	—	—	—	—	—	—	38,942	38,942
Distributions to noncontrolling interests and redeemable noncontrolling interests (unaudited)	(3,650)	—	—	—	—	—	—	—	—	(3,044)	(3,044)
Net loss (unaudited)	(10,322)	—	—	—	—	—	—	(17,995)	(17,995)	(24,203)	(42,198)
Unrealized loss on derivatives (unaudited)	—	—	—	—	—	—	(1,793)	—	(1,793)	—	(1,793)

Balance—March 31, 2015 (unaudited)	$142,375	54,841	$5	24,651	$2	$388,152	$(1,793)	$(76,845)	$309,521	$103,450	$412,971

SUNRUN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	As of December 31,		Three Months Ended March 31,
	2013	2014	2014	2015
			(Unaudited)
Operating activities:
Net loss	$(68,594)	$(162,553)	$(23,739)	$(52,520)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Loss on early extinguishment of debt	—	4,350	—	—
Depreciation and amortization, net of amortization of deferred Treasury grant income	30,192	49,541	10,534	15,429
Bad debt expense	172	546	59	457
Interest on lease pass-through financing	6,437	10,204	1,686	3,474
Noncash interest expense	1,551	2,384	590	2,635
Stock—based compensation expense	2,655	9,218	1,847	3,220
Reduction in lease pass—through financing obligations	(9,573)	(12,323)	(2,250)	(4,887)
Deferred income taxes	2,340	5,259	4,477	3,907
Changes in operating assets and liabilities:
Accounts receivable	(1,123)	(14,483)	1,372	(5,521)
Inventories	—	(3,788)	1,775	(11,537)
Prepaid and other assets	(1,839)	(12,008)	(9,237)	1,148
Accounts payable	1,351	11,364	(1,043)	26,932
Accrued expenses and other liabilities	2,734	6,966	6,357	2,643
Deferred revenue	57,071	97,395	18,836	12,304

Net cash provided by (used in) operating activities	23,374	(7,928)	11,264	(2,316)

Investing activities:
Payments for the costs of solar energy systems	(322,034)	(412,267)	(60,544)	(131,291)
Purchases of property and equipment	(3,720)	(15,317)	(1,882)	(1,947)
Acquisitions of businesses, net of cash acquired	—	(36,384)	(35,718)	—

Net cash used in investing activities	(325,754)	(463,968)	(98,144)	(133,238)

Financing activities:
Proceeds from U.S. Treasury grants and state tax credits	29,321	1,579	107	5,153
Proceeds from issuance of debt	148,282	192,750	9,356	—
Repayment of debt	(612)	(120,054)	(869)	(690)
Payment of debt fees	(5,493)	(7,939)	(225)	—
Proceeds from issuance of convertible preferred stock, net of issuance costs	—	143,393	119,623	—
Proceeds from lease pass-through financing obligations	64,888	174,159	15,315	35,130
Contributions received from noncontrolling interests and redeemable noncontrolling interests	165,331	169,490	55,634	59,341
Distributions paid to noncontrolling interests and redeemable noncontrolling interests	(63,907)	(31,967)	(7,738)	(7,521)
Acquisition of noncontrolling interests	(22,024)	(21)	—	—
Proceeds from exercises of stock options	1,119	2,707	882	1,058
Payment of capital lease obligation	—	(1,181)	(204)	(602)
Change in restricted cash	(4,611)	1,435	448	(2,996)

Net cash provided by financing activities	312,294	524,351	192,329	88,873
Net increase (decrease) in cash and cash equivalents	9,914	52,455	105,449	(46,681)
Cash and cash equivalents, beginning of year	89,785	99,699	99,699	152,154

Cash and cash equivalents, end of year	$99,699	$152,154	$205,148	$105,473

Supplemental disclosures of cash flow information
Cash paid for interest	$3,657	$11,101	$3,239	$991

Supplemental disclosures of noncash investing and financing activities
Costs of solar energy systems included in accounts payable	$14,469	$14,074	$16,212	$19,165

Distributions payable to noncontrolling interests and redeemable noncontrolling interests	$16,189	$6,764	$13,496	$5,937

Vehicles acquired under capital leases	$—	$5,666	$264	$2,281

Noncash purchase consideration on acquisition of business	$—	$76,964	$76,964	$—

SUNRUN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Organization

Sunrun Inc. (“Sunrun” or “the Company”) was originally formed in 2007 as a California limited liability company, and was converted into a Delaware corporation in 2008. The Company was formed to sell, develop, own and manage residential solar energy systems (“Projects”) in the United States. In February 2014, the Company completed the acquisition of the residential business of Mainstream Energy Corporation, as well as REC Solar, Inc. and AEE Solar, Inc. (collectively “MEC”). REC Solar, Inc. specializes in the sales, design and installation of solar energy systems for residential customers, with operations located throughout the United States. AEE Solar, Inc. distributes solar energy products and material used in the design, installation and maintenance of solar energy systems. AEE Solar, Inc. also develops mounting structures which are sold through the installation and distribution operations under the SnapNrack brand.

Sunrun acquires customers directly and through relationships with various solar and strategic partners (“Partners”). The Projects are constructed either by Sunrun or by Sunrun’s Partners and are owned by the Company. Sunrun’s customers enter into a power purchase agreement (“PPA”) or a lease (each, a “Customer Agreement”) which typically has a term of 20 years. Sunrun monitors, maintains and insures the Projects. As a result of the MEC acquisition completed in February, the Company also sells solar energy systems and products to customers.

The Company has formed various subsidiaries (“Funds”) to finance the development of Projects. These subsidiaries, structured as limited liability companies, obtain financing from outside investors and purchase or lease Projects from Sunrun under master purchase or master lease agreements. The Company currently utilizes three legal structures in its investment funds, which are referred to as: (i) lease pass-throughs, (ii) partnership-flips and (iii) joint venture (“JV”) inverted leases.

2.    Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) and reflect the accounts and operations of the Company and those of its subsidiaries, including Funds, in which the Company has a controlling financial interest. The typical condition for a controlling financial interest ownership is holding a majority of the voting interests of an entity. However, a controlling financial interest may also exist in entities, such as variable interest entities (“VIEs”), through arrangements that do not involve controlling financial interests. In accordance with the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 810 (“ASC 810”) Consolidation, the Company consolidates any VIE of which it is the primary beneficiary. The primary beneficiary, as defined in ASC 810, is the party that has (1) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and (2) the obligation to absorb the losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The Company evaluates its relationships with its VIEs on an ongoing basis to determine whether it continues to be the primary beneficiary. The consolidated financial statements reflect the assets and liabilities of VIEs that are consolidated. All intercompany transactions and balances have been eliminated in consolidation.

Unaudited Interim Consolidated Financial Information

The accompanying interim consolidated balance sheet as of March 31, 2015, the consolidated statements of operations, comprehensive loss, and cash flows for the three months ended March 31, 2014 and 2015, the consolidated statement of redeemable noncontrolling interests and equity for the three months ended March 31,

2015, and the related footnote disclosures are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with GAAP. In management’s opinion, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of our statement of financial position as of March 31, 2015 and our consolidated results of operations and our cash flows for the three months ended March 31, 2014 and 2015. The results for the three months ended March 31, 2015 are not necessary indicative of the results expected for the year ending December 31, 2015 or for any other interim periods or other future years.

Use of Estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company regularly makes significant estimates and assumptions, including, but not limited to the estimates that affect the collectability of accounts receivable, the valuation of inventories, the useful lives and estimated residual values of solar energy systems, the useful lives of property and equipment, the valuation and useful lives of intangible assets, the fair value of assets acquired and liabilities assumed in business combinations, the effective interest rate used to amortize lease pass-through financing obligations, the valuation of stock-based compensation, the valuation of the Company’s common stock, the determination of valuation allowances associated with deferred tax assets, fair value of debt instruments disclosed and the redemption value of redeemable noncontrolling interests. The Company bases its estimates on historical experience and on various other assumptions believed to be reasonable. Actual results may differ from such estimates.

Segment Information

The Company has one operating segment with one business activity, providing solar energy services and products to customers. The Company’s chief operating decision maker (“CODM”) is its Chief Executive Officer, who manages operations on a consolidated basis for purposes of allocating resources. When evaluating performance and allocating resources, the CODM reviews financial information presented on a consolidated basis.

Revenues from external customers for each group of similar products and services are as follows (in thousands):

	Year Ended December 31,		Three Months Ended March 31,
	2013	2014	2014	2015
			(unaudited)
Operating leases	$44,249	$63,962	$12,629	$17,132
Incentives	10,491	20,044	5,812	5,176

Operating leases and incentives	54,740	84,006	18,441	22,308
Solar energy systems	—	23,687	2,352	5,806
Products	—	90,864	9,610	21,563

Solar energy systems and product sales	—	114,551	11,962	27,369

Total revenue	$54,740	$198,557	$30,403	$49,677

Cash and Cash Equivalents

Cash consists of bank deposits held in checking and savings accounts. The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company has exposure to credit risk to the extent cash balances exceed amounts covered by federal deposit insurance. The Company believes that its credit risk is not significant.

Restricted Cash

Restricted cash represents balances collateralizing standby letters of credit, amounts related to replacement of solar energy systems and obligations under certain financing transactions.

Accounts Receivable

Accounts receivable consist of amounts due from customers as well as state and utility rebates due from government agencies and utility companies. Under arrangements with customers, the customers typically assign incentive rebates to the Company.

Accounts receivable are recorded at net realizable value. The Company maintains allowances for the applicable portion of receivables when collection becomes doubtful. The Company estimates anticipated losses from doubtful accounts based upon the expected collectability of all accounts receivables, which takes into account the number of days past due, collection history, identification of specific customer exposure, and current economic trends. Once a receivable is deemed to be uncollectible, it is written off. In 2013 and 2014, the Company recorded provision for bad debt expense of $0.2 million and $0.5 million, respectively, and wrote-off uncollectible receivables of $0.0 million and $0.1 million, respectively. For the three months ended March 31, 2014 and 2015, the Company recorded a provision for bad debt expense of $0.1 million (unaudited) and $0.5 million (unaudited) and wrote-off uncollectible receivables of $0.1 million (unaudited) and $0.2 million (unaudited).

Accounts receivable, net consists of the following (in thousands):

	December 31,		March 31,
	2013	2014	2015
			(unaudited)
Customer receivables	$3,049	$24,477	$28,117
Customer deposits	9,648	11,135	9,547
Other receivables	—	5,936	10,827
Rebates receivable	4,869	2,344	1,578
Allowance for doubtful accounts	(346)	(703)	(924)

Total	$17,220	$43,189	$49,145

Grants Receivable

Grants receivable consists of Section 1603 Grants in Lieu of Tax Credits (“U.S. Treasury grants”) due from the U.S. Treasury Department and state tax credits (“State Grants”). U.S. Treasury grant receivables are recognized upon submission of a grant application to the U.S. Department of Treasury and State Grants receivable are recognized upon submission of the state income tax return.

Inventories

Inventories are stated at the lower of cost or market on a first-in, first-out basis. Inventories consist of raw materials such as photovoltaic panels, inverters and mounting hardware as well as miscellaneous electrical components that are sold as-is by the distribution operations and used in installations and work-in-process. Work-in-process primarily relates to solar energy systems that will be sold to customers, which are partially installed and have yet to pass inspection by the responsible city or utility department. For solar energy systems where the Company performs the installation, the Company commences transferring component parts from inventories to construction in progress, a component of solar energy systems, once a lease contract with a lease customer has been executed and the component parts have been assigned to a specific project. Additional costs incurred including labor and overhead are recorded within construction in progress.

The Company periodically reviews inventories for unusable and obsolete items based on assumptions about future demand and market conditions. Based on this evaluation, provisions are made to write inventories down to their market value.

Solar Energy Systems, net

The Company records solar energy systems leased to customers and solar energy systems that are under installation as solar energy systems, net on its consolidated balance sheet. Solar energy systems, net is comprised of system equipment costs and initial direct costs related to solar energy systems, less accumulated depreciation and amortization. Depreciation on solar energy systems is calculated on a straight-line basis to their estimated residual values over the estimated useful lives of the systems to the Company, which is the expected holding period of typically 20 years, coinciding with the initial lease term of the Company’s Customer Agreements. The Company periodically reviews its estimates of residual value and its estimated useful life and recognizes changes in estimates by prospectively adjusting depreciation expense. Inverters are depreciated over their estimated useful life of 10 years.

Solar energy systems under installation will be depreciated as solar energy systems leased to customers when the respective systems are completed and interconnected.

Initial direct costs from the origination of Customer Agreements are capitalized and amortized over the initial term of the related Customer Agreement and are included within solar energy systems, net in the consolidated balance sheets. Amortization of these costs is recorded in cost of operating leases and incentives in the accompanying consolidated statements of operations.

Property and Equipment, net

Property and equipment, net consists of leasehold improvements, furniture, computer hardware and software, machinery and equipment, and automobiles. All property and equipment are stated at historical cost net of accumulated depreciation. Repairs and maintenance are expensed as incurred.

Property and equipment is depreciated on a straight-line basis over the following periods:

Leasehold improvements	Lesser of estimated useful life of the asset or lease term, which is typically 2 to 6 years
Furniture	5 years
Computer hardware and software	3 years
Machinery and equipment	5-7 years
Automobiles	4-5 years

Capitalization of Software Costs

For costs incurred in the development of internal use software, the Company capitalizes costs incurred during the application development stage. Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal use software is amortized on a straight-line basis over its estimated useful life.

Intangible Assets, net

Finite-lived intangible assets are initially recorded at fair value and presented net of accumulated amortization. Intangible assets are amortized on a straight-line basis over their estimated useful lives as follows:

Customer relationships	6-10 years
Backlog	1 year
Developed technology	5 years
Trade names	4 months to 5 years

Impairment of Long-Lived Assets

The carrying amounts of the Company’s long-lived assets, including solar energy systems and intangible assets subject to depreciation and amortization, are periodically reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable or that the useful life is shorter than originally estimated. Factors that are considered in deciding when to perform an impairment review would include significant negative industry or economic trends and significant changes or planned changes in the use of the assets. Recoverability of these assets is measured by comparison of the carrying amount of each asset to the future undiscounted cash flows the asset is expected to generate over its remaining life. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. If the useful life is shorter than originally estimated, the Company amortizes the remaining carrying value over the new shorter useful life. No impairment of long-lived assets has been recorded for the years ended December 31, 2013 and 2014 or for the three months ended March 31, 2015 (unaudited).

Business Combinations

Acquisitions of entities and certain solar projects with the associated leases that meet the definition of a business are accounted for as business combinations in accordance with ASC 805, Business Combinations. The Company records assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses are expensed as incurred.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed of MEC in February 2014. Goodwill is reviewed for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount may be impaired. The Company has determined that it operates as one reporting unit and the Company’s goodwill is recorded at the enterprise level. The Company performs its annual impairment test of goodwill on October 1 of each fiscal year or whenever events or circumstances change or occur that would indicate that goodwill might be impaired. When assessing goodwill for impairment, the Company uses qualitative and if necessary, quantitative methods in accordance with FASB ASC Topic 350 (“ASC 350”), Goodwill. The Company also considers its enterprise value and if necessary, the Company’s discounted cash flow model, which involves assumptions and estimates, including the Company’s future financial performance, weighted-average cost of capital and interpretation of currently enacted tax laws. Circumstances that could indicate impairment and require the Company to perform a quantitative impairment test include a significant decline in the Company’s financial results, a significant decline in the Company’s enterprise value relative to its net book value, an unanticipated change in competition or the Company’s market share and a significant change in the Company’s strategic plans. The Company did not have any goodwill prior to 2014, and no impairment charges have been recorded to date (unaudited).

Deferred Revenue

Deferred revenue consists of amounts for which the criteria for revenue recognition have not yet been met and includes a) amounts that are collected from customers, including upfront deposits and lease prepayments;

b) rebates and incentives received and receivable from utility companies and various local and state government agencies; c) amounts related to investment tax credits (“ITC”) that the Company monetized in connection with its lease-pass through financing obligations; and d) amounts received related to the sales of solar renewable energy credits (“SRECs”).

Deferred revenue consists of the following (in thousands):

	December 31,		March 31,
	2013	2014	2015
			(unaudited)
Customer payments	$225,391	$311,193	$326,588
Rebates and incentives	92,129	101,318	100,386
ITCs	28,131	85,767	107,502
SRECs	—	13,846	13,611

Total	$345,651	$512,124	$548,087

Deferred Grants

Deferred grants consist of U.S. Treasury grants and State Grants. The Company elected to apply for U.S. Treasury grants that were created by the American Recovery and Reinvestment Act of 2009 (the “ARRA”) as amended by the Tax Relief Unemployment Insurance Reauthorization and Job Creation Act of December 2010 prior to its expiration in 2012.

The Company applied for a renewable energy technologies income tax credit offered by one of the states in the form of a cash payment and deferred the tax credit as a grant on the consolidated balance sheets. The Company initially recorded the grants as deferred grant income and recognizes the benefit on a straight-line basis over the estimated depreciable life of the associated assets as a reduction in cost of operating leases and incentives.

Warranty Accrual

The Company provides warranty service and replacement on the major components and workmanship of all solar energy systems sold and installed. The major components are generally covered under a manufacturer’s limited warranty.

In resolving claims under both the workmanship and design warranties, the Company has the option of remedying the defect to the warranted level through repair, refurbishment, or replacement. The warranty accrual is estimated and is re-evaluated regularly by management based upon the Company’s warranty policy, applicable contractual warranty obligations, an analysis of historical costs and age of installed systems and management’s evaluation of current claims in process. The warranty accrual is recorded as a component of accrued expenses and other liabilities in the Company’s consolidated balance sheets. Prior to the Company’s acquisition of the residential business from MEC in February 2014, no warranty accrual was necessary. Through March 31, 2015, the warranty accrual has not been material (unaudited).

Solar Energy Performance Guarantees

The Company guarantees to customers certain specified minimum solar energy production output for solar facilities over the initial term of the Customer Agreements. The Company monitors the solar energy systems to determine whether these specified minimum outputs are being achieved. If the Company determines that the guaranteed minimum energy output is not achieved, it records a liability for the estimated amounts payable. As of December 31, 2013, 2014 and March 31, 2015, the Company recorded liabilities of $0.1 million, $0.4 million and $0.7 million (unaudited) respectively, as accrued expenses and other current liabilities in the consolidated balance sheets relating to these guarantees based on the Company’s assessment of its exposure.

Derivative Financial Instruments

Beginning in 2015, the Company uses derivative financial instruments, primarily interest rate swaps, to manage its exposure to interest rate risks on its syndicated term loans. All derivatives are recognized on the balance sheet at their fair values. On the date that the Company enters into a derivative contract, the Company formally documents all relationships between the hedging instruments and the hedged items, as well as its risk management objective and strategy for undertaking each hedge transaction.

Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Cash flow hedges are accounted for by recording the fair value of the derivative instrument on the balance sheet as either a freestanding asset or liability. Changes in the fair value of a derivative that is designated and qualifies as an effective cash flow hedge are recorded in accumulated other comprehensive income, net of tax, until earnings are affected by the variability of cash flows of the hedged item. Any derivative gains and losses that are not effective in hedging the variability of expected cash flows of the hedged item or that do not qualify for hedge accounting treatment are recognized directly into income. At the hedge’s inception and at least quarterly thereafter, a formal assessment is performed to determine whether changes in cash flows of the derivative instrument have been highly effective in offseting changes in the cash flows of the hedged items and whether they are expected to be highly effective in the future. The Company discontinues hedge accounting prospectively when (i) it determines that the derivative is no longer effective in offseting changes in the cash flows of a hedged item; (ii) the derivative expires or is sold, terminated, or exercised; or (iii) management determines that designating the derivative as a hedging instrument is no longer appropriate. In all situations in which hedge accounting is discontinued and the derivative remains outstanding, the derivative instrument is carried at its fair market value on the balance sheet with the changes in fair value recognized in current-period earnings. The remaining balance in accumulated other comprehensive income associated with the derivative that has been discontinued is not recognized in the income statement unless it is probable that the forecasted transaction will not occur. Such amounts are recognized in earnings when earnings are affected by the hedged transaction.

Fair Value of Financial Instruments

The Company defines fair value as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. FASB establishes a three-tier fair value hierarchy for disclosure of fair value measurements as follows:

•	Level 1—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;

•	Level 2—Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities; and

•	Level 3—Inputs that are unobservable, significant to the measurement of the fair value of the assets or liabilities and are supported by little or no market data.

The Company’s financial instruments include cash and cash equivalents, receivables, accounts payable, accrued expenses, distributions payable to noncontrolling interests, derivatives, borrowings on the line of credit, and long term debt.

Revenue Recognition

The Company recognizes revenue when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the sales price is fixed and determinable, and (iv) collection of the related receivable is reasonably assured.

Operating leases and incentives

Operating leases and incentives revenue is primarily comprised of revenue from customer agreements, revenue from solar energy system rebate incentives, revenue associated with ITCs assigned to investment funds that are classified as lease pass-through arrangements and revenue from the sales of SRECs generated by the Company’s solar energy systems to third parties.

The Company begins to recognize revenue on Customer Agreements when permission to operate (“PTO”) is given by the local utility company or on the date daily operation commences if utility approval is not required. The Company recognizes revenue on a straight-line basis over the initial term of the Customer Agreements (typically 20 years) that have minimum lease payments, or as earned when the customers are billed based on the actual electricity generated at a specific rate under the terms of the Customer Agreements.

The Company considers upfront rebate incentives received from states and utilities for solar energy systems subject to Customer Agreements to be minimum lease payments. Rebate revenue is recognized on a straight-line basis over the life of the initial contract term of the Customer Agreement beginning when a PTO letter is issued by the local utility company or on the date daily operation commences if utility approval is not required.

The Company monetizes the ITCs associated with the leased systems on its lease pass-through financing obligations by assigning them to the investor together with the future customer lease payments. A portion of the cash consideration received from the investors is allocated to the estimated fair value of the assigned ITCs. The estimated fair value of the ITCs is determined by applying the expected internal rate of return to the investor on this structure to the gross amount of the ITCs that may be claimed by the investor.

The ITCs are subject to recapture under the Internal Revenue Code (“Code”) if the underlying solar energy system either ceases to be a qualifying property or undergoes a change in ownership within five years of its placed in service date. The recapture amount decreases by 20% on each anniversary of the PTO date. As the Company has an obligation to ensure the solar energy systems is in service and operational for a term of five years to avoid any recapture of the ITCs, the Company recognizes revenue as the recapture provisions lapse assuming the other aforementioned revenue recognition criteria have been met. The monetized ITCs are initially recorded within deferred revenue on the consolidated balance sheets, and subsequently, one-fifth of the monetized ITCs are recognized as revenue in the consolidated statements of operations on each anniversary of the solar energy systems’ PTO date over the following five years.

SREC revenue arises from the sale of environmental credits generated by solar energy systems. Assuming all other revenue recognition criteria are met, SREC revenue is recorded in operating leases and incentives revenue in the month that the SRECs are delivered to third parties in the consolidated statements of operations.

Solar energy systems and product sales

For solar energy systems sold to customers, the Company recognizes revenue when the solar energy system passes inspection by the authority having jurisdiction, provided all other revenue recognition criteria have been met. The Company’s installation projects are typically completed in a short period of time.

Product sales consist of solar panels, racking systems, inverters and other solar energy products sold to resellers. Product sales revenue is recognized at the time when title is transferred, generally upon shipment. Shipping and handling fees charged to customers are included in net sales. Total shipping and handling fees charged to customers were $2.4 million, $0.3 million (unaudited) and $0.5 million (unaudited) for the year ended December 31, 2014, and the three months ended March 31, 2014 and 2015, respectively.

Taxes assessed by government authorities that are directly imposed on revenue producing transactions are excluded from product revenue.

Cost of Revenue

Operating leases and incentives

Cost of revenue for operating leases and incentives is primarily comprised of the (1) depreciation of the cost of the solar energy systems, as reduced by amortization of U.S. Treasury grants, (2) amortization of initial direct costs, (3) lease operations, monitoring and maintenance costs including associated personnel costs, and (4) allocated corporate overhead costs.

Solar energy systems and product sales

Cost of revenue for solar energy systems and product sales consist of direct and indirect material and labor costs for solar energy systems installations and product sales. Also included are engineering and design costs, estimated warranty costs, freight costs, allocated corporate overhead costs, vehicle depreciation costs and personnel costs associated with supply chain, logistics, operations management, safety and quality control.

Research and Development Expense

Research and development expenses include personnel costs, allocated overhead costs, and other costs related to the development of the Company’s BrightPath software suite as well as its racking equipment.

Advertising Costs

Advertising costs are expensed as incurred and are included as an element of sales and marketing expense in the consolidated statements of operations. The Company incurred advertising costs of $7.7 million, $16.9 million, $2.8 million (unaudited) and $7.6 million (unaudited) for the years ended December 31, 2013 and 2014 and the three months ended March 31, 2014 and 2015, respectively.

Stock-Based Compensation

Stock-based compensation to employees is measured based on the grant date fair value of the awards and recognized over the period during which the employee is required to perform services in exchange for the award (generally the vesting period of the award). The Company estimates the fair value of stock options granted using the Black-Scholes option-valuation model. Compensation cost is recognized over the vesting period of the applicable award using the straight-line method for those options expected to vest.

The Company also grants restricted stock units (“RSUs”) to non-employees that vest upon the satisfaction of both performance and service conditions. The Company starts recognizing expense on the RSUs when the performance condition is met and subsequently re-measures the expense at the end of each reporting period until the RSUs vest.

Noncontrolling Interests and Redeemable Noncontrolling Interests

Noncontrolling interests represent investors’ interests in the net assets of the Funds that the Company has created to finance the cost of its solar energy systems subject to the Company’s Customer Agreements. The Company has determined that the contractual provisions in the funding arrangements represent substantive profit sharing arrangements. The Company has further determined that the appropriate methodology for attributing income and loss to the noncontrolling interests and redeemable noncontrolling interests each period is a balance sheet approach referred to as the hypothetical liquidation at book value (“HLBV”) method.

Under the HLBV method, the amounts of income and loss attributed to the noncontrolling interests and redeemable noncontrolling interests in the consolidated statements of operations reflect changes in the amounts the investors would hypothetically receive at each balance sheet date under the liquidation provisions of the contractual agreements of these arrangements, assuming the net assets of these Funding structures were liquidated at recorded amounts. The Company’s initial calculation of the investor’s noncontrolling interest in the results of operations of these Funding arrangements is determined as the difference in the noncontrolling interests’ claim under the HLBV method at the start and end of each reporting period, after taking into account any capital transactions, such as contributions or distributions, between the Fund and the investors.

The Company classifies certain noncontrolling interests with redemption features that are not solely within the control of the Company outside of permanent equity on its consolidated balance sheets. Redeemable noncontrolling interests are reported using the greater of their carrying value as determined by the HLBV method or their estimated redemption value at each reporting date.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements and tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are provided against deferred tax assets to the extent that it is more likely than not that the deferred tax asset will not be realized. The Company is subject to the provisions of ASC 740, Income Taxes, which establishes consistent thresholds as it relates to accounting for income taxes. It defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more likely than not” to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50% likely to be realized. Management has analyzed the Company’s inventory of tax positions with respect to all applicable income tax issues for all open tax years (in each respective jurisdiction), and has concluded that no uncertain tax positions are required to be recognized in the Company’s consolidated financial statements as of December 31, 2013 and 2014 and as of March 31, 2015 (unaudited).

The Company sells solar energy systems to the Funds. As the Funds are consolidated by the Company, the gain on the sale of the solar energy systems is not recognized in the consolidated financial statements. However, this gain is recognized for tax reporting purposes. Since these transactions are intercompany sales, any tax expense incurred related to these intercompany sales is deferred and recorded as a prepaid tax asset and amortized over the depreciable life of the underlying solar energy systems which has been estimated to be 20 years in accordance with ASC Topic 810.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state and local jurisdictions, where applicable. The statute of limitations for the tax returns varies by jurisdiction.

The Company recognizes interest and penalties related to unrecognized tax benefits, if any, as income tax expense. The Company did not accrue any interest or penalties for the years ended December 31, 2013 and 2014 or for the three months ended March 31, 2014 and 2015 (unaudited).

Concentrations of Credit and Supplier Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, and accounts receivable, which includes rebates receivable. The associated risk of concentration for cash and cash equivalents is mitigated by banking with institutions with high credit ratings. At certain times, amounts on deposit exceed Federal Deposit Insurance Corporation insurance limits. The Company does not require collateral or other security to support accounts receivable. To reduce credit risk, management performs periodic credit evaluations and ongoing evaluations of its customers’ financial condition. Rebates receivable are due from various states and local governments as well as various utility companies. The Company considers the collectability risk of such amounts to be low. The Company is not dependent on any single customer or installer. The loss of a customer or an installer would not adversely impact the Company’s operating results or financial position. The Company’s customers under Customer Agreements are primarily located in California, Hawaii, Maryland, Massachusetts, New Jersey and New York. During the year ended December 31, 2013 and 2014, the solar materials purchases from the top five suppliers were approximately $59.3 million and $69.1 million, respectively. During the three months ended March 31, 2015, the solar materials purchases from the top five suppliers were approximately $35.0 million (unaudited).

Recently Issued Accounting Standards

In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09 Revenue from Contracts with Customers (Topic 606), to replace the existing revenue recognition criteria for contracts with customers and to establish the disclosure requirements for revenue from contracts with customers. The core principle of this standard is to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. This ASU is effective for the Company for annual periods beginning after December 15, 2016 and for interim and annual reporting periods thereafter. Adoption of the ASU is either retrospective to each prior period presented or retrospective with a cumulative adjustment to retained earnings or accumulated deficit as of the adoption date. The Company is currently assessing the impact of this guidance on its consolidated financial statements.

In November 2014, the FASB issued ASU 2014-16 Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share is More Akin to Debt or to Equity. This guidance requires issuers and investors to consider all of a hybrid instrument’s stated and implied substantive terms and features, including any embedded derivative features being evaluated for bifurcation. The guidance eliminates the “chameleon approach”, under which all embedded features except the feature being analyzed are considered. The guidance is effective for the year beginning after December 15, 2015 and for interim periods within fiscal years beginning after December 15, 2016. Early adoption is permitted. The Company believes the adoption of this guidance will have no impact on its consolidated financial statements.

In November 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern, which provides guidance on determining when and how to disclose going-concern uncertainties in the financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date of issuance of the entity’s financial statements and provide certain disclosures when there is substantial doubt about the entity’s ability to continue as a going concern. This guidance applies to all entities and is effective for annual periods beginning after December 15, 2015, and interim periods thereafter, with early adoption permitted. The Company believes the adoption of this guidance will have no impact on its consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02 Amendments to the Consolidation Analysis, which provides consolidation guidance and changes the way reporting enterprises evaluate consolidation for limited partnerships, investment companies and similar entities, as well as variable interest entities. The ASU is effective for annual and interim periods in fiscal years beginning after December 15, 2015. The Company is currently evaluating this guidance and the impact it may have on its consolidated financial statements.

In April 2015, the FASB issued ASU 2015-03, Interest—Imputation of Interest (Subtopic 835-30) Simplifying the Presentation of Debt Issuance Costs, to simplify the presentation of debt issuance costs. Prior to ASU 2015-03, issuance costs were presented as an asset on the balance sheet. Under ASU 2015-03, debt issuance costs related to a recognized debt liability are required to be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this update. The ASU is effective for annual and interim periods in fiscal years beginning after December 15, 2015 and interim periods within those fiscal years. The Company is currently evaluating this guidance and the impact it may have on its consolidated financial statements.

3.    Acquisitions

In 2014, the Company completed the acquisition of MEC. In addition, the Company acquired solar projects with the associated leases from a certain installer partner. The purpose of these acquisitions was to support the Company’s strategic growth and to strengthen the Company’s competitive position by reducing costs and expanding relationships with the Company’s partners and customers.

Acquisition of Residential Business

In February 2014, the Company acquired the residential business of MEC pursuant to an Agreement and Plan of Merger dated January 19, 2014. The residential business acquired engages in designing, installing and selling solar energy systems to residential customers, wholesale distributions as well as assembling of mounting systems and hardware for solar energy systems.

The purchase consideration for the assets acquired and liabilities assumed was approximately $78.8 million consisting of $75.0 million in the issuance of 12,762,894 shares of common stock, $1.8 million in cash, $1.8 million in settlement of balances under a pre-existing relationship and $0.2 million in the form of 576,878 stock options. The settlement of the pre-existing relationship was related to the partner installation agreement between the Company and MEC, which existed prior to the acquisition date.

The Company has included the results of operations of the acquired business in the consolidated statements of operations from the acquisition date. The assets acquired and liabilities assumed in the MEC acquisition have been recorded based on their fair value at the acquisition date. Goodwill represents the excess of the purchase price over the net tangible and intangible assets acquired and is not deductible for tax purposes. Goodwill recorded is primarily attributable to the acquired assembled workforce and the synergies expected to arise after the acquisition of the residential business, such as lowering the Company’s overall cost of the Company’s solar energy systems by enabling it to procure and build some of the solar energy systems themselves, ensuring access to MEC installation capacity, and scaling the Company’s growth by adding direct-to-consumer sales and installation activities. In addition, the Company is able to provide customers the option to purchase solar energy systems outright, as compared to offering leasing and PPA options. Transaction costs related to the acquisition were expensed as incurred.

The following table summarizes the fair value of assets acquired and liabilities assumed (in thousands):

Cash and cash equivalents	$5,440
Accounts receivable	8,881
Inventory	23,886
Prepaid expenses	2,028
Property and equipment	6,113
Other long-term assets	200
Accounts payable	(21,316)
Deferred revenue	(768)
Accrued expenses	(3,659)
Other liabilities	(1,509)
Capital lease obligations	(2,869)
Intangible assets	15,380
Deferred tax liabilities	(4,843)
Goodwill	51,786

Total purchase consideration	$78,750

In 2014, the contribution of the acquired business to the Company’s total revenues was $114.2 million as measured from the date of the acquisition. The portion of total expenses and net income associated with the acquired business was not separately identifiable due to the integration with the Company’s operations.

Unaudited Pro Forma Information

The following table summarizes the unaudited pro forma total revenue and net loss of the combined company assuming that the acquisition occurred as of January 1, 2013 (in thousands, except per share):

	For the year ended December 31,
	2013	2014
Revenue	$143,164	$205,355
Net loss	(91,425)	(170,557)
Net loss attributable to common stockholders	(27,131)	(83,919)
Net loss per share attributable to common stockholders, basic and diluted	(1.20)	(3.51)

The pro forma financial information is based on the combined results of operations of MEC and the Company with adjustments for MEC’s sales to the Company, the amortization of the acquired intangibles assets and the timing of acquisition expenses. The pro forma financial information is not necessarily indicative of the actual consolidated results of operations in prior or future periods had the acquisition actually been consummated on January 1, 2013.

Acquisition of Solar Projects with the Associated Leases

In March 2014, the Company entered into a Backlog Lease Assignment and Assumption Agreement and Channel Agreement with an installation partner and purchased certain solar projects with the associated leases already originated by the installation partner. The Company paid $39.4 million to acquire 2,924 solar projects and the associated leases with an average remaining lease term of 20 years. The Company has accounted for the acquisition under ASC 805 and recorded the assets acquired at fair value at the acquisition date. As the terms of the acquired leases associated with these projects were at market terms at the acquisition date, no lease premiums or discounts were recorded. No goodwill was recognized from this acquisition as the Company paid fair value for the assets acquired.

4.    Fair Value Measurement

At December 31, 2013, the carrying amount of receivables, accounts payable, accrued expenses, distributions payable to noncontrolling interests and short-term line of credit approximates fair value due to the fact that they were short-term in nature.

At December 31, 2014 and March 31, 2015 (unaudited), the carrying amount of receivables, accounts payable, accrued expenses, and distributions payable to noncontrolling interests approximates fair value due to the fact that they were short-term in nature. The carrying and fair value of debt instruments are as follows (in thousands):

	December 31, 2013		December 31, 2014		March 31, 2015
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
					(unaudited)
Line of credit	$24,000	$24,000	$48,597	$48,597	$48,675	$48,675
Non-bank term loans	80,755	80,755	3,138	3,853	3,095	3,823
Bank term loans	36,499	36,499	33,382	35,653	32,780	35,260
Note payable	26,506	26,506	29,563	28,900	30,386	30,018
Syndicated term loans	—	—	124,571	124,571	124,760	124,760

Total	$167,760	$167,760	$239,251	$241,574	$239,696	$242,536

At December 31, 2013, the carrying value of the Company’s debt instruments approximated fair value due to the fact that they had been recently entered into prior to December 31, 2013 based on rates currently offered for debt with similar maturities and terms. At December 31, 2014 and March 31, 2015 (unaudited), the fair value of the

Company’s non-bank term loans, bank term loans, and note payable are based on rates currently offered for debt with similar maturities and terms. The Company has estimated the fair value of the line of credit and syndicated term loans to approximate their carrying values because their interest rates are variable rates that approximate rates currently available to the Company. The Company’s fair value of the debt instruments fell under the Level 3 hierarchy. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market.

The Company determines the fair value of its derivative instruments using a discounted cash flow model which incorporates an assessment of the risk of non-performance by the interest rate swap counterparty and an evaluation of the Company’s credit risk in valuing derivative liabilities. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility. Prior to 2015, the Company did not have derivative financial instruments.

At March 31, 2015, financial instruments measured at fair value on a recurring basis, based upon the fair value hierarchy are as follows (in thousands) (unaudited):

	Level 1	Level 2	Level 3	Total
Derivative liabilities	$—	$1,793	$—	$1,793

5.    Inventories

The Company did not have an inventory balance prior to 2014. Following the acquisition of MEC, inventories consist of the following (in thousands):

	December 31, 2014	March 31, 2015
		(unaudited)
Raw materials	$21,531	$33,262
Work-in-process	2,383	2,189

Total	$23,914	$35,451

6.    Solar Energy Systems, net

Solar energy systems, net consists of the following (in thousands):

	December 31,		March 31,
	2013	2014	2015
			(unaudited)
Solar energy system equipment costs	$1,033,901	$1,406,478	$1,513,427
Inverters	87,106	123,910	135,352
Initial direct costs	19,477	40,307	47,821

Total solar energy systems	1,140,484	1,570,695	1,696,600
Less: accumulated depreciation and amortization	(88,388)	(143,028)	(159,051)

Add: construction-in-progress	28,900	56,584	50,318

Total solar energy systems, net	$1,080,996	$1,484,251	$1,587,867

All solar energy systems, construction-in-progress, and inverters have been leased to or are subject to a signed Customer Agreement with customers. The Company recorded depreciation expense related to solar energy systems of $40.0 million, $53.3 million, $12.0 million (unaudited) and $15.5 million (unaudited) for the years ended December 31, 2013 and 2014 and for the three months ended March 31, 2014 and 2015, respectively. The depreciation expense was reduced by the amortization of deferred grants of $13.4 million, $13.9 million, $3.4 million (unaudited) and $3.6 million (unaudited), for the years ended December 31, 2013, 2014 and the three months ended March 31, 2014 and March 31, 2015, respectively.

7.    Property and Equipment, net

Property and equipment, net consists of the following (in thousands):

	December 31,		March 31,
	2013	2014	2015
			(unaudited)
Machinery and equipment	$—	$1,031	$1,502
Leasehold improvements, furniture, and computer hardware	2,527	6,386	6,399
Vehicles	50	8,942	13,800
Computer software	9,175	16,431	20,188

Total property and equipment	11,752	32,790	41,889
Less: accumulated depreciation and amortization	(4,268)	(10,595)	(17,626)

Total property and equipment, net	$7,484	$22,195	$24,263

Depreciation and amortization expense was $3.0 million, $6.4 million, and $1.2 million (unaudited) and $2.4 million (unaudited) for the years ended December 31, 2013 and 2014 and for the three months ended March 31, 2014 and 2015, respectively. Assets under capital leases, primarily vehicles, were $8.1 million at December 31, 2014 and $10.8 million (unaudited) at March 31, 2015. Amortization expense related to these assets was $2.5 million in 2014, $0.2 million (unaudited) and $0.8 million (unaudited) for the three months ended March 31, 2014 and March 31, 2015. There were no assets under capital leases as of December 31, 2013. Amortization expense on assets under capital leases is included in the cost of operating leases and incentives in the accompanying consolidated statements of operations.

The Company capitalized $1.9 million, $7.3 million, $1.7 million (unaudited) and $1.2 million (unaudited) for internal use software development projects during the years ended December 31, 2013, and 2014 and the three months ended March 31, 2014 and March 31, 2015, respectively. Unamortized capitalized software at December 31, 2013 and 2014, and March 31, 2015 was $5.5 million, $8.8 million and $9.2 million (unaudited), respectively. Amortization expense related to these software development projects was $2.7 million, $3.9 million, $0.7 million (unaudited) and $1.2 million (unaudited) for the years ended December 31, 2013 and 2014, and the three months ended March 31, 2014 and March 31, 2015, respectively.

8.    Goodwill and Intangible Assets, net

The Company did not have goodwill or intangible assets until its acquisition of MEC in 2014.

The change in the carrying value of goodwill is as follows (in thousands):

Balance—December 31, 2013	$—
Addition	51,786

Balance—December 31, 2014	$51,786

Addition (unaudited)	—

Balance—March 31, 2015 (unaudited)	$51,786

Intangible assets, net as of December 31, 2014 consist of the following (in thousands):

	Cost	Accumulated amortization	Carrying value	Weighted average remaining life (in years)
Backlog	$200	$(183)	$17	0.1
Customer relationships	10,270	(1,055)	9,215	8.4
Developed technology	910	(167)	743	4.1
Trade names	4,000	(864)	3,136	4.1

Total	$15,380	$(2,269)	$13,111

Intangible assets, net as of March 31, 2015 consist of the following (in thousands) (unaudited):

	Cost	Accumulated amortization	Carrying value	Weighted average remaining life (in years)
Backlog	$200	$(200)	$—	0.0
Customer relationships	10,270	(1,343)	8,927	8.1
Developed technology	910	(212)	698	3.8
Trade names	4,000	(1,056)	2,944	3.8

Total	$15,380	$(2,811)	$12,569

The intangible assets were acquired as part of the acquisition of MEC referred to in note 3. Backlog represents acquired outstanding customer orders as of the acquisition date to be fulfilled in the future. The customer relationships represent acquired relationships with installers, distributors and retail outlets. The developed technology represents acquired technology under the SnapNrack brand. Trade names represent acquired brands related to REC Solar, AEE Solar, and SnapNrack.

The Company recorded amortization of intangible assets expense of $2.4 million for the year ended December 31, 2014, and $0.5 million (unaudited) and $0.5 million (unaudited) for the three months ended March 31, 2014 and 2015, respectively. As of December 31, 2014, expected amortization of intangible assets for each of the five succeeding fiscal years and thereafter is as follows (in thousands):

2015	$2,118
2016	2,101
2017	2,101
2018	2,101
2019	1,230
Thereafter	3,460

Total	$13,111

9.    Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following (in thousands):

	December 31,		March 31,
	2013	2014	2015
			(unaudited)
Prepaid expenses	$1,571	$4,564	$4,446
Reimbursement receivable	1,069	2,808	1,262
State tax receivable	1,012	1,117	894
Other current assets	940	1,071	3,244

Total	$4,592	$9,560	$9,846

10.    Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consist of the following (in thousands):

	December 31,		March 31,
	2013	2014	2015
			(unaudited)
Accrued employee compensation	$5,677	$12,588	$14,446
Other accrued expenses	4,114	9,526	10,691
Accrued professional fees	3,472	3,331	6,308

Total accrued expenses and other liabilities	$13,263	$25,445	$31,445

11.    Derivatives

Starting in 2015 the Company uses interest rate swaps to hedge variable interest payments due on its syndicated term loans. These swaps allow the Company to pay at fixed interest rates and receive payments based on variable interest rates with the swap counterparty based on the three month LIBOR on the notional amounts over the life of the swaps. The Company did not use interest rate swaps prior to 2015.

In January 2015, the Company purchased interest rate swaps with a notional amount aggregating $109.1 million (unaudited). The interest rate swap contracts were executed with four counterparties who were part of the lender group on the Company’s syndicated term loans. As of March 31, 2015, the unrealized fair market value loss on the interest rate swaps, as included in other liabilities in the consolidated balance sheet, was $1.8 million (unaudited). There was no unrealized fair market value gain on the interest rate swaps, as of March 31, 2015 (unaudited).

The interest rate swaps have been designated as cash flow hedges. In the three months ended March 31, 2015, the hedge relationships on the Company’s interest rate swaps have been assessed as highly effective as the critical terms of the interest rate swaps match the critical terms of the underlying forecasted hedged transactions (unaudited). Accordingly, changes in the fair value of these derivatives are recorded as a component of accumulated other comprehensive income, net of a provision for income taxes. Changes in the fair value of these derivatives are subsequently reclassified into earnings in the period that the hedged forecasted transactions affects earnings. For the three months ended March 31, 2015, the Company recorded an unrealized loss of $1.8 million (unaudited), net of the applicable tax benefit of $0.0 million (unaudited). There were no undesignated derivative instruments recorded by the Company as of March 31, 2015 (unaudited). At March 31, 2015, the Company had the following designated derivative instruments classified as derivative liabilities (in thousands) (unaudited):

Type	Quantity	Maturity Dates	Hedge Interest Rates	Notional Amount	Fair Market Value	Credit Risk Adjustment	Adjusted Fair Market Value	Deferred Tax Benefit	Loss recognized in Accumulated Comprehensive Loss	Loss Recognized into Earnings
Interest rate swaps	4	10/31/2028	2.17% - 2.18%	$109,143	$1,621	$172	$1,793	$—	1,793	$—

12.    Debt

As of December 31, 2013, debt consisted of the following (in thousands):

	Carrying Values, net of debt discount			Unused Borrowing Capacity	Annual Contractual Interest Rate	Interest Rate	Maturity Date
	Current	Long Term	Total
Recourse debt:
Bank line of credit	$24,000	$—	$24,000	$24	Prime rate + 2.25%	5.50%	November 2014

Total recourse debt	24,000		24,000	24

Non-recourse debt:
Non-bank term loans	1,002	79,753	80,755	—	9.08%	9.08% - 9.50%	June 2019- December 2024
Bank term loans	1,212	35,287	36,499	—	6.25%	6.25%	April 2022
Note payable	—	26,506	26,506	—	12.00%	12.00%	December 2018

Total non-recourse debt	2,214	141,546	143,760	—

Total debt	$26,214	$141,546	$167,760	$24

As of December 31, 2014, debt consisted of the following (in thousands):

	Carrying Values, net of debt discount			Unused Borrowing Capacity	Annual Contractual Interest Rate	Interest Rate	Maturity Date
	Current	Long Term	Total
Recourse debt:
Bank line of credit	$—	$48,597	$48,597	$—	Prime rate + 1.00%	4.25%	December 2016

Total recourse debt	$—	48,597	48,597	—

Non-recourse debt:
Non-bank term loans	207	2,931	3,138	—	9.08%	9.08%	December 2024
Syndicated term loans	958	123,613	124,571	5,000	LIBOR + 2.75% - Term A	3.01%	December 2021
					LIBOR + 5.00% - Term B	6.00%	December 2021
Bank term loans	1,437	31,945	33,382	—	6.25%	6.25%	April 2022
Note payable	—	29,563	29,563	—	12.00%	12.00%	December 2018

Total non-recourse debt	2,602	188,052	190,654	5,000

Total debt	$2,602	$236,649	$239,251	$5,000

As of March 31, 2015, debt consisted of the following (in thousands) (unaudited):

	Carrying Values, net of debt discount			Unused Borrowing Capacity	Annual Contractual Interest Rate	Interest Rate	Maturity Date
	Current	Long Term	Total
Recourse debt:
Bank line of credit	$—	$48,675	$48,675	$—	Prime rate + 1.00%	4.25%	December 2016

Total recourse debt	—	48,675	48,675	—

Non-recourse debt:
Non-bank term loans	226	2,869	3,095	—	9.08%	9.08%	December 2024
Syndicated term loans	955	123,805	124,760	15,200	LIBOR + 2.75% - Term A Loan	3.04%	December 2021
					LIBOR + 5.00% - Term B Loan	6.00%	December 2021
Bank term loans	1,236	31,544	32,780	—	6.25%	6.25%	April 2022
Note payable	—	30,386	30,386	—	12.00%	12.00%	December 2018

Total non-recourse debt	2,417	188,604	191,021	15,200

Total debt	$2,417	$237,279	$239,696	$15,200

Bank Line of Credit

In 2013, the Company had a credit facility with a maximum capacity of $25.0 million, which included a $1.0 million letter of credit sub-facility.

All obligations under the credit facility were secured by certain assets of the Company. Interest-only payments were required during the term. In 2013, and during 2014, the Company entered into amendments to the credit facility to modify certain terms and to ultimately extend the maturity date to December 31, 2014, on which date the Company paid off this facility.

In December 2014, the Company entered into credit facility agreements with a syndicate of banks to borrow amounts that were used to pay off the line of credit above, and obtain funding for working capital and general corporate purposes. The credit facility agreements have a $50.0 million committed facility which includes a $1.0 million letter of credit sub-facility. As of December 31, 2014 and March 31, 2015 (unaudited) the Company had drawn down $49.2 million and letters of credit outstanding under the facility were $0.8 million.

The facility is secured by accounts receivable and inventory of the Company with an approximate value of $52.6 million as of December 31, 2014. This facility matures in December 2016. The line of credit requires the Company to maintain certain financial and reporting covenants. At December 31, 2014 and March 31, 2015 (unaudited), the Company was in compliance with the credit facility covenants. On April 1, 2015, the Company paid off the unpaid balance of $49.7 million (unaudited), which included accrued interest and other fees, and terminated the facility.

Non-Bank Term Loans

In 2013, subsidiaries of the Company entered into agreements with non-bank lenders for term loans with an aggregate amount of up to $119.5 million. The proceeds of these term loans were principally used to finance the design, procurement, and installation of solar systems, to finance the Company’s acquisition of a Fund investor’s interest in three of its tax equity Funds, and for the Company’s general corporate purposes. The majority of these term loans have a minimum cash coupon of 7% that was scheduled to increase through the maturity dates plus LIBOR with a floor on the LIBOR rate of 1.25%. In addition, on the last business day of each quarter, commencing with March 31, 2014, to the extent the Company had insufficient Funds to pay the full amount of the stated interest of the outstanding loan balance, a payment in kind (“PIK”) interest of LIBOR plus 8.75% is accrued and added to the outstanding balance. These loans were secured by the assets and related cash flows of certain of the Company’s subsidiaries and were nonrecourse to the Company’s other assets. No PIK interest has been accrued to date.

In December 2014, the Company paid off a portion of its non-bank term loans for $94.4 million which included payment for accrued interest and a prepayment premium. The Company recognized $4.4 million loss on the early debt extinguishment related to the prepayment premiums and write off of unamortized debt issuance costs. As of December 31, 2014 and March 31, 2015 (unaudited), the Company was in compliance with its debt covenants under the terms of its outstanding non-bank term loans.

Syndicated Credit Facilities

In December 2014, subsidiaries of the Company entered into secured credit facilities agreements with a syndicate of banks for up to $195.4 million in committed facilities. These facilities include a $158.5 million senior term loan (“Term Loan A”) and a $24.0 million subordinated term loan (“Term Loan B”). In addition, the credit facilities also include a $5.0 million working capital revolver commitment and a $7.9 million senior secured revolving letter of credit facility which draws are solely for the purpose of satisfying the required debt service reserve amount if necessary. The Term Loan A, the working capital revolver and the letter of credit bear interest at a rate of LIBOR + 2.75% with a 25 basis point step up triggered on the fourth anniversary. The Term Loan B bears interest at rate of LIBOR + 5.00% with a LIBOR floor of not less than 1.00%. Prepayments are permitted under Term Loan A at par without premium or penalty, and under Term Loan B prepayment penalties range from 0%-2%, depending on the timing of the prepayment. The principal and accrued interest on any outstanding loans mature on December 31, 2021. The proceeds of these facilities were used to pay off certain non-bank term loans of $94.4 million and to fund general corporate needs.

At inception of the credit facilities, one of the Company’s subsidiaries is the borrower under the Term Loan A agreement and another of the Company’s subsidiaries is the borrower under the Term Loan B agreement. All obligations under the Term Loan A, working capital revolver and letter of credit are collateralized by the subsidiary borrower’s membership interests and assets in the Company’s investment Funds. All obligations under the Term Loan B are collateralized by the membership interest in the subsidiary borrower. There are no cross-collateral between Term Loan A and Term Loan B. The credit facilities also contain certain provisions in the events of default, which entitle lenders to take actions, including acceleration of amounts due under the credit facilities and acquisitions of membership interests and assets that are pledged to the lenders under the terms of the credit facilities.

The Company is required to maintain certain financial measurements and reporting covenants under the terms of the credit facilities. At December 31, 2014 and March 31, 2015 (unaudited), the Company was in compliance with the credit facility covenants.

Bank Term Loan

In December 2013, a subsidiary of the Company entered into an agreement with a bank for a term loan of $38.0 million. The proceeds of this term loan were distributed to the members of this subsidiary, including the Company. The loan is secured by the assets and related cash flow of this subsidiary and is nonrecourse to the Company’s other assets. The Company was in compliance with all debt covenants as of December 31, 2014 and March 31, 2015 (unaudited).

Note Payable

In December 2013, a subsidiary of the Company entered into a Note Purchase Agreement with an investor for the issuance of senior notes in exchange for proceeds of $27.2 million. The loan proceeds were distributed to the Company for general corporate purposes. On the last business day of each quarter, commencing with March 31, 2014, to the extent the Company’s subsidiary has insufficient funds to pay the full amount of the stated interest of the outstanding loan balance, a PIK interest rate of 12% is accrued and added to the outstanding balance. As of December 31, 2014 and March 31, 2015, the portion of the outstanding loan balance that related to PIK interest was $2.9 million and $3.7 million (unaudited), respectively. The senior notes are secured by the assets and related cash flows of certain of the Company’s subsidiaries and are nonrecourse to the Company’s other assets. The entire outstanding principal balance is payable in full on the maturity date. The Company was in compliance with all debt covenants as of December 31, 2014 and March 31, 2015 (unaudited).

The scheduled maturities of debt, excluding debt discount, as of December 31, 2014 are as follows (in thousands):

Amount due:
2015	$3,555
2016	52,729
2017	3,715
2018	34,152
2019	6,022
Thereafter	147,092

Subtotal	$247,265
Less: Debt discount	(8,014)

Total	$239,251

13.    Lease Pass-Through Financing Obligations

The Company has entered into four transactions referred to as “lease pass-through arrangements.” Under lease pass-through arrangements, the Company leases solar energy systems to Fund investors under a master lease agreement, and these investors in turn are assigned the leases with customers. The Company receives all of the value attributable to the accelerated tax depreciation and some or all of the value attributable to the other incentives. The Company assigns to the Fund investors the value attributable to the ITC, the right to receive U.S. Treasury grants, and, for the duration of the master lease term, the long-term recurring customer payments. Given the assignment of the operating cash flows, these arrangements are accounted for as financing obligations. In addition, in the fourth lease pass-through structure, the Company sold, as well as leased, solar energy systems to a Fund investor under a master purchase agreement. As the substantial risks and rewards in the underlying solar energy systems were retained by the Company, this arrangement was also accounted for as a financing obligation.

Under these lease pass-through arrangements, wholly owned subsidiaries of the Company finance the cost of solar energy systems with investors for an initial term of 20 – 25 years. The solar energy systems are subject to Customer Agreements with an initial term not exceeding 20 years. These solar energy systems are reported under the line item solar energy systems, net in the consolidated balance sheets. As of December 31, 2013 and 2014, and March 31, 2015 the cost of the solar energy systems placed in service under the lease pass-through arrangements was $179.0 million, $322.2 million and $374.3 million (unaudited), respectively. The accumulated depreciation related to these assets as of December 31, 2013 and 2014 and March 31, 2015 amounted to $10.1 million, $19.3 million and $22.6 million (unaudited), respectively.

The investors make a series of large up-front payments and in certain cases subsequent smaller quarterly payments (lease payments) to the subsidiaries of the Company. The Company accounts for the payments received from the investors under the arrangements as borrowings by recording the proceeds received as lease pass-through financing obligations. These financing obligations are reduced over a period of approximately 20 years by customer payments under the Customer Agreements, U.S. Treasury grants (where applicable), incentive rebates (where applicable), the fair value of the ITCs monetized (where applicable) and proceeds from the contracted resale of SRECs as they are received by the investor. Under this approach, the Company continues to account for the arrangement with the customers in its consolidated financial statements as if it is the lessor in the arrangement with the customer and accounts for the customer lease and any related U.S. Treasury grants or incentive rebates as well the resale of SRECs consistent with the Company’s revenue recognition accounting policies and the monetization of investment tax credits as described in Note 2—Summary of Significant Accounting Policies.

Interest is calculated on the lease pass-through financing obligations using the effective interest rate method. The effective interest rate, which is adjusted on a prospective basis, is the interest rate that equates the present value of the estimated cash amounts, including ITCs, to be received by the investor over the lease term with the present value of the cash amounts paid by the investor to the Company, adjusted for amounts received by the investor. The lease pass-through financing obligations are nonrecourse once the associated assets have been placed in service and all the contractual arrangements have been assigned to the investor.

Under three of the lease pass-through arrangements, the investor has a right to extend its right to receive cash flows from the customers beyond the initial term in certain circumstances. The Company has the option to settle the outstanding financing obligation on the ninth anniversary for two of the lease pass-through obligations and on the eleventh anniversary for the third lease pass-through financing obligation at a price equal to the higher of (a) the fair value of future remaining cash flows or (b) the amount that would result in the investor earning their targeted return. In all three of these lease pass-through arrangements, the investor has an option to require repayment of the entire outstanding balance of the financing obligation on the tenth anniversary at a price equal to the fair value of the future remaining cash flows.

In the fourth lease pass-through arrangement, the investor has a right, on June 30, 2019, to purchase all of the systems leased at a price equal to the higher of (a) the sum of the present value of the expected remaining lease payments due by the investor, discounted at 5%, and the fair market value of the investor’s residual interest in the systems as determined through independent valuation or (b) a set value per kilowatt applied to the aggregate size of all leased systems.

Under all lease pass-through arrangements, the Company is responsible for services such as warranty support, accounting, lease servicing and performance reporting to the host customers. As part of the warranty and performance guarantee with the host customers, the Company guarantees certain specified minimum annual solar energy production output for the solar energy systems leased to the customers, which the Company accounts for as disclosed in Note 2—Summary of Significant Accounting Policies.

At December 31, 2014 future minimum lease payments expected to be made by the investor under the lease pass-through fund arrangement for each of the next five years and thereafter are as follows (in thousands):

Year ended December 31:
2015	$524
2016	524
2017	524
2018	524
2019	524
Thereafter	4,045

Total	$6,665

14.    VIE Arrangements

The Company consolidated various VIEs at December 31, 2013 and 2014 and March 31, 2014. The carrying amounts and classification of the VIEs’ assets and liabilities included in the consolidated balance sheets are as follows (in thousands):

	As of December 31,		March 31,
	2013	2014	2015
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$33,546	$29,099	$40,140
Restricted cash	794	228	231
Accounts receivable, net	11,092	14,351	15,274
Grants receivable	89	—	—
Prepaid expenses and other current assets	31	180	210

Total current assets	45,552	43,858	55,855
Restricted cash	365	365	418
Solar energy systems, net	757,670	942,655	1,010,871

Total assets	$803,587	$986,878	$1,067,144

Liabilities
Current liabilities:
Accounts payable	$7,970	$9,057	$14,650
Distribution payable to noncontrolling interests and redeemable noncontrolling interests	16,189	6,426	5,937
Accrued expenses and other liabilities	—	340	386
Deferred revenue, current portion	13,876	16,991	18,566
Deferred grant income, current portion	8,102	7,225	7,224
Long-term debt, current portion	1,212	1,437	1,235

Total current liabilities	47,349	41,476	47,998
Deferred revenue, net of current portion	221,979	284,801	293,516
Deferred grant income, net of current portion	137,811	116,126	114,299
Long-term debt, net of current portion	35,287	31,945	31,544

Total liabilities	$442,426	$474,348	$487,357

The Company holds a variable interest in an entity that provides the noncontrolling interest with a right to terminate the leasehold interests in all of the leased projects on the tenth anniversary of the effective date of the master lease. In this circumstance, the Company would be required to pay the noncontrolling interest an amount equal to the fair market value, as defined in the governing agreement of all leased projects as of that date.

The Company holds certain variable interests in nonconsolidated VIEs established as a result of four lease pass-through Fund arrangements discussed in Note 13—Lease Pass-Through Financing Obligations. As of December 31, 2013 and 2014 and March 31, 2015 (unaudited), the Company recorded a financing liability of $77.3 million, $185.4 million and $196.3 million (unaudited), respectively, in its consolidated financial statements in connection with its involvement in these VIEs. The Company does not have material exposure to losses as a result of its involvement with the VIEs in excess of the amount of the financing liability recorded in the Company’s consolidated financial statements. The Company is not considered the primary beneficiary of the VIEs.

In 2013, the Company acquired an investor’s interest in three consolidated VIEs for a total cash consideration of $22.0 million. In these three entities, the Company was contractually required to make payments to the investor so that the investor achieved a specified minimum internal rate of return upon occurrence of certain events. Upon purchase of the investor’s stake in these entities, this obligation was satisfied. This transaction decreased the Company’s additional paid-in-capital, net of the related tax impact, by $2.8 million.

15.    Noncontrolling Interests and Redeemable Noncontrolling Interests

During certain specified periods of time (the “Early Exit Periods”), noncontrolling interests in certain funding arrangements have the right to put all of their membership interests to the Company (the “Put Provisions”). During a specific period of time (the “Call Periods”), the Company has the right to call all membership units of the related redeemable noncontrolling interests. The Early Exit Periods and Call and Put prices for the noncontrolling interests and the redeemable noncontrolling interests that are callable and puttable are as follows at December 31, 2013, 2014 and March 31, 2015:

				Noncontrolling Interest and Redeemable Noncontrolling Interests as of
				December 31,		March 31,
Early Exit Period	Put Price	Call Period	Call Price	2013	2014	2015
				(In Thousands)
						(unaudited)
10/1/2018-6/30/2019	Greater of a fixed percentage of the total contributions from the redeemable noncontrolling interest or fair market value of the redeemable noncontrolling interest	From the expiration of Early Exit Period through the dissolution of the entity	Greater of a fixed percentage of the total contributions from the redeemable noncontrolling interest or fair market value of noncontrolling interest	$16,277	$17,174	$18,564

4/1/2019-12/31/2019	The sum of any unpaid priority returns and the greater of a fixed percentage of the total contributions from the redeemable noncontrolling interest or the fair market value of the redeemable noncontrolling interest	From the expiration of Early Exit Period through the dissolution of the entity	The sum of any unpaid priority returns and the greater of a fixed percentage of the total contributions from the redeemable noncontrolling interest or the fair market value of the redeemable noncontrolling interest	45,090	36,303	33,923

No Early Exit Period for this noncontrolling interest.	None	12/31/2023-6/30/2024	The greater of the fair market value of the noncontrolling interest and the amount that would cause the noncontrolling interest to earn an agreed-upon after-tax internal rate of return	(275)	4,532	6,589

				Noncontrolling Interest and Redeemable Noncontrolling Interests as of
				December 31,		March 31,
Early Exit Period	Put Price	Call Period	Call Price	2013	2014	2015
				(In Thousands)
						(unaudited)
No Early Exit Period for this noncontrolling interest.	None	The six month period beginning at the later of when the investor earns its targeted IRR or at the end of the investment tax credit recapture period	The greater of the fair market value of the noncontrolling interest and the amount that would cause the noncontrolling interest to earn an agreed-upon after-tax internal rate of return	$31,824	$30,874	$25,608

No Early Exit Period for this noncontrolling interest.	None	The six month period beginning at the later of when the investor earns its targeted IRR or at the end of the investment tax credit recapture period	The greater of the fair market value of the noncontrolling interest and the amount that would cause the noncontrolling interest to earn an agreed-upon after-tax internal rate of return	—	9,303	9,608

4/1/2021-9/30/2021	The sum of any unpaid priority returns and the lesser of a fixed percentage of the total contributions from the redeemable noncontrolling interest or the fair market value of the redeemable noncontrolling interest	7/1/2020-3/31/2021	The sum of any unpaid priority returns and the lesser of a fixed percentage of the total contributions from the redeemable noncontrolling interest or the fair market value of the redeemable noncontrolling interest	48,298	50,692	45,854

				Noncontrolling Interest and Redeemable Noncontrolling Interests as of
				December 31,		March 31,
Early Exit Period	Put Price	Call Period	Call Price	2013	2014	2015
				(In Thousands)
						(unaudited)

No Early Exit Period for this noncontrolling interest.	None	There are two specific Call Periods: 6/30/2020-12/31/2020 ; and the six month period beginning at the later of when the investor earns its targeted IRR or 12/31/2019	The greater of the fair market value of the noncontrolling interest and the amount that would cause the noncontrolling interest to earn an agreed-upon after-tax internal rate of return	$20,385	$26,795	$29,686
No Early Exit Period for this noncontrolling interest.	None	There are two specified Call Periods: The six month period from the later of 12/31/2021 or the end of the investment tax credit recapture period, and the six month period beginning at the later of when the investor earns its targeted IRR or at the end of the investment tax credit recapture period	The greater of the fair market value of the noncontrolling interest and the amount that would cause the noncontrolling interest to earn an agreed-upon after-tax internal rate of return	—	14,299	25,913

7/1/2022-3/31/2023	The sum of any unpaid priority returns and the lesser of a fixed percentage of the total contributions from the redeemable noncontrolling interest or the fair market value of the redeemable noncontrolling interest	None	None	—	31,778	34,408

				Noncontrolling Interest and Redeemable Noncontrolling Interests as of
				December 31,		March 31,
Early Exit Period	Put Price	Call Period	Call Price	2013	2014	2015
				(In Thousands)
						(unaudited)

4/1/2021-6/30/2021	The sum of any unpaid preferred distributions and the lesser of a fixed percentage of the total contributions from the redeemable noncontrolling interest or the fair market value of the redeemable noncontrolling interest; less any cash distributed in excess of preferred distributions	None	None	—	—	9,627

The carrying value of redeemable noncontrolling interests as of December 31, 2013 and 2014 and March 31, 2015 (unaudited) was greater than the redemption value, except for one Fund at December 31, 2013, two Funds at December 31, 2014 and two Funds at March 31, 2015 (unaudited) where the carrying value has been adjusted to the redemption value.

16.    Stockholders’ Equity

Convertible Preferred Stock

The Company has five series of convertible preferred stock as follows (in thousands):

	December 31, 2013		December 31, 2014		March 31, 2015
	Shares Authorized	Shares Issued and Outstanding	Shares Authorized	Shares Issued and Outstanding	Shares Authorized	Shares Issued and Outstanding
					(unaudited)
Series A	12,043	12,042	12,043	12,007	12,043	12,007
Series B	11,255	10,758	10,758	10,758	10,758	10,758
Series C	13,613	13,613	13,613	13,613	13,613	13,613
Series D	8,300	7,584	7,584	7,584	7,584	7,584
Series E	—	—	13,030	10,879	13,030	10,879

The rights and features of the Company’s Series A, B, C, D, and E convertible preferred stock are as follows:

Dividends

Each share of convertible preferred stock entitles the holder to receive noncumulative dividends in preference to any dividend on the common stock at the rate of 8% of the relevant applicable original issue price of such convertible preferred stock only when, and if, declared by the Board of Directors. The original issue price of Series A, B, C, D and E convertible preferred stock was $1.00, $1.71, $4.04, $9.23, and $13.83 per share, respectively. From the inception of the Company through December 31, 2014 and March 31, 2015 (unaudited), no dividends have been declared or paid.

Liquidation

Upon the occurrence of a liquidation event (as defined in the Company’s Certificate of Incorporation), the holders of convertible preferred stock shall be entitled to receive, before any distribution or payment to the holders of common stock, an amount equal to the original issue price per share for such preferred stock, as adjusted to reflect stock splits, consolidations, stock dividends, combinations, consolidations, recapitalizations, and the like, plus declared but unpaid dividends, if any, on such shares. After the distributions or payments to the holders of preferred stock have been paid in full, the remaining distributions or payments legally available for distribution, if any, shall be distributed to the holders of common stock, pro rata based on number of shares of common stock held by each holder thereof. However, notwithstanding the above, each holder of convertible preferred stock is entitled to receive the greater of (a) liquidation preference amount and (b) as converted amount.

Holders of the Series E Convertible Preferred shall be entitled to receive, before any distribution or payment shall be made to the holders of the Series D Convertible Preferred, Series C Convertible Preferred, Series B Convertible Preferred and Series A Convertible Preferred or the Common Stock, by reason of their ownership of such stock, an amount per share equal to the applicable Original Issue Price, as adjusted to reflect stock splits, consolidations, stock dividends, combinations, consolidations, recapitalizations, plus declared but unpaid dividends, if any, on such shares. If the distributions or payments of the Company are insufficient to make payment in full to the holders of Senior Preferred Stock, then such distributions or payments shall be distributed among the holders of Senior Preferred Stock at the time outstanding, ratably in proportion to the full preferential amounts to which they would otherwise be entitled.

Holders of the Series D Convertible Preferred shall be entitled to receive, before any distribution or payment shall be made to the holders of the Series C Convertible Preferred, Series B Convertible Preferred and Series A Convertible Preferred or the Common Stock, by reason of their ownership of such stock, an amount per share equal to the applicable Original Issue Price, as adjusted to reflect stock splits, consolidations, stock dividends, combinations, consolidations, recapitalizations, plus declared by unpaid dividends, if any, on such shares.

Conversion

Each share of Series A, B, and C convertible preferred stock may be converted to common stock upon the holder’s option, and will be automatically converted into one share of the Company’s common stock upon the completion of an initial public offering with minimum proceeds of $60.0 million and a price per share of common stock of at least $10.00, subject to adjustment. Each share of Series D convertible preferred stock may be converted to common stock upon the holder’s option, and will be automatically converted into one share of the Company’s common stock upon the completion of an initial public offering with minimum proceeds of $60.0 million and a price per share of common stock of at least $16.15, subject to adjustment. Each share of Series E convertible preferred stock may be converted to common stock upon the holder’s option, and will be automatically converted into one share of the Company’s common stock upon the completion of an initial public offering with minimum proceeds of $60.0 million and a price per share of common stock of at least $17.98.

If the Company issues any additional common stock other than in an initial public offering, exercise of a stock option or warrant, or in certain other transactions specified in the Company’s Certificate of Incorporation, for consideration less than the conversion price applicable to a series of preferred stock, the conversion price for such series will be adjusted to a price equal to the current conversion price multiplied by a fraction, the numerator of which is the sum of the number of shares of common stock then outstanding plus the number of shares of common stock that the aggregate consideration received by the Company would purchase at the series’ original conversion price, and the denominator of which is the sum of the number of shares of common stock then outstanding plus the number of additional shares being issued. The conversion prices applicable to the convertible preferred stock are equal to the respective original issue prices for each series as of December 31, 2014 and March 31, 2015 (unaudited).

Voting Rights

The holders of convertible preferred and common stock vote together as a single class, except with respect to certain matters specified in the Company’s Certificate of Incorporation that require the separate approval of the holders of convertible preferred stock.

Redemption

Convertible preferred stock is not redeemable.

Common Stock

The Company has reserved shares of common stock for issuance as follows (in thousands):

	December 31,		March 31,
	2013	2014	2015
			(unaudited)
Series A Convertible Preferred Stock	12,043	12,007	12,007
Series B Convertible Preferred Stock	10,758	10,758	10,758
Series C Convertible Preferred Stock	13,613	13,613	13,613
Series D Convertible Preferred Stock	7,584	7,584	7,584
Series E Convertible Preferred Stock	—	10,879	10,879
Stock option plans
Shares available for grant	749	694	4,090
Options outstanding	8,127	11,408	10,610
Restricted shares outstanding	—	947	947
Warrants to purchase Series B Convertible Preferred Stock	497	—	—

Total	53,371	67,890	70,488

In addition, in March 2015, the Board of Directors authorized an additional 2,500,000 shares of common stock in connection with the acquisition of Clean Energy Experts, LLC on April 1, 2015, as described in Note 25 — Subsequent Event (Unaudited).

17.    Stock-Based Compensation

2008 Equity Incentive Plan

In June 2008, the Board of Directors adopted the 2008 Equity Incentive Plan (“2008 Plan”), which provided for the granting of incentive or nonqualified stock options to employees, directors, and advisors of the Company. Stock options may not be granted with exercise prices of less than fair value of the Company’s common stock on the date of the grant. Incentive stock options granted to a stockholder owning more than 10% of voting stock of the Company may not be granted with an exercise price of less than 110% of the fair value of the common stock on the date of grant and will expire on the earlier of the date specified by the Board of Directors or the fifth anniversary of the grant date.

In July 2013, the Board of Directors terminated the 2008 Plan provided that the termination of the plan shall not affect outstanding awards previously issued thereunder. All the remaining shares that were available for future grants under the 2008 Plan were transferred to the 2013 Equity Incentive Plan (“2013 Plan”) at the inception of the 2013 Plan. As such, no shares have been reserved under the 2008 plan as of December 31, 2014.

MEC 2009 Stock Plan

In connection with the MEC acquisition in February 2014, the Company assumed nonstatutory stock options granted under the Mainstream Energy Corporation 2009 Stock Plan (the “MEC Plan”) held by MEC employees who continued employment with the Company after the closing and converted them into options to purchase shares of the Company’s common stock. The MEC Plan was terminated on the closing of the acquisition but the outstanding awards under the MEC Plan that the Company assumed in the acquisition will continue to be governed by their existing terms. As of December 31, 2014 and March 31, 2015 (unaudited), options to purchase 573,463 shares of the Company’s common stock remained outstanding under the MEC Plan.

2013 Equity Incentive Plan

In July 2013, the Board of Directors approved the 2013 Plan. In March 2015, the Board of Directors authorized an additional 3,000,000 shares reserved for issuance under the 2013 Plan. An aggregate of 4,500,000 shares of common stock are reserved for issuance under the 2013 Plan plus (i) any shares that were reserved but not issued under the 2008 Plan at the inception of the 2013 Plan, and (ii) any shares subject to stock options or similar awards granted under the 2008 Plan that expire or otherwise terminate without having been exercised in full and shares issued that are forfeited to or repurchased by the Company, with the maximum number of shares to be added to the 2013 Plan pursuant to clauses (i) and (ii) equal to 8,044,829 shares. Stock options granted to employees generally have a maximum term of ten-years and vest over a four-year period from the date of grant; 25% vest at the end of one year, and 75% vest monthly over the remaining three years. The options may include provisions permitting exercise of the option prior to full vesting. Any unvested shares shall be subject to repurchase by the Company at the original exercise price of the option in the event of a termination of an optionee’s employment prior to vesting. As of December 31, 2014 and March 31, 2015 (unaudited) the Company had not granted restricted stock or other equity awards (other than options) under the 2013 Plan.

2014 Equity Incentive Plan

In August 2014, the Board approved the 2014 Equity Incentive Plan (“2014 Plan”). An aggregate of 947,342 shares of common stock are reserved for issuance under the 2014 Plan. The 2014 Plan was adopted to accommodate a broader transaction with a sales entity and to allow for similar transactions in the future. In August 2014, the Company granted all 947,342 restricted stock units (“RSUs”) available under the 2014 Plan.

The following table summarizes the activity for all stock options under the Company’s 2008, 2013 and 2014 equity incentive plans for the years ended December 31, 2014 (shares in thousands):

	Options Outstanding	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Life (in years)
Balance at December 31, 2013	8,128	$2.57	8.4
Granted	5,299	6.73
Exercised	(1,038)	2.06
Canceled/forfeited	(981)	4.09

Balance at December 31, 2014	11,408	$4.42	8.2

Options vested and exercisable at December 31, 2014	4,534	$2.90	7.1

Options vested and expected to vest at December 31, 2014	9,172	$4.23	8.0

The following table summarizes the activity for all stock options under all of the Company’s equity incentive plans for the three months ended March 31, 2015 (shares in thousands) (unaudited):

	Options Outstanding	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Life (in years)
Balance at December 31, 2014	11,408	$4.42	8.2
Granted (unaudited)	—	—
Exercised (unaudited)	(402)	2.63
Canceled/forfeited (unaudited)	(396)	5.15

Balance at March 31, 2015 (unaudited)	10,610	$4.46	7.6

Options vested and exercisable at March 31, 2015 (unaudited)	5,004	$3.35	6.4

Options vested and expected to vest at March 31, 2015 (unaudited)	8,935	$4.30	7.8

There were 750,000, 469,000 and 398,000 (unaudited) unvested exercisable shares as of December 31, 2013 and 2014 and March 31, 2015, respectively, which are subject to a repurchase option held by the Company at the original exercise price. These exercisable but unvested shares have a vesting period of three years. In 2013, 179,590 options were exercised prior to vesting and these options vested in 2014. There was no exercise of unvested options in 2014 or in the three months ended March 31, 2015 (unaudited).

The weighted-average grant-date fair value of stock options granted during 2013 and 2014 were $1.77 and $3.72 per share, respectively. The Company did not grant any stock options in the three months ended March 31, 2015. The total intrinsic value of the options exercised during 2013, 2014 and the three months ended March 31, 2015 was $1.4 million, $4.8 million and $2.6 million (unaudited), respectively. The intrinsic value is the difference of the current fair value of the stock and the exercise price of the stock option. The total fair value of options vested during 2013, 2014 and the three months ended March 31, 2015 was $2.3 million, $3.9 million and $2.9 million (unaudited), respectively.

The Company estimates the fair value of stock-based awards on their grant date using the Black-Scholes option-pricing model. The Company estimates the fair value using a single-option approach and amortizes the fair value on a straight-line basis for options expected to vest. All options are amortized over the requisite service periods of the awards, which are generally the vesting periods.

The Company estimated the fair value of stock options with the following assumptions:

	For the year ended December 31,		Three months ended March 31,
	2013	2014	2014	2015
			(unaudited)
Risk-free interest rate	0.70% – 2.06%	0.76% – 2.60%	0.76% - 2.60%	N/A
Volatility	54.31% – 55.80%	37.32% – 55.80%	37.32% - 55.80%	N/A
Expected term (in years)	5.00 – 6.08	3.50 – 6.26	3.50 - 6.26	N/A
Expected dividend yield	0.00%	0.00%	0.00%	N/A

The expected term assumptions were determined based on the average vesting terms and contractual lives of the options. The risk-free interest rate is based on the rate for a U.S. Treasury zero-coupon issue with a term that approximates the expected life of the option grant. For stock options granted in 2013, 2014 and the three months ended March 31, 2014 (unaudited), the Company considered the volatility data of a group of publicly traded peer companies in its industry. Forfeiture rates are estimated using the Company’s expectations of forfeiture rates for the Company’s employees and are adjusted when estimates change. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts will be recorded as a cumulative adjustment in the period the estimates are revised. The Company considers many factors when estimating expected forfeitures, including historical forfeiture pattern, the types of awards and employee class. Actual results, and future changes in estimates, may differ substantially from management’s current estimates.

In 2014, the Company granted a total of 947,342 shares of RSUs that are subject to certain performance targets to a third party partner. The RSUs will vest upon the third party originating certain thresholds of expected megawatts in new systems for the period starting August 2014 and ending August 2017. In addition, these RSUs only vest upon the earlier of an initial public offering by the Company or January 1, 2017 and are subject to a clawback provision that requires the holder of the RSUs to either forfeit all the RSUs or pay the Company the grant date fair value for all RSUs that are not forfeited if the third party breaches the exclusivity provision of the parties’ commercial agreement. Additionally, 372,342 of these RSUs are also subject to an additional performance-based clawback provision that is based on the third party originating certain additional thresholds of expected megawatts in new systems from April 2014 through September 2017. Both the exclusivity and performance-based clawback provisions expire in 2017.

Both the performance-based and the clawback provisions are considered substantive and represent additional vesting conditions. As a result, the Company will start recognizing expense when the performance targets are met and the award value will be remeasured until the award vests. The Company recognized no expense in 2014 or in the three months ended March 31, 2015 (unaudited) as the performance targets were not met.

The following table summarizes the activity for all awards under the Company’s 2014 Plan (shares in thousands):

	Shares	Weighted Average Grant Date Fair Value
Unvested balance at December 31, 2013	—	$—
Granted	947	9.40
Vested	—	—
Canceled/forfeited	—	—

Unvested balance at December 31, 2014	947	$9.40

Granted (unaudited)	—	—
Vested (unaudited)	—	—
Canceled/forfeited (unaudited)	—	—

Unvested balance at March 31, 2015 (unaudited)	947	9.40

In 2014, the Company recognized $3.4 million in compensation expense resulting from sales of 1,092,421 shares by employees and former employees to existing investors for amounts in excess of the deemed fair value. In the three months ended March 31, 2015, the Company recognized $1.3 million (unaudited) in compensation expense resulting from sales of 628,745 (unaudited) shares by employees and former employees to existing investors for amounts in excess of the deemed fair value.

The Company recognized stock-based compensation expense in the consolidated statements of operations as follows (in thousands):

	For the Year Ended December 31,		For three months ended March 31,
	2013	2014	2014	2015
			(unaudited)
Cost of operating leases and incentives	$116	$155	$51	$49
Cost of solar energy systems and product sales	—	682	30	77
Sales and marketing	474	897	208	427
Research and development	379	270	44	62
General and administration	1,686	7,214	1,514	2,605

Total	$2,655	$9,218	$1,847	$3,220

As of December 31, 2013 and 2014 and March 31, 2015, total unrecognized compensation cost related to outstanding stock options was $5.8 million, $12.1 million and $10.5 million, (unaudited) respectively, which is expected to be recognized over a weighted-average period of 2.6, 2.8 and 2.7 years (unaudited), respectively.

18.    Retirement Plan

The Company offers a retirement plan qualified under Section 401(k) of the Code to its employees (the “401(k) plan”). The available investments are selected by the Company and allow participants to defer pre-tax amounts to the plan as allowed by the Code.

Upon acquisition of MEC, the Company incurred post-acquisition contributions of $0.5 million to the MEC 401(k) plan for the year ended December 31, 2014. The MEC 401(k) plan was terminated effective December 31, 2014.

19.    Operating Revenues under Customer Agreements

Customer Agreements representing PPAs require customers to make payments to Sunrun based on the electricity production of the related Project, whereas Customer Agreements representing leases require fixed monthly payments from customers.

Total revenue from customers’ contingent payments under PPAs recognized in the years ended December 31, 2013 and 2014, and the three months ended March 31, 2014 and 2015 was $31.5 million, $42.8 million, and $9.3 million (unaudited) and $12.5 million (unaudited) respectively.

Future minimum lease payments to be received from customers whose Customer Agreements represent non-cancelable leases are as follows (in thousands):

Year ended December 31:
2015	$9,073
2016	9,149
2017	9,227
2018	9,306
2019	9,388
Thereafter	128,254

Total	$174,397

At March 31, 2015, future minimum lease payments to be received from customers whose Customer Agreements represent non-cancelable leases are as follows (in thousands) (unaudited):

Remaining nine months of 2015	$7,555
Years Ended December 31,
2016	10,147
2017	10,232
2018	10,320
2019	10,410
Thereafter	140,759

Total	$189,423

20.    Income Taxes

The following table presents the loss before income taxes for the periods presented (in thousands):

	For the year ended December 31,
	2013	2014
Loss attributable to common stockholders	$1,931	$80,895
Loss attributable to noncontrolling interest and redeemable noncontrolling interests	64,155	86,638

Total	$66,086	$167,533

The income tax provision (benefit) consists of the following (in thousands):

	For the year ended December 31,
	2013	2014
Current:
Federal	$—	$—
State	169	—

Total current expense	169	—
Deferred:
Federal	1,420	(4,258)
State	919	(722)

Total deferred provision	2,339	(4,980)

Total	$2,508	$(4,980)

The following table represents a reconciliation of the statutory federal rate and the Company’s effective tax rate for the periods presented:

	For the Year Ended December 31,
	2013	2014
Tax provision (benefit) at federal statutory rate	(34.00)%	(34.00)%
State income taxes, net of federal benefit	1.65	(0.43)
Effect of noncontrolling and redeemable noncontrolling interests	33.08	17.58
Stock-based compensation	0.94	1.37
Effect of prepaid tax asset	3.84	11.75
Tax credits	(2.16)	(0.22)
Other	0.45	0.98

Total	3.80%	(2.97)%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following table represents significant components of the Company’s deferred tax assets and liabilities for the periods presented (in thousands):

	December 31,
	2013	2014
Deferred tax assets:
Accruals and prepaids	$—	$4,302
Deferred revenue	39,873	44,359
Net operating loss carryforwards	80,693	176,555
Stock-based Compensation	624	1,612
Investment tax and other credits	6,891	7,369

Gross deferred tax assets	128,081	234,197

Deferred tax liabilities:
Accruals and prepaids	1,532	—
Capitalized initial direct costs	7,720	16,640
Fixed asset depreciation	96,069	142,866
Deferred tax on investment in partnerships	126,718	184,240

Gross deferred tax liabilities	232,039	343,746

Net deferred tax assets (liabilities)	$(103,958)	$(109,549)

An analysis of current and noncurrent deferred tax assets and liabilities is as follows (in thousands):

	December 31,
	2013	2014
Current:
Deferred tax assets	$387	$3,528
Deferred tax liabilities	(55)	(480)

Net current deferred tax assets	$332	$3,048

Noncurrent:
Deferred tax assets	$127,070	$239,761
Deferred tax liabilities	(231,360)	(352,358)

Net noncurrent deferred tax liabilities	$(104,290)	$(112,597)

As of December 31, 2014, the Company had net operating loss carryforwards for federal, California and other state income tax purposes of approximately $454.5 million, $283.1 million and $126.5 million, respectively, which will begin to expire in the year 2028, 2020 and 2020, respectively, if not utilized. Of the federal, California, and other state NOL carryover, $1.8 million, $1.1 million, and $0.5 million relates to windfall stock option deductions which, when realized, will be an increase to additional paid in capital. As of December 31, 2013, the Company had net operating loss carryforwards for federal, California and other state income tax purposes of approximately $209.8 million, $118.4 million and $53.2 million, respectively. Of the federal, California, and other state NOL carryover, $0.5 million, $0.3 million, and $0.1 million relates to windfall stock option deductions which, when realized, will be an increase to additional paid in capital.

As of December 31, 2014, the Company has an investment tax credit carryforward of approximately $2.4 million and California enterprise zone credits of approximately $0.9 million, which begins to expire in the year 2028 if not utilized. As of December 31, 2013, the Company has an investment tax credit carryforward of approximately $2.1 million and California enterprise zone credits of approximately $0.8 million.

Generally, utilization of the net operating loss carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal revenue Code (IRC) of 1986, as amended and similar state provisions. The Company performed an analysis to determine whether an ownership change under Section 382 of the Code had occurred and determined that no ownership changes were identified as of December 31, 2014.

Valuation allowances are provided against deferred tax assets to the extent that it is more likely than not that the deferred tax asset will not be realized. The Company’s management considers all available positive and negative evidence including its history of operating income or losses, future reversals of existing taxable temporary difference, taxable income in carryback years and tax-planning strategies. The Company has concluded there was sufficient positive evidence based on the reversal pattern of the deferred tax liability and available tax planning strategies at the end of December 31, 2013 and December 31, 2014 to support the position that the Company does not need to maintain a valuation allowance on deferred tax assets.

Uncertain Tax Positions

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state and local jurisdictions, where applicable. The statute of limitations for the tax returns varies by jurisdictions.

We determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. We use a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained upon tax authority examination, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. We have analyzed the Company’s inventory of tax positions with respect to all applicable income tax issues for all open tax years (in each respective jurisdiction), and have concluded that no uncertain tax positions are required to be recognized in the Company’s consolidated financial statements as of December 31, 2013 and 2014.

Our policy is to include interest and penalties related to unrecognized tax benefits, if any, within the provision for taxes in the consolidated statements of operations. The Company did not accrue any interest or penalties for the years ended December 31, 2013 and 2014. The Company does not have any tax positions for which it is reasonably possible that the total amount of gross unrecognized tax benefits will significantly change within 12 months of December 31, 2014.

The Company is subject to taxation in the U.S., and various state and local jurisdictions.

The following table summarizes the tax years that remain open and subject to examination by the tax authorities in the most significant jurisdictions in which the Company operates:

Tax Years
U.S. Federal	2011 – 2014
State	2010 – 2014

21.    Commitments and Contingencies

Letters of Credit

As of December 31, 2014 and March 31, 2015 (unaudited), the Company had $5.8 million of unused letters of credit outstanding, which carry fees ranging from 2.00% - 2.75% per annum.

Non-cancellable Operating Leases

The Company leases facilities and equipment under non-cancellable operating leases. The Company entered into a new operating lease agreement in May 2013 for office space commencing September 30, 2013 through July 31, 2019.

Total operating lease expenses were $2.0 million and $3.5 million for the years ended December 31, 2013 and 2014, respectively and $0.7 million (unaudited) and $1.1 million (unaudited) for the three months ended March 31, 2014 and 2015 respectively. Certain operating leases contain rent escalation clauses, which are recorded on a straight-line basis over the initial term of the lease with the difference between the rent paid and the straight-line rent recorded as a deferred rent liability. Lease incentives received from landlords are recorded as deferred rent liabilities and are amortized on a straight-line basis over the lease term as a reduction to rent expense. Deferred rent liabilities were $2.2 million, $2.0 million, and $1.8 million (unaudited) as of December 31, 2013, 2014, March 31, 2015 respectively.

Future minimum lease payments expected to be made under non-cancelable operating lease agreements as of December 31, 2014 for each of the years ending December 31, are as follows (in thousands):

2015	$3,973
2016	3,762
2017	3,194
2018	2,703
2019	1,520
Thereafter	—

Total:	$15,152

Capital Lease Obligations

As of December 31, 2013 and 2014 and March 31, 2015, capital lease obligations were $0.0 million, $7.4 million and $9.3 million (unaudited), respectively. The capital lease obligations bear interest at rates up to 10% per annum.

The following is a schedule of future lease payments as of December 31, 2014 (in thousands):

2015	$2,598
2016	2,074
2017	1,868
2018	1,146
2019	215
2020	109

Total future lease payments	8,010
Amount representing interest	656

Present value of future payments	7,354
Less: current portion	1,593

Long term portion	$5,761

The following is a schedule of future lease payments as of March 31, 2015 (in thousands) (unaudited):

Remaining nine months ending December 31, 2015	$2,701
2016	3,034
2017	2,482
2018	1,584
2019	328
2020	114

Total future lease payments	10,243
Amount representing interest	968

Present value of future payments	9,275
Less: current portion	3,128

Long term portion	$6,147

Return of Excess Investor Contributions

Fund arrangements typically require investor contributions based on estimates calculated in advance of actual Projects placed into the subsidiaries. Agreements with investors also typically include a final true-up to determine whether contributions by the investors exceed the present value of future cash flows related to assets sold into the subsidiary. In the past, these true-up amounts have been immaterial. For one Fund, which was formed in 2012, the Company deployed fewer assets that qualified for U.S. Treasury grants into the subsidiary than originally contemplated, necessitating a return of excess investor contributions. Accordingly, as of December 31, 2013 and 2014 and March 31, 2015, $10.7 million, $0.0 million and $0.0 million (unaudited), respectively, were recorded as distributions payable to noncontrolling interests and redeemable noncontrolling interests in the consolidated balance sheets.

Treasury Grants

Some of the Fund agreements obligate the Company to reimburse the investors based upon the difference between their anticipated benefit from U.S. Treasury grants and the U.S. Treasury grants actually received. These differences arise due to the inherent limitations of the Treasury grant estimation process. For the Funds where the Company is contractually obligated to reimburse investors for these U.S. Treasury grant shortfalls, $1.2 million as of December 31, 2013, was recorded as distributions payable to noncontrolling interests in the Company’s consolidated balance sheets, and any impact to the consolidated statements of operations is reflected in the net income or loss attributable to noncontrolling interests line item. All amounts related to these obligations were fully paid by 2014.

Guarantees

The Company guarantees one of its investors in one of its Funds an internal rate of return, calculated on an after-tax basis, in the event that it purchases the investor’s interest or the investor sells its interest to the Company. The Company does not expect the internal rate of return to fall below the guaranteed amount; however, due to uncertainties associated with estimating the timing and amount of distributions to the investor and the possibility for and timing of the liquidation of the Fund, the Company is unable to determine the potential maximum future payments that it would have to make under this guarantee.

ITC Indemnification

The Company is contractually committed to compensate certain investors for any losses that they may suffer in certain limited circumstances resulting from reductions in ITCs. Generally, such obligations would arise as a result of reductions to the value of the underlying solar energy systems as assessed by the IRS. At each balance sheet date, the Company assesses and recognizes, when applicable, the potential exposure from this obligation based on all the information available at that time, including any audits undertaken by the IRS. The Company believes that any payments to the investors in excess of the amount already recognized by the Company for this obligation are not probable based on the facts known at the reporting date. The maximum potential future payments that the Company could have to make under this obligation would depend on the difference between the fair values of the solar energy systems sold or transferred to the Funds as determined by the Company and the values the IRS would determine as the fair value for the systems for purposes of claiming ITCs. ITCs are claimed based on the statutory regulations from the IRS. The Company uses fair values determined with the assistance of an independent third-party appraisal as the basis for determining the ITCs that are passed-through to and claimed by the Fund investors. Since the Company cannot determine how the IRS will evaluate system values used in claiming ITCs, the Company is unable to reliably estimate the maximum potential future payments that it could have to make under this obligation as of each balance sheet date.

Litigation

The Company is subject to certain legal proceedings, claims, investigations and administrative proceedings in the ordinary course of its business. The Company records a provision for a liability when it is both probable that the liability has been incurred and the amount of the liability can be reasonably estimated. These provisions, if any, are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Depending on the nature and timing of any such proceedings that may arise, an unfavorable resolution of a matter could materially affect the Company’s future consolidated results of operations, cash flows, or financial position in a particular period.

In July 2012, the Department of Treasury and the Department of Justice (together, the “Government”) opened a civil investigation into the participation by residential solar developers in the Section 1603 grant program. The Government served subpoenas on several developers, including Sunrun, along with their investors and valuation firms. The Company believes that it is not probable that a loss will be incurred in connection with this investigation and is not able to estimate the ultimate outcome or a range of possible loss at this point.

On January 4, 2013, a consumer rights class action law firm filed a class action complaint against Sunrun in Los Angeles Superior Court. The complaint asserts the claims of one named plaintiff and all others similarly situated, and alleges claims under the California state contractor licensing statute, the California unfair competition statute and the California Consumer Legal Remedies Act. The Company believes that it is not probable that a loss will be incurred in connection with this action and is not able to estimate the ultimate outcome or a range of possible loss at this point. The Company believes that it has meritorious defenses against this action and will continue to vigorously defend it.

22.    Net Loss Per Share

The computation of the Company’s basic and diluted net loss per share are as follows (in thousands, except share and per share amounts):

	For the year ended December 31,		For the three months ended March 31,
	2013	2014	2014	2015
			(unaudited)
Numerator:
Net loss attributable to common stockholders	$(4,300)	$(75,915)	$(10,867)	$(17,995)

Denominator:
Weighted average shares used to compute net loss per share attributable to common stockholders, basic and diluted	9,780	22,795	19,021	24,427

Net loss per share available to common stockholders:
Basic and diluted	$(0.44)	$(3.33)	$(0.57)	$(0.74)

The following shares were excluded from the computation of diluted net loss per shares as the impact of including those shares would be anti-dilutive:

	For the year ended December 31,		For the three months ended March 31,
	2013	2014	2014	2015
			(unaudited)
Preferred stock	43,998	54,841	53,034	54,841
Outstanding stock options	8,127	11,408	10,188	10,610

Total	52,125	66,249	63,222	65,451

Unaudited pro forma net loss per share

The following table presents the calculation of pro forma basic and diluted net loss per share attributable to common stockholders (in thousands):

December 31, 2014
Net loss attributable to common stockholders	$—
Basic and diluted shares:
Weighted average shares used to compute basic and diluted net loss per share

Pro forma adjustment to reflect the assumed conversion of preferred stock to occur upon the completion of this offering

Weighted average shares used to compute basic and diluted pro forma net loss per share

Pro forma net loss per share attributable to common stockholders

23.    Related Party Transactions

An individual who served as one of the Company’s directors until March 2015 and his spouse have a direct material ownership interest in REC Solar Commercial Corporation (RECC). For the year ended December 31, 2014, and the three months ended March 31, 2014 and 2015, the Company recorded $7.6 million, $1.4 million (unaudited) and $0.2 million (unaudited), respectively, in solar energy systems and products sales revenue from sales to RECC and had an outstanding receivable for $0.1 million and $0.2 million (unaudited) at December 31. 2014 and March 31, 2015, respectively. There were no related party transactions in 2013.

24.    Subsequent Events

For the Company’s consolidated financial statements as of and for the year ended December 31, 2014, the Company has evaluated subsequent events through March 26, 2015, the date its consolidated financial statements were available to be issued.

Derivatives

In connection with the senior secured credit facilities entered into at the end of 2014, the Company entered into interest rate swaps with a total notional amount of $109.1 million in January 2015 for the purpose of reducing exposure to fluctuations in interest rates. These fixed for floating interest rate swap agreements were designated as qualified cash flow hedges of expected interest payments on floating rate debt.

Purchase of photovoltaic modules

In January 2015, we entered into a purchase commitment with one of our supplier to purchase $70.0 million of photovoltaic modules over the next 12 months with the first modules delivered in January 2015.

Legal proceedings

On March 11, 2015, an employee rights class action law firm filed a class action complaint against the Company and REC Solar Commercial (“RECC”) in San Diego Superior Court. The complaint asserts the claims of one named plaintiff and others similarly situated under the California wage and hour laws, specifically, that Sunrun and RECC: (i) miscalculated and underpaid overtime wages by failing to include certain bonuses in base pay; (ii) failed to provide meal periods; and (iii) required employees to work off the clock without paying them. We are currently reviewing the allegations and the amount of any potential liability is not currently estimable.

25.    Subsequent Events (unaudited)

For the Company’s interim consolidated financial statements as of and for the three months ended March 31, 2015, the Company has evaluated subsequent events through June 11, 2015, the date its consolidated financial statements were available to be issued.

Financing Arrangements

In April 2015, the Company entered into a new syndicated working capital facility with banks for a total commitment of up to $205.0 million, of which $187.0 million was available to be drawn at the closing date. The Company drew down $80.0 million at the closing date and used $49.7 million of the debt proceeds to fully repay the outstanding balance of its revolving line of credit plus accrued interest and other fees and the remaining amount was available for general corporate purposes. The working capital facility is secured by substantially all of the unencumbered assets of the Company as well as ownership interests in certain subsidiaries of the Company.

Business Combinations

In April 2015, the Company acquired Clean Energy Experts, LLC, a consumer demand and solar lead generation company, for $25.0 million in cash and 1.9 million shares of common stock. Of this amount, $15.0 million in cash was paid and 1.4 million shares were issued in April 2015. The remaining $10.0 million in cash and 500,000 shares are due in two equal installments; $5.0 million will be paid and 250,000 shares will be issued in October 2015 and again in April 2016.

An additional $9.1 million in cash and 600,000 shares of common stock may be issued in April 2017, subject to certain sales targets as well as continued employment of certain key employees acquired in the transaction, which will be recorded as compensation expense over the two-year period unless and until the Company assesses the sales targets are not considered probable of achievement. The acquisition is expected to enhance the Company’s efficient and consistent access to high-quality leads in existing and new markets. The Company is in the process of completing the accounting for this business combination, including determining the purchase price, the fair values of assets acquired, certain income taxes, and residual goodwill.

INDEPENDENT AUDITORS’ REPORT

The Board of Directors

Sunrun Inc.:

We have audited the accompanying combined financial statements of the Distribution, Product Development, and Residential Installation Operations (the Noncommercial Operations) of Mainstream Energy Corporation, which comprise the combined balance sheets as of December 31, 2013 and January 31, 2014, the related combined statements of operations, equity, and cash flows for the year and the one-month period then ended, and the related notes to the combined financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these combined financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Noncommercial Operations of Mainstream Energy Corporation as of December 31, 2013 and January 31, 2014, and the results of their operations and their cash flows for the year and the one-month period then ended in accordance with U.S. generally accepted accounting principles.

Emphasis of Matter

As more fully described in note 2, the accompanying combined financial statements were prepared using “carve-out” accounting procedures wherein certain assets, liabilities and expenses historically recorded or incurred at the parent company level of Mainstream Energy Corporation, which related to or were incurred on behalf of the Noncommercial Operations, have been identified and allocated as appropriate to reflect the financial position and results of operations of the Noncommercial Operations for the periods presented. The combined financial statements have been derived from the accounting records of Mainstream Energy Corporation and its wholly owned subsidiaries, and reflect significant assumptions and allocations. Our opinion is not modified with respect to this matter.

/s/ KPMG LLP

San Francisco, California

March 26, 2015

MAINSTREAM ENERGY CORPORATION

Distribution, Product Development and Residential Installation Operations

Combined Balance Sheets

December 31, 2013 and January 31, 2014

(In thousands)

	December 31, 2013	January 31, 2014
Assets
Current assets
Cash and cash equivalents	$29,485	$3,675
Accounts receivable, net of allowance of $399 and $734 as of December 31, 2013 and January 31, 2014	10,170	11,339
Accounts receivable—related party	29	43
Deferred billings	2,061	2,030
Inventory	19,593	20,325
Income taxes receivable	256	285
Prepaid expenses	1,035	1,092
Deferred income taxes	909	737

Total current assets	63,538	39,526
Property and equipment, net	5,805	6,113
Goodwill	8,458	8,458
Other assets	214	210

Total assets	$78,015	$54,307

Liabilities and Parent Company Equity
Current liabilities
Accounts payable	$16,075	$12,922
Accounts payable—related party	11,026	8,032
Capital lease obligations, current portion	927	988
Accrued expenses	3,324	3,130
Deferred revenue	1,021	1,413
Customer deposits	346	85
Income taxes payable	1,979	1,533
Other liabilities	311	288

Total current liabilities	35,009	28,391
Capital lease obligations, less current portion	1,680	1,881
Deferred rent, less current portion	119	121
Warranty reserve, less current portion	1,986	1,990
Deferred income taxes	909	737
Other liabilities	76	76

Total liabilities	39,779	33,196

Commitments and contingencies (note 8)
Equity
Equity	38,236	21,111

Total equity	38,236	21,111

Total liabilities and equity	$78,015	$54,307

See accompanying notes to combined financial statements.

MAINSTREAM ENERGY CORPORATION

Distribution, Product Development and Residential Installation Operations

Combined Statements of Operations

Year ended December 31, 2013 and month ended January 31, 2014

(In thousands)

	Year Ended December 31, 2013	Month Ended January 31, 2014
Net sales	$147,589	$12,447
Net sales—related parties	5,084	554

Total net sales	152,673	13,001

Cost of sales	103,457	9,258
Cost of sales—related parties	5,046	550

Total cost of sales	108,503	9,808

Gross profit	44,170	3,193
Selling, general and administrative expenses	39,301	5,691

Operating income (loss)	4,869	(2,498)

Other income (expense)
Interest expense	(203)	(75)
Other, net	49	5

Other expense, net	(154)	(70)

Income (loss) before income taxes	4,715	(2,568)
Income tax expense (benefit)	2,162	(476)

Net income (loss)	$2,553	$(2,092)

See accompanying notes to combined financial statements.

MAINSTREAM ENERGY CORPORATION

Distribution, Product Development and Residential Installation Operations

Combined Statements of Equity

Year ended December 31, 2013 and month ended January 31, 2014

(In thousands)

Change in Equity
Balance—December 31, 2012	$43,365
Net income	2,553
Stock-based compensation	134
Transfers to commercial operations	(7,816)

Balance—December 31, 2013	38,236
Net loss	(2,092)
Stock-based compensation	879
Transfers to commercial operations	(15,912)

Balance—January 31, 2014	$21,111

See accompanying notes to combined financial statements.

MAINSTREAM ENERGY CORPORATION

Distribution, Product Development and Residential Installation Operations

Combined Statements of Cash Flows

Year ended December 31, 2013 and month ended January 31, 2014

(In thousands)

	Year Ended December 31, 2013	Month Ended January 31, 2014
Cash flows from operating activities:
Net income (loss)	$2,553	$(2,092)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,824	180
Stock-based compensation	134	879
Loss on disposal of property and equipment	139	60
Changes in operating assets and liabilities:
Accounts and retentions receivable, net	1,044	(1,183)
Deferred billings	(20)	31
Inventory	(7,492)	(733)
Income taxes receivable	1,131	(29)
Prepaid expenses and other current assets	389	(57)
Accounts payable	7,981	(6,147)
Accrued expenses	1,294	(194)
Deferred revenue	(716)	392
Customer deposits	89	(261)
Income and franchise taxes payable	2,002	(446)
Warranty reserve	195	13
Other liabilities	27	(30)

Net cash provided by (used in) operating activities	10,574	(9,617)

Cash flows from investing activities:
Increase in other assets	(52)	(5)
Purchases of property and equipment	(1,353)	(210)

Net cash used in investing activities	(1,405)	(215)

Cash flows from financing activities:
Payments on capital leases	(887)	(76)
Transfers to commercial operations	(7,395)	(15,902)

Net cash used in financing activities	(8,282)	(15,978)

Net increase (decrease) in cash and cash equivalents	887	(25,810)
Cash and cash equivalents—beginning of period	28,598	29,485

Cash and cash equivalents—end of period	$29,485	$3,675

Supplemental disclosures of cash flows information:
Interest paid	$203	$75
Taxes paid	970	—
Supplemental disclosures of noncash investing and financing information:
Purchases of property and equipment through capital lease agreements	$1,733	$339

See accompanying notes to combined financial statements.

MAINSTREAM ENERGY CORPORATION

Distribution, Product Development and Residential Installation Operations

Notes to Combined Financial Statements

December 31, 2013 and January 31, 2014

(1)    Description of Business

Mainstream Energy Corporation (the Company) is a renewable energy company primarily in the U.S. photovoltaic (PV) market, investing capital and expertise into developing businesses, projects and products with the vision to bring renewable energy to the mainstream energy market. The Company was founded in 2005 and is a Delaware C Corporation with its headquarters located in San Luis Obispo, California.

On February 1, 2014, Sunrun Inc. (Sunrun) completed the acquisition of the distribution, product development and residential installation operations (the Noncommercial operations) of the Company.

The acquisition by Sunrun was structured as a plan of reorganization whereby the Company spun out certain assets and liabilities of its commercial installation operations into a new entity, REC Solar Commercial Corporation (RECC). The Company then distributed all of the RECC stock to the accredited shareholders of the Company. RECC focuses exclusively on the large scale commercial and utility solar installation business under the REC Solar brand.

Subsequent to the spin out and as part of the plan of reorganization, the Company completed a two-step merger with Sunrun, which consisted of a stock swap transaction in which the Company was statutorily merged into a newly created subsidiary of Sunrun Inc. Pursuant to the merger, all of the issued and outstanding shares of Company capital stock were converted into the right to receive shares of Sunrun Inc. common stock subject to the terms and conditions of the merger agreement. Under the terms of the merger agreement, the Company ceased to exist and Sunrun South LLC, a new limited liability company, became the surviving entity of the merger as well as the new parent entity of both wholly owned subsidiaries, REC Solar, Inc. and AEE Solar, Inc. Subsequent to the merger, REC Solar, Inc. underwent a name change to Sunrun Installation Services, Inc.

Both the spin out and the two step merger were considered to be integrated steps in a single transaction and, as such, intended to qualify as a tax free reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

The Company’s Noncommercial operations acquired by Sunrun included:

•	Residential installation—A line of business which specializes in the sales, design and construction of solar energy systems for residential customers, with operations located in the United States.

•	Distribution—A line of business which distributes renewable energy products and materials used in the design, installation and maintenance of renewable energy systems to distributors, retailers and other resellers of renewable energy products throughout the United States. It has facilities in California, primarily in Sacramento.

•	Product Development—A line of business which develops mounting structures which are contract manufactured by third parties and sold through the installation and distribution operations under the SnapNrack name.

(2)    Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying combined financial statements of the Noncommercial operations of the Company were prepared for the purpose of complying with Rule 3-05 of Regulation S-X of the Securities and Exchange Commission (SEC) and have been derived from the historical accounting records of the Company and its wholly owned subsidiaries. The combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Unless otherwise specified, references to the Company are references to the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Historically, the Company did not maintain separate discrete financial statements for the Noncommercial operations and they never operated as a stand-alone business, division or subsidiary. The combined statements of operations set forth the results attributable to the Noncommercial operations and do not purport to reflect the costs, expenses, or results of operations had the Noncommercial operations been operated as a stand-alone, separate company. As part of the plan of reorganization, customer relationships or projects were allocated between the Noncommercial operations and RECC and the net sales and costs of sales as well as associated assets and liabilities reflect that allocation.

Historically, the Company considered its line of business to consist of commercial installation, residential installation, distribution, and product development. Certain operating expenses, assets and liabilities were accounted for by line of business and this information was used to allocate operating expenses, assets and liabilities to the Noncommercial operations. The Company had a shared service center that included information technology, finance, accounting and human resources functions that were shared by all lines of business. The shared service center expenses, assets and liabilities were primarily allocated to the Noncommercial operations based on historical estimates of where people in the shared service center spent their time. The combined financial statements are also not indicative of the future financial condition or results of operations of the Noncommercial operations going forward.

All cash flow requirements were funded and all cash management functions were performed jointly for the Noncommercial operations and the commercial installation operations. It was not practical to allocate the cash and cash equivalents between the Noncommercial operations and the commercial installation operations at December 31, 2013 or January 31, 2014 so all cash and cash equivalents were included in the Noncommercial operations balance sheet and it was presumed that the commercial installation operations were provided with cash as necessary throughout the period of the combined financial statements. The net cash flows with the commercial installation operations have been treated as a financing activity on the combined statements of cash flows. At January 31, 2014, as part of the spin out, $9.0 million of cash was effectively allocated to RECC.

As the Noncommercial operations were not a separate legal entity, such operations were funded jointly with the commercial installation operations and therefore it is not practical to allocate historical equity to the Noncommercial operations. For purposes of the historical combined financial statements, funding of the Noncommercial operations is reflected in the combined financial statements as parent company equity.

(b) Use of Estimates in the Preparation of Financial Statements

The preparation of these combined financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include costs to complete installation projects; the useful lives of property and equipment; allowances for doubtful accounts and sales returns; the valuation of deferred tax assets, property and equipment, inventory, goodwill, and share-based compensation; reserves for warranty obligations, income tax uncertainties and other contingencies; and the allocation of the Company’s expenses, assets and liabilities to the Noncommercial operations.

(c) Cash and Cash Equivalents

All highly liquid, short-term investments purchased with original maturities of three months or less are considered to be cash equivalents. Those purchased with original maturities of more than three months are considered to be short-term investments.

(d) Revenue Recognition

Solar Systems Installation

Revenue is recognized when a solar energy system is installed and the solar energy system passes inspection by the authority having jurisdiction, provided all other revenue recognition criteria have been met. Installation projects are typically completed in two months or less.

Costs incurred on residential installations before the solar energy systems are completed are included in inventory as work in process in the combined balance sheets.

Distribution and Product Development

Product sales revenue is recognized at the time the goods are shipped or when title is transferred. Shipping and handling fees charged to customers are included in net sales. Shipping and handling costs incurred are included in cost of sales. Total shipping and handling fees charged were $1.9 million and $131,000 for the year ended December 31, 2013 and the month ended January 31, 2014, respectively.

Taxes assessed by government authorities that are directly imposed on revenue producing transactions are excluded from product revenue.

(e) Accounts Receivable

Accounts receivable are stated at net realizable value.

For residential installation customers, accounts receivable represent billings rendered at the time each respective contracted milestone is achieved, net of all deposits received. Remaining contract amounts are billed to the customers’ respective utility, through the assigned administration of their respective state’s rebate program, subject to acceptable certified job completion notifications.

Accounts receivable are considered past due based on the contractual terms of the sale.

An allowance for doubtful accounts is maintained to reflect its estimate of the uncollectibility of the trade accounts receivable based on past collection history and the identification of specific potential customer risks. If the financial condition of customers deteriorates, resulting in an impairment of their ability to make payments, receivables from such customers may be written off. The allowance for doubtful accounts reflects management’s best estimate of the amounts that will not be collected based on historical experience and an evaluation of the outstanding receivables at the end of the year.

(f) Inventory

Inventory consists of raw materials such as photovoltaic panels, inverters and mounting hardware as well as miscellaneous electrical components that are sold as is by the distribution line of business and used in installations, and work in process that includes raw materials partially installed, along with capitalized installation costs. Inventory is stated at the lower of cost (first-in, first-out) or market. Work-in-process primarily relates to solar energy systems that will be sold to customers, which are under construction and are yet to pass inspection. Inventory is periodically reviewed for unusable and obsolete items. Based on this evaluation, provisions are made to write inventory down to its market value.

(g) Property and Equipment

Property and equipment are stated at cost. Maintenance, repairs, and minor renewals are charged against earnings as incurred. The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts, and any gain or loss is reflected in earnings. The majority of property and equipment is depreciated using the straight-line method over the following estimated useful lives:

Furniture and fixtures	3–7 years
Machinery and equipment	5–7 years
Vehicles	4–5 years
Computer hardware	2–5 years
Computer software	3–5 years
Leasehold improvements	Shorter of lease term or useful life of asset

Long-lived assets are reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The estimated future cash flows are based upon, among other things, assumptions about expected future operating performance, and may differ from actual cash flows. If the sum of the projected undiscounted cash flows is less than the carrying value of the assets, the assets will be written down to the estimated fair value in the period in which the determination is made. During the year ended December 31, 2013 and the month ended January 31, 2014, no indicators of impairment were identified and no impairment was recorded.

(h) Goodwill

Acquisitions of companies that include inputs and processes and have the ability to create outputs are accounted for as business combinations. Assets acquired and liabilities assumed in the business combinations are recorded based on their estimated fair values at the date of acquisition. Goodwill represents the excess of the purchase price over the fair value of net tangible and identifiable intangible assets of acquired businesses.

Goodwill is not amortized, but instead tested for impairment at least annually. Goodwill is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may be impaired. During the year ended December 31, 2013 and the month ended January 31, 2014, no indicators of impairment were identified and no impairment was recorded.

(i) Warranty Reserve

Warranty service and replacement on the major components and workmanship of all solar systems sold and installed through the residential installation line of business is provided. The major components are generally covered under a manufacturer’s limited warranty. In resolving claims under both the workmanship and design warranties, the option of remedying the defect to the warranted level through repair, refurbishment, or replacement exists. The warranty reserve is estimated and is re-evaluated annually by management based upon the warranty policy, applicable contractual warranty obligations, an analysis of historical costs and age of installed systems and management’s evaluation of current claims in process.

Changes in the warranty liability were as follows (in thousands):

	Year Ended December 31, 2013	Month Ended January 31, 2014
Warranty liability—beginning balance	$2,072	$2,267
Increases related to warranty provisions during the period	621	87
Decreases related to costs incurred during the period	(426)	(74)

Warranty liability—ending balance	$2,267	$2,280

(j) Income Taxes

The Company has elected to be taxed as a C corporation for both federal income and state tax purposes, and files its tax returns as a combined group. For purposes of these combined financial statements, the provision for income taxes reflects the Noncommercial operations’ combined amounts of all taxes currently payable and deferred, calculated as though the Noncommercial operations had historically been a stand-alone business.

Income taxes are accounted for using the asset and liability method whereby the deferred tax asset or liability account balances at the balance sheet date are calculated using tax laws and rates in effect at that time. Deferred tax assets and liabilities are recognized for future tax outcomes attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

Income tax expense includes (i) deferred tax expense, which generally represents the net change in the deferred tax asset or liability balance during the year plus any change in valuation allowances, and (ii) current tax expense, which represents the amount of tax currently payable to or receivable from a taxing authority. The effect of income tax positions are recognized only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Potential interest and penalties related to unrecognized tax benefits are recognized in income tax expense. At December 31, 2013 and January 31, 2014, there were no material uncertain tax positions.

(k) Fair Value of Financial Instruments

The fair values of cash and cash equivalents, accounts receivable and accounts payable approximate their carrying values due to the short period of time to maturity. The Company believes the carrying value of the capital lease obligations approximates fair value based on the rates currently available to the Company for similar instruments.

(l) Concentration of Risk

Credit evaluations of its customers are performed on an ongoing basis and generally do not require collateral. Reserves for potential losses for uncollectible accounts and such losses have been within management’s expectations. Additionally, certain cash deposits may, at times, be in excess of federally insured limits.

Products and materials sold are used in a specialized industry: renewable energy. The residential operations are subject to market fluctuations that can be caused by government incentive programs, which encourage the use of alternative energy sources, as well as the market prices of traditional energy sources. Should incentives be curtailed, and/or the cost of traditional energy sources decline, the residential operations could be at risk. Additionally, since a significant portion of the customer base is contractors, there is associated risk based upon economic conditions that can occur in this sector.

During the year ended December 31, 2013 the purchases from the top five vendors were $29.3 million, $7.8 million, $5.6 million, $5.1 million and $7.6 million, respectively. During the month ended January 31, 2014, the purchases from the top five vendors were $701,000, $631,000, $607,000, $566,000 and $486,000, respectively.

(m) Advertising Costs

Advertising costs are charged to expense as incurred. Advertising expense was $1.2 million and $193,000 for the year ended December 31, 2013 and the month ended January 31, 2014, respectively.

(n) Stock-Based Compensation

Stock-based compensation expense is recognized using a straight-line basis for its employee stock-based compensation plans based upon the estimated fair value of stock option awards at the respective grant dates.

(o) Comprehensive Income

Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income is comprised solely of net income. Accordingly, the accompanying consolidated statements of operations reflect all changes in comprehensive income.

(3)    Inventory

As of December 31, 2013 and January 31, 2014, inventory consists of the following (in thousands):

	December 31, 2013	January 31, 2014
Raw materials	$17,036	$18,062
Work in process	2,557	2,263

	$19,593	$20,325

(4)    Property and Equipment

Property and equipment consists of the following (in thousands):

	December 31, 2013	January 31, 2014
Furniture and fixtures	$621	$675
Machinery and equipment	1,228	1,198
Vehicles	6,146	6,539
Computer hardware	1,692	1,759
Computer software	4,377	4,377
Leasehold improvements	309	310
Construction in progress	267	267

Property and equipment, gross	14,640	15,125
Less accumulated depreciation and amortization	(8,835)	(9,012)

Property and equipment, net	$5,805	$6,113

Amortization expense on assets under capital leases is included in depreciation expense in the accompanying combined statements of operations. Depreciation and amortization expense on property and equipment was $1.7 million and $171,000 for the year ended December 31, 2013 and the month ended January 31, 2014, respectively.

(5)    Revolving Line of Credit

The Company had a revolving line of credit which provided for advances not to exceed a maximum revolver amount of $10.0 million based upon the collateral value of certain distribution inventory and accounts receivable. The maximum revolver amount could be increased by two $2.5 million increments with an aggregate amount not to exceed $5.0 million. Borrowings under the line bore interest at 2.5% above the Base Rate. The Base Rate used was the Daily Three Month LIBOR rate calculated daily (0.2% at December 31, 2013). The line of credit had an unused line fee of 0.50% per annum of the daily average of the maximum revolver amount reduced by outstanding advances and letter of credit usage. Up to $3.0 million could be reserved for stand-by letters of credit under the line of credit. The Loan and Security Agreement also contained two financial covenants which were measured only when the Company had advances outstanding on the revolver or letters of credit were issued and outstanding: minimum EBITDA calculated monthly, and an annual capital expenditure limit of $4.0 million. The Company was in compliance with these covenants. As of December 31, 2013, there were no outstanding borrowings or stand-by letters of credit under this facility. The line of credit had a maturity date of August 1, 2014, however the Line was canceled on January 31, 2014 due to the Company’s merger.

(6)    Capital Lease Obligations

Assets under capital leases consist of vehicles and software with a cost of $6.1 million and net book value of $3.1 million at December 31, 2013, and vehicles and software with a cost of $5.4 million and net book value of $3.3 million at January 31, 2014. The capital lease obligations bear interest at rates up to 10% APR.

The following is a schedule as of January 31, 2014 of future lease payments for the years ending December 31 (in thousands):

2014	$1,123
2015	951
2016	660
2017	602
2018	109

Total future lease payments	3,445
Amount representing interest	(576)

Present value of future payments	2,869
Less current portion	(988)

Long term portion	$1,881

(7)    Income Taxes

Significant components of income tax expense (benefit) are as follows (in thousands):

	December 31, 2013	January 31, 2014
Current:
Federal	$2,001	$(446)
State	161	(30)

Total current	2,162	(476)

Deferred:
Federal	—	—
State	—	—

Total deferred	—	—

Total income taxes expense (benefit)	$2,162	$(476)

A reconciliation of the Company’s effective income tax rate to the statutory federal rate is as follows:

	December 31, 2013	January 31, 2014
Statutory federal tax rate	35.0%	35.0%
State taxes, net of federal benefit	3.4	(0.3)
Other permanent items	(2.1)	(5.1)
Change in valuation allowance	9.2	(11.1)
Other	0.3	—

Effective tax rate	45.8%	18.5%

Significant components of the Company’s deferred tax assets and liabilities are as follows (in thousands):

	December 31, 2013	January 31, 2014
Deferred tax assets:
Allowance for doubtful accounts	$100	$68
Inventory adjustments	413	276
Accrued compensation	211	303
Other accrued expenses	1,054	1,067
Stock-based compensation	450	802
Net operating loss	6	37
Tax credits	—	34

Gross deferred tax assets	2,234	2,587
Valuation allowance	(1,092)	(1,475)

Total deferred tax assets	1,142	1,112

Deferred tax liabilities:
Property and equipment	(1,131)	(1,105)
Intangible assets	(11)	(7)

Total deferred tax liabilities	(1,142)	(1,112)

Net deferred tax assets	$—	$—

For carve-out financial statement purposes, provision for income tax including tax attribute carryforwards is presented on a separate-return method in application of ASC 740. As such, the Noncommercial operation’s tax provision, net operating loss carryforwards, credit carryforwards, and other deferred tax assets and liabilities above reflect those available under separate-return methodology per ASC 740.

As of December 31, 2013 and January 31, 2014, no Federal net operating loss carryforwards and no Federal credit carryforwards existed.

As of December 31, 2013, state net operating loss carryforwards in the amount of $125,000 existed. As of January 31, 2014, state net operating loss carryovers and state credit carryovers existed in the amount of $772,000 and $34,000, respectively. State net operating losses can be carried forward for fifteen years in California and between three and eighteen years in other states. The applicable state credits can be carried forward ten years.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities

(including the impact of available carryback and carryforward periods), three years of cumulative book losses, projected future book income, and tax planning strategies in making this assessment. Based upon the positive and negative evidence, management believes it is not more likely than not that the benefits of the deferred tax assets it has recognized on its balance sheet will be realized. Accordingly, there is a full deferred tax asset valuation allowance at December 31, 2013 and January 31, 2014. The increase in valuation allowance per period is $211,000 and $383,000, respectively.

As of December 31, 2013 and January 31, 2014, the Company did not have any material unrecognized tax benefits.

The IRS completed its examination of the Company’s federal tax returns for 2007 and 2008 in July of 2010. The returns starting with 2010 remain open for an IRS examination. For California, tax years after 2009 remain open for examination by the Franchise Tax Board.

(8)    Commitments and Contingencies

The Company rents various facilities and equipment under operating leases. Total rental expense was $1.3 million and $124,000 for the year ended December 31, 2013 and the month ended January 31, 2014, respectively.

Future minimum non-cancelable rental payments under operating leases are as follows for the years ending December 31 (in thousands):

2014	$1,214
2015	908
2016	561
2017	135

Total	$2,818

Certain operating leases contain rent escalation clauses, which are recorded on a straight-line basis over the initial term of the lease with the difference between the rent paid and the straight-line rent recorded as a deferred rent liability. Lease incentives received from landlords are recorded as deferred rent liabilities and are amortized on a straight-line basis over the lease term as a reduction to rent expense. Deferred rent liabilities were $149,000 and $151,000 as of December 31, 2013 and January 31, 2014, respectively.

The Company is party to various legal proceedings and claims that arise in the ordinary course of its business. In the opinion of management, the ultimate resolution of these matters will not materially affect the financial position, results of operations, or cash flows as presented herein.

(9)    Retirement Plans and Stock-Based Compensation

The Company has a 401(k) plan for eligible employees that meet minimum service requirements. The Company matches 100% of employee contributions up to 4% on a pay period basis. Matching will not exceed 4% of an employee’s annual salary contributions, subject to applicable IRS limits. Matching contributions are fully vested. Matching contribution expense was $459,000 and $45,000 for the year ended December 31, 2013 and the month ended January 31, 2014, respectively.

In 2009, the Company adopted a stock compensation plan (the Plan) pursuant to which the Company’s board of directors could grant stock options to officers and key employees. The Company granted 8,073 nonstatutory stock options to a key employee during the year ended December 31, 2013. The options vest over a period of 3.75 to 5 years, and expire between December 2016 and October 2020. Following is a summary of stock options as of December 31, 2013 and January 31, 2014 and changes during the periods then ended:

	Number of Shares Underlying Outstanding Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding—December 31, 2012	3,108	$842	2.3	$—
Options granted	8,073	220	6.8	—
Options forfeited or expired	(988)	631	—	—

Outstanding—December 31, 2013	10,193	$369	5.5	$—

Outstanding—January 31, 2014	10,193	$369	0.5	$910
Vested—January 31, 2014	4,170	521	4.2	273

Options expected to vest—January 31, 2014	6,023	$264	6.3	$637

The grant-date fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton option pricing model. The weighted average assumptions for the grants are as follows:

Year Ended December 31, 2013
Expected term (in years)	3.75
Risk-free interest rate	1.00%
Expected volatility	85.0%
Dividend rate	—%
Weighted-average estimated fair value of stock options granted	$197

Since the Company’s shares are not publicly traded and its shares are rarely traded privately, expected volatility is estimated based on the average historical volatility of similar entities with publicly traded shares. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve at the date of grant. The expected life of the option award is calculated using the simplified method. The expected dividend yield reflects that no dividends were paid on the Company’s common stock.

Compensation expense related to stock options allocated to Noncommercial operations was $134,000 and $879,000 for the year ended December 31, 2013 and the month ended January 31, 2014, respectively.

In conjunction with the plan of reorganization as of February 1, 2014 all outstanding options held by the employees staying with the Noncommercial operations were vested in full and converted to options to purchase shares of Sunrun Inc.

(10)    Related Party Transactions

One of the Company’s stockholders owns a controlling interest in a major supplier of solar energy system components. Purchases from this supplier were approximately $29.3 million and $0.5 million during the year ended December 31, 2013 and the month ended January 31, 2014, respectively, and accounts payable at December 31, 2013 and January 31, 2014 includes approximately $11.0 million and $8.0 million, respectively, owed to this supplier.

Another of the Company’s stockholders has a majority ownership interest in a corporation that also operates as a distributor and retailer of renewable energy related products. The Company made sales of approximately $328,000 and $38,000 to this corporation during the year ended December 31, 2013 and the month ended January 31, 2014, respectively.

In the past, the distribution operations of the Company supplied certain inventory at cost to the commercial installation operations that were spun out to RECC as discussed in note 1. The combined statement of operations includes the resulting net sales and cost of sales of $5.1 million and $0.6 million for the year ended December 31, 2013 and the month ended January 31, 2014, respectively. As part of the plan of reorganization, the Company agreed to provide transition services to RECC for certain functions for up to six months following the spin out, which includes the distribution operations continuing to supply inventory at cost.

(11)    Subsequent Event

On March 11, 2015, an employee rights class action law firm filed a class action complaint against Sunrun Inc. and REC Solar Commercial (“RECC”) in San Diego Superior Court. The complaint asserts the claims of one named plaintiff and others similarly situated under the California wage and hour laws, specifically, that Sunrun and RECC: (i) miscalculated and underpaid overtime wages by failing to include certain bonuses in base pay; (ii) failed to provide meal periods; and (iii) required employees to work off the clock without paying them. The allegations are currently being reviewed and the amount of any potential liability is not currently estimable.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

In February 2014, the Company completed the acquisition of the residential sales and installation business of Mainstream Energy Corporation, as well as its distribution business, AEE Solar, and its racking business, SnapNrack (collectively MEC), in exchange for $78.8 million of consideration. The purchase consideration for the assets acquired and liabilities assumed was approximately $78.8 million consisting of $75.0 million in the issuance of 12,762,894 shares of common stock, $1.8 million in cash, $1.8 million in settlement of balances under a pre-existing relationship and $0.2 million in the form of 576,878 stock options. The settlement of the pre-existing relationship was related to the partner installation agreement between the Company and MEC, which existed prior to the acquisition date. The business acquired engages in designing, installing and selling solar energy systems to residential customers, fulfillment, and racking hardware for solar energy systems.

The unaudited pro forma combined statement of operations for the year ended December 31, 2014 illustrate the effect of the acquisition of the residential business as if the acquisition had occurred on January 1, 2014.

The unaudited pro forma combined statement of operations and accompanying notes thereto should be read together with the Company’s consolidated financial statements for the years ended December 31, 2013 and 2014, and the combined financial statements for MEC as of and for the year ended December 31, 2013 and as of and for the month ended January 31, 2014, included elsewhere in this prospectus.

	Sunrun Inc.	MEC	Pro Forma Adjustments		Sunrun Inc.
	Year Ended December 31, 2014	One Month Ended January 31, 2014			Pro Forma Year Ended December 31, 2014
	Historical	Historical	(Note 3)
	(In thousands, except per share data)
Revenue:
Operating leases and incentives	$84,006	$—	$—		$84,006
Solar energy systems and product sales	114,551	13,001	(6,203)	(a)	121,349

Total revenue	198,557	13,001	(6,203)		205,355
Operating expenses:
Cost of operating leases and incentives	72,898	—	—		72,898
Cost of solar energy systems and product sales	100,802	9,808	(4,567)	(a),(d)	106,043
Sales and marketing	78,723	1,860	(249)	(d)	80,334
Research and development	8,386	—	(32)	(d)	8,354
General and administrative	68,098	3,831	(1,091)	(b),(d)	70,838
Amortization of intangible assets	2,269	—	192	(c)	2,461

Total operating expenses	331,176	15,499	(5,747)		340,928

Loss from operations	(132,619)	(2,498)	(456)		(135,573)
Interest expense, net	27,521	75	—		27,596
Loss on early extinguishment of debt	4,350	—	—		4,350
Other expenses	3,043	(5)	—		3,038

Loss before income taxes	(167,533)	(2,568)	(456)		(170,557)
Income tax expense (benefit)	(4,980)	(476)	5,456	(e)	—

Net loss	(162,553)	(2,092)	(5,912)		(170,557)

Net loss attributable to noncontrolling interests and redeemable noncontrolling interests	(86,638)	—	—		(86,638)

Net loss attributable to common stockholders	$(75,915)	$(2,092)	$(5,912)		$(83,919)

Net loss per share attributable to common shareholders—basic and diluted	$(3.33)				$(3.51)
Weighted average shares used to compute net loss per share attributable to common stockholders—basic and diluted	22,795				23,914	(f)

SUNRUN INC.

NOTES TO THE UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

(Amounts in thousands except share and per share amounts)

1. Basis of Presentation

The unaudited pro forma combined statement of operations for the year ended December 31, 2014 combines the unaudited statement of operations of the residential business for the period from January 1, 2014 to January 31, 2014, the date of acquisition, and the Company’s audited statement of operations for the year ended December 31, 2014. The unaudited pro forma combined financial information has been adjusted to give effect to pro forma events that are (1) directly attributable to the acquisition, (2) factually supportable, and (3) expected to have a continuing impact on our combined results. The detailed assumptions used to prepare the pro forma financial information are contained in the notes to the unaudited pro forma combined financial statements, and such assumptions should be reviewed in their entirety.

The accompanying unaudited pro forma combined financial information reflect the acquisition of MEC using the acquisition method of accounting in accordance with U.S. GAAP. Pro forma data is based on currently available information and certain estimates and assumptions. Pro forma data is not necessarily indicative of the financial results that would have been attained had the acquisition occurred on January 1, 2014. As actual adjustments may differ from the pro forma adjustments, the pro forma amounts presented should not be viewed as indicative of operations in future periods. The unaudited pro forma combined financial information does not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the acquisition.

2. Purchase Price Allocation

The following table summarizes the fair value of assets acquired and liabilities assumed (in thousands):

Cash and cash equivalents	$5,440
Accounts receivable	8,881
Inventory	23,886
Prepaid expenses	2,028
Property and equipment	6,113
Other long-term assets	200
Accounts payable	(21,316)
Deferred revenue	(768)
Accrued expenses	(3,659)
Other liabilities	(1,509)
Capital lease obligations	(2,869)
Intangible assets	15,380
Deferred tax liabilities	(4,843)
Goodwill	51,786

Total purchase consideration	$78,750

Intangible assets and their estimated useful lives are as follows (in thousands):

Backlog	$200	1 year
Customer relationships	10,270	6 – 10 years
Developed technology	910	5 years
Trade names	4,000	4 months – 5 years

Total intangible assets	$15,380

Backlog represents acquired outstanding customer orders to be fulfilled in the future. The customer relationships represent acquired relationships with installers, distributors and retail outlets. The developed technology represents acquired technology under the SnapNrack brand. Trade names represent acquired brands related to REC Solar, AEE Solar, and SnapNrack.

The identifiable intangible assets are amortized on a straight-line basis, which approximates the pattern of economic consumption over their estimated useful lives as disclosed above.

The Company incurred acquisition costs of $0.5 million which were included in general and administrative expenses in the Company’s statement of operations for the year ended December 31, 2014. In addition, MEC incurred acquisition costs of $0.3 million prior to the acquisition which were included in general and administrative expenses in the residential business’ statement of operations for the month ended January 31, 2014.

3. Pro-Forma Adjustments to the Unaudited Pro-Forma Combined Statement of Operations

Pro-forma adjustments to the unaudited pro-forma combined statement of operations for the year ended December 31, 2014 assume the acquisition was consummated on January 1, 2014.

The unaudited pro-forma combined statements of operations have been adjusted as follows:

a)	Elimination of solar energy systems and product sales revenue and the related cost with regards to solar systems sold by MEC to Sunrun during January 2014. The revenue related to these sales amounted to $6.2 million and the cost of solar energy systems and product sales amounted to $4.3 million.

b)	Elimination of acquisition costs of $0.9 million included in the statements of operations for the year ended December 31, 2014 as they do not have a continuing impact on the combined results.

c)	Increase of the operating expenses by amortization expense of $0.2 million for the month of January 2014 related to the fair value of the intangible assets acquired.

d)	Elimination of $0.9 million related to the accelerated vesting of MEC’s stock options as a result of the acquisition and stock-based compensation expenses recorded by MEC in January 2014 as they do not have continuing impact on the combined results, and addition of $0.1 million for one month of stock-based compensation expense in the combined pro forma financial statements for stock options granted by Sunrun to the residential business’ employees subsequent to acquisition under its Equity Incentive Plan assuming the acquisition occurred on January 1, 2014 as provided below (in thousands):

Year ended December 31, 2014
Cost of solar energy systems and product sales	$298
Sales and marketing	249
Research and development	32
General and administration	225

Total	$804

e)	Adjustment to income tax expense as a result of the elimination of one-time tax effects of the acquisition.

f)	Reflection of the issuance of 12,762,894 shares of common stock in connection with the acquisition as if it occurred on January 1, 2014.

OUR STRENGTHS HELP US CREATE A LARGE, HAPPY AND VALUABLE CUSTOMER BASE

PLATFORM OF SERVICES AND TOOLS

DIFFERENTIATED CUSTOMER EXPERIENCE

PROVEN EXECUTION

PROVEN ACCESS TO CAPITAL

POLICY AND REGULATORY LEADERSHIP

INDUSTRY PIONEERING MANAGEMENT TEAM

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all expenses to be paid by the Registrant, other than underwriting discounts and commissions, upon the completion of this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the NASDAQ listing fee.

Amount to be Paid
SEC registration fee	$	*
FINRA filing fee		*
NASDAQ listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*

Total	$	*

*	To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors, and other corporate agents.

On the completion of this offering, as permitted by Section 102(b)(7) of the Delaware General Corporation Law, the Registrant’s amended and restated certificate of incorporation will include provisions that eliminate the personal liability of its directors and officers for monetary damages for breach of their fiduciary duty as directors and officers.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, the amended and restated certificate of incorporation and amended and restated bylaws of the Registrant in effect upon the completion of this offering provide that:

•	The Registrant shall indemnify its directors and officers for serving the Registrant in those capacities or for serving other business enterprises at the Registrant’s request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	The Registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

•	The Registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•	The Registrant will not be obligated pursuant to the amended and restated bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the Registrant’s board of directors or brought to enforce a right to indemnification.

•	The rights conferred in the amended and restated certificate of incorporation and amended and restated bylaws are not exclusive, and the Registrant is authorized to enter into indemnification agreements with its directors, officers, employees, and agents and to obtain insurance to indemnify such persons.

•	The Registrant may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees, and agents.

The Registrant’s policy is to enter into separate indemnification agreements with each of its directors and officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and also to provide for certain additional procedural protections. The Registrant also maintains directors and officers insurance to insure such persons against certain liabilities.

These indemnification provisions and the indemnification agreements entered into between the Registrant and its officers and directors may be sufficiently broad to permit indemnification of the Registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended (Securities Act).

The underwriting agreement to be filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

Since March 1, 2012, the Registrant issued the following unregistered securities:

Preferred Stock Issuances

From May 2012 through September 2012, the Registrant sold an aggregate of 7,583,965 shares of its Series D convertible preferred stock to nine accredited investors at a purchase price of $9.23 per share, for an aggregate purchase price of $69,999,997.

From March 2014 through May 2014, the Registrant sold an aggregate of 10,878,984 shares of its Series E convertible preferred stock to 20 accredited investors at a purchase price of $13.834 per share, for an aggregate purchase price of $150,499,865.

Option and RSU Issuances

Since March 1, 2012, the Registrant granted to its directors, officers, employees, consultants and other service providers options to purchase an aggregate of 12,958,699 shares of its common stock under its equity compensation plans at exercise prices ranging from approximately $2.67 to $9.40 per share.

Since March 1, 2012, the Registrant assumed options to purchase an aggregate of 576,878 shares of its common stock under an equity compensation plan the Registrant assumed in connection with an acquisition at exercise prices ranging from approximately $3.87 to $16.49 per share.

Since March 1, 2012, the Registrant granted to its directors, officers, employees, consultants and other service providers an aggregate of 1,082,342 restricted stock units to be settled in shares of its common stock under its equity compensation plans.

Shares Issued in Connection with Acquisitions

In February 2012, the Registrant issued an aggregate of 12,762,894 shares of its common stock in connection with its acquisition of a company as consideration to 12 individuals and entities who were former service providers and/or stockholders of such company.

In April 2015, the Registrant issued an aggregate of 1,400,000 shares of its common stock in connection with its acquisition of a company as consideration to five individuals and entities who were former service providers and/or stockholders of such company.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. The Registrant believe the offers, sales and issuances of the above securities were exempt from registration under the Securities Act by virtue of Section 4(2) of the Securities Act because the issuance of securities to the recipients did not involve a public offering, or in reliance on Rule 701 because the transactions were pursuant to compensatory benefit plans or contracts relating to compensation as provided under such rule. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits.

We have filed the exhibits listed on the accompanying Exhibit Index of this Registration Statement.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

ITEM 17. UNDERTAKINGS.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in San Francisco, California, on the day of June 25, 2015.

SUNRUN INC.

By:	/s/ Lynn Jurich
Lynn Jurich
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Lynn Jurich, Bob Komin and Mina Kim, and each of them, as his or her true and lawful attorney-in-fact and agent with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) under the Securities Act of 1933 increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact, proxy, and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, proxy and agent, or his or her substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Lynn Jurich Lynn Jurich	Chief Executive Officer and Director (Principal Executive Officer)	June 25, 2015

/s/ Bob Komin Bob Komin	Chief Financial Officer (Principal Accounting and Financial Officer)	June 25, 2015

/s/ Edward Fenster Edward Fenster	Chairman and Director	June 25, 2015

/s/ Jameson McJunkin Jameson McJunkin	Director	June 25, 2015

/s/ Gerald Risk Gerald Risk	Director	June 25, 2015

/s/ Steve Vassallo Steve Vassallo	Director	June 25, 2015

/s/ Richard Wong Richard Wong	Director	June 25, 2015

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon the completion of this offering.

3.3	Bylaws of the Registrant, as currently in effect.

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the completion of this offering.

4.1	Form of common stock certificate of the Registrant.

4.2	Tenth Amended and Restated Investors’ Rights Agreement among the Registrant and certain holders of its capital stock, dated as of March 31, 2015.

4.3	Shareholders Agreement among the Registrant and certain holders of its capital stock, dated as of April 1, 2015.

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, P.C.

10.1+	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.2+*	Sunrun Inc. 2015 Equity Incentive Plan and related form agreements.

10.3+*	Sunrun Inc. 2015 Employee Stock Purchase Plan and related form agreements.

10.4+	Sunrun Inc. 2014 Equity Incentive Plan.

10.5+	Sunrun Inc. 2013 Equity Incentive Plan and related form agreements.

10.6+	Sunrun Inc. 2008 Equity Incentive Plan and related form agreements.

10.7+	Mainstream Energy Corporation 2009 Stock Plan.

10.8+	Sunrun Inc. Executive Incentive Compensation Plan.

10.9+	Key Employee Change in Control and Severance Plan and Summary Plan Description.

10.10+	Employment Letter between the Registrant and Lynn Jurich, dated as of May 8, 2015.

10.11+	Employment Letter between the Registrant and Edward Fenster, dated as of May 8, 2015.

10.12+	Employment Letter between the Registrant and Bob Komin, dated as of May 8, 2015.

10.13+	Employment Letter between the Registrant and Thomas Holland, dated as of May 8, 2015.

10.14+	Employment Letter between the Registrant and Paul Winnowski, dated as of May 8, 2015.

10.15+	Board Services Agreement between the Registrant and Gerald Risk, dated as of February 1, 2014.

10.16	Agreement of Sublease between the Registrant and Visa U.S.A. Inc., dated as of April 1, 2013, as amended on April 29, 2013.

10.17¥	Credit Agreement among the Registrant, Credit Suisse Securities (USA) LLC and the other parties thereto, dated as of April 1, 2015.

10.18¥	Credit Agreement among Sunrun Aurora Portfolio 2014-A, LLC, Investec Bank PLC, Keybank National Association and the Lenders from time to time as party thereto, dated December 31, 2014.

21.1	List of subsidiaries of the Registrant.

23.1	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of KPMG LLP, Independent Public Accounting Firm.

23.3*	Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit 5.1).

24.1	Power of Attorney (see the signature page to this Registration Statement on Form S-1).

*	To be filed by amendment.
+	Indicates management contract or compensatory plan.
¥	Confidential treatment has been requested as to certain portions of this exhibit, which portions have been omitted and submitted separately to the Securities and Exchange Commission.